SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras Management Proposal

Ordinary and Extraordinary General Shareholders' Meeting (OEGM)

April 29, 2025

2:30 p.m. (Brasília)

Table of Contents

Message from the Chairman of the Board of Directors	3
Participation Manual	6
1. Exclusively digital assembly	6
1.1. Entirely remote OEGM	6
1.2. Distance Voting Ballot (BVD)	7
1.3. Required documents	9
1.4. Registration and accreditation	10
1.5. Declaration of Membership in a Group of Shareholders	12
1.6. Conciliation Agreement	13
2. Management Proposal	20
2.1. Procedural Rules:	20
2.4.1. Merger of Eletropar into Eletrobras	23
2.4.2. Bylaws Amendment Details:	27
First Block: Amendment to the Tie-Breaking Criteria for Matters Resolved by the Board of Directors:	27
Second Block: New Independence Criteria for Board Members and Reduction of the Minimum Number of Independent Directors:	27
Third Block: Transformation of the Fiscal Council into a Permanent Body Composed of Five (5) Members:	28
2.5.1. Review the accounts of the Managers, examine, discuss, and vote on the Management Report and the Company's Complete Annual Financial Statements for the fiscal year ended December 31, 2024.	29
2.5.2. Resolve on the management proposal for the allocation of results for the fiscal year ended December 31, 2024, and the distribution of dividends	33
2.5.4. Elect the members of the Board of Directors for a unified term of two (2) years and deliberate on the characterization of their independent status:	35
2.5.6. Set the annual aggregate compensation of the managers, external members of advisory committees, and members of the Fiscal Council (if installed) for the 2025 fiscal year:	64
SCHEDULES LIST	67

Message from the Chairman of the Board of Directors

Dear Shareholders,

It is with great honor and enthusiasm that, on behalf of the Board of Directors, I invite you to attend the Extraordinary General Meeting for Conciliation (“Conciliation EGM”) and the Ordinary and Extraordinary General Meetings (“OEGM”) of Centrais Elétricas Brasileiras S.A. (“Eletrobras” or the “Company”), to be held on April 29, 2025, at 1:00 p.m. and 2:30 p.m. (Brasília time), respectively, in an exclusively digital format. This is a significant milestone for all of us, and I would like to take this opportunity to share some reflections on the profound transformational journey we are undertaking and experiencing.

Since the historic privatization of Eletrobras in June 2022, we have made an unwavering commitment to building a true corporation, anchored in strong governance, operational efficiency, and performance. Our path is clearly defined: to achieve global leadership in generating sustainable value, positioning ourselves as a platform of energy intelligence and a business enabler for our clients. We strive for excellence in innovative solutions in clean and renewable energy, with high performance and market intelligence. Our goal is to consolidate Eletrobras as a benchmark organization in capital allocation, capable of attracting, developing, and retaining talent, while enhancing our natural vocation to secure a strategic position in the global renewable energy landscape.

Today, as we look back, we can already see not only profound structural changes but also a cultural transformation that is redefining and reshaping the very essence of the Company.

Our journey has been marked by formidable challenges, but it is precisely in the midst of storms that the most skilled sailors are forged. It has been no different at Eletrobras: great challenges, coupled with meritocracy, have shaped the construction of highly qualified teams within our Company. We are working to build a team of true champions—not only ready to win but especially willing to keep learning and evolving. Always with humility.

Humility is the key to breaking boundaries; it is the courage to acknowledge that there is always more to discover. If we want to grow, we must be willing to learn—and learning requires humility. It allows us to listen, to question, to test, to make mistakes, and to adjust course with agility.

The challenges we face on a daily basis push us into the unknown. And the only way to overcome the unknown is through knowledge. Only those with the humility to admit they do not know everything – and that there is always more to learn – can truly navigate the unknown. We believe that sustainable success is built upon an unquestionable foundation: the relentless pursuit of knowledge.

That is why we have been fostering a culture at Eletrobras where the pursuit of learning is constant. We want professionals who not only accept challenges but pursue them with curiosity and determination. We are cultivating a team that not only wears the Company’s jersey but embraces it with the intensity and passion needed for a relentless quest for knowledge, continuous learning, and excellence in everything they do. We believe that the Company's growth and shareholder return depend directly on the personal and professional growth of each individual.

Human beings learn throughout their lives, and at Eletrobras it must be no different. There is no growth without challenge, and no challenge without the courage to face the unknown. Pursuing goals means venturing into new frontiers, finding solutions to complex problems, and, above all, evolving constantly. It is through our goal-setting and cascading methodology, applied across all levels of the Company, that we ensure each individual effort contributes directly to the Company’s strategic outcomes.

For this reason, we are working to consolidate a robust model for people management and development, ensuring that each employee has clarity about their role and their contribution to the Company’s future. We have created structures dedicated to continuous training and innovation, transparent communication, and the strengthening of our organizational culture. Because having goals is not enough; everyone must know how to achieve them ethically, consistently, and effectively.

We believe that ethics and governance, combined with a culture of safety, are the cornerstone of the Company’s long-term sustainability. In this regard, the Board of Directors has once again demonstrated integrity, assertiveness, and firmness. A company’s reputation takes years to build but can be lost in moments. Trust, once earned, becomes one of the most valuable assets of any organization—and its foundation is uncompromising ethics. That is why we have been consolidating a governance model that prioritizes data-driven decision-making, transparency, and accountability. True leadership is not measured solely by the ability to achieve goals, but by how those goals are achieved.

We know that what sets average companies apart from extraordinary ones is the culture they build. Our mission is to form a team deeply committed to ethics, continuous learning, and results—to embed a culture of high performance and innovation. We want professionals who are dissatisfied with mediocrity, hungry for challenges, and driven by the desire to deliver innovative solutions in clean and renewable energy, positioning Eletrobras as a benchmark in innovation, performance, and market intelligence.

Eletrobras is undergoing the greatest transformation in its history. But transformation does not happen by decree—it requires engaged, committed, and prepared people to lead it. People find purpose and fulfillment when they feel part of something greater. Our challenge is to create this environment—one in which each employee not only understands but also takes pride in the impact of their work in shaping the future.

The results we have achieved so far are the reflection of a clear vision and a team dedicated to executing it with discipline, care, and ethics. But the future we envision—and will build—is even more ambitious and bold. Small dreams generate small challenges and limited learning. Dreaming big will take us further!

Our commitment is to move forward together on this journey of growth, innovation, and excellence as we pave the road toward Eletrobras’ admirable future. Dreaming big, working with method, strategy, and determination to break through the unknown.

Wishing us all an excellent shareholders’ meeting!

Vicente Falconi Campos

Chairman of the Board of Directors

Participation Manual

OEGM Eletrobras 2025

(“General Meeting”)

1.1.	Entirely remote OEGM
1.2.	Distance Voting Ballot (BVD)
1.3.	Required documents
1.4.	Registration and accreditation
1.5.	Statement of Ownership and Shareholder Group
1.6	Conciliation Agreement
1.7	Installation and Election of the Fiscal Council
1.8	Election of the Board of Directors
1.9	Nomination of candidates

1. Exclusively digital assembly

1.1. Entirely remote OEGM

In order to facilitate the participation of shareholders and others in the Meeting, pursuant to Law No. 6,404, of December 15, 1976 (“Brazilian Corporations Law”), CVM Resolution No. 81, of March 29, 2022 (“RCVM 81/2022”), and the Company's Bylaws, the Meeting will be held through Zoom digital platform, on April 29, 2025, at 02:30 p.m.

Shareholders who intend to participate in the Meeting must register on the website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025 and provide all the documents required for eligibility to participate or vote in the Meeting by 11:59 p.m. on April 27, 2025.

The Digital Platform complies with the requirements set forth in article 28, paragraph 1, I to III, of RCVM 81/2022.

The Meeting will be fully recorded.

Access to the Digital Platform and participation in the Meeting authorize the Company to record and use relevant legal and regulatory information.

PARTICIPATION MANUAL

The guidelines for the participation and manifestation of the Admitted Shareholders through the Digital Platform will be transmitted by the OEGM Board and detailed in an instruction guide sent by the Company. Matters not on the agenda must be dealt with through the usual Investor Relations channels, and will only be attached to the minutes upon express request.

The Company is not responsible for factors that are not under the Company´s control.

Manifestations sent to the OEGM board by e-mail to assembleiavirtual@eletrobras.com, before the end of the Meeting, such as instability in the internet connection or incompatibility between the Digital Platform and the equipment used by the OEGM participant. It is recommended that Admitted Shareholders access the platform at least 30 minutes before the start of the Meeting.

Any questions or explanations may be clarified by the Financial and Investor Relations Vice President through the e-mail assembleiavirtual@eletrobras.com.

1.2. Distance Voting Ballot (BVD)

Shareholders may participate in the Meeting through BVD. Guidelines on the documentation required for remote voting are contained in the BVD, available on the websites: https://ri.eletrobras.com/, https://sistemas.cvm.gov.br/ and https://www.b3.com.br/pt_br/.

To participate in the Meeting through the BVD, the Company's shareholders must fill in the appropriate fields, sign the BVD and send it up to 4 days in advance of the date of the Meeting to the following recipients:

Bookkeeping agent	Shareholders with book-entry shareholding positions may vote remotely through Itaú Corretora de Valores S.A. (“Bookkeeping Agent”). In this case, the submission of the Distance Voting Ballot (BVD) must be made via the Itaú Assembleia Digital website. To do so, registration and a digital certificate will be required. Information on registration and step-by-step instructions for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital
Custody Agent	Shareholders must verify with the custody agent if they will provide the service of receiving the BVD (“Custody Agent”). If so, Shareholders may, at their sole discretion, forward the BVD to the Custody Agent, following the appropriate procedures, which may incur potential costs.
Central depository	Shareholders may, at their sole discretion, submit the BVD through “Investor Area” of B3 (“Central Depositary”) in the “Services” section, under the option “Open Shareholders’ Meetings.”.
Company

Shareholders may forward the BVD directly to the Company, provided that the BVD:

▪   Only will be received when forwarded solely and exclusively through the website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025. To access the system (i) the shareholder who is already registered on the platform must use the same access credentials, entering his e-mail and password; and (ii) the shareholder who has not yet accessed the platform must click on “Sign up now” and enter their e-mail address. The system will then forward a verification code to the email address provided, so that the shareholder can complete their registration.

▪   It must contain the place, date and signature of the signatory shareholder. If the shareholder is considered a legal entity under the terms of the Brazilian law, the signature must be from its legal representatives or its attorneys with powers to perform this act.

▪   It must be accompanied by documentation proving the status of shareholder or legal representative of the signatory shareholder, according to the requirements and formalities indicated in this Management Proposal.

The BVD will be considered invalid and will not be processed by the Company if it is not supported with the documentation required to prove the shareholder’s status or representation and/or if it is submitted after the deadline of 4 days before the Meeting.

Until the end of the submission period, the BVD may be corrected and resubmitted by the shareholder to the Company, in compliance with the procedures and other deadlines set out in RCVM 81, and no BVD will be accepted after the end of such deadline.

If there are any unfilled items after the 4-day period prior to the Meeting, the Company will consider them as an instruction equivalent to abstention from voting.

The Shareholder who has already sent the BVD may also register and be accredited to participate in the Meeting through the Digital Platform, provided that it does so in the manner and within the period established in item 1.4 of this Manual. In this case, such Shareholder will be allowed to:

▪	participate in the Meeting, in which case the voting instructions received through BVD will be computed by the Meeting's board; or
▪	participate and vote at the Meeting, in which case the corresponding voting instructions, received through BVD, will be discarded by the Meeting's board.

Important: Holders of ADRs (American Depositary Receipts) usually vote through instructions sent to the ADR depositary bank, following the deadlines and procedures defined by their intermediaries, such as brokers or custodians. The votes will be consolidated and presented at the Meeting by the local representative of the ADR depositary bank.

Unlike the distance voting process in Brazil, the voting materials for ADR holders (such as the voting instruction form) cannot be updated after issuance. Thus, if new candidates for the Board of Directors or Fiscal Council are included after the finalization of these materials, ADR holders may not be able to vote for these candidates. Eletrobras will seek to minimize any differences between the voting materials in Brazil and abroad, but emphasizes that it is not possible to eliminate them entirely, due to the rules and deadlines applicable to ADRs in the United States.

 1.3. Required documents

These are the documents required to qualify and attend or vote in the Meeting via the Digital Platform:

i.          If a natural person:

▪       copy of the identification document legally recognized as such, with a recent photo and national validity, in addition to being within the validity period (if applicable); or

▪       in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than 1 year old, together with the official identity document with photo of the attorney-in-fact, and such attorney-in-fact must be another Shareholder, a director of the Company or a lawyer duly registered with the Brazilian Bar Association (OAB).

ii.          If a legal entity:

▪       updated articles of incorporation of the Shareholder and of the corporate document that elects the representative(s) with sufficient powers to represent it at the Meeting, duly registered with the competent authorities, together with an official identity document with photo of the said representative(s); and

▪       if applicable, power of attorney duly granted in accordance with the law and/or the shareholder's articles of association, together with the official identity document with photo of the attorney-in-fact.

iii.    If an investment fund:

▪       a copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or manager, as the case may be, in compliance with the investment fund's voting policy;

▪       documents that provide representative powers (corporate documents of election, term(s) of investiture, and/or power of attorney);

▪       identification document of the legal representative(s) with a recent photo and national validity;

▪       if applicable, a copy of the power of attorney granted under the terms of its articles of association and in accordance with the rules of Law No. 10,406, of January 10, 2002, as amended, along with the attorney's official identity document with photo.

It is not necessary to send the hard copies of the shareholder representation documents to the Company's office, nor to notarize, authenticate, consularize, apostille, or provide sworn translations of documents from foreign shareholders. Only a simple copy of the original documents required should be submitted via the website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025.

Powers of attorney granted by Shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by other means of proving the authorship e and integrity of the document in electronic form.

1.4. Registration and accreditation

– Shareholder

Shareholders who intend to participate in the Meeting, via the Digital Platform, must fill in all registration data on the website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025 and attach all documents proving qualification by 11:59 p.m. on April 27, 2025.

To access the system, the shareholder who:

▪       is already registered on the platform must access the link and use the same access credentials, entering their email and password; and

▪       has not yet registered on the platform must access the link and click on “Register now” and then enter your email address. Afterwards, the system will forward the verification code to the e-mail informed for the shareholder to complete their registration.

– Attorney-in-fact

The attorney-in-fact must register with their details on the website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025 and, through this platform, inform each shareholder they will represent and attach the respective documents proving their status of the shareholder and representation.

After this personal registration, the attorney-in-fact is automatically directed to the registration of his or her grantor, but if he or she leave this page and wants to add more grantors, the attorney-in-fact will need to access the website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025 and log in with the password created at the time of registration to continue registering them. The attorney-in-fact will receive individual confirmation of the qualification status of each shareholder registered in his or her register and will arrange, if necessary, for documents to be completed.

If the attorney-in-fact represents more than one shareholder, the attorney-in-fact:

▪       will only be able to vote at the Meeting on behalf of shareholders whose eligibility has been confirmed by the Company; and

▪       should beware of paragraph 2 of Article 8 of the Bylaws, which establishes that shareholders represented by the same attorney-in-fact, officer or representative under any title will be considered as belonging to the same shareholder group for the purposes of the voting limitation set forth in Articles 6 and 7 of the Bylaws, with the exception of holders of securities issued under the Company’s Depositary Receipts program, when represented by the respective depositary bank, provided they do not fall into any of the other situations outlined in the main section or §1 of Article 8 of the Bylaws.

The Company will verify the documents and, if there are no pending issues, the shareholder or his attorney-in-fact, as the case may be, will be admitted (“Admitted Shareholder”) and will receive, via the Digital Platform, confirmation of his or her admission to attend the Meeting.

In case of insufficient documentation, the shareholder must complete it on the same website https://qicentral.precisao-i.com/m/agoe-eletrobras-2025, until 11:59 p.m. on April 27, 2025. There will be no additional deadline to correct insufficient documentation.

If an Admitted Shareholder does not receive confirmation for virtual access to the OEGM up to eight (8) hours before the start time of the Meeting, he/she must contact the Company's Investor Relations area through e-mail assembleiavirtual@eletrobras.com up to four (4) hours before the start time of the Meeting.

Access to the Meeting via Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to participate in the Meeting.

The Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be) undertake to use the individual registration exclusively to follow the Meeting remotely, without transferring it or disclosing it to third parties, as well as not to record, reproduce or share any content or information transmitted during the Meeting.

1.5. Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights pursuant to Articles 6 and 7 of the Company's Bylaws, the Company requests, for the purposes of the timely examination of the matter, that the Shareholders included in the legal situations contemplated in Article 8 of the Bylaws inform, up to two (2) days prior to the date designated for the Meeting, that is, up to 11:59 p.m. on April 27, 2025, which are the members of a potential group of shareholders.

In the case of investment funds with the same administrator or manager, only those whose investment and voting policies at shareholders' meetings, under the terms of the respective regulations, is the responsibility of the administrator or manager, will be considered members of a shareholder group.

The information must be provided by sending the Declaration of Membership in a Group of Shareholders, exclusively to the following website address https://qicentral.precisao-i.com/m/agoe-eletrobras-2025, mentioning whether:

▪       are part of a voting agreement and whether there are other members of the agreement and their respective corporate interests;

▪       are part of an economic group of companies or group of entities with common administration or management or under the same authority; and

▪       are represented by the same agent, administrator or representative in any capacity whatsoever.

The form of the Declaration of Membership in a Group of Shareholders template is available on the website https://ri.eletrobras.com/informacoes/convocacoes-e-atas/.

The chairman and secretary of the Meeting may, if deemed necessary, if they deem necessary, request documents and information from shareholders in order to verify whether a shareholder is a member of a Shareholder group that may hold 10% or more of the Company's voting capital.

1.6. Conciliation Agreement

Eletrobras executed the Conciliation Agreement with the Federal Government (“Federal Government”) on March 26, 2025 with the aim of terminating, with a decision on the merits, the Direct Action for the Declaration of Unconstitutionality No. 7,385 (“ADI”), pending before the Supreme Federal Court (“STF”). For reference to the information disclosed by the Company on this matter, see the material facts published on February 28, 2025 and March 26, 2025.

The Conciliation Agreement and the resulting amendment to the bylaws shall be submitted for approval by the common shareholders at the Extraordinary General Meeting, convened for April 29, 2025, at 1:00 p.m. (“Conciliation EGM”), prior to the OEGM hereby convened.

Accordingly, in the event of the following scenario:

•       Approval of the agenda of the Conciliation EGM (“Conciliation Scenario”), the Federal Government shall have the right to elect, separately, three (3) members to the Board of Directors and one (1) member, along with a respective alternate, to the Fiscal Council (see items 1.7 and 1.8 below). In this case, the seats available for election by ordinary shareholders to the Board of Directors will be reduced from nine (9) to six (6) members and, for Fiscal Council, will be reduced by one (1) seat, so that even if:

a.         the two (2) candidates nominated by the Federal Government and included in the list proposed by the management, as identified in item 2.5.4 below, shall be withdrawn from the general election for common shareholders, and the votes attributed to them shall not be considered, as they will be elected by the Federal Government through the separate election mechanism set forth in the Term of Conciliation;

b.        One (1) additional candidate included in the list proposed by the management, as expressly identified in item 2.5.4 below, shall also be withdrawn from the general election for common shareholders and the corresponding votes shall not be considered, so that the list of candidates is consistent with the new number of available seats;

c.          the candidate for regular member of the Fiscal Council and his/her respective alternate, nominated by the Federal Government and indicated in item 2.5.5 below, shall be withdrawn from the general election for common shareholders, and the votes attributed to them shall not be considered, as they will be elected by the Federal Government through the separate election mechanism set forth in the Term of Conciliation. Accordingly, the management recommends that the Fiscal Council be installed with five (5) regular members and their respective alternates.

•       Rejection of the agenda of the Conciliation EGM (“Non-Conciliation Scenario”), all nine (9) seats on the Board of Directors and four (4) seats on the Fiscal Council (if installed with five (5) members) shall be subject to general election by the common shareholders, with no reduction in the number of seats. In this scenario, all candidates included in the list recommended by the management shall run in the general election under the candidate-based voting system. Likewise, the Federal Government’s nomination for a member of the Fiscal Council shall run under the candidate-based voting system of the common shareholders.

Important: In either of the above scenarios, the Federal Government, under the scope of the Term of Conciliation, has undertaken the commitment to (i) not request the adoption of cumulative voting; and (ii) if a valid request for cumulative voting is submitted by other shareholders, to support only two (2) of its nominees.

The nominations made by the Federal Government are deemed to have been submitted by all shareholders that are part of its group (the “Federal Government Shareholders Group”)[1] and were reviewed by the People and Governance Committee, having been validated from the standpoint of integrity and legal eligibility requirements.

Considering the dual scenarios outlined above, and aiming to provide maximum transparency to shareholders, the Board of Directors has included in its Competency Matrix both the Conciliation Scenario (six (6) recommendations by the management and three (3) nominations by the Federal Government) and the Non-Conciliation Scenario (seven (7) recommendations by the management and two (2) recommendations by the Federal Government), so that shareholders may clearly visualize the balance and diversity of profiles and skills in the final composition of the board (see item 2.5.4 below).

1.7. Installation of the Fiscal Council

The Company is proposing to the Shareholders, through an amendment to the Bylaws, to establish the Fiscal Council of Eletrobras as a permanent body (see item 2.4.2 below).

As of this date, the body is not permanent and its installation is subject to the request of shareholders representing at least two percent (2%) of the common shares or one percent (1%) of class “A” or “B” preferred shares issued by the Company, and it may be composed of three (3) to five (5) regular members and an equal number of alternates.

The Company informs that the installation quorum has been met, following a request submitted by the Federal Government, and proposes that the Fiscal Council be composed of five (5) regular members and their respective alternates, to be elected under the candidate-based voting system, subject to the scenarios described in item 1.6 above.

Requests for the installation of the Fiscal Council may be submitted by any shareholder, through the BVD or via the e-mail assembleiavirtual@eletrobras.com. Prior to resolving on the election of the members of the Fiscal Council, the Meeting shall determine the number of seats to be filled by the candidates.

Important: If the matters of the Conciliation EGM are approved, the number of seats on the Fiscal Council available to ordinary shareholders will be automatically reduced, as described in item 1.6 above. We recommend that you read this Management Proposal carefully in order to properly fill in the BVD and participate in the process of electing the Fiscal Council.

Management Recommendations | BVD election process

The BVD has been structured to allow the process of electing the members of the Fiscal Council to consider and reflect potential effects and consequences of the resolution on the Conciliation Agreement that will take place at the Conciliation EGM - scheduled for the same date as the OEGM now convened, but to be held earlier.

In order to ensure the best use of shareholder’s votes, even in the face of alternative scenarios, the management clarifies that it will treat the votes as follows:

▪  In the Scenario with Conciliation, the number of seats will be reduced by one (1) (i.e., from four (4) to three (3)). However, considering the possibility of the shareholder voting for up to four (4) candidates in the Scenario without Conciliation, the structure of the BVD will include a specific question for each candidate (“Specific Questions”) - with exception of the effective candidate and its respective alternate appointed to the Federal Government, which already have a provision for automatic withdrawal of candidacy in the Scenario with Conciliation -, so that the ordinary shareholder can indicate, among the candidates for whom he/she has voted for the list system in the Scenario without Conciliation, the 3 (three) candidates who should be considered in the list system in the Scenario with Conciliation.

If more than three (3) candidates are marked in the Specific Questions and the Scenario with Conciliation is confirmed, all votes will be disregarded. If three (3) or less than three (3) candidates are marked, the respective candidates must also be approved in the Specific Question(s) (i.e., the shareholder must ratify their votes), as the votes marked in the Specific Questions will prevail.

For the rules to be observed in nominating candidates to the Fiscal Council, see item 1.9 below.

1.8. Election of the Board of Directors

As of the date of the convening of this Shareholders’ Meeting, the Board of Directors of Eletrobras is composed of ten (10) seats, and the election shall be held under the candidate-based voting system (list), subject to the scenarios described in item 1.6 above.

Additionally, common shareholders holding at least five percent (5%) of the voting shares may request the adoption of cumulative voting for the election process. The request must be submitted up to 48 hours before the Meeting (i.e., by 2:30 p.m. on April 27, 2025) and may be withdrawn until the time of the election.

[1] In accordance with the terms of the Settlement Agreement, Article 8 of the Company's Bylaws, and the decision of the CVM Panel in Process CVM RJ/19957.000800/2024-35.

▪  General Election (with or without the adoption of cumulative voting): Nine (9) seats hall be subject to election by common shareholders, which will be carried out under the candidate-based voting system, subject to a valid request for the adoption of cumulative voting, as explained above.

▪  Separate Election by Preferred Shareholders: One (1) seat shall be subject to separate election by preferred shareholders, according to the Bylaws.

The Board of Directors is submitting to the shareholders nine (9) candidates for the general election by the common shareholders, of which two (2) candidates were nominated by the Federal Government (Messrs. Mauricio Tolmasquim e Silas Rondeau, as per item 2.5.4 below), and seven (7) candidates were nominated by the Board of Directors itself, along with one (1) candidate indicated by the Board of Directors for the separate election by the preferred shareholders, in accordance with the Company’s Nomination Policy, its Competency Matrix (see item 2.5.4 below), and the transitional rules set forth in the Term of Conciliation.

Important: Should the matters on the agenda of the Conciliation EGM be approved, the number of seats on the Board of Directors will be automatically reduced, as described in item 1.6 above. Shareholders are advised to carefully read this Management Proposal to properly complete the BVD and participate in the Board of Directors election process.

Management Recommendations | Election process through BVD

The BVD was structured to allow the process of electing the members of the Board of Directors to take into account and reflect the potential effects and developments of the deliberation on the Settlement Agreement that will take place at the Conciliation EGM — scheduled for the same date as the OEGM now called, but to be held earlier.

To ensure the best use of shareholder votes, even in the face of alternative scenarios, management clarifies below how the calculation process will be conducted in each situation:

▪  General election (without multiple voting): The general election by shareholders holding common shares will take place by voting for candidates (item 5 list of the BVD), and the shareholder may vote for up to nine (9) candidates.

In  the Scenario with Conciliation, the number of vacancies will be reduced to 6 (six). However, considering the possibility of the shareholder voting for up to nine (9) candidates in the Scenario without Conciliation, the structure of the BVD will include a specific question for each candidate ("Specific Questions") – with the exception of the three (3) candidates nominated by management and who already have a provision for automatic withdrawal of candidacy in the Scenario with Conciliation – so that the common shareholder can signal, among the candidates for whom he has voted for the list system in the Scenario without Conciliation, the 6 (six) candidates who should be considered in the list system in the Scenario with Conciliation.

If the shareholder(s) mark more than six (6) candidates in the Specific Questions and the general election at the OEGM takes place observing the Scenario with Conciliation without the adoption of multiple voting, their votes will be disregarded.

If six (6) or less than six (6) candidates are marked on the list in item 5 of the BVD, the respective candidates must also be approved on the Specific Question(s) (i.e., the shareholder must ratify their votes), as the votes marked on the Specific Questions will prevail.

For the impact of the Specific Questions on the general election scenario with the adoption of multiple voting, see the section "General election (with multiple voting)" below.

✓  Recommendation: Common shareholders who choose to use the BVD and still ensure both the right to elect nine (9) members of the Board of Directors in the Scenario without Conciliation and the right to elect six (6) members in the Scenario with Conciliation, are recommended to properly fill in the specific questions of each of their candidates, in order to signal the six (6) candidates who should participate in the electoral process in the last mentioned scenario.

General election (with multiple voting): The BVD, in order to anticipate the dynamics of the multiple voting process, presents a mandatory question in the following terms (item 6 of the BVD):

“In case of adopting the election process by multiple vote, should the votes corresponding to your shares be distributed in equal percentages among the candidates you have chosen? [The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the candidates chosen up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage will not be allocated to any candidate, being disregarded in the multiple voting procedure, in which case the shareholder may not vote with all of his shares.]”

In the Scenario with the adoption of multiple voting for the general election at the OEGM, the Company will adopt the following interpretation in relation to the "yes" or "no" options that the shareholder indicates for the mandatory question above, in order to make the best use of the votes via BVD:

Scenario without Conciliation: The votes allocated to the candidates due to this question (to be completed in item 7 of the BVD) will be considered in full, according to the instructions given by the shareholder.

Scenario with Conciliation: Considering that candidates will be removed from the list of candidates and will no longer run for election (see items 1.6 and 2.5.4 and section "Recommendations of the Administration | Election process through the BVD"), the Company will take advantage of the votes as follows: (i) if the answer to item 6 of the BVD is “yes”, the proportional distribution of votes to the candidates indicated by the shareholder in the Specific Questions will be carried out; and (ii) if the answer to item 6 of the BVD is “no”, the distribution of percentages indicated by the shareholder to the candidate(s) on the list in item 7 of the BVD will be applied, in all cases, respecting the maximum number of votes available and provided that the total number of votes (i.e., 100%) is distributed. In this case, any vote cast on the Specific Question(s) will not be considered.

✓ Recommendation to Shareholders: To common shareholders who wish to support the list of candidates presented by management in item 2.5.4 of this Management Proposal, the Company recommends: (a) that they ratify in the specific questions the remaining six (6) candidates proposed by management for the Conciliation Scenario; and (b) the choice of the "yes" answer to the question of the BVD Question, which will allow shareholders to take advantage of all their votes in the remaining six (6) candidates proposed by management in the Conciliation Scenario, if the multiple voting system is triggered.

1.9. Nomination of candidates

Shareholders may submit alternative nominations to the Board of Directors and the Fiscal Council to run in the general election and/or in the separate election, as applicable, subject to the rules and guidelines set forth below and to the possibility of a reduction in the number of seats allocated to common shareholders, as provided in item 1.6 above.

Shareholders holding at least 0.5% (zero point five percent) of the shares of a given class issued by the Company may request the inclusion of such nominations in the BVD by submitting a request to the e-mail address assembleiavirtual@eletrobras.com no later than twenty-five (25) days prior to the date of the Shareholders’ Meeting (i.e., by 11:59 p.m. on April 4, 2025).

Nominations to be included in the BVD must:

▪  be accompanied by: (i) the candidate’s résumé containing, at a minimum, their qualifications, education, professional experience, current principal activity, and identification of positions held on boards of directors, fiscal councils or advisory boards of other companies, if applicable; (ii) the information required under items 7.3 to 7.6 of the Company’s Reference Form; (iii) an indication as to whether the candidate requires the waiver referred to in Article 147, §3 of the Brazilian Corporation Law, together with a statement explaining the reasons why the Shareholders’ Meeting should grant such waiver; and (iv) an indication as to whether the nomination is intended for the general election or the separate election by preferred shareholders.

In the case of nominations to the Board of Directors, the submission must also include a declaration of absence of legal impediments and compliance with the eligibility requirements, as well as a statement on whether or not the candidate qualifies as an independent member.

▪  Comply with the eligibility requirements set forth in Articles 147, §§1 to 3 of the Brazilian Corporation Law and Article 22 of the Company's Bylaws. In the case of nominations for the Fiscal Council, the criteria established in Article 162, caput and §2, of the Brazilian Corporation Law, as well as in §§1 to 4 of Article 22 of the Bylaws, must also be met. Additionally, the name of the respective alternate must be provided along with the name of the effective candidate.

These requirements also apply to nominations made after the deadline for inclusion in the BVD, and all nominations will be subject to integrity and legal compliance review by the People and Governance Committee.

The Company warns of the existence of overboarding rules, which limit the number of positions that candidates for the Board of Directors of Eletrobras may concurrently hold.

In this regard, candidates who meet any of the following criteria shall not be eligible to join the Board of Directors of Eletrobras:

(i)      those who already hold four (4) or more positions on the boards of directors of publicly held companies not controlled by Eletrobras;

(ii)      those who already hold two (2) or more positions on the boards of directors of publicly held companies not controlled by Eletrobras, if one of these positions is as chair of the board;

(iii)    those who already hold one (1) or more positions on the boards of directors of publicly held companies not controlled by Eletrobras, if the nominee is also an executive officer of another publicly held company not controlled by Eletrobras.

The Company may, after receiving the request for inclusion of candidates in the BVD and conducting an initial review of the submitted documentation, request additional information within the deadlines established in RCVM 81/2022.

Important: Shareholders may nominate candidates for the Board of Directors or the Fiscal Council until the start of voting at the Meeting. To ensure that all shareholders have prior access to information about the candidates and that the Meeting proceeds in an orderly manner, the Company recommends that such nominations be made as early as possible. Nominations submitted during the Meeting will also be reviewed for integrity and compliance with legal requirements, which may prolong the session or even require a recess.

2.       Management Proposal

2.1.       Procedural Rules:

Installation Quorum

- Articles 125 and 135 of Brazilian Corporations Law

The OEGM shall be convened, on first call, with the presence of shareholders representing at least one-fourth (1/4) of the voting shares, except for matters concerning amendments to the Bylaws, which require a quorum of two-thirds (2/3). If only this latter quorum is not reached, the Meeting shall be installed to deliberate on the remaining matters. On second call, the OEGM may be convened with any number of shareholders.

Approval Quorum

- Article 129 and 135 of Brazilian Corporations Law

The resolutions of the Meeting will be taken by a majority of the votes of the shareholders, excluding blank votes.

- Article 18 §§2 and 3 of the Bylaws

The resolutions will be made by the majority of votes. The vote of each shareholder will be proportional to their shareholding in the Company's capital, subject to the 10% limit of the voting capital due to the Restriction.

-

Restrictions

- Articles 6 and 7 of the Bylaws

No shareholder or group of shareholders, regardless of their nature or shareholding, may exercise voting rights in excess of 10% of the total number of voting shares in Eletrobras. It is also forbidden to enter into agreements aimed at exceeding this limit ("Restriction"). Votes that do not comply with this rule, set out in articles 6 and 7 of the Bylaws, will not be counted by the chairman of the Meeting.

Voting Rights

- Common Shareholders

Shall vote on all matters of the OEGM, subject to the Restriction and the conditions set forth in this Management Proposal regarding the Federal Government and its Shareholder Group.

- Preferred Shareholders

Shall vote only in the separate elections for preferred shareholders, considering the lowest balance of shares held in the 90 days prior to the OEGM (uninterrupted ownership, Article 141, §6, of the Brazilian Corporations Law), for one member of the Board of Directors and one member and respective alternate of the Fiscal Council.

2.2. AGENDA – EGM:

1. About the Merger of Eletropar by Eletrobras (“Merger”):

1.1. Ratify the appointment of Pricewaterhousecoopers Auditores Independentes Ltda. (“PwC”) as the valuation firm responsible for preparing the Eletrobras Participações S.A. accounting valuation report (“Eletropar Accounting Valuation Report” and “Eletropar”, respectively);

1.2.       Approve the Eletropar Accounting Valuation Report;

1.3.       Ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the valuation firm responsible for preparing the Company’s valuation report, for the purposes of Article 264 of Brazilian Corporation Law, (“Eletrobras Article 264 Valuation Report”) and of Eletropar (“Eletropar Article 264 Valuation Report”);

1.4.       Approve the Eletrobras Article 264 Valuation Report and the Eletropar Article 264 Valuation Report;

1.5.       Approve the Merger Protocol and Justification, entered into by the officers of the Company and the officers of Eletropar, which establishes the terms and conditions for the Merger of Eletropar into the Company (“Merger” and “Protocol and Justification”, respectively);

1.6.       Approve the Merger, pursuant to the Protocol and Justification;

1.7.       Approve the amendment to the Bylaws of the Company to modify the caput of Article 4 of the Bylaws, due to the capital increase resulting from the Merger; and

1.8.       Authorize the managers of Eletrobras to take all necessary actions to implement the Merger.

2.       Approve, with effectiveness conditioned upon the consent of the competent authority, the following amendments to the Bylaws of the Company: Amendment to paragraph 5 of the current Article 25 of the Bylaws, to establish a new tie-breaking rule within the scope of the Board of Directors.

3.       Approve, with effectiveness conditioned upon the consent of the competent authority, the following amendments to the Company’s Bylaws: Amendment to (i) paragraph 2 of the current Article 28 of the Bylaws, to reduce the minimum number of independent directors from six (6) to five (5); and (ii) paragraph 4 of the current Article 28 of the Bylaws, to include criteria for assessing the independence of members of the Board of Directors.

4.       Approve, with effectiveness conditioned upon the consent of the competent authority, the following amendment to the Company’s Bylaws: Amendment to the current Article 43 of the Bylaws to make the Fiscal Council a permanent body and set its composition at five (5) full members and their respective alternates.

5.       If any of the resolutions set forth in items 1, 2, 3 and/or 4 above are approved, approve: (i) the consolidation of the Bylaws of the Company, considering all amendments approved by the shareholders at the General Meeting, including any adjustments to numbering, the use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as approved by the competent authority; and (ii) if necessary, authorize the Board of Directors to take the administrative measures to reflect in the consolidated version of the Bylaws the amendments approved by the shareholders at the General Meeting and by the competent authority, including for the purposes of filing, publication, and compliance with other applicable legal and regulatory provisions.

Specific Clarifications on the Agenda of the EGM:

(a)       The approval of item 1 does not depend on the approval of the competent authority;

(b)       All bylaw amendments in items 2 to 4 depend on the approval of the competent authority to become effective; and

(c)       Item 5 will only be submitted for voting if any of items 1, 2, 3 or 4 are approved.

2.3. AGENDA - OGM:

1.       Review the accounts of the Managers, examine, discuss, and vote on the Management Report and the Company’s Complete Annual Financial Statements for the fiscal year ended December 31, 2024;

2.       Resolve on the Company's management proposal for the allocation of results for the fiscal year ended December 31, 2024, and the distribution of dividends;

3.       Elect the members of the Board of Directors for a unified term of office of two (2) years, as well as resolve on (i) the classification of its members as independent; and (ii) pursuant to Article 147, paragraph 3, of the Brazilian Corporation Law, the waiver of the requirements set forth in items I and II of said provision, as applicable;

4. Set the number of Fiscal Council members at five (5), along with their respective alternates, if installed;

5.       Elect the members of the Fiscal Council, if installed, to serve until the next Annual General Meeting; and

6.       Set the total annual compensation for the Managers, external members of advisory committees, and Fiscal Council members (if installed) for the fiscal year of 2025.

2.4.       CLARIFICATIONS ON THE AGENDA OF THE EGM:

2.4.1. Merger of Eletropar into Eletrobras

Eletropar is a subsidiary of Eletrobras, which holds 83,71% of its capital stock. Upon completion of the Merger, Eletropar will be dissolved and fully absorbed by Eletrobras, which will succeed it in all its rights and obligations (“Merger”).

Purpose

The Merger will enable Eletrobras to execute its strategic plan and unlock value drivers associated with the streamlining of its corporate and governance structures, the implementation of an efficient integrated management, the development of its core businesses, and, consequently, the divestment of non-core assets and businesses.

From the perspective of minority shareholders of Eletropar, migrating to the shareholder base of Eletrobras is beneficial, as the Acquiring Company is currently structured as a publicly held company with dispersed capital, following a true corporation model.

In this regard, by becoming shareholders of Eletrobras as a result of the Merger, these investors will benefit from greater liquidity and increased political rights, as they will no longer be minority shareholders of a controlled company whose shares have a low trading volume on B3.

Increase of Capital Stock

With the Merger, the capital stock of Eletrobras will be increased due to the absorption of the book value of shareholders' equity of Eletropar. As determined in the Eletropar Accounting Valuation Report, this increase will amount to BRL 35,375,784.48 (thirty-five million, three hundred seventy-five thousand, seven hundred eighty-four reais and forty-eight cents).

Consequently, 1,532,788 (one million, five hundred thirty-two thousand, seven hundred eighty-eight) new common shares will be issued by Eletrobras, all book-entry and without par value, with the same rights and obligations currently assigned to Eletrobras’ common shares.

The amendment to the Bylaws to reflect the update of the capital stock, as described above, will not require prior approval from the specific competent authority.

Exchange Ratio (Share Substitution)

Pursuant to applicable law and CVM guidelines, the Independent Committee of Eletropar, was formed, consisting of three members: (i) Mr. Renan dos Santos Antunes, Eletropar board member appointed by a majority of the Board of Directors in a meeting held on August 11, 2023; (ii) Mr. Carlos Alberto Policaro, a board member elected by minority shareholders at the General Meeting of Eletropar held on September 11, 2023, during which Eletrobras, in its capacity as the controlling shareholder, abstained from voting; and (iii) Ms. Lucia Maria Martins Casasanta, jointly selected by the two previous board members.

The Independent Committee had sufficient time and access to information to independently evaluate and discuss the exchange ratio resulting from the Merger. In its analysis and discussions, the Independent Committee considered and assessed, among other aspects:

a)       the strategic, commercial, and financial justifications presented by Eletropar;

b)       the assumption that the Merger must be structured under commutative conditions for its shareholders;

c)       the nature of the Merger transaction, which is highly common and widely tested in the market; and

d)       the legal structure of the Merger.

The Independent Committee concluded that the exchange ratio, ensuring the commutativity of the Merger, is one (1) common share issued by Eletropar for zero point eight (0.8) common share issued by Eletrobras, and this recommendation was approved by the Board of Directors of Eletropar on March 27, 2025.

According to the Protocol and Justification, the Executive Board of Eletrobras and Eletropar decided to accept the exchange ratio recommendation proposed by the Independent Committee.

Withdrawal Rights

Shareholders of Eletropar who vote against, abstain, or do not attend the meeting resolving on the Merger shall be entitled to withdrawal rights (“Dissenting Shareholders Eletropar”), meaning they may exit the company by receiving reimbursement for the value of their shares (“Withdrawal Rights”).

Reimbursement Amount: BRL18.4635 per common share issued by Eletropar, based on the book value determined in the consolidated financial statements as of December 31, 2023. This amount will not be adjusted for inflation (“Reimbursement Amount”).

The Exchange Ratio calculated based on the valuation reports prepared in accordance with Article 264 of the Brazilian Corporation Law is less favorable to the shareholders of Eletropar than the proposal set forth in the Protocol and Justification, as recommended by the Independent Committee. Therefore, the criterion under Article 264 of the Brazilian Corporation Law does not apply in this case for the purposes of calculating the Reimbursement Amount.

Term: Dissenting Shareholders may exercise their Withdrawal Rights within a 30-day period, starting from the publication date of the minutes of the EGM that approves the Merger.

Right of Reconsideration: Once the period for exercising the Withdrawal Rights has ended, Eletropar will have up to 10 days to assess whether the payment of the Reimbursement Amount would compromise its financial stability. If so, the management of Eletropar may call a new general meeting to ratify or reconsider the Merger decision (“Right of Reconsideration”).

Payment Date: The payment date will be informed in due course through a shareholder notice, on the date when the management of Eletropar decides not to exercise the Right of Reconsideration, or after the ratification of the Merger by the shareholders of Eletrobras, if a general meeting is convened to deliberate on the Right of Reconsideration, as applicable.

Shareholders of Eletrobras will not be entitled to Withdrawal Rights, in accordance with applicable law.

Procedure

The approval of the Merger is subject to:

(a)       At Eletrobras:

•       Approval by the Executive Board, pursuant to Article 39, items I and VIII of the Bylaws, granted on March 27, 2025;

•       Opinion by the Audit and Risk Committee to the Board of Directors of Eletrobras, pursuant to its Internal Regulations, issued on March 27, 2025;

•       Approval by the Board of Directors, pursuant to Article 31, items VII and XIII of the Bylaws, granted on March 27, 2025;

•       Opinion by the Fiscal Council to the General Meeting, pursuant to Article 45, item III of the Bylaws, issued on March 27, 2025; and

•       Approval by the general meeting, pursuant to article 122, items I and VIII of Brazilian Corporation Law and Article 18 of the Bylaws.

(b)       At Eletropar:

•       Approval by the Executive Board, granted on March 26, 2025, pursuant to Article 12 of the Internal Regulations of the Executive Board of Eletropar;

•       Opinion by the Audit and Risk Committee to the Board of Directors of Eletropar, pursuant to its Internal Regulations, issued on March 27, 2025;

•       Approval by the Board of Directors, granted on March 27, 2025;

•       Opinion by the Fiscal Council to the General Meeting, issued on March 27, 2025, pursuant to Article 39, item VI of the Bylaws of Eletropar; and

•       Approval by the General Meeting, pursuant to Article 122, item VIII of the Brazilian Corporation Law and Article 10, item II of the Bylaws of Eletropar.

The approval documents referred to above may be consulted by the Shareholders on the websites of Eletropar (https://eletrobraspar.com/Paginas/Relacoes-Com-Investidores.aspx), of the Company (https://ri.eletrobras.com/), of the CVM (https://sistemas.cvm.gov.br/), and of B3 (https://www.b3.com.br/pt_br/).

2.4.2. Bylaws Amendment Details:

First Block: Amendment to the Tie-Breaking Criteria for Matters Resolved by the Board of Directors:

To safeguard the premises of Eletrobras’ privatization and the corporation model, the Board of Directors deemed it appropriate to adjust the tie-breaking criterion for matters under its purview, granting the Chair of the Board the second and final tie-breaking vote.

Thus, the first tie-breaking criterion will now reflect the will of the group of board members that includes the highest number of independent directors, in line with corporate governance best practices.

Second Block: New Independence Criteria for Board Members and Reduction of the Minimum Number of Independent Directors:

In line with corporate governance best practices and considering the statutory and legal limits on political rights, the Company proposes the introduction of two new statutory criteria for the loss of independence of a Board Member, as follows:

•	holding more than ten percent (10%) of the voting shares of Eletrobras; or
•	having a material relationship, management role, employment relationship, or equivalent link with a shareholder or group of shareholders holding more than ten percent (10%) of the voting shares of Eletrobras.

Additionally, the management proposes reducing the minimum number of independent members from six (6) (equivalent to 60%) to five (5) (equivalent to 50%), as this new threshold, while remaining compliant with corporate governance guidelines and best practices, is more reasonably suited to the Company's needs in light of the stricter independence criteria mentioned above, and is also more aligned with the new electoral structure expected if the EGM of the Conciliation agenda is approved.

Considering the potential approval of the EGM of the Conciliation, the three (3) Board members elected separately by the Federal Government will automatically be classified as non-independent members. Furthermore, since the election process for the Board of Directors includes separate elections by preferred shareholders, if either the common or preferred shareholder groups elect a non-independent member, the other group would automatically be prevented from doing so, which is deemed unreasonable.

Third Block: Transformation of the Fiscal Council into a Permanent Body Composed of Five (5) Members:

The Company also proposes that the Fiscal Council be formally established as a permanent body, necessarily composed of five (5) members.

This measure is justified by the following factors:

(i)	since privatization, shareholders have broadly supported the installation of the Fiscal Council, making it reasonable to simplify the voting process and ensure predictability regarding the number of members;
(ii)	Setting the number of members at five (5) is justified, as in addition to the separate elections by common and preferred shareholders, the Conciliation Agreement also provides for the separate election of one (1) Fiscal Council member by the Federal Government. Thus, a five-member structure would provide a more proportional representation for common shareholders.

2.5.       CLARIFICATIONS ON THE AGENDA OF THE OGM:

2.5.1.       Review the accounts of the Managers, examine, discuss, and vote on the Management Report and the Company's Complete Annual Financial Statements for the fiscal year ended December 31, 2024

The Management proposes that the shareholders approve the managers' accounts, the Management Report, and the Company’s Complete Annual Financial Statements, accompanied by the report issued by PriceWaterhouseCoopers Auditores Independentes (“Independent Auditor”), the Fiscal Council’s opinion and the summary annual report of the Audit Committee, all related to the fiscal year ended December 31, 2024 (“Financial Statements”).

Key Highlights:

The key highlights of the year can be summarized as follows:

▪	Financial and operational optimization:
✓	+5.6% revenue in the power generation segment, reaching BRL 28.1 billion;
✓	+10.7% revenue in the transmission segment, reaching BRL19.3 billion;
✓	-7.2% in PMSO, totaling BRL7.6 billion;
✓	+51.2% consolidated EBITDA of Eletrobras, reaching BRL 26.2 billion;
✓	+136.2 % increase in consolidated net income, reaching BRL10.4 billion;
✓	BRL 37.7 billion in net debt, with a net debt/adjusted EBITDA ratio of 1.5x.
▪	Recovery of Investment Capacity with a Focus on Resilience and Operational Efficiency:
✓	Investments of BRL 7.7 billion in 2024, including BRL 1.1 billion in the Coxilha Negra wind farm, which will have a 302 MW capacity;
✓	Acquisition of four (4) lots in the Transmission Auction held by ANEEL in March 2024, with a 30-year concession term and estimated investments of BRL 5.6 billion;
✓	Revitalization works on the Itaipu high-voltage direct current (HVDC) transmission system, with estimated investments of BRL1.9 billion;

✓	Construction of the 500 kV transmission line through SPE Transnorte Energia (TNE), integrating Manaus with Boa Vista and connecting the State of Roraima to the National Interconnected System (SIN), with projected investments of BRL 3.3 billion.
✓	Robust investments in the modernization of hydroelectric plants and reinforcement and improvement of transmission lines, enhancing resilience and strengthening assets while contributing to the country's energy security.
▪	Innovation and Technology:
✓	We are also investing in innovation in the management of our assets. We created the ATMOS meteorological intelligence center, which uses artificial intelligence in extreme weather forecasting models, helping to improve readiness and operational safety.
✓	Another innovation is the new asset monitoring center, which uses IoT sensors and digital applications (digital twin, BIM, and virtual reality) to monitor over 87,000 assets.
▪	People Management:
✓	Launch of the Voluntary Termination Program, promoting a responsible career transition approach and constructive dialogue with employees and labor unions;
✓	Linking employee compensation to company performance, with market-aligned salaries;
✓	Completion of collective labor agreement negotiations (2024-2026 cycle), achieving significant advancements aligned with private sector labor practices;
▪	Conflict Resolution:
✓	Conclusion of negotiations and execution of the Conciliation Agreement between Eletrobras and the Federal Government, and submission to the General Meeting of a proposal for a consensual and amicable solution to terminate, with a decision on the merits, the ADI before the STF;
✓	Progress in compulsory loan settlements, with a provision reversal of approximately BRL 441 million;

▪	Rationalization of Corporate Holdings:
✓	Completion of the sale of a 49% minority stake in 15 Special Purpose Entities (SPEs), including Chapada do Piauí I Holding S.A. and Chapada do Piauí II Holding S.A., in June 2024;
✓	Completion of the Merger of Eletrobras Furnas in 2024, which allowed for corporate and governance structure simplification and efficiency gains;
✓	Success in divesting its thermal power portfolio and transferring the credit risk of the respective energy agreements;
▪	ESG Aspects and Corporate Sustainability:
✓	Creation of the Sustainability Committee in May 2024, which was transformed into a statutory body through the bylaws reform approved at the EGM on February 26, 2025, reflecting Eletrobras' commitment to promoting its corporate sustainability;
✓	Approval of the Science-Based Net Zero Target by SBTi Services;
✓	Execution of Eletrobras' first-ever ESG Roadshow;
✓	Approval of Eletrobras’ Human Rights Policy;
✓	For the second consecutive year, Eletrobras was included in B3’s IDIVERSA index portfolio, one of the leading diversity and inclusion indicators in the Brazilian capital markets.
▪	Liability Management and Capital Structure Optimization:
✓	Secondary public offering of 93 million preferred shares of ISA Energia Brasil, totaling BRL 2.154 billion in July 2024;
✓	Funding of BRL 29 billion, including approximately BRL19 billion in the domestic capital markets, in addition to access to international markets, with highlights including the settlement of bond issuances, totaling US$750 million, maturing in 2035, and the execution of a US$400 million financing agreement, backed by the Italian Export Credit Agency – Servizi Assicurativi Del Commercio Estero SPA (SACE);
✓	Proposed dividend distribution of BRL 4,000 million related to 2024 results, of which BRL 2,202 million was paid as interim dividends in January 2025. The total shareholder remuneration, including share buybacks, amounted to BRL 4,115 million in 2024.

The key events and highlights of the 2024 fiscal year are detailed in the Management Report, which is part of the Financial Statements, and in the Managers' Comments on the Company's Financial Condition, referring to the fiscal year ended December 31, 2024, available in Schedule 9 of this Management Proposal.

The Financial Statements and the accompanying documents are available on the Company’s website (https://ri.eletrobras.com/), the CVM website (https://sistemas.cvm.gov.br/) and the B3 website (https://www.b3.com.br/pt_br/), and were published in the Valor Econômico (National Edition) newspaper on April 16, 2025.

2.5.2.       Resolve on the management proposal for the allocation of results for the fiscal year ended December 31, 2024, and the distribution of dividends

Eletrobras reported consolidated net income of BRL10,378 million for the fiscal year ended December 31, 2024, which represents a 136.2% increase compared to the BRL4,395 million recorded in 2023.

The Management Report and Schedule 9 to this Proposal detail the variation in the main accounts that comprise the 2024 results, highlighting the key events that occurred during the year and help clarify the result in question.

On December 19, 2024, the Board of Directors approved the payment of interim dividends in the amount of BRL2,201,690,036.65, based on the net income recorded as of September 30, 2024, as an anticipation of the allocation of the 2024 fiscal year results. Thus, the proposed dividend distribution is based on the difference between the amount already advanced and the remaining balance.

In this context, considering the favorable opinions of the Fiscal Council and the Audit and Risk Committee, as well as the Independent Auditor’s Report, the Company’s Management proposes that the net income of the parent company in the amount of BRL10,378 million be recorded, as set forth in the Financial Statements.

Allocation of Results and Distribution of Dividends

The Company’s Management proposes the following allocation of the results for the fiscal year ended December 31, 2024 (without prejudice to the Capital Budget and Retention proposal, detailed below):

▪	As provided for in the main section of Article 193 of the Brazilian Corporation Law, 5% of the net income for the year, amounting to BRL519 million, shall be allocated to the Legal Reserve;
▪	As provided for in Article 49, Paragraph 1, of the Bylaws, the portion corresponding to 25% of the adjusted net income for the fiscal year ended December 31, 2024, amounting to BRL2,465 million, shall be distributed to the Company’s shareholders as mandatory dividends. Management also proposes the distribution of an additional 5% of the adjusted net income, as additional dividends, corresponding to BRL1,535 million. Thus, the total proposed dividend distribution corresponds to 30% of the adjusted net income for the fiscal year ended December 31, 2024, totaling BRL4,000 million, including the portion to be allocated to the holders of class “A”, class “B” preferred shares and the special class share (golden share). If approved, dividends will be paid on May 13, 2025;

▪	As provided for in Article 50, II, of the Company’s current Bylaws, up to 75% of the net income for the fiscal year may be allocated to the Statutory Investment Reserve. Therefore, Management proposes that the amount of BRL5,850 million, corresponding to 56% of the net income for the year, be allocated to the Statutory Investment Reserve.

Pursuant to Article 10, II, and Annex A of RCVM 81, detailed information regarding Management’s proposal for the allocation of net income for the fiscal year ended December 31, 2024 is included in Schedule 10 to this Management Proposal.

2.5.4. Elect the members of the Board of Directors for a unified term of two (2) years and deliberate on the characterization of their independent status:

The general election system for the Board of Directors and the rules and requirements for shareholder nominations of alternative candidates are detailed in items 1.6 to 1.9 of the Participation Manual – OEGM Eletrobras 2025 (“Participation Manual”).

Management Proposal

The Board of Directors of the Company, in accordance with the recommendation formulated by its People and Governance Committee, and for the purposes of the election of the Board of Directors for the 2025-2027 term, proposes: (a) to the common shareholders, a bundle of 9 (nine) candidates, of which 2 (two) are nominated by the Federal Government, in line with the provisions of the Conciliation Agreement, and as clarified in item 1.8 of the Participation Manual; e (b) to the preferred shareholders, one (1) candidate for separate election.

The composition proposed by the management complies with the eligibility criteria set forth in the law, Bylaws, and Nomination Policy, the independence and time availability criteria, aligns with the desired diversification of profiles, competencies, and experiences, as outlined in the Competency Matrix, and also meets other relevant premises that guided the succession planning, including two cycles of performance evaluation, collective and individual of the Board of Directors and the conciliation process with the Federal Government, which culminated in the execution of the Conciliation Agreement.

Below is the summarized list of candidates recommended by the Board of Directors of Eletrobras:

➢	Candidates in the Bundle for Election by Common Shareholders:
1.	Vicente Falconi Campos

Independent Member: YES

Reappointment: YES

Nomination Source: Board of Directors

2.	Ana Silvia Corso Matte

Independent Member: YES

Reappointment: YES

Nomination Source: Board of Directors

3.	Daniel Alves Ferreira

Independent Member: YES

Reappointment: YES

Nomination Source: Board of Directors

4.	Felipe Villela Dias

Independent Member: YES

Reappointment: YES

Nomination Source: Board of Directors

5.	Marisete Fátima Dadald Pereira

Independent Member: YES

Reappointment: YES

Nomination Source: Board of Directors

6.	Carlos Márcio Ferreira

Independent Member: YES

Reappointment: NO

Nomination Source: Board of Directors and Ordinary Shareholders

7.	Vanessa Claro Lopes

Independent Member: YES

Reappointment: NO

Nomination Source: Board of Directors

Attention: Candidacy for the election by the ordinary shareholders' group subject to exclusion in the event of approval of the agenda of the Conciliation OEGM (see item 1.8 of the Participation Manual).

8.	Mauricio Tolmasquim

Independent Member: NO

Reappointment: NO

Nomination Source: Federal Government.

Attention: Candidacy for the election by the ordinary shareholders' group subject to exclusion in the event of approval of the agenda of the Conciliation OEGM (see item 1.8 of the Participation Manual).

9.	Silas Rondeau

Independent Member: NO

Reappointment: NO

Nomination Source: Federal Government.

Attention: Candidacy for the election by the ordinary shareholders' group subject to exclusion in the event of approval of the agenda of the Conciliation OEGM (see item 1.8 of the Participation Manual).

➢	Individual Candidate for Election by Preferred Shareholders:
10.	Pedro Batista de Lima Filho

Independent Member: YES

Reappointment: YES

Nomination Source: Board of Directors and Preferred Shareholders

Context of the Succession Process:

Since the privatization of Eletrobras in June 2022, the Board of Directors has progressively evolved its corporate governance to align with private sector practices and the specific characteristics of its new, diversified capital structure.

Corporate governance is regarded by management as a core asset for the preservation and sustainable generation of long-term value.

In light of this fundamental value, the Board diligently oversaw the conciliation process with the Federal Government at the CCAF, seeking a consensual resolution to the dispute raised by the ADI before the STF that would safeguard the key premises of Eletrobras’ privatization while also creating value for the Company and all its shareholders.

Within this context, the proposed list of candidates aims to address the Company’s needs, uphold best governance practices, and present a balanced solution for all shareholders, enabling a transparent and secure succession process.

General Premises of the Succession Planning

The succession planning for the Board of Directors of Eletrobras was based on the following general premises:

•	Performance evaluation of the Board of Directors (individual and collective) and its Committees (2023–2025), with support from the independent external consultancy Spencer Stuart, to assess the adequacy and diversity of the desired profiles.
•	Development of the Competency Matrix to verify the alignment of Board members with the required competencies, in line with the strategic planning.
•	Adjustment of the composition of the People and Governance Committee to ensure it is composed exclusively of independent members of the Board of Directors.
•	Engagement of the independent external consultancy Korn Ferry to support the identification and assessment of candidates for the 2025 election process.
•	Balance in the renewal of the Board, preserving key competencies, enhancing the diversity of profiles, and ensuring legal certainty for an orderly succession process.

Evolution of the Company’s Strategic Planning

Since 2022, Eletrobras has undergone three strategic planning cycles, focusing on stabilization as a private company and on achieving excellence and innovation in management. The Board of Directors, together with the management team, engaged in the conciliation process within the CCAF, which resulted in an agreement that preserves the premises of the privatization and unlocks value for all parties involved. Additionally, the Board discussed and shaped the Company’s future vision and strategic planning, aligned with its core values and purpose. The list of candidates proposed by the management reflects the appropriate composition to lead Eletrobras in this new phase of its business development.

Performance Evaluation of the Board of Directors:

Since its election in August 2022, the Board of Directors of Eletrobras has conducted two performance evaluation cycles (2023-2024 and 2024-2025). In each cycle, the process, in general terms, considered:

(i)	self-assessment questionnaire completed by board members;
(ii)	peer evaluation questionnaire assessing each board member;
(iii)	specific evaluation questionnaire for the chairman position;
(iv)	individual interviews with board members and executives to gather qualitative inputs on the performance of the board as a whole and the behavioral and technical aspects of its members.

Additionally, the performance of the advisory committees and the Governance Secretariat was evaluated.

In 2024, already in possession of the results from the first performance evaluation cycle and having gone through two strategic planning cycles, the Board, with the support of Spencer Stuart, structured the first version of the Competency Matrix and identified opportunities for improvement in its composition, based on the competency assessment of the members at that time.

In this context, the Board of Directors made its first nomination to the Board during the 2024 Ordinary General Meeting, aiming to replace the professional occupying the employee representative seat, which was eliminated through a bylaw’s amendment in 2023.

In 2025, the Board completed its second performance evaluation cycle, the inputs from which, along with the challenges and objectives of the new strategic plan, were considered in forming the nominations submitted to shareholders.

Implications of the ADI and the Conciliation Agreement on the Succession Planning of the Board of Directors:

The term of the outgoing Board of Directors was marked by the filing of the ADI before the STF, which aimed to challenge the rules that structured the privatization process, particularly the voting rights limitation of up to 10% of the voting capital stock, imposed by law and bylaws amendments, which represents one of the pillars of the corporation model established by the privatization.

Since December 27, 2023, the Company has been engaged in a conciliation process before the CCAF, as previously disclosed.

On February 28, 2025, the Company published a Material Fact, sharing with the market the general premises agreed upon with the Federal Government within the scope of the conciliation process, for the purposes of drafting the respective Conciliation Agreement.

On March 26, 2025, after approval by the Executive Board and the Board of Directors, Eletrobras executed the Conciliation Agreement with the Federal Government, which sets forth a series of conditions necessary for its full effectiveness, including its approval at the Conciliation EGM, which will also involve a specific bylaws amendment to ensure compliance with the agreed terms and conditions, as well as its ratification by STF.

The Company has called the Conciliation EGM to take place on the same day as the OEGM, but in advance. It is important to note that the Federal Government and the other entities that make up the Federal Government Shareholders Group are in a conflict of interest regarding the voting on the agenda of the Conciliation EGM and must record an abstention although present.

The Conciliation Agreement also establishes a transitional rule, with immediate effect, consisting of the inclusion of two (2) out of the three (3) nominations made by the Federal Government in the list of nine (9) candidates to be proposed by the management for election by the common shareholders.

If the Conciliation Agreement is approved at the Conciliation EGM, the two (2) Federal Government nominees included in the management’s list of candidates, in addition to the nominee Vanessa Lopes (appointed by the management), will be automatically excluded from the list of candidates submitted for vote by the common shareholders, with the corresponding votes being disregarded.

In this case, the Federal Government will elect, separately, at the OEGM, the three (3) candidates to the Board of Directors:

The Company received on March 27, 2025, the list of nominations from the Federal Government, as described below:

➢	Federal Government Candidate 1: Mauricio Tolmasquim

Independent Member: NO (as provided for in the Conciliation Agreement)

Reappointment: NO

Nomination Source: Federal Government – included in the list of candidates recommended by the management.

➢	Federal Government Candidate 2: Silas Rondeau

Independent Member: NO (as provided for in the Conciliation Agreement)

Reappointment: NO

Nomination Source: Federal Government Federal Government – included in the list of candidates recommended by the management.

➢	Federal Government Candidate 3: Nelson Hubner

Independent Member: NO (as provided for in the Conciliation Agreement)

Reappointment: NO

Nomination Source: Federal Government.

Additionally, if the ratification of the Conciliation Agreement by the STF does not occur in a timely manner, the term of office of Federal Government Candidate 3 shall be immediately terminated.

It is worth noting that, under the terms of the Conciliation Agreement, the Federal Government undertook, directly and through the shareholders comprising its group, not to request cumulative voting in the 2025 OEGM election process. Furthermore, it committed to support and allocate its votes exclusively to its two nominees included in the list of candidates presented by the management, should such election system be triggered at the request of another shareholder.

It is also important to highlight that the nominations made by the Federal Government were subject to the same screening regarding legal requirements and eligibility criteria.

As a matter of transparency, the Company has also included such nominations in the Board of Directors’ Competency Matrix, so that shareholders can have an integrated view of the profiles and experiences of the composition recommended by the Management, already within the context of the approval of the Conciliation Agreement.

Competency Matrix of the Board of Directors:

The Competency Matrix of the Board of Directors is an important tool to assist shareholders in forming the optimal composition of the board, ensuring that it is equipped with the appropriate skills and experiences to enable the Company’s long-term strategy, while also considering the material topics validated by the board, which guide its business and management.

In this regard, the Competency Matrix reflects, in the view of the Board of Directors, the set of skills appropriate for this body to perform its role of supervision and strategic direction with efficiency and effectiveness.

Below, we present the classification of the candidates proposed by the Management in the Competency Matrix:

Important:

•	The Competency Matrix reflects the composition proposed by the management in the event of approval of the Conciliation Agreement at the Conciliation EGM to be held prior to the OEGM hereby convened.
•	In the event the Conciliation Agreement is not approved at the OEGM, the composition to be recommended by the management will include, in place of Candidate Nelson Hubner (the third nomination by the Federal Government), the candidacy of Ms. Vanessa Claro Lopes, as highlighted in the section “Implications of the ADI and the Conciliation Agreement on the Board of Directors’ Succession Planning” above. The profile of Candidate Vanessa Claro Lopes is presented in the section below, along with the profiles of the ten candidates listed in the Competency Matrix.

VICENTE FALCONI CAMPOS

Chairman of the Board of Directors.

Independent member candidate (reappointment – in position since EGM of August 2022)

Work at Eletrobras:

Education, qualifications, and main professional activity:

Main professional experiences:

Practice in committees, fiscal councils and in management positions in other publicly traded companies:

- Professor Falconi does not currently occupy other positions in statutory positions of publicly held companies.

Highlights in the Competencies Matrix:

- Executive performance, corporate governance, ESG practices, high performance management, processes, professional services.

- Corporate governance, people (HR), energy, government relations, capital-intensive industry and others.
- Member of an underrepresented community (LGBTQIA+), according to ANNEX B – ESG MEASURES, of the B3 Issuers Regulation.

Highlights in the Competencies Matrix:

- Legal, risk, controls and compliance, corporate governance, professional services and others.

FELIPE VILLELA DIAS

Independent member candidate
(reappointment – in position since OGM
of April 2019)

Work at Eletrobras:

Education, qualifications and main professional activity:

Main professional experiences:

Practice in committees, fiscal councils and in management positions in other publicly traded companies:

- Currently holds the following positions: member of the Board of Directors of Ambipar Participações e Empreendimentos S.A. since 2024, and member of the Board of Directors of PRIO S.A. since 2019, as well as Coordinator of the Audit Committee and member of the Compensation Committee, both of PRIO S.A.

Highlights in the Competencies Matrix:

- Finance, accounting audit, energy sector, professional services, financial services and others.

MARISETE FÁTIMA DADALD PEREIRA

Independent member candidate
(reappointment – in position since OGM
of August 2022)

Work at Eletrobras:

Education, qualifications and main professional activity:

Main professional experiences:

Practice in committees, fiscal councils and in management positions in other publicly traded companies:

- She currently holds the following positions: member of the Board of Directors of Jirau Energia since 2020.

Highlights in the Competencies Matrix:

- Finance, regulatory framework of the electricity sector, energy sector, government relations.

PEDRO BATISTA DE LIMA FILHO

Independent member candidate
(reappointment – in position since OGM
of August 2022)

Work at Eletrobras:

Education, qualifications and main professional activity:

Main professional experiences:

Practice in committees, fiscal councils and in management positions in other publicly traded companies:

- Not applicable.

Highlights in the Competencies Matrix:

- Finance, regulatory framework of the electricity sector, corporate governance, energy sector, financial services.

Highlights in the Competencies Matrix:

- Accounting audit, risks, controls and compliance, corporate governance and others.

Highlights in the Competencies Matrix:

- Executive, finance, regulatory framework of the electricity sector, corporate governance, energy and capital-intensive industries and others.

NELSON JOSÉ HUBNER MOREIRA

Nominee candidate by the shareholder União

Work at Eletrobras:

- Not applicable.

Education, qualifications and main professional activity:

- Graduated in Electrical Engineering with a specialization in mathematics, Hubner has extensive experience in the electrical sector.

Main professional experiences:

- He was Minister of Mines and Energy and executive secretary of the MME. In 2009, he served as director-general of the National Electric Energy Agency (Aneel). He was member of the Boards of Directors of Eletronuclear, Eletrobras and Cemig, as well as chairman of the Board of Directors of Light S.A. He has been partner at Techne Gesel Projetos e Análises Ltda. since 2014.

Practice on committees, fiscal councils and in management positions in other companies:

Highlights in the Competencies Matrix:

- Executive, regulatory framework of the electricity sector, corporate governance, energy, public/government and capital-intensive industries and others.

SILAS RONDEAU CAVALCANTE SILVA

Nominee candidate by the shareholder
União

Work at Eletrobras:

- Not applicable.

Education, qualifications and main professional activity:

Main professional experiences:

Practice in committees, fiscal councils and in management positions in other companies:

Highlights in the Competencies Matrix:

- Executive, regulatory framework of the electricity sector, corporate governance, energy, public/government and capital-intensive industries and others.

MAURICIO TIOMNO TOLMASQUIM

Nominee candidate by the shareholder União

Work at Eletrobras:

- Not applicable.

Education, qualifications and main professional activity:

Main professional experiences:

Practice in committees, fiscal councils and in management positions in other companies:

- Not applicable.

Highlights in the Competencies Matrix:

- Executive and regulatory framework of the electricity sector, ESG, corporate governance, energy, public/government and capital-intensive industries and others

Indicators and Relevant Points:

a)	Characterization of independent members for the purpose of compliance with the bylaws requirement and deliberation at the OGM:

The Board of Directors considered the parameters of the B3 Novo Mercado Regulation and Annex K of RCVM 80 for the purpose of analyzing whether candidates qualify as independent board members, in addition to the provisions of the Conciliation Agreement.

Additionally, the board took into account the self-declarations signed by each candidate, international best practices, and the opinions issued by the People and Governance Committee.

In this regard, except for the three candidates nominated by the Federal Government and endorsed by the Board of Directors in the presented list of candidates, whose classification as non-independent members is expressly stated in the Conciliation Agreement and the corresponding bylaws amendment proposal, all other candidates nominated by management are classified as independent board members, according to the position established by the Board of Directors.

b)	Board composition renewal:

The set of candidates presented by Management represents a renewal of the composition of the Board of Directors in the order of forty percent (40%).

As part of the rationale for the proposed reappointment of six (6) candidates, the need to retain critical skills and profiles has been identified to meet the demands and challenges of the upcoming management cycle and to ensure continuity in the Company’s strategic direction.

c)	Consecutive terms and median tenure:

Considering the forty percent (40%) renewal of the composition of the Board of Directors, the set of nominations proposed by Management represents an average tenure of approximately 3 years and 5 months.

Below are the consecutive tenure durations of the candidates for reappointment:

•	Vicente Falconi Campos: 2 years and 7 months
•	Ana Silvia Matte : 10 months

•	Felipe Villela Dias: 5 years and 10 months
•	Marisete Fátima Dadald Pereira: 2 years and 7 months
•	Daniel Alves Ferreira: 5 years and 10 months
•	Pedro Batista de Lima Filho: 2 years and 7 months
d)	Overboarding:

All candidates proposed by the management meet the Bylaws’ requirements regarding the accumulation of positions on boards of directors (overboarding limits). Candidate Carlos Márcio Ferreira submitted a written statement in which he undertook not to serve as Chair of the Board of Directors of PetroReconcavo S.A. if reappointed as a Board member of said company.

e)	Diversity aspects:

The Company believes that a Board of Directors composed of members with diverse profiles and experiences, always linked to the challenges, demands, and opportunities for improvement derived from its strategic plan and performance evaluation, is essential to enhance the decision-making process, develop strategic oversight capabilities, reduce behavioral biases, and enrich discussions through multiple perspectives.

In this regard, below are the diversity indicators related to age, gender, underrepresentation, and skills among the candidates, contemplated in the Competency Matrix:

•	62 average age;
•	2 members between 41 and 50 years old;
•	1 member between 51 and 60 years old;
•	4 members between 61 and 70 years old;
•	2 members between 71 and 80 years old;
•	1 member between 80 and 90 years old;
•	2 women;

•	1 member from an underrepresented community (LGBTQIA+), as provided for in Article 3 of Annex B – ESG Measures, of B3’s Issuers Regulation;
•	100% of the members with previous experience in the electric sector;
•	6 members with executive experience;
•	8 members with board experience;
•	7 members with consulting/advisory experience;
f)	Attendance rate of candidates for reappointment:

In 2024, there were 45 Board of Directors' meetings, with an average attendance rate of 98.7%. None of the candidates nominated for reappointment had an attendance rate below 93%.

g)	Compliance with legal and integrity requirements:

All candidates included in the list proposed by the Company were assessed by the People and Governance Committee from the standpoint of integrity and compliance with legal and bylaw requirements, and were deemed eligible, subject to the clarifications below.

Candidate Vanessa Claro Lopes informed that her term as Fiscal Council member of COSAN S/A will end at the ordinary general meeting to be held in April 2025. Considering that COSAN S/A is classified by Eletrobras as a competitor, Ms. Vanessa Claro Lopes submitted a written statement committing not to be reappointed to such position if elected to the Board of Directors of Eletrobras.

Candidate Carlos Márcio Ferreira submitted a written statement committing not to serve as Chair of PetroReconcavo S/A if elected to Eletrobras and reappointed to such company, in order to meet the requirements to avoid overboarding.

Candidate Mauricio Tolmasquim currently holds the position of Executive Director of Energy Transition and Sustainability at Petrobras S.A., which is classified by Eletrobras as a competing company. In this regard, the candidate submitted a written statement committing to step down from the aforementioned position if elected to the Board of Directors of Eletrobras. In light of this commitment, the Company declares that the candidate is eligible to sign the declaration of clearance referred to in Annex K of CVM Resolution 81.

Candidates Silas Rondeau and Nelson Hubner currently serve as members of the Board of Directors of ENBPar, with the former also holding the position of Chair. Both candidates submitted written statements committing to resign from these positions if elected to the Board of Directors of Eletrobras. In light of such commitment, the Company declares that both candidates are eligible to sign the declaration of clearance referred to in Annex K of CVM Resolution No. 80/2022.

Up to the date of disclosure of this Management Proposal, the Company received additional nominations from shareholders for the Board of Directors, which were disclosed through a notice to shareholders, accompanied by the information required under the applicable regulations.

Additional Information:

Pursuant to Article 11 of CVM Resolution No. 81, the information set forth in items 7.3 to 7.6 of the Reference Form regarding the candidates nominated by the Board of Directors is available in Schedule 11-A, in accordance with the Novo Mercado Listing Rules.

2.5.5.        Elect the Members of the Fiscal Council, if Installed, to Serve Until the Next OGM:

It should be noted that the Federal Government Shareholders Group requested the installation of the Fiscal Council, and the minimum quorum requirement for its installation has been met (see item 1.7 above). Pursuant to the Conciliation Agreement (see item 1.6 above), the Federal Government Shareholders Group nominated one candidate for effective member of the Fiscal Council and their respective alternate, as described below:

➢	Effective Member: GUIDO MANTEGA
➢	Alternate: REGIS ANDERSON DUDENA

As of the date of disclosure of this Management Proposal, the Company has received other nominations from shareholders for the Fiscal Council, disclosed through a notice to shareholders and accompanied by the information required under current regulations.

All nominees presented up to the date of this Management Proposal, including the candidates nominated by the Federal Government, are subject to an integrity review of legal and statutory requirements.

Should the OEGM approve the Conciliation Agreement, the election of the candidate nominated by the Federal Government Shareholders Group and their respective alternate will take place through a separate election (see item 1.6 above).

Additional Information:

The information specified in items 7.3 to 7.6 of the Reference Form regarding the candidates proposed by the Board of Directors is available in Schedule 11-B, in compliance with Article 11 of RCVM 81, and in accordance with the Novo Mercado Regulation.

2.5.6. Set the annual aggregate compensation of the managers, external members of advisory committees, and members of the Fiscal Council (if installed) for the 2025 fiscal year:

Brief Background:

The current compensation model for management (“Compensation Model”) was approved at the Extraordinary General Meeting held on December 22, 2022, and is based on a study conducted by the specialized consulting firm Korn Ferry.

The Compensation Model is characterized primarily by a new short-term incentive mechanism (“ICP”) for executive officers, the alignment of fixed compensation for managers with market practices, and the establishment of components for the new long-term incentives (“LTI”), namely: (i) Stock Option Compensation Plan (“Stock Option Plan”); and (ii) Restricted Share-Based Compensation Plan (“Restricted Share Plan”)

The Compensation Model is based on general premises and guidelines that encourage a culture of high performance and meritocracy, with alignment between the interests of management and shareholders.

The Compensation Model is grounded on general premises and guidelines that promote a high-performance and meritocratic culture, aligning the interests of management and shareholders. In this regard, the model stipulates that the largest portion of total compensation for Executive Officers be allocated to short-term (ICP) and long-term incentives (LTI): with 20% to 30% allocated to fixed compensation; 25% to 30% to ICP; and 40% to 50% to LTI.

The positioning of fixed compensation levels for members of the Executive Board was also set at the market’s P50 (50th percentile). With the implementation of short- and long-term incentives based on targets, triggers, and challenges of an economic-financial, social, environmental, and governance nature, the total compensation package would be positioned between the P75 and P90 (75th to 90th percentiles). Therefore, the maximum compensation package for an executive would only be reached if performance was proportionate to and aligned with the achievement of their goals.

It was also established that, under the Stock Option Plan, the exercise price for each granted option cannot be set below BRL42.00, annually adjusted by the IPCA inflation index, and subject to the application of a specific spread, at the discretion of the Board of Directors, to ensure that grants remain challenging and continue to generate value for shareholders.

In 2023 and 2024, shareholders approved, at the Annual General Meetings, the proposals for the global compensation of management for the corresponding periods, aimed at executing the aforementioned compensation model. In 2024, the General Meeting also approved specific amendments to the Stock Option Plan and the Restricted Share Plan.

Current Proposal:

For the fiscal year 2025, Eletrobras proposes the annual global compensation based on the same general assumptions adopted in 2024, except for the main adjustments described below:

•	adjustment of the fixed compensation levels of the Executive Board in line with market benchmarks;
•	inclusion of one additional member on the Board of Directors compared to 2024;
•	end of the vesting period for restricted shares granted to the Board of Directors, meaning that no long-term incentive (LTI) is proposed for 2025; and
•	as a result of the previous item, a possible adjustment to the fixed compensation of the Board of Directors, aiming to restore the total compensation of the Directors and thus maintain the attractiveness of the position in light of the Company’s challenges and complexity.

The proposal covers the compensation of the members of the Executive Board, the members of the Board of Directors, the external members of the Audit and Risk Committee, and the members of the Fiscal Council (if installed), in the total amount of up to BRL 83,799,936.69 (a level that is 0.8% higher than the amount approved in 2024, which was BRL 83,174,264.33), and is broken down as follows:

•	BRL67,722,708.57 for the members of the Executive Board;
•	BRL14,203,140.87 for the members of the Board of Directors;
•	BRL1,080,000.00 for the external members of the Audit and Risk Committee; and
•	BRL794,087.25 for the members of the Fiscal Council (if installed, based on the assumptions of electing five regular members and applying the minimum compensation as provided in article 162, paragraph 3, of the Brazilian Corporations Law).

Pursuant to Article 13 of RCVM 81, all information and details regarding the Management Proposal for the establishment of the global compensation of the executive officers and members of the advisory committees, as set forth in Section 8 of the Reference Form, are included in Schedule 12 to this Management Proposal. Historical information on the compensation effectively paid, as compared to the approved global compensation amounts, is also provided.

.

SCHEDULES LIST

Schedule 1	Merger Protocol and Justification
Schedule 2	Eletropar Accounting Valuation Report
Schedule 3	Independent Committee Recommendation
Schedule 4	Eletrobras Article 264 Valuation Report
Schedule 5	Eletropar Article 264 Valuation Report
Schedule 5.1	Executive Summary Appraisal Reports of Article 264
Schedule 6	Information regarding the Merger (Schedule I of RCVM 81)
Schedule 7	Information on the appraisers within the context of the Merger (Schedule L of RCVM 81)
Schedule 7-A	Engagement proposal and fees PwC
Schedule 7-B	Engagement proposal and fees EY
Schedule 8	Information on dissenting shareholders’ withdrawal rights within the context of the Merger (Annex H of RCVM 81)
Schedule 9	Section 2 of the Company's Reference Form (management’s discussion and analysis on financial conditions and results of operations)
Schedule 10	Information on the proposal for the allocation of net income (Annex A of RCVM 81)
Schedule 11-A	Section 7.3 to 7.6 of the Company's Reference Form (information on nominees for the Board of Directors)
Schedule 11-B	Section 7.3 to 7.6 of the Company's Reference Form (information on nominees for the Fiscal Council)
Schedule 12	Section 8 of the Company's Reference Form (detailed information on remuneration of officers and members of advisory committees)
Schedule 13	Historical information on compensation actually paid compared to the approved global compensation figures

Schedule 14	Amendments to be made to the Bylaws, including a comparative table and their legal and economic effects.
Schedule 15	Consolidated Bylaws considering the No Conciliation Scenario
Schedule 16	Consolidated Bylaws considering the Conciliation Scenario

Page 66

SCHEDULE 1

Merger Protocol and Justification

PROTOCOL AND JUSTIFICATION OF MERGER

This private instrument is signed by the managers of the parties named below:

A.              CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a publicly-held category "A" company, headquartered at Rua da Quitanda, No. 196, store A, Centro, in the city of Rio de Janeiro, State of Rio de Janeiro, ZIP Code 20091-005 and registered with the National Register of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 00.001.180/0001-26, hereby represented in accordance with its bylaws ('Eletrobras'); and

B.              ELETROBRAS PARTICIPAÇÕES S.A., a publicly-held category "A" company, headquartered at Rua São Bento, No. 1, room 902, Centro, city of Rio de Janeiro, State of Rio de Janeiro, ZIP Code 20090-010 and registered with the CNPJ under No. 01.104.937/0001-70, hereby represented in accordance with its bylaws (“Eletropar” and, together with Eletrobras, “Companies”).

WHEREAS:

(a)             Eletrobras, on this date, holds nine million, eight hundred and forty-eight thousand, nine hundred and four (9,848,904) common shares issued by Eletropar, representing eighty-three point seventy-one percent (83.71%) of Eletropar's capital stock, with the remaining one million, nine hundred and fifteen thousand, nine hundred and eighty-five (1,915,985) common shares issued by Eletropar, representing sixteen point twenty-nine percent (16.29%) of Eletropar's capital stock, held by minority shareholders; and

(b)             For the reasons set forth herein and subject to the terms and conditions set forth herein, the Companies, hereby represented by their managers, but subject to the approval of the other governance bodies of each Company, including, without limitation, the approval of their respective shareholders, understand that it is favorable for both Companies to implement the merger of Eletropar by Eletrobras, so that, at the end of the respective transaction, Eletrobras will succeed Eletropar, universally, in all its assets, rights and obligations, resulting in the extinction of Eletropar ("Merger");

HEREBY, the Companies resolve to execute, in the best form of law, the present Protocol and Justification of the Merger ("Protocol"), the purpose of which is to establish, pursuant to articles 224 to 227 and 264 of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporate Law"), and CVM Resolution No. 81, of March 29, 2022, the conditions for the Merger of Companies, which will be submitted in due course for resolution by the other governance bodies of the Companies, as applicable, in particular the resolution of their respective shareholders.

1.               JUSTIFICATION

1.1.           Description of the Merger. The purpose of this Protocol is to substantiate the procedures, justifications, terms, clauses and conditions of the Merger, with the consequent: (a) absorption of Eletropar by Eletrobras and the extinction of Eletropar; as well as (b) issuance, based on the Exchange Ratio (as defined below), of new common shares, nominative, book entry and without par value by Eletrobras to be attributed to the minority shareholders of Eletropar, in proportion to their interest in Eletropar's capital stock, under the terms of articles 224 to 227 and 264 of the Brazilian Corporate Law.

1.2.           Justification for the Merger. The Merger is an instrument of corporate reorganization and concentration widely used by economic groups in search of restructuring and consolidation of operational, administrative and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process and expansion of the group's competitiveness and efficiency in relation to competitors. As a result of the Merger, Eletrobras and its shareholders will enjoy higher levels of corporate governance in relation to the activities previously carried out by Eletropar (since such activities will now be managed directly by Eletrobras) and Eletrobras will have lower costs and expenses related to these activities, due the organizational simplification brought about by the Merger.

1.2.1       The balances of Eletropar's credit and debit accounts, which constitute its assets and liabilities, will, after the implementation of the Merger, be transferred to Eletrobras' accounting books, and to the corresponding accounting accounts, after the necessary adjustments have been implemented. In addition, after the Merger, Eletrobras' management will be responsible for keeping Eletropar's accounting and tax files and documents. It will also be up to Eletrobras' management to carry out all the necessary acts to implement the Merger, assuming all the costs arising from such implementation.

1.2.2       Eletrobras, as absorber company, assumes all the rights and obligations of Eletropar, as absorbed company, including labor (articles 10 and 448-A of the Brazilian Consolidation of Labor Laws - CLT), social security (Law No. 8,212/91) and tax (article 132 of the National Tax Code - CTN) current and future, which may eventually occur.

1.2.3       Once the Merger has taken place, Eletropar shall be extinguished by operation of law.

2.               PROTOCOL

2.1.           Eletropar's current corporate structure. Eletropar is a publicly-held category “A” company, whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), whose capital stock, on this date, is one hundred and eighteen million, fifty-four thousand, eight hundred and eighty-seven Brazilian reais and forty-eight cents (BRL 118,054,887.48), fully subscribed and paid-up, represented by eleven million, seven hundred and sixty-four thousand, eight hundred and eighty-nine (11,764,889) common shares, nominative, book-entry and without par value, which are estimated to be distributed among its shareholders on the date of the Eletrobras’ Extraordinary General Meeting that will deliberate on the Merger, as follows:

Shareholder	Common Shares
Eletrobras	9,848,904
Minority Shareholders	1,915,985
Total	11,764,889

2.2.           Eletrobras' current corporate structure. Eletrobras is a publicly-held category “A” company, whose shares are traded on B3, whose capital stock, on this date, is seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty reais and seventy-nine cents (BRL 70,099,825,620.79), represented by two billion, three hundred and seven million, ninety-nine thousand, eight hundred and twelve (2,307,099,812) shares, all book-entry and without par value, of which two billion, twenty-seven million, eleven thousand, four hundred and ninety-eight (2,027,011,498) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class “A” preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) class “B” preferred shares and one (1) special class preferred share, which are estimated to be distributed among its shareholders on the date of the Eletrobras’ Extraordinary General Meeting that decides on the Merger:

Shareholder	Common Shares	Preferred Shares class “A”	Preferred Shares class “B”	Special Class Shares
Federal Government’s Group	932,312,876	-	37,922,296	1
Others	1,094,698,622	146,920	242,019,097	-
Total	2,027,011,498	146,920	279,941,393	1

2.3.           Independent Special Committee. Considering that the Merger is an transaction involving a controlling company, Eletrobras, and a controlled company, Eletropar, to ensure a higher level of corporate governance for the Merger, the board of directors of Eletropar decided, in a meeting held on August 11, 2023, to create the independent special committee, in accordance with CVM Guidance Opinion No. 35, of September 1, 2008 ("Independent Committee"). The Independent Committee's function is to negotiate and set the Exchange Ratio applicable to the Merger and submit its recommendation to the Eletropar’s board of directors. After due evaluation and discussion, independently, the Independent Committee concluded that the Exchange Ratio, which ensures the commutativity of the Merger, is one (1) common share, book-entry and without par value issued by Eletropar for zero point eight (0.8) common share, book-entry and without par value issued by Eletrobras, and this recommendation was approved by the Eletropar’s board of directors on March 27, 2025.

2.4.           Exchange Ratio. As a result of the Merger and considering the corporate structures described in Sections 2.1 and 2.2 above and the recommendation of the Independent Committee, the management of each Company, as independent parties and after free negotiation, decided to accept and agree to the exchange ratio recommendation resulting from the Merger proposed by the Independent Committee, which is that each Eletropar shareholder will receive zero point eight (0.8) common share, book-entry and without par value issued by Eletrobras for one (1) common share, book-entry and without par value issued by Eletropar held before the Merger ("Exchange Ratio").

2.5.           Capital Increase of Eletrobras. Pursuant to article 227, paragraph 1, of the Brazilian Corporate Law, the Merger will result in an increase in the Eletrobras’ capital stock, in the total amount of thirty-five million, three hundred seventy-five thousand, seven hundred eighty-four reais and forty-eight cents (BRL 35,375,784.48), equivalent to the book net equity of Eletropar, weighted by the participation of Eletropar's minority shareholders, which value was determined in the Eletropar’s appraisal report, prepared by PricewaterhouseCoopers Auditores Independentes Ltda., a limited liability company, headquartered at Avenida Brigadeiro Faria Lima, No. 3,732, 16th floor, parts 1 to 6, Itaim Bibi, city of São Paulo, State of São Paulo, ZIP Code 04538-132, registered with the CNPJ under No. 61.562.112/0001-20 ("PWC"), with a reference date of December 31, 2023, which is part of Eletrobras' management proposal regarding the Merger, as Schedule 2 ("Appraisal Report”), with the consequent issuance of one million, five hundred thirty-two thousand, seven hundred eighty-eight (1,532,788) new common shares by Eletrobras, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by Eletrobras, including participation in the results of the current fiscal year (“New Eletrobras’ Shares").

2.5.1.      Preemptive Right. The current shareholders of Eletrobras will not have preemptive rights to subscribe for the New Eletrobras’ Shares.

2.5.2.      Subscription of New Eletrobras’ Shares. Pursuant to article 227, paragraph 2, of the Brazilian Corporate Law, the officers of Eletropar must be authorized by Eletropar's shareholders to perform the necessary acts for the Merger, including the subscription of the New Eletrobras’ Shares on behalf of Eletropar's shareholders (except Eletrobras).

2.5.3.      Payment of New Eletrobras’ Shares. The New Eletrobras Shares will be paid in by transferring Eletropar's net equity to Eletrobras, based on the Appraisal Report.

2.5.4.      Fractional Shares. Any fractions of shares issued by Eletrobras resulting from the Merger will be grouped into whole numbers and then sold on the spot market managed by B3 after the completion of the Merger, as per a notice to shareholders to be timely disclosed by Eletrobras' management. The proceeds from the sale, net of applicable fees, will be made available to the former shareholders of Eletropar, holders of the respective fractions, proportionally to their interest in Eletropar. The amounts to be paid will not incur monetary adjustment.

2.5.5.      Amendment to Eletrobras' Bylaws. Due to the capital increase of Eletrobras resulting from the Merger, as well as the issuance of the New Eletrobras’ Shares, the main clause of article 4 of Eletrobras' Bylaws must be amended to reflect the new value of the capital stock and the number of shares of the company.

"Article 4 - The capital stock is seventy billion, one hundred thirty-five million, two hundred one thousand, four hundred five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred forty-four thousand, two hundred eighty-six (2,028,544,286) common shares, one hundred forty-six thousand nine hundred twenty (146,920) class “A” preferred shares, two hundred seventy-nine million, nine hundred forty-one thousand three hundred ninety-three (279,941,393) class “B” preferred shares, and one (1) special class preferred share held exclusively by the Federal Government, all without par value."

2.5.6.      Amendment to Eletropar's Bylaws. The Merger will result in the extinction of Eletropar, and therefore, no amendment to Eletropar's Bylaws will be applicable.

2.6.           Corporate Structure of Eletrobras after the Merger. With the approval of the Merger and its respective capital increase, with the consequent issuance of the New Eletrobras’ Shares and their delivery to Eletropar's shareholders (except for Eletrobras itself), there will be no significant change in the distribution of Eletrobras' issued shares, considering that it already has dispersed capital (i.e., without a defined controller) and the delivery of the new shares to the former minority shareholders of Eletropar will not affect this situation.

2.7.           Corporate Structure of Eletropar after the Merger. With the approval of the Merger, Eletropar will be extinguished due to its absorption by Eletrobras.

2.8.           Appraisal Report for the purposes of Article 264. Since the Merger is a transaction between a controlling and a controlled company, an appraisal report of each Company must be presented to Eletropar's shareholders, prepared in accordance with article 264 of the Brazilian Corporate Law. In this regard, Ernst & Young Assessoria Empresarial Ltda., a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 1,909, Vila Nova Conceição, ZIP Code 04543-907, SP Corp Tower North Tower, 9th floor, suite 91, registered with the CNPJ under No. 59.527.788/0001-31 (“EY”), was hired to prepare the respective reports, with reference date of September 30, 2024, which are part of the management proposal of Eletrobras and Eletropar regarding the Merger, as Schedules 4 and 5 (collectively, “Appraisal Reports of Article 264” and, individually, “Appraisal Report of Article 264”).

2.8.1.      If the share exchange ratio resulting from the Merger was calculated based on the Appraisal Reports of Article 264, zero point five two nine six (0.5296) common shares issued by Eletrobras would be attributed for each one (1) share issued by Eletropar held by Eletropar's shareholders (except for Eletrobras). In this way, it is verified that such an exchange ratio based on the Appraisal Reports of Article 264 is less favorable to Eletropar's shareholders than the Exchange Ratio effectively proposed to such shareholders as indicated in Section 2.4 above.

2.8.2.      Thus, the provisions of article 264, paragraph 3, of the Brazilian Corporate Law will not be applicable, so that the Dissenting Shareholders (as defined below) of Eletropar may have their eventual right of withdrawal calculated based on the provisions of article 45, paragraph 1 of the Brazilian Corporate Law, as will be detailed in Section 2.10 below.

2.9.           Shareholder Ratification of the Choice of Appraisers. The hiring of the appraisal companies responsible for the preparation and delivery of the Appraisal Report and the Appraisal Reports of Article 264 (namely, PWC and EY, respectively) must be ratified by the shareholders of the Companies, in their respective general meetings convened to deliberate on the Merger.

2.9.1.      Declaration of the Appraisal Companies. The appraisal companies mentioned above declared, in their respective appraisal reports, (i) that there is no conflict or community of interest, current or potential, with the shareholders of the Companies, or, regarding the Merger, as the case may be; and (ii) that the shareholders or the managers of the Companies have not directed, limited, hindered, or performed any acts that have or may have compromised the access, use, or knowledge of relevant information, assets, documents, or work methodologies for the quality of their conclusions. These appraisal companies were selected for the work described herein considering their extensive and well-known experience in preparing reports and appraisals of this nature.

2.9.2.      Costs. The costs related to the hiring of the appraisal companies for the preparation of the Appraisal Report and the Appraisal Reports of Article 264 were shared between Eletrobras and Eletropar.

2.9.3.      Equity Variations. The equity variations that occurred in Eletropar between the reference date of the Appraisal Report (which is December 31, 2023) and the date on which the Merger effected will continue to be borne and accounted for by it, and must be recorded in its accounting books, without any impact on the Merger.

2.10.       Right of Withdrawal. As provided in article 264, paragraph 3, article 136, item IV, and article 137, item II, of the Brazilian Corporate Law, if the Merger is consummated, the right of withdrawal will be guaranteed to the Dissenting Shareholders (as defined below) of Eletropar ("Right of Withdrawal"). For clarification purposes only, the Brazilian Corporate Law or any other applicable law does not provide for the right of withdrawal to dissenting shareholders of the merging company (Eletrobras).

2.10.1.   Dissenting Shareholders. For the purposes of exercising the Right of Withdrawal, dissenting shareholders will be considered those shareholders of Eletropar who reject or abstain in the respective deliberation on the Merger, as well as those who do not attend the respective Eletropar’s Extraordinary General Meeting that deliberates on it, or those whose shares do not confer voting rights ("Dissenting Shareholders"). The reimbursement of the value of the shares will only be guaranteed in relation to the shares that the Dissenting Shareholder has been continuously and demonstrably holding from (i) the date of the first publication of the notice of the meeting until (ii) the date of exercise of the Right of Withdrawal, pursuant to article 137, paragraph 1 of the Brazilian Corporate Law.

2.10.2.   Exercise Term. According to the procedure provided in article 137, item IV, of the Brazilian Corporate Law, for the purposes of exercising the right of withdrawal, the Dissenting Shareholders must express themselves within thirty (30) days from the publication of the minutes of the general meeting that approves the Merger.

2.10.3.   Number of Shares Subject to the Right of Withdrawal. The Right of Withdrawal can only be exercised in relation to the totality of the shares held since the closing of the B3 trading session on March 27, 2025 by the Dissenting Shareholder, and, therefore, partial exercise is not allowed.

2.10.4.   Right of Retraction. As provided in article 137, paragraph 3, of the Brazilian Corporate Law, within ten (10) days after the end of the period for exercising the Right of Withdrawal, if the management bodies understand that the payment of the reimbursement price of the shares to the Dissenting Shareholders who exercised the Right of Withdrawal will jeopardize the financial stability of Eletropar, they are allowed to convene a general meeting to ratify or reconsider the deliberation, pursuant to paragraph 3 of article 227 of the Brazilian Corporate Law. Nevertheless, the Merger will be effective from the date of the meeting that approves it.

2.10.4.1.              The date of the actual payment of the reimbursement amount to the Dissenting Shareholders who exercise the right of withdrawal will be timely informed through a Notice to Shareholders, which will be disclosed on the date: (i) of the decision of Eletropar's management not to exercise the right to call a new meeting to reconsider the resolution on the Merger, as provided for in article 137, paragraph 3, of the Brazilian Corporate Law, within ten (10) days after the term for exercising the right of withdrawal; or (ii) of ratification of the resolution in a new general meeting, which has been called by the management due to the prerogative of reconsideration. If the new meeting reconsiders the said resolution, the Merger will not be implemented and there will be no withdrawal or reimbursement.

2.10.5.   Reimbursement Amount. In view of the provisions of Section 2.8.2 above, the reimbursement amount per share held by a Dissenting Shareholder who has exercised their Right of Withdrawal will be eighteen reais and four thousand six hundred thirty-five ten-thousandths (BRL 18.4635) (amount calculated based on article 45 of the Brazilian Corporate Law). The amount will not be subject to monetary adjustment.

2.10.5.1.              Furthermore, the reimbursement of shares may be paid to the Dissenting Shareholders from profits or reserves, except the legal reserve, and, in this case, the reimbursed shares will remain in Eletrobras' treasury, as established by article 45, paragraph 5, of the Brazilian Corporate Law.

2.10.6.   Financial Statements. For the purposes of article 6, paragraph 2, of CVM Resolution No. 78, the Companies disclose in Schedule I the year-end financial statements and the quarterly information forms regularly required to fulfill their periodic obligations with the CVM.

2.11.       Corporate Approvals. The implementation of the Merger depends on the following corporate acts:

(a)             Eletropar Extraordinary General Meeting to decide on:

(i)               Ratification of the appointment of PWC as the appraisal firm responsible for preparing the Appraisal Report;

(ii)             Approval of the Appraisal Report;

(iii)            Ratification of the appointment of EY as the appraisal firm responsible for preparing the Appraisal Reports of Article 264;

(iv)            Approval of the Appraisal Reports of Article 264;

(v)             Approval of this Protocol;

(vi)            Approval of the Merger, under the terms of this Protocol; and

(vii)          Authorization for Eletropar's managers to perform all necessary acts for the implementation of the Merger, including subscription and payment of the New Eletrobras Shares for the benefit of its shareholders.

(b)             Eletrobras Extraordinary General Meeting to decide on:

(i)               Ratification of the appointment of PWC as the appraisal firm responsible for preparing the Appraisal Report;

(ii)             Approval of the Appraisal Report;

(iii)            Ratification of the appointment of EY as the appraisal firm responsible for preparing the Appraisal Reports of Article 264;

(iv)            Approval of the Appraisal Reports of Article 264;

(v)             Approval of this Protocol;

(vi)            Approval of the Merger, under the terms of this Protocol;

(vii)          Approval of the amendment to the main section of article 4 of Eletrobras' Bylaws, due to the increase in Eletrobras' capital stock resulting from the Merger; as well as approval of the consequent consolidation of Eletrobras' Bylaws; and

(viii)         Authorization for Eletrobras' managers to perform all necessary acts for the implementation of the Merger.

3.               OTHER PROVISIONS

3.1.           Operational Continuity. Prior to the implementation of the Merger, Eletrobras prepared its own structure to absorb Eletropar' operations. As a result, after the implementation of the Merger, Eletrobras will operate Eletropar's activities, while the latter will be absorbed by Eletrobras and extinguished. In this sense, Eletrobras has signed and will sign with its respective clients, suppliers, employees, other contractors and relevant government authorities the respective instruments of assignment of the rights and obligations previously held by Eletropar. Eletrobras' customers, suppliers, employees and other stakeholders should not expect a change in management and commercial relations.

3.2.           Succession. As a result of the Merger, Eletrobras will absorb all the assets, rights, contingencies and obligations of Eletropar, since Eletropar will cease to exist, and there will therefore be an universal succession of Eletropar by Eletrobras.

3.3.           Registrations and Annotations. It will be the responsibility of Eletrobras' management, with the collaboration of Eletropar' management, to carry out all the acts necessary for the implementation of the Merger, as well as to provide all the communications, registrations, records and registrations that are necessary for the transaction to be effective.

3.4.           Amendments. Unless otherwise provided for in this Protocol, this instrument may only be amended by means of a written instrument signed by the legal representatives of both Companies.

3.5.           Digital Signature. This Protocol is signed electronically, through the Docusign platform, using a digital certificate issued in accordance with the standard established by ICP-Brasil, and is considered fully valid, in all its content, as of the affixing of the last signature, which information will be recognized by the Parties in its integrity and authenticity, guaranteed by an encryption system, in accordance with article 10, paragraph 2, of Provisional Measure No. 2200-2/2001, as well as any supervening legislation. The signatories declare that they are the legitimate representatives of the Companies and that they have the power to sign this Protocol. Regardless of the place and date of each Company's digital signature, the Companies agree that the date and place indicated below shall be considered for all purposes as the date and place of signature of this Protocol.

And because they are thus just and contracted, the Companies enter into this Protocol in the form of Section 3.5 above, and the signature of witnesses is waived, pursuant to paragraph 4 of article 784 of the Code of Civil Procedure, as amended by Law No. 14,620/2023.

Rio de Janeiro, March 27, 2025.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

___________________________________ By: Ivan Monteiro Position: Chief Officer	___________________________________ By: Camila Gualda Sampaio Araújo Position: Vice President of Governance, Risks, Compliance and Sustainability

ELETROBRÁS PARTICIPAÇÕES S.A. - ELETROPAR

___________________________________ By: Raul Balbi Sollero Position: Chief Officer	___________________________________ By: Ivo Sergio Baran Position: Finance, Management and Investor Relations Officer

Eletrobras Participações S.A. - Eletropar Accounting net equity valuation report determined through accounting books as at December 31, 2023

Docusign Envelope ID: C3A2B835-1B45-4424-AE0E-1803D7D833F8

Eletrobras Participações S.A. - Eletropar

Docusign Envelope ID: C3A2B835-1B45-4424-AE0E-1803D7D833F8

Accounting net equity valuation report determined through accounting books

To Management and Shareholders
Eletrobras Participações S.A. - Eletropar

Audit firm data

1 PricewaterhouseCoopers Auditores Independentes Ltda., a professional firm established in the capital of the State of São Paulo, and with a branch at Rua do Russel, 804, room 701, 7th floor, Manchete Building, Glória, CEP 22210-907, registered in the National Registry of Legal Entities of the Ministry of Finance under nº 61.562.112/0002-01, originally registered with the Regional Accounting Council of the State of São Paulo under nº 2SP000160/O-5, with its Articles of Association registered in the 4th Registry Office of Titles and Documents and Civil Registry Office of Legal Entities of São Paulo - SP, on September 17, 1956, and subsequent amendments registered in the 2nd Registry Office of Titles and Documents and Civil Registry Office of Legal Entities of São Paulo - SP, the last of which, dated July 1, 2022, was registered in the same 2nd Registry Office of Titles and Documents and Civil Registry of Legal Entities of São Paulo - SP under microfilm nº 161,638, on August 26, 2022, represented by its undersigned partner, Mr. Guilherme Naves Valle, Brazilian, married, accountant, with Identity Card nº 5.072.158 SSP/MG, registered with the CPF under nº 541.991.586-34 and with the Regional Accounting Council of the State of Minas Gerais under nº 1MG070614/O-5, resident and domiciled in the State of Rio de Janeiro with an office at the same address as the represented company, appointed as an expert by the management of Eletrobras Participações S.A. - Eletropar to proceed with the assessment of the accounting net equity of Eletrobras Participações S.A. - Eletropar ("Company") as at December 31, 2023, summarized in Appendix I, in accordance with accounting practices adopted in Brazil, the results of its work are presented below.

Purpose of the valuation

2 The valuation of the net equity as at December 31, 2023 of Eletrobras Participações S.A. - Eletropar was prepared for the purposes of the incorporation of this Company by Centrais Elétricas Brasileiras S.A. - Eletrobras.

Management responsibility about accounting information

3 The Company's management is responsible for keeping the books and preparing the accounting information in accordance with accounting practices adopted in Brazil, as well as for the relevant internal controls that it has determined are necessary to enable the preparation of such accounting information free from material misstatement, whether caused by fraud or error. A summary of the main accounting practices adopted by the Company is described in Appendix II of the appraisal report.

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PricewaterhouseCoopers Auditores Independentes Ltda., Rua do Russel, 804, 7º, Ed. Manchete,
Rio de Janeiro, RJ, Brasil, 22210-907
T: 4004-8000, www.pwc.com.br

Docusign Envelope ID: C3A2B835-1B45-4424-AE0E-1803D7D833F8

pwc

Eletrobras Participações S.A. - Eletropar

Scope of work and responsibility of independent auditors

4 Our responsibility is to express a conclusion on the carrying amount of the equity of Eletrobras Participações S.A. - Eletropar as at December 31, 2023, based on the work conducted in accordance with Technical Communication 03/2014 (R1), issued by IBRACON - Instituto dos Auditores Independentes do Brasil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which establishes the technical and professional standards to be observed by accountants when issuing valuation reports. Accordingly, we performed the audit of the Company's balance sheet in accordance with Brazilian and international auditing standards, which require compliance with ethical requirements by the auditor and that the audit be planned and performed with the objective of obtaining reasonable assurance that the accounting equity determined for the preparation of our valuation reports is free from material misstatement.

5 An audit involves performing procedures selected to obtain evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of equity, whether due to fraud or error. In assessing these risks, the auditor considers the relevant internal controls to the preparation of the Company's balance sheet in order to plan audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6 Based on the work carried out, we conclude that the amount of R$ 217,221.00 million, according to the balance sheet as at December 31, 2023, recorded in the accounting books and summarized in Appendix I, represents, in all relevant aspects, the accounting net equity of Eletrobras Participações S.A. - Eletropar, measured in accordance with accounting practices adopted in Brazil.

Rio de Janeiro, November 22, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/F-5

Guilherme Naves Valle
Contador CRC 1MG070614/O-5

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Docusign Envelope ID: C3A2B835-1B45-4424-AE0E-1803D7D833F8

Appendix I to the accounting net equity valuation report

Eletrobras Participações S.A. - Eletropar

Balance sheet as at December 31, 2023
In thousands of reais, unless otherwise indicated

Assets	2023
Current	
Cash and cash equivalents	107
Marketable securities	61,268
Dividends and interest receivable	8,994
Accounts receivable from related parties	1,710
Taxes and contributions	3,334
Income tax and social contribution	26
Others	437
	75,876
Non-current	
Investments	
Accounted for-by the equity method	127,811
Maintained at fair value	25,331
	153,142
Property, plant and equipment	30
	153,171
Total assets	229,047

Liabilities and equity	2023
Current	
Accounts payable	731
Taxes and contributions	641
Shareholder remuneration	728
Dividends payable	4,543
Others	375
	7,018
Non-current	
Deferred income tax and social contribution	4,808
	4,808
Equity	
Capital stock	118,055
Retained earnings reserve	68,234
Legal reserve	10,739
Reserve for unrealizad profits	14,790
Accumulated other comprehensive income	5,403
Total equity	217,221
Total liabilities and equity	229,047

*

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Docusign Envelope ID: C3A2B835-1B45-4424-AE0E-1803D7D833F8

Appendix II to the accounting net equity valuation report

Eletrobras Participações S.A. - Eletropar

Notes to the balance sheet as at December 31, 2023
In thousands of reais, unless otherwise indicated

1 Basis for preparing the balance sheet and summary of the main accounting policies

The balance sheet as at December 31, 2023 was prepared for the purpose of evaluating the equity of Eletrobras Participações S.A. - Eletropar for the purposes of the incorporation of this Company by Centrais Elétricas Brasileiras S.A. - Eletrobras.

The balance sheet as at December 31, 2023 was prepared and is presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC).

In the preparation of this financial information, it is necessary to use certain critical accounting estimates and also the exercise of judgment by the Company's management in the process of applying accounting policies. The areas that require a higher level of judgment and have greater complexity, as well as those whose assumptions and estimates are significant for the balance sheet, are disclosed, if applicable, in the notes below.

The main accounting policies applied in the preparation of the balance sheet are presented below.

2 Basis of preparation

The preparation of the financial statements requires the use of critical accounting estimates and also the exercise of judgment by the Management, in the process of applying the Company's accounting practices, which are presented in the respective explanatory notes that deal with the topics of their applications.

The financial statements were prepared on the basis of historical cost, except for certain financial instruments measured at their fair values. The historical cost corresponds to the costs incurred in the acquisition or preparation of assets and the amount of consideration received to incur or assume liabilities. Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an organized transaction between market participants on the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

2.1 Investments in affiliates

Article 243 of Law nº 6,404/1976 defines that "Companies in which the investor has significant influence are affiliated". "It is considered that there is significant influence when the investor holds or exercises the power to participate in the decisions of the financial or operational policies of the investee, without controlling it". In addition, "Significant influence is presumed when the investor holds 20% (twenty percent) or more of the votes conferred by the capital of the investee, without controlling it."

The results, assets and liabilities of the affiliates are incorporated into the financial statements based on the equity method, except when the investment is classified as "held for sale", in which case it is accounted for in accordance with Technical Pronouncement CPC 31 - "Non-Current Assets Held for Sale and Discontinued Operations". According to the equity method, investments in affiliates are initially recorded at cost and then adjusted, for the purposes of recognizing the Company's interest in the profit or loss and other comprehensive results of the affiliate.

5 of 8

Docusign Envelope ID: C3A2B835-1B45-4424-AE0E-1803D7D833F8

Appendix II to the accounting net equity valuation report

Eletrobras Participações S.A. - Eletropar

Notes to the balance sheet as at December 31, 2023
In thousands of reais, unless otherwise indicated

Any amount that exceeds the acquisition cost on the Company's interest in the net fair value of the assets, liabilities and identifiable contingent liabilities of the affiliate on the acquisition date is recognized as goodwill. Goodwill is added to the book value of the investment. Any amount of the Company's interest in the net fair value of identifiable assets, liabilities and contingent liabilities that exceeds the acquisition cost, after revaluation, is immediately recognized in the income statement.

If necessary, the total carrying amount of the investment (including goodwill) is tested for the determination of impairment in accordance with CPC 01 (R1) - "Impairment of Assets" as a single asset, by comparing its recoverable amount (the higher of an asset's fair value less costs of disposal), with its book value. Any impairment loss recognized is added to the carrying amount of the investment. Any reversal of such impairment loss is recognized in accordance with CPC 01 (R1) to the extent that the impairment of the investment is subsequently increased.

When the Company enters into a transaction with an affiliate, the resulting profits and losses are recognized only with respect to the interests in the affiliate unrelated to the Company.

2.2 Cash and cash equivalents

Cash comprises cash in hand and available bank deposits.

2.3 Dividends and interest receivable

The dividends and interest receivable, arising from the Company's investments in the capital stock of its subsidiaries and affiliates, is recognized in assets when these investees allocate dividends and interest on equity to their shareholders.

2.4 Provisions for legal obligations linked to legal proceedings

Future disbursement risks with labor, tax and civil litigation are recognized in the balance sheet, under the heading Provisions for Litigation, when there are present obligations (legal or presumed) resulting from past events, the settlement of which is probable and where it is possible to reliably estimate the amounts, based on the assessment of the Management and internal and external legal advisors. The values are recorded based on the estimated costs of the outcomes of these lawsuits. The risks of future disbursement with litigation (contingents), whose settlement is possible, are only disclosed in explanatory notes, without being part of the Company's liabilities. The risk assessment is supported by the Management judgment, together with its legal advisors, considering the jurisprudence, the decisions in initial and higher instances, the history of any agreements and decisions, the management experience and the legal advisors, as well as other applicable aspects.

2.5 Income tax and social contribution

The income tax and social contribution results are recognized in the income statement, divided into current and deferred, in the period of the occurrence of the result (profit or loss) to which they refer. The income tax and social contribution related to Other comprehensive income are recognized directly in equity, without being reflected in the income statement for the year, and presented in the Statement of Comprehensive Income. The income tax - IRPJ, current and deferred, is calculated based on the rates of 15%, plus a 10% additional on taxable income and 9% on taxable income for social contribution on net

6 of 8

Docusign Envelope ID: C3A2B835-1B45-4424-AE0E-1803D7D833F8

Appendix II to the accounting net equity valuation report

Eletrobras Participações S.A. - Eletropar

Notes to the balance sheet as at December 31, 2023
In thousands of reais, unless otherwise indicated

income, considering the compensation of tax losses and negative social contribution basis, limited to 30% of taxable income for the year. The Income Tax expense and the current Social Contribution is calculated based on the results that can be admitted in the calculation of the payment of income tax and social contribution for the year. The result with Income Tax and deferred Social Contribution represents, basically, the tax result originated from (i) revenues and expenses that cannot (temporary differences), due to tax rules, be considered in the calculation basis for the payment of Income Tax and Social Contribution in the calculation of the year, but which may be used in subsequent years, and (ii) any loss for the year. Deferred Income Tax and Social Contribution (asset) credits, originated by temporary differences or eventual losses, are recognized in proportion to the probability of future taxable profit and in the possibility of using temporary differences. When there is a legal right and intention to offset them, in the calculation of current taxes, the deferred taxes assets and liabilities, related to the same legal entity, are presented by the net in the balance sheet.

2.6 Share capital

It represents common shares and paid-in preferred shares and is classified in equity.

2.6.1 Distribution of dividends

Eletropar has a Distribution of dividends Policy that, in line with the Bylaws, ensures its shareholders the right, in each fiscal year, to distribute not less than 25% of adjusted net income as dividends and/or interest on equity, pursuant to the Brazilian Corporation Law and subsequent amendments, and does not authorize the capital reserve to be used for the payment of dividends. The amount of dividends, which represents the mandatory minimum established by law, is recognized in liabilities and the amount of dividends above the mandatory minimum is recognized in equity, in the proposed additional dividend account, until approval at the Shareholders' Meeting.

2.7 Adoption of new rules and interpretations in force

The issuances/changes below IFRS standards made by the IASB that are effective for the year beginning 2023 did not impact the Company's financial statements:

Revised standard	Change	Applicable from
IAS 8/CPC 23: Accounting Policies, Change of and Rectification of Error	The amendments introduced the definition of accounting estimates and included other changes to assist the Companies in distinguishing changes in accounting estimates from changes in accounting policies.	01.01.23
IAS 1/CPC 26 (R1): Presentation of financial statements	The amendments introduced the replacement of the disclosure of "material accounting policies" with the disclosure of "material accounting policies" and guidance to assist entities in applying the definition of "material" when making decisions on material accounting policy disclosures.	01.01.23

7 of 8

Docusign Envelope ID: C3A2B835-1B45-4424-AE0E-1803D7D833F8

Appendix II to the accounting net equity valuation report

Eletrobras Participações S.A. - Eletropar

Notes to the balance sheet as at December 31, 2023
In thousands of reais, unless otherwise indicated

Revised standard	Change	Applicable from
IAS 12/CPC 32: Taxes on Profit	The amendments introduced a requirement for the recognition of a deferred tax asset and a deferred tax liability when a single transaction generates temporary taxable and deductible differences at the same time.	01.01.23

2.8 New rules and interpretations not in force

The Company does not expect material impacts on its financial statements regarding the application of the regulatory changes issued below, which are applicable for the year beginning in 2024:

Revised standard	Change	Applicable from
IAS 1/CPC 26: Presentation of Financial Statements	The amendments provide that a liability must be classified as current if the entity cannot defer settlement for at least twelve months after the reporting period. The classification is impacted only by covenants whose compliance is mandatory before the end of the reporting period, in order to provide guidance on the classification of liabilities with contractual clauses.	01.01.24
IFRS 16/ CPC 6 (R2): Leases	The amendments include requirements specifying that the lessee seller must subsequently measure the lease liability derived from the transfer of assets - which meets the requirements to be recognized as sales income - and Sale and Leaseback in such a way that no gain or loss is recognized in respect of the right of use retained in the transaction.	01.01.24
IAS 7/CPC 3: Statement of Cash Flows	Disclosure of Reserve factoring operations, which involve the Companies and their suppliers. The new disclosure requirements will make visible a Company's use of supplier financing agreements and allow investors to observe how the use of these instruments has affected the Company's operations and capital structure.	01.01.24

The Company has not pre-adopted any standards and no significant impacts on the financial statements are expected for other standards, changes and accounting interpretations issued that are not in force or applicable after fiscal year 2024.

* * *

8 of 8

DocuSign

Certificado de Conclusão

Identificação de envelope: C3A2B8351B454424AE0E1803D7D833F8		Status: Concluído
Assunto: Complete com o Docusign: Laudo Eletropar - inglês		
LoS / Área: Assurance (Audit, CMAAS)		
Tipo de Documento: Relatórios ou Deliverables		
Envelope fonte:		
Documentar páginas: 8	Assinaturas: 1	Remetente do envelope:
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Selo com EnvelopeId (ID do envelope): Ativado		São Paulo, São Paulo 04538-132
Fuso horário: (UTC-03:00) Brasília		maria.moreira@pwc.com
		Endereço IP: 134.238.160.204

Rastreamento de registros

Status: Original 22 de novembro de 2024 | 15:15	Portador: Maria Moreira maria.moreira@pwc.com	Local: DocuSign
Status: Original 22 de novembro de 2024 | 15:30	Portador: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Local: DocuSign

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Guilherme Naves Valle guilherme.valle@pwc.com Partner PwC BR Nível de segurança: E-mail, Autenticação da conta (Nenhuma), Certificado Digital **Detalhes do provedor de assinatura:** Tipo de assinatura: ICP Smart Card Emissor da assinatura: AC SyngularID Multipla Cargo do Signatário: Partner **Termos de Assinatura e Registro Eletrônico:** Não oferecido através do DocuSign	DocuSigned by: Guilherme Naves Valle E63126604DEE407... Adoção de assinatura: Estilo pré-selecionado Usando endereço IP: 134.238.160.2	Enviado: 22 de novembro de 2024 | 15:16 Visualizado: 22 de novembro de 2024 | 15:29 Assinado: 22 de novembro de 2024 | 15:30

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Maria Moreira maria.moreira@pwc.com Manager PwC BR Nível de segurança: E-mail, Autenticação da conta (Nenhuma) **Termos de Assinatura e Registro Eletrônico:** Não oferecido através do DocuSign	**Copiado**	Enviado: 22 de novembro de 2024 | 15:30 Visualizado: 22 de novembro de 2024 | 15:30 Assinado: 22 de novembro de 2024 | 15:30

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Envelope enviado	Com hash/criptografado	22 de novembro de 2024 | 15:16
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Eventos de pagamento	Status	Carimbo de data/hora

RECOMMENDATION OF THE SPECIAL INDEPENDENT COMMITTEE

Eletrobras
Eletropar

São Bento Street, No. 1, room 902
Centro, ZIP Code 20090-010
Rio de Janeiro – RJ
Tel.: (21) 2514-5418 / 2514-5561

Eletrobrás Participações S/A – ELETROPAR
Publicly Traded Company
CNPJ No. 01.104.937/0001-70 / NIRE No. 3330016526

RECOMMENDATION OF THE SPECIAL INDEPENDENT COMMITTEE

To

Board of Directors of Eletrobrás Participações S.A. – ELETROPAR

Ref.: Recommendation of the Special Independent Committee created to negotiate and recommend the exchange ratio applicable to the merger of shares issued by Eletrobrás Participações S.A. - ELETROPAR held by minority shareholders, by Centrais Elétricas Brasileiras S.A. - ELETROBRAS

Dear Sirs,

The Special Independent Committee ("Committee"), whose creation was approved by the Board of Directors of Eletrobrás Participações S.A. - ELETROPAR ("ELETROPAR" or "Company"), at a meeting held on August 11, 2023, under the terms of CVM Guidance Opinion No. 35 of September 1, 2008 ("PO 35") for the purpose of recommending the exchange ratio of the Company's shares in the potential transaction of its merger ("Merger") by Centrais Elétricas Brasileiras S. A. - ELETROBRAS ("ELETROBRAS"), pursuant article 277 of Law No. 6,404 of September 15, 1976, hereby informs you that it has completed its activities, which is why it submits its recommendation through this report.

I. COMPOSITION AND OPERATION OF THE COMMITTEE

In order to ensure a higher level of corporate governance for the Merger, ELETROPAR's Board of Directors decided at a meeting held on August 11, 2023 to create a Committee composed, under the terms of PO 35, of (a) a manager chosen by the majority of the board of directors; (b) a director elected by the non-controlling shareholders; and (c) a third party, whether a manager or not, chosen jointly by the other two members. In this context, the Committee was formed by the following members: (i) Mr. Renan dos Santos Antunes, director of ELETROPAR chosen by the majority of the Company's board of directors; (ii) Mr. Carlos Alberto Policaro, director of ELETROPAR elected by the Company's non-controlling shareholders at a general meeting held on September 11, 2023; and (iii) Ms. Lucia Maria Martins Casasanta, economist and accountant, chosen jointly by the directors described in (i) and (ii), according to the Nomination Agreement signed on September 14, 2023.

In defense of the Company's interests and to ensure that the Merger observes commutative conditions for its shareholders, the Committee met eleven (11) times, as detailed in the meeting minutes filed at the Company's headquarters, on the following dates:

1st Meeting held on September 27, 2023

2nd Meeting held on October 16, 2023

3rd Meeting held on November 1, 2023

Eletrobras
Eletropar

São Bento Street, No. 1, room 902
Centro, ZIP Code 20090-010
Rio de Janeiro – RJ
Tel.: (21) 2514-5418 / 2514-5561

4th Meeting held on November 8, 2023

5th Meeting held on November 14, 2023

6th Meeting held on November 24, 2023

7th Meeting held on December 6, 2023

8th Meeting held on December 14, 2023

9th Meeting held on December 20, 2023

10th Meeting held on January 8, 2024

11th Meeting held on January 11, 2024

II. NEGOTIATION PROCESS

In line with the provisions of PO 35, the Committee conducted its activities seeking consensus on the exchange ratio, which required efforts from both parties to recognize, mainly:

(a) The market cap of ELETROPAR's shares, due to their very low liquidity, does not allow for good commutative conditions;

(b) For the ELETROBRAS' group it does not make sense to maintain a subsidiary holding company (structure optimization);

(c) ELETROPAR's assets are tangible, liquid and can be valued;

(d) The Merger will bring financial benefits due to the elimination of future administrative costs, as well as greater tax benefits in the eventual sale of ELETROPAR's minority interests directly in ELETROBRAS; and

(e) ELETROBRAS has a promising horizon for long-term investments.

In this context, the analysis of the exchange ratio of ELETROPAR's shares for ELETROBRAS's shares was based mainly on three dimensions:

1. Valuation of ELETROPAR's assets;

2. Market Cap (stock market valuation); and

3. Net Book Equity Value.

After various considerations and exercises to value the benefits of the Merger and discounts due to the low liquidity of ELETROPAR's shares, detailed in the minutes of the Committee's meetings filed at the Company's headquarters, the members of the Committee reached a consensus on setting an exchange ratio that represented the average of the valuations of the three criteria described above.

Eletrobras
Eletropar

São Bento Street, No. 1, room 902
Centro, ZIP Code 20090-010
Rio de Janeiro – RJ
Tel.: (21) 2514-5418 / 2514-5561

III. THE COMMITTEE'S RECOMMENDATION TO THE BOARD OF DIRECTORS

For all the reasons mentioned above, the Committee recommends that ELETROPAR's Board of Directors use the exchange ratio of zero point eight (0.80), which means that each one (1) common share of Eletropar (LIPR3) is equivalent to zero point eight (0.80) common shares in Eletrobras (ELET3).

Rio de Janeiro, January 11, 2024

Special Independent Committee of Eletrobrás Participações S.A. - ELETROPAR

Renan dos Santos Antunes

Carlos Alberto Policaro

Lucia Maria Martins Casasanta

Valuation of Eletrobras as of September 30, 2024

Centrais Elétricas Brasileiras S.A. - Eletrobras

Valuation of Eletrobras as of September 30, 2024

Confidential

EY
Building a better working world

Confidential

Centrais Elétricas Brasileiras S.A.
Av. Graça Aranha, 26
Centro, CEP. 20.030-000
Rio de Janeiro/RJ

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909
Torre Norte - 10º andar
04543-011 – São Paulo – SP
Telephone: +55 11 2573-3000
www.ey.com.br

Centrais Elétricas Brasileiras S.A - Eletrobras **March 19th, 2025**

As per your request, Ernst & Young Assessoria Empresarial Ltda. ("EY") is pleased to present the following valuation report ("Report") of Centrais Elétricas Brasileiras S.A. ("Eletrobras", "Company" or "Parent Company"), the parent company of Eletrobras Participações S.A. ("Eletropar" or "Subsidiary"), as of September 30, 2024 ("base date").

We understand that this Report will be used to comply with the requirements of Article 264 of Law 6.404/1976 ("Brazilian Corporate Law") within the scope of the corporate restructuring process involving the Parent Company and the Subsidiary. It is emphasized that the results presented herein will not be used to define the exchange ratios between the shares of Eletrobras and Eletropar, which will be presented and justified in the Operation Protocol. It is important to mention that this Report has the sole purpose of compliance with Brazilian Corporate Law and should not be relied on for any other purpose. This English Report is a free translation of the Portuguese Report.

This Report includes the objective, scope, procedures, and methodologies used, as well as the market and operational assumptions that were considered in the calculation of the estimate of the Company's fair value.

We emphasize that our work should not be considered as a fairness opinion, or as advice or recommendation to carry out any transaction, or regarding the conditions under which any potential transaction may occur, nor should it be used for financing or fundraising, or for any other purpose, except as previously described. The final decision on any transaction and on the conditions of an eventual restructuring of the Company is the responsibility of Eletrobras' management ("Management").

It is important to highlight that we did not independently investigate, nor was any audit process applied to the information provided by Management. As mentioned in our contract, our analysis is subject to the general limitations described in this Report. We assume that Management has consistently analyzed the factors that may impact the projections and analyses presented, and has not omitted any relevant information that could significantly impact the results of our work.

Centrais Elétricas Brasileiras S.A. - Eletrobras | Valuation of Eletrobras as of September 30, 2024 Page 2

Confidential

Centrais Elétricas Brasileiras S.A.
Av. Graça Aranha, 26
Centro, CEP. 20.030-000
Rio de Janeiro/RJ

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909
Torre Norte - 10º andar
04543-011 – São Paulo – SP
Telephone: +55 11 2573-3000
www.ey.com.br

Centrais Elétricas Brasileiras S.A - Eletrobras **March 19th, 2025**

Since the value of an asset can vary over time, any estimate of value refers to a specific valuation date. Our estimate of value is based solely on the information known at the Valuation Date. On December 20, 2023, the National Congress enacted a Constitutional Amendment (EM 132) addressing the reform of Brazilian tax system ("Tax Reform"). The Amendment establishes changes in the so-called indirect taxes (ICMS, ISS, IPI, PIS and Cofins), with the main effect of replacing them with a single tax, which will occur gradually between 2026 and 2033. The National Congress is expected to approve, in the coming years, complementary laws to regulate the changes brought about by the amendment. In this context, our assessment, except when specifically mentioned, did not consider any modification that may be instituted by the Tax Reform, either by direct effects on the Company's taxation, or indirect effects, such as on the pricing of products and services, and on estimated demand. Therefore, the results presented in this Report, especially in this respect, may differ from the actual results, and such divergences may be significant. Any references made to the impact of the Tax Reform in the Report should not be considered as a complete comment or as an accurate assessment of the potential impact of the Reform on the Company.

We appreciate the opportunity to collaborate with Eletrobras' Management and are available for any questions or additional information needed.

Rafael Max
Partner – Corporate Finance

Thiago Ávila
Senior Manager – Corporate Finance

Centrais Elétricas Brasileiras S.A. - Eletrobras | Valuation of Eletrobras as of September 30, 2024 Page 3

Table of contents

1 Executive Summary 5

1.1 Context 6
1.2 Corporate Structure 8
1.3 Methodology of valuation 9
1.4 Value conclusion 11

2 Market Analysis 12

2.1 Industry overview 13

3 Market Multiples Valuation 18

3.1 Selected valuation methodology 19
3.2 Segments of valuation analysis 20
3.3 Comparable companies 21
3.4 Criteria for selecting multiples 23
3.5 Multiples selection 24
3.6 Multiples considered for the valuation analysis 27

4 Eletrobras Generation and Transmission 28

4.1 Estimated value 29
4.2 Non-operational assets and liabilities 30

5 Value Conclusion 31

5.1 Value conclusion 32

6 Governing items 33

6.1 Statement of limiting conditions 34

7 Appendix 36

7.1 Valuation methodologies 37
7.2 Macroeconomic analysis 38
7.3 Comparable companies 39

Centrais Elétricas Brasileiras S.A. - Eletrobras | Valuation of Eletrobras as of September 30, 2024 Page 4

Executive Summary

1.1 Context 6

1.2 Corporate Structure 8

1.3 Methodology of valuation 9

1.4 Value conclusion 11

Centrais Elétricas Brasileiras S.A. - Eletrobras | Valuation of Eletrobras as of September 30, 2024 Page 5

Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

1.1 Context

Corporate Restructuring

As part of the restructuring process of Eletrobras after privatization, the Parent Company's management plans to merge its subsidiary Eletropar, with the Parent Company assuming all rights and obligations.

According to Article 264 of the Brazilian Corporate Law, "in the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."

For the purposes of this Report, the valuation was considered using the methodology of comparable companies multiples for Eletrobras, according to its indirect operating segments, which are power generation and transmission.

Pre-restructuring corporate structure

Eletrobras
Minority
83.71%
16.29%
Eletropar
49.00%
Eletronet
0.73%
CTEEP
1.42%
EMAE
0.19%
TAESA

With this corporate restructuring, the Parent Company will merge all the Assets and Liabilities of the Subsidiary into its portfolio. Therefore, all the Subsidiary's Invested Companies will become part of the Parent Company's portfolio through direct shareholding, rather than indirect shareholding.

Centrais Elétricas Brasileiras S.A. - Eletrobras | Valuation of Eletrobras as of September 30, 2024 Page 6

Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

1.1 Context

The Company

Eletrobras is a publicly traded corporation with shares traded on the stock exchanges of São Paulo (B3), Madrid (LATIBEX), and New York (NYSE). Eletrobras is as a holding company, managing equity investments, holding direct and indirect controlling stakes in companies in the electric power sector, as well as direct and indirect stakes in several Special Purpose Entities (SPEs).

The company is responsible for 22% of the installed generation capacity in Brazil, with approximately 97% of this capacity based on low greenhouse gas (GHG) emission sources: hydroelectric, wind, solar, and nuclear. Only 3% of the installed capacity comes from thermoelectric plants powered by coal, natural gas, or diesel oil. In the transmission sector, Eletrobras has 74,088 kilometers of lines, of which 66,556 kilometers refer to corporate transmission lines and 7,532 kilometers to participation in SPEs.

In 2021, the National Congress approved the Eletrobras' capitalization project and in June 17, Eletrobras and its Controlled Companies signed the new concession contracts of 22 hydroelectric plants. With this, all the conditions for the conclusion of Eletrobras' privatization process were met.

Objective

The objective of this work is to present valuation of Eletrobras, according to its indirect operating segments, as of September 30, 2024, in a way to support the management of both Subsidiary and Parent company, as well as the shareholders, in the context of the corporate restructuring process that will involve the incorporation of Eletropar by Eletrobras, resulting in the extinction of Eletropar.

Scope of Work

- Discussions with Eletrobras executives and employees;
- Obtaining and analyzing the company's historical financial information;
- Analyzing the market in which Eletrobras operates, according to its operating segments;
- Analyzing comparable companies to obtain operational parameters and market valuation multiples;
- Using the Market Multiples methodology to perform the valuation of Eletrobras. The following page presents details on the methodology used;
- Estimation of the Fair Value of the Company, considering the Sum of the Parts criteria, based on the estimated value for each operating segment; and
- Preparing the report containing the description of the methodologies used, assumptions adopted, and value estimates.

Page 7

Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

1.2 Corporate Structure

Eletrobras
0.47%
Rio Paranapanema Energia S.A.
67.95%
Eletronuclear S.A
0.03%
Companhia CELG de Participações S.A
40.07%
Paulista Lajeado Energia S.A.
0.05%
Auren Energia S.A
40.07%
CEB Lajeado S.A.
40.07%
Lajeado Energia S.A.
0.13%
ENEL Green Power Cachoeira Dourada S.A.
21.63%
ISA Energia Brasil S.A.
39.02%
Empresa Metropolitana de Águas e Energia S.A
0.002%
Companhia Energética de Roraima
33.41%
Equatorial Maranhão Distribuidora De Energia S.A
7.10%
Companhia Energética do Ceará S.A.
0.99%
Equatorial Pará Distribuidora De Energia S.A.
4.62%
Companhia Estadual de Distribuição de Energia Elétrica (CEEE-D)
1.03%
Energisa S.A
10.75%
Centrais Elétricas de Santa Catarina S.A
2.10%
Companhia Energética de Brasília S.A
100.00%
Companhia Hidro Elétrica do São Francisco
100.00%
Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil
100.00%
Centrais Elétricas do Norte do Brasil S.A.
83.71%
Eletrobras Participações S.A.
Generation
Distribution
Subsidiaries

Centrais Elétricas Brasileiras S.A. - Eletrobras | Valuation of Eletrobras as of September 30, 2024 Page 8

Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

1.3 Methodology of valuation

Selected valuation methodologies

In the valuation of a company, three different approaches can be applied: Income Approach, Market Approach, and Cost Approach. Each of these approaches can be considered as a valuation methodology, but the nature and characteristics of the company will indicate which approach or approaches are most applicable.

In the context of the corporate restructuring process in question, which must observe what is defined in Article 264 from the perspective of valuation methodology, "in the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."

To apply the methodology of net equity valuation at market prices, it is necessary to estimate the market value of all the assets and liabilities of the evaluated company, including its fixed and intangible assets. In this case, to apply this methodology to the valuation of Eletrobras and Eletropar, it would be necessary to survey and inspect the entire portfolio of fixed assets of the Companies. Due to the high complexity of physically evaluating a portfolio of this magnitude, in addition to the challenges related to the low or even non-existent access to the management of certain companies in the portfolio, we consider that it would not be feasible to apply this methodology from an operational standpoint.

Alternatively, since Eletropar does not have access to the management of the Invested Companies that make up its portfolio to obtain long-term projections and/or business plans of these companies, the application of the Discounted Cash Flow methodology for the valuation of the Invested Companies is compromised. Therefore, due to such limitations, it was understood that the Income Approach could not be applied to determine the value of Eletropar.

In this sense, considering that the alternative methodology needs to be applicable to both companies evaluated in the context of the corporate restructuring process, and that an alternative valuation methodology can be selected, still considering what is stated in Article 264, "or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations," EY proposed the adoption of another valuation methodology, which is the Market Approach. It is worth mentioning that Eletrobras asked to the CVM an approval for the adoption of an alternative valuation methodology in compliance with article 264, i.e., the market multiples method, which was authorized at the CVM Meeting No. 29, held on August 27, 2024.

The Market Approach, in turn, can be carried out using two main methodologies: Comparable Company Multiples and/or Comparable Transactions, and Market Capitalization (Market Cap).

The Market Cap methodology, by definition and considering Fair Value as the standard of value that guides the valuation of a given asset or business, tends to represent a more adequate value measurement compared to multiples, as it reflects the value that market participants have been paying for an asset (the Company) in non-forced transactions (in the stock market).

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1.3 Methodology of valuation

Selected valuation methodologies (cont.)

However, for such methodology to be accepted and valid, it is necessary that the company in question is traded in the capital market and meets certain parameters and criteria that can eliminate effects that may cause distortions in the market capitalization value of this asset (for example, low liquidity, a reduced number of shares subject to free trading, among others).

Aiming to meet the valuation criteria defined in Article 264, which establish that the valuation must be carried out according to "the same criteria and on the same date, at market prices," the valuation methodology by comparable companies multiples was applied. In this methodology, the company to be evaluated is compared with similar publicly traded companies ("Comparables"). The valuation multiples are calculated based on the operational data of the Comparables and provide an indication of how much a market investor would be willing to pay for a minority stake in a given company.

For the application of the valuation methodologies, the standard of value adopted was Fair Value. Fair Value is defined by CPC 46 as the "price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Methodology		Description
Income	Discounted Cash Flow	It measures the value of an asset or business through the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life. In other words, the cash flow available for distribution is calculated over a period of years and is discounted to present value to derive an indication of the company's value.
Market	Comparable Company Multiples	The Multiples methodologies measure the value of an asset or business based on the comparison between operational performance metrics and the quoted value, in the case of publicly traded companies, or the value paid in recent private transactions, of comparable companies or companies operating in the same sector as the analyzed company.
Market	Market Cap	The market capitalization value of a publicly traded company (calculated by multiplying the total number of outstanding shares by the current price of each share), provided there is sufficient volume and liquidity in the shares, directly represents the daily pricing of this company by investors.

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1.4 Value conclusion

Company	Valuation Methodology	Fair Value (R$ thousand)
Eletrobras		**57,180,530**
NOPs Eletrobras[1]	-	-99,920,220
Segment - Generation	Multiples	68,161,143
Segment - Transmission	Multiples	88,939,607

[1] The adjustments of non-operational assets and liabilities (NOPs) of Eletrobras' are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance), added to Non-operational Assets and subtracted from Non-operational Liabilities on the base date. Section 4 demonstrates the breakdown of Eletrobras' NOPs.

Source: Capital IQ and Management

The value of Eletrobras is obtained by summing the balance of the Company's non-operational assets and liabilities and the value estimates obtained for each of its indirect operating segments, as described throughout this Report. This value estimate does not consider possible contingencies, insufficiencies, or a supervening assets or liabilities that are not recorded in the Company's equity, positions as provided by Management. Therefore, the results presented do not consider their effect, if any.

Counclusion

Based on the information analyzed and the assumptions and limitations described in this Report, our valuation resulted in an estimated value of **BRL 57,180,530 thousand** for Eletrobras' equity as of September 30, 2024.

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2

Market Analysis

2.1 Industry overview 13

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2.1 Industry Overview

The Global Energy Market

The global electricity sector has undergone a considerable change in its composition, a trend that is expected to continue in the medium and long term. Global energy demand grew by an average of 1.3% per year between 2019 and 2023, driven mainly by emerging economies. Natural gas, in particular, is on the rise, especially in Asia, influenced by the decrease in gas exports from Russia to Europe.

Although nuclear and hydropower generation has maintained substantial representation in the global energy matrix, electricity is becoming the main source of energy, with growing demand that could reach 90% by 2050 in the "Net Zero" scenario. Currently, the global energy system still heavily relies on fossil fuels but is undergoing a significant transition towards renewable energy sources. Renewable energy, including wind and solar, bioenergy, and geothermal, is projected to more than double by 2050. In some scenarios, renewables could account for more than a quarter to over half of all primary energy. Demand for oil is decreasing, mainly due to reduced oil use for transportation, while demand for natural gas may increase or decrease depending on the pace of decarbonization.

According to the IEA (International Energy Agency), in 2023, 14 million electric vehicles were sold, highlighting the continuity of the technological transition, although the infrastructure still needs to adapt to this growing demand.

Source: BP Statistical Review of World Energy, 2024 edition.

Brazilian Energy Market

The Energy Sector in Brazil is composed of different industries and types of power plants, depending on the type of energy resource used for generation. Most of the energy generation is concentrated in hydropower sources due to Brazil's geoclimatic characteristics, its territorial extension, watersheds, and varying rainfall patterns in each region. The hydropower matrix represented 60.2% of electricity generation in the country in 2023. Among the other 39.8%, four main sources of electricity stand out: wind (13.5%), biomass (7.6%), solar (7.2%), and natural gas (5.4%), which are responsible for almost all of the remaining total. Between 2022 and 2023, there was a notable decrease in thermal generation from natural gas and petroleum derivatives, due to the stability of the hydrological regime and the increase in solar and wind generation.

Such an important and strategic sector for the Brazilian economy is regulated by government agencies responsible for energy policy and centralized operation. The roles of the National Electric Energy Agency (ANEEL), the National Electric System Operator (ONS), and the Electric Energy Trading Chamber (CCEE) are highlighted in this performance. In Brazil, the energy sector consists of companies involved in the generation, transmission, and distribution of energy, as well as energy traders who mediate contracts for the purchase and sale of electricity.

The Brazilian energy sector is composed of significant companies with both national and foreign capital that are of great relevance. In recent years, there has been an expansion of electricity generation in Brazil, with greater diversification of generating sources, particularly with an increase in the share of wind and solar generation. Hydroelectric and thermal power plants remain the main sources of energy in the country, and the largest companies in the sector (according to installed capacity) are: Eletrobras, Engie, Itaipu, Petrobras, CGT, Copel, Cemig, CPFL, Enel, and AES.

Source: Statistical Yearbook of Electric Energy 2024; Brazilian Energy Balance (BEN in Portuguese acronym)

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2.1 Industry Overview

Generation

In Brazil, most of the energy generation is concentrated in hydropower sources, due to the geoclimatic characteristics of the country, its territorial extension, watersheds, and varying rainfall patterns in each region. Water is the most important energy resource, representing a significant source of renewable energy in Brazil, considering the country's great hydropower potential. Hydroelectric energy is the generation of electricity through the utilization of the hydraulic potential of a river. The energy efficiency of hydroelectric plants is quite high, around 95.0%. Important watersheds utilized by the energy sector in the country include those of the São Francisco and Paraná rivers. The Northern region is also notable for its great potential for electricity generation through hydroelectric plants.

Energy consumption is directly related to the performance of economic activity. Between the period from 2007 to 2024, the average annual growth rate was 3.3%, increasing consumption from 377,030 GWh to 559,000 GWh, a total expansion of approximately 39.7%. It is worth noting that this period was marked by the subprime crisis and the recession of the domestic market, which reduced energy consumption and the average annual rate during this time. The main energy-demanding segments in Brazil in September 2024 are, in order of relevance, the industrial segment (35.3%), followed by residential (31.4%), commercial (18.4%), and others (14.9%).

According to the Energy Planning Company (EPE), electricity generation in 2023 totaled 708 thousand GWh, which represented a growth of 4.4% compared to the same period the previous year, mainly due to the strong growth in solar and wind energy generation.

From January to November 2024, electricity generation in the National Integrated System (SIN) totaled 739.5 thousand MWm (including hydropower, thermal, wind, and solar energy), representing an expansion of 4.4% compared to the same period in 2023.

For 2023, Lafis projects a consumption growth of 2.8% and a generation growth of 3.1% for electricity. This scenario considers the continued growth of the free electricity market, recovery of consumption in the commercial sector, and the maintenance of the growth trend in the residential segment.

According to Lafis, the three-year period from 2024 to 2026 will be a time for the recovery of economic growth that was interrupted by the crisis caused by Covid-19. Assuming there is a restoration of confidence among economic agents, there is fertile ground for sectoral expansion. Thus, considering the scenario described above, Lafis projected an average growth of 2.4% in electricity generation and 2.5% in electricity consumption, reaching levels of 636 thousand GWh and 559 thousand GWh, respectively, by 2026.

Total Energy Generation and Consumption in Brazil - EPE (TWh)

5.5%
1.4%
4.4%
5.1%
2.8%
2.3%
2.2%
2.4%
656
502
677
509
708
532
740
559
763
575
778
588
794
601
812
615
2021
2022
2023
2024 (P)
2025 (P)
2026 (P)
2027 (P)
2028 (P)
Generation
Consumption
Δ % Gen.

Source: Ministry of Mines and Energy of Brazil (MME in Portuguese acronym) /EPE/ONS/COMEX/ANEEL. Projections: Lafis/November 2024

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2.1 Industry Overview

Generation and Comercialization

Brazil is widely recognized for its capacity to generate electricity from hydropower sources. According to the 2023 Energy Balance conducted by the Energy Research Company, hydroelectric plants such as Itaipu, Belo Monte, and São Luiz do Tapajós are responsible for approximately 62% of the total electricity production in the country. Furthermore, according to ANEEL, the installed capacity for energy generation in Brazil grew by 10,324.2 MW, surpassing the previous record of 9,527.8 MW, achieved in 2016.

In recent years, the energy trading segment has grown significantly, both in the volume of energy traded and in the number of new entrants. It is worth noting that energy generated from water is renewable and ensures supply security; however, a heavy reliance on hydropower exposes the system to vulnerabilities in energy generation during periods of low rainfall. Thus, a decrease in rainfall in some regions can lead to increased costs for generators operating hydroelectric plants.

Electricity Generation by Hydropower Source in Brazil - (GWh) – (%)

2.3%
-0.4%
-8.5%
17.7%
-0.3%
397,877
396,381
362,818
427,114
425,996
2019
2020
2021
2022
2023
Hydropower
Growth

Source: Anuário Estatístico de Energia Elétrica 2022; Balanço Energético Nacional.

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2.1 Industry Overview

Transmission

National Eletricity Transmission Market (in billions of US$) – 2021 – 2026

2028 (P)
112
2024
103
2023
100
2022
97
2020
88
2019
89
2018
86

Source: Global Market Model

Allowed Annual Revenue (in billions of BRL) – 2015 to 2024

2023-2024
46
2022-2023
40
2021-2022
32
2020-2021
31
2019-2020
26
2018-2019
24
2017-2018
24
2016-2017
14
2015-2018
12

Source: Brazilian Electricity Regulatory Agency (ANEEL in Portuguese acronym), Energy Research Office (EPE in Portuguese acronym)

National Electricity Transmission Sector

The transmission of electricity is responsible for transporting large volumes of electricity from generating units to distributors, operating lines with voltages exceeding 230 thousand volts. In Brazil, since 2010, transmission lines have expanded significantly, reaching 172,864 kilometers in 2022, which represents an average annual expansion of 5.0% per year. This service is provided by independent companies that acquire the right to install and operate substations and transmission lines through transmission auctions.

The expansion of the National Interconnected System (SIN) is planned based on the Electric Energy Transmission Expansion Program (PET), developed by the Energy Research Company (EPE), covering a five-year horizon, and the Basic Network Expansion and Reinforcement Plan (PAR), developed annually by the National Electric System Operator (ONS) for a three-year period. These plans outline the transmission lines and substations that will be built or reinforced to improve the provision of electricity transmission services by the Basic Network.

Transmission companies enter into contracts with generating agents, distributors, transmitters, and the National Electric System Operator (ONS), which is responsible for managing transmission services in Brazil, including compensating the transmission companies through the Allowed Annual Revenue (RAP).

For the 2023-2024 cycle, the RAP approved by ANEEL was approximately R$ 46 billion, with a 14.4% adjustment compared to the previous cycle. Among the reasons are the adjustment index provided for in the concession contracts; the expansion of the transmission system with the commissioning of 23 new contracts; and the associated financial effects. Additionally, the analysis includes the ONS budget and adjustments in project forecasts, resulting in an effect of 14.3% of the total to be collected. On average, the Transmission System Use Tariffs (TUST) for the period were adjusted by 12.9% for the consumption segment and 4.4% for the generation segment.

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2.1 Industry Overview

Distribution

The electricity distribution sector in Brazil is fully regulated and characterized by the need for large investments due to the size of the country and the territorial dispersion of its population. In this context, regulation is important to ensure that supply is increasingly aligned with specialized demand.

The regulatory mechanisms for the distribution companies are basically: periodic tariff reviews, calculated using the asset base provided by the distributor and the remuneration on capital; and the annual tariff adjustment, which is essentially a monetary correction of the practiced tariffs, deducted by an expected efficiency gain factor, known as Factor X.

The current model also stipulates that the purchase of electricity by distributors in the Regulated Contracting Environment (ACR) always occurs through auctions, observing the criterion of the lowest tariff and aiming to reduce the cost of electricity acquisition to be passed on to consumer tariffs.

In 2024, electricity consumption in Brazil showed growth compared to 2023 in all regions and segments, around 5.3%. Lafis considers in its economic scenario that the three-year period from 2024 to 2026 will be a time of continued recovery of economic growth interrupted by the Covid-19 crisis. Assuming there is a restoration of confidence among economic agents, there is fertile ground for sectoral expansion.

According to the Distribution Development Plan (PDD), between 2022 and 2026, R$ 138.4 billion will be invested in electricity distribution in Brazil, of which R$ 85.5 billion will be allocated for network expansion, R$ 33.1 billion for improvements, and another R$ 19.8 billion for renewal.

In this three-year period, considering the categories of electricity consumption, a generalized but modest growth is expected, with a better level of industrial, commercial, and residential activity, in line with macroeconomic indicators, particularly income, employment, interest rates, and aggregate production. However, this growth is expected to be lower than last year due to the risks of economic policies and stagnation of interest rates.

Thus, considering the scenario described above, Lafis projected an average growth of 3.1% in electricity generation and 2.8% in consumption. In this scenario, Lafis projects a growth of 5.2% in the revenue of the electricity distribution sector for the year 2025.

National Eletricity Consumption - EPE (GWh) - (Variation %)

5.40%
1.40%
4.40%
5.30%
2.80%
2.30%
2.20%
2.40%
2021
2022
2023
2024 (P)
2025 (P)
2026 (P)
2027 (P)
2028 (P)

Source: EPE, ONS e ANEEL

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3

Market Multiples Valuation

3.1 Selected valuation methodology 19

3.2 Segments of valuation analysis 20

3.3 Comparable companies 21

3.4 Criteria for selecting multiples 23

3.5 Multiples selection 24

3.6 Multiples considered for the valuation analysis 27

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3.1 Selected valuation methodology

From a valuation methodology standpoint, a corporate restructuring process such as the one in question must observe what is defined in Article 264 of the Brazilian Corporate Law (Lei das S.A.):

> *"in the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations"*

For the valuation of Eletrobras, according to its indirect business segments, the use of the market multiples valuation methodology of comparable companies was defined, with September 2024 as the reference date.

Methodology		Description
Market	Comparable Companies Multiples	The methodologies of the Market Approach measure the value of an asset or business based on how much other buyers in the market have paid for the evaluated assets or for assets or businesses that can be reasonably considered similar to those being evaluated.

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3.2 Segments of valuation analysis

Market Multiples Valuation Methodology

In the market multiples valuation, the valuation multiples were calculated based on operational data from comparable publicly traded companies ("Comparables"). The multiples derived from Comparables provide an indication of how much a market investor would be willing to pay for a minority stake in a given company. These multiples were applied to the operational data of the evaluated companies to arrive at an estimate of operational value.

For the selection of Comparables, the main operating segments of Eletrobras were taken into consideration, as following:

Ticker	Company	Main Operating Segments
BOVESPA:ELET3	Centrais Elétricas Brasileiras S.A. – Eletrobras	Electricity Generation and Transmission

For each of the segments (power generation and transmission), the selection of Comparables was conducted based on research in S&P Capital IQ using the following criteria:

1. Publicly traded companies that are listed on capital markets;
2. Brazilian companies; and
3. Primary operation in the selected segment[1].

Note:

[1] Only Comparables with a sole or predominantly major operation in the evaluated segment were considered eligible.

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3.3 Comparable companies in the Generation segment
Multiples of comparable companies

- The valuation of Eletrobras took into consideration the Company's indirect operating segments, distributed among power generation and transmission. Two groups of comparable companies were selected: a Generation Comparables group and a Transmission Comparables group.
- Only publicly traded comparable companies with an operational context similar to that of the respective evaluated company were considered for the analysis, avoiding the inclusion of companies operating in more than one sector or business segment.
- Thus, only companies with primary/exclusive operations in the power generation segment were included in the selection of Generation Comparables. After identifying the Comparables, certain operational and financial metrics of these Comparables were analyzed to select those with operational and financial characteristics similar to the evaluated companies. The final sample was defined after analyzing the selected companies and excluding any outliers.
- By applying this approach, the multiples were derived based on the financial statements of the comparable companies for the period corresponding to the 12 months prior to the reference date (Last Twelve Months, or LTM), namely from October 2023 to September 2024, which will be referred to in this report simply as sep/24 2024 or LTM sep/24.
- To eliminate the effects of different capital structures among the companies, the valuation multiples were derived on an unleveraged basis, calculated based on the enterprise value (EV) and applied to the LTM sep/24 EBITDA (EV / EBITDA).

The table below presents the multiples of the selected Comparables for the Generation segment.

Comparables Multiples | Generation – EV / EBITDA		
Ticker	**Company**	**sep/24**
BOVESPA:SRNA3	Serena Energia S.A.	9.8x
BOVESPA:AURE3	Auren Energia S.A.	9.9x
BOVESPA:AESB3	AES Brasil Energia S.A.	10.5x
BOVESPA:EGIE3	Engie Brasil Energia S.A.	8.4x
	Minimum	8.4x
	1st Quartile	9.5x
	Average	9.7x
	3rd Quartile	10.1x
	Maximum	10.5x

Source: Capital IQ/ Comparable's Audited financial statements/ EY Analysis

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3.3 Comparable companies in the Transmission segment

Multiples of comparable companies

- For the selection of Transmission Comparables, only companies with primary/exclusive operations in the power transmission segment were included. After identifying the Comparables, certain operational and financial metrics of these Comparables were analyzed to select those with operational and financial characteristics similar to the evaluated companies. The final sample was defined after analyzing the selected companies and excluding any outliers.
- By applying this approach, the multiples were derived based on the financial statements of the comparable companies for the period corresponding to the 12 months prior to the reference date (Last Twelve Months, or LTM), namely from October 2023 to September 2024, which will be referred to in this report simply as sep/24 2024 or LTM sep/24.
- To eliminate the effects of different capital structures among the companies, the valuation multiples were derived on an unleveraged basis, calculated based on the enterprise value (EV) and applied to the LTM sep/24 EBITDA (EV / EBITDA).

The table below presents the multiples of the selected Comparables for the Transmission segment.

Comparables Multiples | Transmission – EV / EBITDA		
Ticker	**Company**	**sep/24**
BOVESPA:AFLT3	Afluente Transmissão de Energia Elétrica S.A.	12.9x
BOVESPA:TAEE11	Transmissora Aliança de Energia Elétrica S.A.	9.5x
BOVESPA:BOVESPA:ISAE4	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	6.1x
	Minimum	6.1x
	1st Quartile	7.8x
	Average	9.5x
	3rd Quartile	11.2x
	Maximum	12.9x

Source: Capital IQ/ Comparable's Audited financial statements/ EY Analysis

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3.4 Criteria for selecting multiples

Operational and Financial Comparison

After identifying the comparable companies and obtaining their multiples, a comparability analysis was conducted for each of the Eletrobras' indirect operating segments, in relation to their comparables, considering the following factors:

1) Size, comparing the parameters of EBITDA and Revenue;
2) Profitability, using EBITDA Margin as the basis for analysis; and
3) Growth, comparing EBITDA growth and Revenue growth in the analysis.

The objective of this analysis was to determine how the Invested Company stands in comparison to the selected similar publicly traded companies across these 5 metrics, supporting the choice of the multiple that best reflects this relative position.

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3.5 Multiples selection

Generation

Below we present the results of the relative analysis between the evaluated companies and their Comparables, segregated by segment, for the purpose of selecting the multiple to be considered for each segment.

Generation segment

- **Size – EBITDA:** The EBITDA of the Comparables in LTM sep/24 ranged from R$ 1,386 million to R$ 6,356 million. During this period, Eletrobras' Generation segment had an EBITDA close to the maximum of the Comparables, at R$ 6,776 million.
- **Size – Revenue:** The revenue of the Comparables in LTM sep/24 ranged from R$ 3,294 million to R$ 10,635 million. During this period, the Company's Generation segment had revenue higher than the Comparabels, at R$ 22,798 million.
- **Profitability – EBITDA Margin:** The EBITDA Margin of this segment was closer to the minimum value obtained by the Comparables in LTM sep/24.
- **EBITDA Growth:** In LTM sep/24, the EBITDA growth of Eletrobras - Generation was close to the 3rd quartile presented by the Comparables.
- **Revenue Growth:** The revenue growth of Eletrobras - Generation was close to the average of the values presented by the Comparables.

		sep/24				
Evaluated / Comparable	Company (Generation)	EBITDA (R$ Million)	Revenue (R$ Million)	EBITDA Margin (%)	EBITDA Growth (% a.a.)	Revenue Growth (% a.a.)
Evaluated	**Eletrobras (Generation)**	**6,776**	**22,798**	**29.7%**	**(8.0%)**	**1.7%**
Comparable	Serena Energia S.A.	1,557	3,294	47.3%	17.0%	8.4%
Comparable	Auren Energia S.A.	1,386	6,178	22.4%	1.7%	(0.1%)
Comparable	AES Brasil Energia S.A.	1,564	3,777	41.4%	(5.3%)	10.1%
Comparable	Engie Brasil Energia S.A.	6,356	10,635	59.8%	0.3%	(1.0%)
	Minimum	1,386	3,294	22.4%	(5.3%)	(1.0%)
	1st Quartile	1,514	3,656	36.7%	(1.1%)	(0.3%)
	Average	2,715	5,971	42.7%	3.4%	4.3%
	3rd Quartile	2,762	7,292	50.4%	5.5%	8.8%
	Maximum	6,356	10,635	59.8%	17.0%	10.1%

Based on the application of the 5 criteria previously described, using the financial information from LTM sep/24 to support the selection of the multiple for comparable companies, it can be concluded that the EV/EBITDA multiple that best represents Eletrobras' Generation segment relative position compared to its Comparables is placed in the 3rd Quartile, as presented in the table below.

	Selected Multiple, by Criterion					Considered Multiple
Company Evaluated (Generation)	EBITDA	Revenue	EBITDA Margin	EBITDA Growth	Revenue Growth	Quartile
Eletrobras (Generation)	Maximum	Maximum	Minimum	Minimum	1st Quartile	**3rd Quartile**

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3.5 Multiples selection
Transmission

Transmission segment

- **Size – EBITDA:** The EBITDA of the Comparables in LTM sep/24 ranged from R$ 33 million to R$ 4,451 million. Eletrobras' Transmission segment had an EBITDA higher than the Comparables, at R$ 7,953 million.
- **Size – Revenue:** The revenue of the Comparables in LTM sep/24 ranged from R$ 53 million to R$ 7,135 million. During this period, the Transmission segment of Eletrobras had revenue higher than the Comparables, at R$ 16,489 million.
- **Profitability – EBITDA Margin:** The EBITDA margin of Eletrobras - Transmission was close to the 1st quartile of the Comparables.
- **EBITDA Growth:** In LTM sep/24, the EBITDA growth of Eletrobras - Transmission was above the value of the Comparables
- **Revenue Growth:** The revenue growth of Eletrobras - Transmission was close to the maximum of the Comparables in LTM sep/24.

As demonstrated in Eletrobras' Earnings Release as of September 2024, in the third quarter of 2024 the Company remeasured the RBSE RAP flow through a review of certain parameters considered in the Periodic Tariff Review (RTP in the Portuguese acronym), whose new estimates resulted in an impact of R$ 6.129 billion during this period, reflected in the Company's contractual asset under the item Regulatory Remeasurements – Transmission, and represented in the composition of EBITDA by operating segment. For the purposes of this analysis, given the non-recurring effect of this amount recognized in the third quarter of 2024 as a regulatory remeasurement, such value was excluded from the transmission EBITDA for the composition of the EBITDA for the 12 months ended on the reference date.

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3.5 Multiples selection
Transmission

Below is the table with the factors used as parameters for the selection of multiples:

sep/24						
Evaluated / Comparable	**Company (Transmission)**	**EBITDA (R$ Million)**	**Revenue (R$ Million)**	**EBITDA Margin (%)**	**EBITDA Growth (% a.a.)**	**Revenue Growth (% a.a.)**
Evaluated	**Eletrobras (Transmission)**	**7,953**	**16,489**	**48.2%**	**(0.4%)**	**3.4%**
Comparable	Afluente Transmissão de Energia Elétrica S.A.	33	53	61.1%	7.7%	(20.7%)
Comparable	Transmissora Aliança de Energia Elétrica S.A.	2,213	3,932	56.3%	15.1%	17.0%
Comparable	CTEEP	4,451	7,135	62.4%	27.8%	14.8%
	Minimum	33	53	56.3%	7.7%	(20.7%)
	1st Quartile	1,123	1,993	58.7%	11.4%	(2.9%)
	Average	2,232	3,707	59.9%	16.8%	3.7%
	3rd Quartile	3,332	5,533	61.8%	21.4%	15.9%
	Maximum	4,451	7,135	62.4%	27.8%	17.0%

Based on the application of the 5 criteria previously described, using the financial information from LTM sep/24 to support the selection of the multiple for the comparable companies, it can be concluded that the EV/EBITDA multiple that best represents Eletrobras' Transmission segment relative position compared to its Comparables is placed in the 3rd Quartile, as presented in the table below.

	Selected Multiple, by Criterion					Considered Multiple
Company (Transmission)	**EBITDA**	**Revenue**	**EBITDA Margin**	**EBITDA Growth**	**Revenue Growth**	**Quartile**
Eletrobras (Transmission)	Maximum	Maximum	Minimum	Minimum	Average	**3rd Quartile**

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3.6 Multiples considered for the valuation analysis

Based on the selection of multiples considering the criteria of size, profitability, and growth described earlier, we have the following multiples considered for the valuation of each of Eletrobras' indirect operating segments.

Generation Segment

The Generation segment of Eletrobras will be evaluated considering the EV/EBITDA multiple placed in the 3rd Quartile of the selected comparable companies for the Generation segment, which is 10.1x.

	Multiples EV/EBITDA - Generation sep/24					Considered Multiple	
Company Evaluated	**Minimum**	**1st Quartile**	**Average**	**3rd Quartile**	**Maximum**	**Quartile**	**Multiple**
Eletrobras (Generation)	8.4x	9.5x	9.7x	10.1x	10.5x	**3rd Quartile**	**10.1x**

Transmission Segment

The Transmission segment of Eletrobras will be evaluated considering the EV/EBITDA multiple placed in the 3rd Quartile of the selected comparable companies for the Transmission segment, which is 11.2x.

	Multiples EV/EBITDA - Transmission sep/24					Considered Multiple	
Company Evaluated	**Minimum**	**1st Quartile**	**Average**	**3rd Quartile**	**Maximum**	**Quartile**	**Value**
Eletrobras (Transmission)	6.1x	7.8x	9.5x	11.2x	12.9x	**3rd Quartile**	**11.2x**

Centrais Elétricas Brasileiras S.A. - Eletrobras | Valuation of Eletrobras as of September 30, 2024 Page 27

4

Eletrobras Generation and Transmission

4.1 Estimated value 29

4.2 Non-operational assets and liabilities 30

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Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

4.1 Estimated value

The table below presents the calculation of the operational value of Eletrobras' Generation segment. The calculation was performed by applying the selected multiple of 10.1x to the September 2024 corporate EBITDA for Generation (adjusted to exclude the equity accounting result).

Operational Value	Eletrobras (Generation)
EBITDA sep/2024 (R$ thousand)	6,776,447
Selected Multiple (EV/EBITDA)	10.1x
Operational Value - Generation (R$ thousand)	68,161,143

The table below demonstrates the calculation of the operational value of the Company's Transmission segment, calculated considering the same approach: applying the selected multiple of 11.2x to the September 2024 corporate EBITDA for Transmission.

Operational Value	Eletrobras (Transmission)
EBITDA sep/2024 (R$ thousand)	7,953,279
Selected Multiple (EV/EBITDA)	11.2x
Operational Value - Transmission (R$ thousand)	88,939,607

According to the methodology and assumptions described in this Report, the estimated value of Eletrobras as of September 30, 2024, is presented below. Considering that non-operational assets and liabilities ("NOPs"), in addition to net debt[1], are not incorporated into the operational value, such adjustments were treated separately and added/subtracted to the value of the Company.

Company Value	(R$ thousand)
Operational Value - Generation	68,161,143
Operational Value - Transmission	88,939,607
(+) Non-operational Assets	24,783,603
(-) Non-operational Liabilities	(80,510,437)
(+) Net Debt	(44,193,386)
(=) Company Value	**57,180,530**

Conclusion

Based on the analyzed information and the valuation criteria, according to the Market Multiples valuation methodology, it is concluded that the value of Eletrobras is **BRL 57,180,530 thousand** as of September 30, 2024.

[1] The adjustments for non-operational assets and liabilities (NOPs) of Eletrobras are composed of the accounts of Net Debt (Gross Debt minus the balance of cash and equivalents), added to Non-Operational Assets and subtracted from Non-Operational Liabilities as of the valuation base date. The next page contains the detailed breakdown of Eletrobras' NOPs.

Source: Capital IQ/ Eletrobras' Audited financial statements/ EY Analysis

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Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

4.2 Non-operational assets and liabilities

BS (R$ thousand) - Eletrobras	Classification	Sep/24
Current Assets		**51,898,118**
Cash and Cash Equivalents	Net Debt	29,135,799
Clients		5,402,015
Concession Assets - Short-term		10,117,829
Accounts Receivable - Short-term	NOP	360,709
Taxes and Contributions to Offset - Short-term		3,772,771
Reimbursement Rights - Short-term	NOP	736,378
Warehouse		474,816
Derivative Financial Instruments	NOP	374,984
Others	NOP	1,522,817
Non-current Assets		**227,902,077**
Reimbursement Rights - Long-term	NOP	890,464
Accounts Receivable - Long-term	NOP	3,918,775
Securities and Marketable Securities	NOP	426,135
Taxes and Contributions to Offset - Long-term	NOP	363,153
Deferred Income Tax and Social Contribution	NOP	7,532,917
Judicial Deposits	NOP	6,068,170
Concession Assets - Long-term		55,917,085
Other Accounts Receivable - Long-term	NOP	2,589,101
Investments		32,243,615
Fixed Assets		39,395,061
Intangible		78,557,601
Total Assets		**279,800,195**

NOPs Eletrobras	Sep/24
(+) Non-operational Assets	24,783,603
(-) Non-operational Liabilities	(80,510,437)
(+/-) Net Debt	(44,193,386)
Adjustment of Non-operational Assets and Liabilities	**(99,920,220)**

BS (R$ thousand) - Eletrobras	Classification	Sep/24
Current Liabilities		**26,759,974**
Loans and Financing - Short-term	Net Debt	15,200,307
Suppliers		2,000,911
Advances		-
Taxes, Contributions, and Charges Payable - Short-term		1,448,710
Deferred Income Tax and Social Contribution - Passivo Short-term		58,750
Employee Obligations		1,065,249
Lease - Short-term	Net Debt	-
Derivative Financial Instrument - Short-term	Net Debt	683,365
Other - Short-term Liabilities	NOP	6,302,682
Non-current Liabilities		**131,653,268**
Loans and Financing - Long-term	Net Debt	57,265,405
Accounts Payable	NOP	44,086,458
Provisions	NOP	21,552,344
Lease - Long-term	Net Debt	565,628
Derivative Financial Instruments - Long-term	Net Debt	180,108
Taxes, Contributions, and Charges Payable - Long-term	NOP	1,394,539
Deferred Income Tax and Social Contribution - Passivo Long-term	NOP	4,622,777
Other - Long-term Liabilities	NOP	1,986,009
Equity		**121,386,953**
Share Capital		69,991,640
Share Issuance Costs		-
Capital Reserves		13,902,041
Treasury Shares		(2,176,507)
Profit Reserve		37,536,594
Other Comprehensive Income		(7,121,961)
Total Liabilities and Equity		**279,800,195**

Source: EY and Eletrobras' Audited Financial Statements

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5

Value Conclusion

5.1 Value conclusion 32

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Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

5.1 Value Conclusion

Company	Valuation Methodology	Fair Value (R$ thousand)
Eletrobras		**57,180,530**
NOPs Eletrobras[1]	-	-99,920,220
Segment - Generation	Multiples	68,161,143
Segment - Transmission	Multiples	88,939,607

[1] The adjustments of non-operational assets and liabilities (NOPs) of Eletrobras' are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance), added to Non-operational Assets and subtracted from Non-operational Liabilities on the base date. Section 4 demonstrates the breakdown of Eletrobras' NOPs.

Source: Capital IQ and Management

The value of Eletrobras is obtained by summing the balance of the Company's non-operational assets and liabilities and the value estimates obtained for each of its indirect operating segments, as described throughout this Report. This value estimate does not consider possible contingencies, insufficiencies, or a supervening assets or liabilities that are not recorded in the Company's equity, positions as provided by Management. Therefore, the results presented do not consider their effect, if any.

Counclusion

Based on the information analyzed and the assumptions and limitations described in this Report, our valuation resulted in an estimated value of **BRL 57,180,530 thousand** for Eletrobras' equity as of September 30, 2024.

Page 32

6

Governing items

6.1 Statement of limiting conditions 34

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6.1 Statement of limiting conditions

Our analysis is based on information provided by Eletrobras' management. According to professional practices, the analysis is derived from the application of the Market Approach using the Market Multiples methodology.

To achieve the objective of the valuation scope of work, procedures were applied based on historical, economic, and market facts prevailing in September 30, 2024. The values presented herein are a result from the analysis of historical data (financial and managerial) and the quotes of the Company's preferred and common shares on the stock exchange.

The considerations contained herein were analyzed by EY professionals and prepared based on data and facts provided by Management, as well as external sources when indicated.

None of the EY partners or professionals who have been part of the team responsible for this engagement holds financial interest in Parent Company and/or Subsidiary, thus confirming their independence. The estimated fees for carrying out this report are not based on, nor are they related to the values herein reported.

This study was conducted based on information provided by Management, which were considered true, since it is not part of the scope of this project any type of audit procedure. Because no audit procedures were performed, EY can assume no liability regarding the historical and projected information used in this Report.

Part of our work involved obtaining information from Eletrobras that we deemed reliable, with the responsibility for its accuracy resting solely with Eletrobras' management.

No investigation was made on the legal ownership of the evaluated Company, nor were checked the existence of liens or encumbrances performed.

EY is not responsible for updating this Report to reflect events and circumstances that could occur after the valuation date.

Our work does not include any audit, due diligence, and/or tax advisory processes, and therefore, we did not consider any contingencies not recorded by the Company as of the base date in this valuation.

No control premium was considered in the valuation. Therefore, it was assumed that the value estimate of Eletrobras represents 100% of its shares.

We have not had the opportunity to expose the business or assets of the Company, individually or jointly, to the market. As a result, we could not conclude whether there are potential buyers willing to pay an amount that exceeds the value achieved in our estimate.

This report, the estimates/expectations, and the conclusions presented are for the exclusive use of Eletrobras' Management and shareholders, within the scope of the deliberation of the Merger operation. Therefore, this document cannot be distributed to other parties, except if required by local and tax authorities, auditors, and lawyers of the parties, or under the following conditions:

- EY should be notified about any distribution of this document, which, in turn, should be previously approved;
- The recipients of this document must commit, in writing, to not distribute this report to any other parties;
- This document must not be distributed in parts;
- Any user of this document must be aware of the conditions that guided this work, as well as market and economic conditions in Brazil; and
- If necessary, EY may answer the recipients' questions regarding this Report, at Eletrobras' expense, only if the scope of such questions and answers is previously agreed upon with the recipients.

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Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

6.1 Statement of limiting conditions

This report was prepared for the purpose described in our contract and should not be used for any other purpose. EY will not assume any responsibility for any third party or if the report is used outside the mentioned purpose.

Certain financial data used in our valuation were derived from audited and/or unaudited financial statements and are the responsibility of Eletrobras' management. The financial statements may include disclosures required by generally accepted accounting principles. We did not independently verify the accuracy or completeness of the data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness.

We do not assume any responsibility for any business, accounting, or tax decisions, which are the responsibility of Eletrobras' management. We understand that Eletrobras' management assumes responsibility for any accounting or tax issues related to the assets we analyzed, for the eventual completion of a transaction, and for the final use of our report.

Our valuation is done based on elements that are reasonably expected, therefore, does not take into account possible extraordinary and unforeseeable events (new regulation for the Company, changes in tax laws, natural disasters, political and social events, nationalizations etc.).

Our work was based on the best available information and estimates. However, as with any projection, it involves risk and uncertainties, and actual results may show a difference when compared to the projections made.

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7

Appendix

7.1 Valuation methodologies 37

7.2 Macroeconomic analysis 38

7.3 Comparable companies 39

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7.1 Valuation methodologies

In the valuation of the equity or enterprise value of a company, three different approaches may be employed to estimate the value of the interests: the Income Approach, the Market Approach and the Cost Approach. While each of these approaches is initially considered in the valuation, the nature and characteristics of the Company will indicate which approach, or approaches, are most applicable.

Income Approach

The Income Approach focuses on the income-producing capability of the subject business. One methodology in the Income Approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the subject company. In applying this approach, the cash flow available for distribution is calculated for a finite period of years.

Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing the future profitability or operations of the company. The cash flow available for distribution and the terminal value (the value of the subject company at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise for each company. For purposes of this analysis, cash flows to all investors are estimated, therefore interest-bearing debt and interest expense have not been considered in the derivation of projected annual cash flows.

Market Approach

The Market Approach is typically composed of the Guideline Public Company Method and the Guideline Transactions Method. The Guideline Public Company Method focuses on comparing the subject company to select reasonably similar (or guideline) publicly traded companies. Under this method, valuation multiples are:

- Derived from the operating data of selected GPCs.
- Evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected GPCs.
- Applied to the operating data of the subject company to arrive at an indication of value.

In the Guideline Transactions Method, consideration is given to prices paid in recent transactions that have occurred in the subject company's industry or in related industries.

Cost Approach

The Adjusted Net Assets Method represents one methodology employed in the Cost Approach to value a company. In this method, a valuation analysis is performed for a company's identified fixed, financial and other assets. The derived aggregate value of these assets is then "netted" against the estimated value of all existing and potential liabilities, resulting in an indication of the value of the shareholders' equity. An ongoing business enterprise is typically worth more than the value of its underlying assets due to several factors:

- The assets valued independently may not reflect economic value related to the prospective cash flows they could generate.
- This approach may not fully reflect the synergy of the assets but rather their independent values.
- Intangible assets inherent in the business, such as reputation, superior management, proprietary procedures or systems, or superior growth opportunities are difficult to measure independent of the cash flow they generate.

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7.2 Macroeconomic analysis

Annual GDP (%)

4.6%
3.0%
2.9%
3.0%
1.9%
2.0%
2.0%
2.0%
2021
2022
2023
2024
2025
2026
2027
2028

Source: IBGE and Central Bank of Brazil (BACEN)

Annual Inflation (%)

17.4%
10.0%
5.6%
5.5%
4.5%
3.9%
4.1%
4.0%
3.8%
3.8%
-3.4%
4.4%
4.0%
3.7%
3.6%
3.6%
2021
2022
2023
2024
2025
2026
2027
2028
IPCA
IGP-M

Source: IBGE and Central Bank of Brazil (BACEN)

Annual Selic (%)

9.3%
13.8%
11.8%
11.8%
10.8%
9.5%
9.0%
9.0%
2021
2022
2023
2024
2025
2026
2027
2028

Source: IBGE and Central Bank of Brazil (BACEN)

Macroeconomic Analysis

When conducting the economic-financial evaluation of a business or its assets, it is important to understand the main economic trends of the country in which it operates. Considering that the companies are embedded in the Brazilian market, the main macroeconomic information is presented below. The analysis refers to the base date, according to information released by the Central Bank of Brazil (BACEN), Focus Bulletin, Getúlio Vargas Foundation (FGV), Oxford Economics, and JP Morgan.

Economic Activity

The Gross Domestic Product (GDP) ended the year 2023 at 2.9%. According to BACEN's expectations, by September 30, 2024, an average GDP growth of 3.0% is expected in 2024 and 1.9% in 2025.

Inflation

The official inflation index, IPCA (Broad Consumer Price Index), was 4.5% in 2023. According to market expectations presented by BACEN until September 30, 2024, the variation of the IPCA inflation index is expected to reach 4.1% in 2024 and 4.0% in 2025. The General Market Price Index (IGP-M), calculated by FGV, closed the year 2023 at -3.4%. Analysts' expectations from the Focus Bulletin indicate that this index will be 3.8% in 2024 and 4.1% in 2025.

Monetary Policy

Considering the baseline scenario, the risk balance, and the broad set of available information, the Monetary Policy Committee (Copom) unanimously decided to raise the basic interest rate by 0.25 percentage points, to 10.75% per annum, in a meeting held on September 18, 2024. The Committee understands that this decision is consistent with the strategy of converging inflation to the target over the relevant horizon, which includes the calendar year 2025.

The exchange rate closed the month of September 2024 at 5.44 BRL/USD. Market expectations point to average rates of 5.39 BRL/USD for 2024 and 5.27 BRL/USD for 2025.

Country Risk

The index reflects the daily performance difference between U.S. debt securities and those of emerging countries, serving as an indicator of the financial health of the country in question. The index ended September 2024 at 249 basis points, indicating a difference of 2.49 percentage points between the performance of Brazilian securities and U.S. securities. The average over the last 6 months was 2.49 percentage points. Source: EMBI+, calculated by JP Morgan.

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Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

7.3 Comparable companies

Generation

Company	Description
AES Brasil Energia S.A.	AES Brasil Energia S.A., along with its subsidiaries, operates in the renewable energy generation business in Brazil. It generates electricity through hydroelectric, wind, and solar sources. Its asset portfolio has a total installed capacity of 4.5 GW, including 2,658.4 megawatts of hydro, 1,532.8 megawatts of wind, and 295.1 megawatts of solar. The company is headquartered in São Paulo, Brazil.
Auren Energia S.A.	Auren Energia S.A. engages in the planning, construction, installation, operation, and maintenance of renewable energy generation assets in Brazil. It operates wind, solar, and hydroelectric power generation systems with a total installed capacity of 3.3 gigawatts. The company was formerly known as VTRM Energia Participações S.A. and changed its name to Auren Energia S.A. on March 23, 2022. Auren Energia S.A. is headquartered in São Paulo, Brazil.
Engie Brasil Energia S.A.	Engie Brasil Energia S.A., together with its subsidiaries, generates and sells electricity in Brazil. The company operates 68 plants, including 11 hydroelectric plants, 4 thermal power plants, 49 wind farms, 3 biomass plants, 2 photovoltaic solar plants, 1 conventional thermal power plant, and 2 small hydroelectric plants across 21 states in Brazil. As of December 31, 2021, it had an installed capacity of 8,218.7 megawatts. The company also transports natural gas through 4,500 km of pipelines in the Southeast, Northeast, and North regions of Brazil. Additionally, it is involved in the manufacturing, wholesale, retail sale, operation, and maintenance of solar panels. The company was formerly known as Tractebel Energia S.A. and changed its name to Engie Brasil Energia S.A. in July 2016. The company was founded in 2005 and is headquartered in Florianópolis, Brazil. Engie Brasil Energia S.A. operates as a subsidiary of ENGIE Brasil Participações Ltda.
Serena Energia S.A.	Serena Energia S.A. generates and sells renewable energy. It generates electricity through wind, hydro, and solar sources. The company was formerly known as Omega Energia S.A. and changed its name to Serena Energia S.A. in December 2023. Serena Energia S.A. was founded in 2008 and is headquartered in São Paulo, Brazil.

Source: Capital IQ

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Executive Summary | Market Analysis | Market Multiples Valuation | Eletrobras Generation and Transmission | Value Conclusion | Governing items | Appendix

7.3 Comparable companies
Transmission

Company	Description
Transmissora Aliança de Energia Elétrica S.A.	Transmissora Aliança de Energia Elétrica S.A. implements, operates, and maintains electricity transmission assets in Brazil. It operates 14,014 km of transmission lines, which include 11,685 km of transmission lines in operation and 2,329 km of lines under construction, as well as 100 substations with voltages ranging from 230 to 525kV. The company was founded in 2000 and is headquartered in Rio de Janeiro, Brazil.
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A. operates in the electricity transmission sector in Brazil. As of December 31, 2021, it had a total installed transformation capacity of 71.7 thousand MVA along with 19 thousand kilometers of transmission lines, 26.1 thousand kilometers of circuits, and 131 substations. It operates in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Minas Gerais, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Maranhão, Piauí, Paraíba, Pernambuco, Alagoas, Espírito Santo, and Bahia. The company was founded in 1999 and is headquartered in São Paulo, Brazil.
Afluente Transmissão de Energia Elétrica S.A.	Afluente Transmissão de Energia Elétrica S.A. operates transmission lines and substations in Bahia, Brazil. It operates the Tomba, Funil, Brumado II, Itagibai, Ford, Palo, and Camacari substations in the state of Bahia with an installed capacity of 600 MVA and 489.1 kilometers of transmission lines. The company was founded in 2008 and is headquartered in Rio de Janeiro, Brazil. Afluente Transmissão de Energia Elétrica S.A. is a subsidiary of Neoenergia S.A.

Source: Capital IQ

Page 40

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Eletrobras Participações S.A. - Eletropar

Valuation of Eletropar as of September 30, 2024

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Eletrobras Participações S.A. - Eletropar **March 18th, 2025**

As per your request, Ernst & Young Assessoria Empresarial Ltda. ("EY") is pleased to present the following valuation report ("Report") of Eletrobras Participações S.A. ("Eletropar", "Company" or "Subsidiary"), a subsidiary of Centrais Elétricas Brasileiras S.A. ("Eletrobras" or "Parent Company"), as of September 30, 2024 ("base date").

We understand that this Report will be used to comply with the requirements of Article 264 of Law 6.404/1976 ("Brazilian Corporate Law") within the scope of the corporate restructuring process involving the Parent Company and the Subsidiary. It should be noted that the results presented herein will not be used to define the exchange ratios between the shares of Eletrobras and Eletropar, which will be presented and justified in the Operation Protocol. It is important to mention that this Report has the sole purpose of compliance with Brazilian Corporate Law and should not be relied on for any other purpose. This English Report is a free translation of the Portuguese Report.

This Report includes the objective, scope, procedures, and methodologies used, as well as the market and operational assumptions that were considered in the calculation of the estimate of the Subsidiary's fair value.

We emphasize that our work should not be considered as a fairness opinion, or as advice or recommendation to carry out any transaction, or regarding the conditions under which any potential transaction may occur, nor should it be used for financing or fundraising, or for any other purpose, except as previously described. The final decision on any transaction and on the conditions of an eventual restructuring of the Company is the responsibility of Eletropar's management ("Management").

It is important to highlight that we did not independently investigate, nor was any audit process applied to the information provided by Management. As mentioned in our contract, our analysis is subject to the general limitations described in this Report. We assume that Management has consistently analyzed the factors that may impact the projections and analyses presented, and has not omitted any relevant information that could significantly impact the results of our work.

Eletrobras Participações S.A. - Eletropar | Valuation of Eletropar as of September 30, 2024 Page 2

Confidential

Eletrobras Participações S.A.
Rua São Bento, nº 01, 09º andar
Sala 902 - Centro, CEP. 20.080-003
Rio de Janeiro/RJ

Ernst & Young Assessoria Empresarial Ltda.
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Torre Norte - 10º andar
04543-011 – São Paulo – SP
Telefone: +55 11 2573-3000
www.ey.com.br

Eletrobras Participações S.A. - Eletropar **March 18th, 2025**

Since the value of an asset can vary over time, any estimate of value refers to a specific valuation date. Our estimate of value is based solely on the information known at the Valuation Date. On December 20, 2023, the National Congress enacted a Constitutional Amendment (EM 132) addressing the reform of Brazilian tax system ("Tax Reform"). The Amendment establishes changes in the so-called indirect taxes (ICMS, ISS, IPI, PIS and Cofins), with the main effect of replacing them with a single tax, which will occur gradually between 2026 and 2033. The National Congress is expected to approve, in the coming years, complementary laws to regulate the changes brought about by the amendment. In this context, our assessment, except when specifically mentioned, did not consider any modification that may be instituted by the Tax Reform, either by direct effects on the Company's taxation, or indirect effects, such as on the pricing of products and services, and on estimated demand. Therefore, the results presented in this Report, especially in this respect, may differ from the actual results, and such divergences may be significant. Any references made to the impact of the Tax Reform in the Report should not be considered as a complete comment or as an accurate assessment of the potential impact of the Reform on the Company.

We appreciate the opportunity to collaborate with Eletropar's Management and are available for any questions or additional information needed.

Rafael Max
Sócio – Corporate Finance

Thiago Ávila
Gerente Sênior – Corporate Finance

Eletrobras Participações S.A. - Eletropar | Valuation of Eletropar as of September 30, 2024 Page 3

Table of contents

1	Executive Sumary	5
	1.1 Context	6
	1.2 Methodology of valuation	8
	1.3 Value conclusion	10
2	Market Analysis	11
	2.1 Industry overview	12
3	Market Multiples Valuation	17
	3.1 Selected valuation methodology	18
	3.2 Segments of Invested Companies	19
	3.3 Comparable companies	20
	3.4 Criteria for selecting multiples	23
	3.5 Multiples selection	24
	3.6 Multiples considered for the valuation analysis	28
4	Eletropar – Generation, Transmission and Telecommunictions	29
	4.1 Estimated value	30
	4.2 Non-operational assets and liabilities - Eletropar	31
5	Value conclusion	32
	5.1 Value conclusion	33
6	Governing items	34
	6.1 Statement of limiting conditions	35
7	Appendix	37
	7.1 Valuation methodologies	38
	7.2 Macroeconomic analysis	39
	7.3 Comparable companies	40
	7.4 Invested Companies - Transmission	44
	7.4 Invested Companies - Generation	50
	7.4 Invested Companies - Telecommunications	53

Eletrobras Participações S.A. - Eletropar | Valuation of Eletropar as of September 30, 2024 Page 4

Executive Sumary

1.1 Context 6

1.2 Methodology of valuation 8

1.3 Value conclusion 10

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

1.1 Context

Corporate Restructuring

As part of the restructuring process of Eletrobras after privatization, the Parent Company's management plans to merge its subsidiary Eletropar, with the Parent Company assuming all rights and obligations.

According to Article 264 of the Brazilian Corporate Law, "in the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."

For the purposes of this Report, the valuation was considered using the methodology of comparable companies multiples for Eletropar, according to its indirect operating segments, which are power generation, transmission and telecommunications, in order to represent its Invested Companies as following: EMAE, CTEEP, TAESA, and Eletronet.

Pre-restructuring corporate structure

Eletrobras
Minority
83.71%
16.29%
Eletropar
49.00%
Eletronet
0.73%
CTEEP
1.42%
EMAE
0.19%
TAESA

With this corporate restructuring, the Parent Company will merge all the Assets and Liabilities of the Subsidiary into its portfolio. Therefore, all the Subsidiary's Invested Companies will become part of the Parent Company's portfolio through direct shareholding, rather than indirect shareholding.

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

1.1 Context

The Company

Eletrobras Participações S.A., created by Law No. 9,163, of December 15, 1995, under the corporate name Light Participações S.A. – Lightpar, is a publicly traded corporation controlled by Eletrobras.

Its corporate purpose is to hold equity interests in companies in the electric sector and other companies. Thus, it holds equity interests in the electric utility companies EMAE, CTEEP, and TAESA, as well as Eletronet, which provides telecommunications-related services.

In 2023, the Company reported a net profit of R$ 19.1 million, which represents a 29.5% decrease compared to the previous year. However, in the accumulated results of the 3rd quarter of 2024, the Company reported a net profit of R$ 19.5 million, compared to a result of R$ 14.6 million in the same period of 2023, an increase of 33.2%.

Objective

The objective of this work is to present the valuation of Eletropar, according to its indirect operating segments, as of the base date of September 30, 2024, aiming to support the management of both Subsidiary and Parent company, as well as the shareholders, in the context of the corporate restructuring process that will involve the incorporation of Eletropar by Eletrobras, resulting in the extinction of Eletropar.

Scope of Work

- Discussion with Eletropar executives and employees;
- Obtaining and analyzing historical financial information of the Company and the Invested Companies, grouped according to their respective operating segments;
- Analysis of the market in which Eletropar and its Invested Companies operate;
- Analysis of comparable companies to obtain operational parameters and market valuation multiples;
- Use of the Market Multiples methodology for the valuation of the Invested Companies. The following page presents details on the methodology used;
- Estimation of the Fair Value of the Company, considering the Sum of the Parts criteria, based on the sectors of operation of Eletropar through its Invested Companies; and
- Preparation of the report containing the description of the methodologies used, assumptions adopted, and value estimates.

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

1.2 Methodology of valuation

Selected valuation methodologies

In the valuation of a company, three different approaches can be applied: Income Approach, Market Approach, and Cost Approach. Each of these approaches can be considered as a valuation methodology, but the nature and characteristics of the company will indicate which approach or approaches are most applicable.

In the context of the corporate restructuring process in question, which must observe what is defined in Article 264 from the perspective of valuation methodology, "in the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."

To apply the methodology of net equity valuation at market prices, it is necessary to estimate the market value of all the assets and liabilities of the evaluated company, including its fixed and intangible assets. In this case, to apply this methodology to the valuation of Eletrobras and Eletropar, it would be necessary to survey and inspect the entire portfolio of fixed assets of the Companies. Due to the high complexity of physically evaluating a portfolio of this magnitude, in addition to the challenges related to the low or even non-existent access to the management of certain companies in the portfolio, we consider that it would not be feasible to apply this methodology from an operational standpoint.

Alternatively, since Eletropar does not have access to the management of the Invested Companies that make up its portfolio to obtain long-term projections and/or business plans of these companies, the application of the Discounted Cash Flow methodology for the valuation of the Invested Companies is compromised. Therefore, due to such limitations, it was understood that the Income Approach could not be applied to determine the value of Eletropar.

In this sense, considering that the alternative methodology needs to be applicable to both companies evaluated in the context of the corporate restructuring process, and that an alternative valuation methodology can be selected, still considering what is stated in Article 264, "or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations," EY proposed the adoption of another valuation methodology, which is the Market Approach. It is worth mentioning that Eletrobras asked to the CVM an approval for the adoption of an alternative valuation methodology in compliance with article 264, i.e., the market multiples method, which was authorized at the CVM Meeting No. 29, held on August 27, 2024.

The Market Approach, in turn, can be carried out using two main methodologies: Comparable Company Multiples and/or Comparable Transactions, and Market Capitalization (Market Cap).

The Market Cap methodology, by definition and considering Fair Value as the standard of value that guides the valuation of a given asset or business, tends to represent a more adequate value measurement compared to multiples, as it reflects the value that market participants have been paying for an asset (the Company) in non-forced transactions (in the stock market).

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1.2 Methodology of valuation

Selected valuation methodologies (cont.)

However, for such methodology to be accepted and valid, it is necessary that the company in question is traded in the capital market and meets certain parameters and criteria that can eliminate effects that may cause distortions in the market capitalization value of this asset (for example, low liquidity, a reduced number of shares subject to free trading, among others).

Aiming to meet the valuation criteria defined in Article 264, which establish that the valuation must be carried out according to "the same criteria and on the same date, at market prices," the valuation methodology by comparable companies multiples was applied. In this methodology, the company to be evaluated is compared with similar publicly traded companies ("Comparables"). The valuation multiples are calculated based on the operational data of the Comparables and provide an indication of how much a market investor would be willing to pay for a minority stake in a given company.

For the application of the valuation methodologies, the standard of value adopted was Fair Value. Fair Value is defined by CPC 46 as the "price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Methodology		Description
Income	Discounted Cash Flow	It measures the value of an asset or business through the present value of the net economic benefit (cash receipts minus cash expenses) to be received over its useful life. In other words, the cash flow available for distribution is calculated over a period of years and is discounted to present value to derive an indication of the company's value.
Market	Comparable Company Multiples	The Multiples methodologies measure the value of an asset or business based on the comparison between operational performance metrics and the quoted value, in the case of publicly traded companies, or the value paid in recent private transactions, of comparable companies or companies operating in the same sector as the analyzed company.
	Market Cap	The market capitalization value of a publicly traded company (calculated by multiplying the total number of outstanding shares by the current price of each share), provided there is sufficient volume and liquidity in the shares, directly represents the daily pricing of this company by investors.

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

1.3 Value conclusion

Company	Valuation Methodology	Fair Value (R$ thousand)
Eletropar		**156,518**
NOPs Eletropar[1]	-	67,247
Segment - Generation	Multiples	22,238
Segment - Transmission	Multiples	117,617
Segment - Telecommunication	Multiples	-50,584

[1] The adjustments of non-operational assets and liabilities (NOPs) of Eletropar are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance; in this case, there is no gross debt on the base date), added to Non-operational Assets and subtracted from Non-operational Liabilities on the base date of the valuation. Section 4 demonstrates the breakdown of Eletropar's NOPs.

Source: Capital IQ and Management

The value of Eletropar is obtained by summing the balance of the Company's non-operational assets and liabilities and the value estimates obtained for each of its indirect operating segments, as described throughout this Report. This value estimate does not consider possible contingencies, insufficiencies, or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Therefore, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed and the assumptions and limitations described in this Report, our valuation resulted in an estimated value of **BRL 156,518 thousand** for Eletropar's equity as of the base date of September 30, 2024.

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2

Market Analysis

2.1 Industry overview 12

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

2.1 Industry Overview

The Global Energy Market

The global electricity sector has undergone a considerable change in its composition, a trend that is expected to continue in the medium and long term. Global energy demand grew by an average of 1.3% per year between 2019 and 2023, driven mainly by emerging economies. Natural gas, in particular, is on the rise, especially in Asia, influenced by the decrease in gas exports from Russia to Europe.

Although nuclear and hydropower generation has maintained substantial representation in the global energy matrix, electricity is becoming the main source of energy, with growing demand that could reach 90% by 2050 in the "Net Zero" scenario. Currently, the global energy system still heavily relies on fossil fuels but is undergoing a significant transition towards renewable energy sources. Renewable energy, including wind and solar, bioenergy, and geothermal, is projected to more than double by 2050. In some scenarios, renewables could account for more than a quarter to over half of all primary energy. Demand for oil is decreasing, mainly due to reduced oil use for transportation, while demand for natural gas may increase or decrease depending on the pace of decarbonization.

According to the IEA (International Energy Agency), in 2023, 14 million electric vehicles were sold, highlighting the continuity of the technological transition, although the infrastructure still needs to adapt to this growing demand.

Source: BP Statistical Review of World Energy, 2024 edition.

Brazilian Energy Market

The Energy Sector in Brazil is composed of different industries and types of power plants, depending on the type of energy resource used for generation. Most of the energy generation is concentrated in hydropower sources due to Brazil's geoclimatic characteristics, its territorial extension, watersheds, and varying rainfall patterns in each region. The hydropower matrix represented 60.2% of electricity generation in the country in 2023. Among the other 39.8%, four main sources of electricity stand out: wind (13.5%), biomass (7.6%), solar (7.2%), and natural gas (5.4%), which are responsible for almost all of the remaining total. Between 2022 and 2023, there was a notable decrease in thermal generation from natural gas and petroleum derivatives, due to the stability of the hydrological regime and the increase in solar and wind generation.

Such an important and strategic sector for the Brazilian economy is regulated by government agencies responsible for energy policy and centralized operation. The roles of the National Electric Energy Agency (ANEEL), the National Electric System Operator (ONS), and the Electric Energy Trading Chamber (CCEE) are highlighted in this performance. In Brazil, the energy sector consists of companies involved in the generation, transmission, and distribution of energy, as well as energy traders who mediate contracts for the purchase and sale of electricity.

The Brazilian energy sector is composed of significant companies with both national and foreign capital that are of great relevance. In recent years, there has been an expansion of electricity generation in Brazil, with greater diversification of generating sources, particularly with an increase in the share of wind and solar generation. Hydroelectric and thermal power plants remain the main sources of energy in the country, and the largest companies in the sector (according to installed capacity) are: Eletrobras, Engie, Itaipu, Petrobras, CGT, Copel, Cemig, CPFL, Enel, and AES.

Source: Statistical Yearbook of Electric Energy 2024; Brazilian Energy Balance (BEN in Portuguese acronym)

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

2.1 Industry Overview

Generation

In Brazil, most of the energy generation is concentrated in hydropower sources, due to the geoclimatic characteristics of the country, its territorial extension, watersheds, and varying rainfall patterns in each region. Water is the most important energy resource, representing a significant source of renewable energy in Brazil, considering the country's great hydropower potential. Hydroelectric energy is the generation of electricity through the utilization of the hydraulic potential of a river. The energy efficiency of hydroelectric plants is quite high, around 95.0%. Important watersheds utilized by the energy sector in the country include those of the São Francisco and Paraná rivers. The Northern region is also notable for its great potential for electricity generation through hydroelectric plants.

Energy consumption is directly related to the performance of economic activity. Between the period from 2007 to 2024, the average annual growth rate was 3.3%, increasing consumption from 377,030 GWh to 559,000 GWh, a total expansion of approximately 39.7%. It is worth noting that this period was marked by the subprime crisis and the recession of the domestic market, which reduced energy consumption and the average annual rate during this time. The main energy-demanding segments in Brazil in September 2024 are, in order of relevance, the industrial segment (35.3%), followed by residential (31.4%), commercial (18.4%), and others (14.9%).

According to the Energy Planning Company (EPE), electricity generation in 2023 totaled 708 thousand GWh, which represented a growth of 4.4% compared to the same period the previous year, mainly due to the strong growth in solar and wind energy generation.

From January to November 2024, electricity generation in the National Integrated System (SIN) totaled 739.5 thousand MWm (including hydropower, thermal, wind, and solar energy), representing an expansion of 4.4% compared to the same period in 2023.

For 2023, Lafis projects a consumption growth of 2.8% and a generation growth of 3.1% for electricity. This scenario considers the continued growth of the free electricity market, recovery of consumption in the commercial sector, and the maintenance of the growth trend in the residential segment.

According to Lafis, the three-year period from 2024 to 2026 will be a time for the recovery of economic growth that was interrupted by the crisis caused by Covid-19. Assuming there is a restoration of confidence among economic agents, there is fertile ground for sectoral expansion. Thus, considering the scenario described above, Lafis projected an average growth of 2.4% in electricity generation and 2.5% in electricity consumption, reaching levels of 636 thousand GWh and 559 thousand GWh, respectively, by 2026.

Total Energy Generation and Consumption in Brazil - EPE (TWh)

5.5%
1.4%
4.4%
5.1%
2.8%
2.3%
2.2%
2.4%
656
502
677
509
708
532
740
559
763
575
778
588
794
601
812
615
2021
2022
2023
2024 (P)
2025 (P)
2026 (P)
2027 (P)
2028 (P)
Generation
Consumption
Δ % Gen.

Source: Ministry of Mines and Energy of Brazil (MME in Portuguese acronym) /EPE/ONS/COMEX/ANEEL.
Projections: Lafis/November 2024

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

2.1 Industry Overview

Generation and Comercialization

Brazil is widely recognized for its capacity to generate electricity from hydropower sources. According to the 2023 Energy Balance conducted by the Energy Research Company, hydroelectric plants such as Itaipu, Belo Monte, and São Luiz do Tapajós are responsible for approximately 62% of the total electricity production in the country. Furthermore, according to ANEEL, the installed capacity for energy generation in Brazil grew by 10,324.2 MW, surpassing the previous record of 9,527.8 MW, achieved in 2016.

In recent years, the energy trading segment has grown significantly, both in the volume of energy traded and in the number of new entrants. It is worth noting that energy generated from water is renewable and ensures supply security; however, a heavy reliance on hydropower exposes the system to vulnerabilities in energy generation during periods of low rainfall. Thus, a decrease in rainfall in some regions can lead to increased costs for generators operating hydroelectric plants.

Electricity Generation by Hydropower Source in Brazil - (GWh) – (%)

2.3%
-0.4%
-8.5%
17.7%
-0.3%
397,877
396,381
362,818
427,114
425,996
2019
2020
2021
2022
2023
Hydropower
Growth

Source: Anuário Estatístico de Energia Elétrica 2022; Balanço Energético Nacional.

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

2.1 Industry Overview

Transmission

National Eletricity Transmission Market (in billions of US$) – 2021 – 2026

2028 (P) 112
2024 103
2023 100
2022 97
2020 88
2019 89
2018 86

Source: Global Market Model

Allowed Annual Revenue (in billions of BRL) – 2015 to 2024

2023-2024 46
2022-2023 40
2021-2022 32
2020-2021 31
2019-2020 26
2018-2019 24
2017-2018 24
2016-2017 14
2015-2018 12

Source: Brazilian Electricity Regulatory Agency (ANEEL in Portuguese acronym), Energy Research Office (EPE in Portuguese acronym)

National Electricity Transmission Sector

The transmission of electricity is responsible for transporting large volumes of electricity from generating units to distributors, operating lines with voltages exceeding 230 thousand volts. In Brazil, since 2010, transmission lines have expanded significantly, reaching 172,864 kilometers in 2022, which represents an average annual expansion of 5.0% per year. This service is provided by independent companies that acquire the right to install and operate substations and transmission lines through transmission auctions.

The expansion of the National Interconnected System (SIN) is planned based on the Electric Energy Transmission Expansion Program (PET), developed by the Energy Research Company (EPE), covering a five-year horizon, and the Basic Network Expansion and Reinforcement Plan (PAR), developed annually by the National Electric System Operator (ONS) for a three-year period. These plans outline the transmission lines and substations that will be built or reinforced to improve the provision of electricity transmission services by the Basic Network.

Transmission companies enter into contracts with generating agents, distributors, transmitters, and the National Electric System Operator (ONS), which is responsible for managing transmission services in Brazil, including compensating the transmission companies through the Allowed Annual Revenue (RAP).

For the 2023-2024 cycle, the RAP approved by ANEEL was approximately R$ 46 billion, with a 14.4% adjustment compared to the previous cycle. Among the reasons are the adjustment index provided for in the concession contracts; the expansion of the transmission system with the commissioning of 23 new contracts; and the associated financial effects. Additionally, the analysis includes the ONS budget and adjustments in project forecasts, resulting in an effect of 14.3% of the total to be collected. On average, the Transmission System Use Tariffs (TUST) for the period were adjusted by 12.9% for the consumption segment and 4.4% for the generation segment.

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2.1 Industry Overview

Distribution

The electricity distribution sector in Brazil is fully regulated and characterized by the need for large investments due to the size of the country and the territorial dispersion of its population. In this context, regulation is important to ensure that supply is increasingly aligned with specialized demand.

The regulatory mechanisms for the distribution companies are basically: periodic tariff reviews, calculated using the asset base provided by the distributor and the remuneration on capital; and the annual tariff adjustment, which is essentially a monetary correction of the practiced tariffs, deducted by an expected efficiency gain factor, known as Factor X.

The current model also stipulates that the purchase of electricity by distributors in the Regulated Contracting Environment (ACR) always occurs through auctions, observing the criterion of the lowest tariff and aiming to reduce the cost of electricity acquisition to be passed on to consumer tariffs.

In 2024, electricity consumption in Brazil showed growth compared to 2023 in all regions and segments, around 5.3%. Lafis considers in its economic scenario that the three-year period from 2024 to 2026 will be a time of continued recovery of economic growth interrupted by the Covid-19 crisis. Assuming there is a restoration of confidence among economic agents, there is fertile ground for sectoral expansion.

According to the Distribution Development Plan (PDD), between 2022 and 2026, R$ 138.4 billion will be invested in electricity distribution in Brazil, of which R$ 85.5 billion will be allocated for network expansion, R$ 33.1 billion for improvements, and another R$ 19.8 billion for renewal.

In this three-year period, considering the categories of electricity consumption, a generalized but modest growth is expected, with a better level of industrial, commercial, and residential activity, in line with macroeconomic indicators, particularly income, employment, interest rates, and aggregate production. However, this growth is expected to be lower than last year due to the risks of economic policies and stagnation of interest rates.

Thus, considering the scenario described above, Lafis projected an average growth of 3.1% in electricity generation and 2.8% in consumption. In this scenario, Lafis projects a growth of 5.2% in the revenue of the electricity distribution sector for the year 2025.

National Eletricity Consumption - EPE (GWh) - (Variation %)

5.40%
1.40%
4.40%
5.30%
2.80%
2.30%
2.20%
2.40%
2021
2022
2023
2024 (P)
2025 (P)
2026 (P)
2027 (P)
2028 (P)

Source: EPE, ONS e ANEEL

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3

Market Multiples Valuation

3.1 Selected valuation methodology	18
3.2 Segments of Invested Companies	19
3.3 Comparable companies	20
3.4 Criteria for selecting multiples	23
3.5 Multiples selection	24
3.6 Multiples considered for the valuation analysis	28

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

3.1 Selected valuation methodology

From a valuation methodology standpoint, a corporate restructuring process such as the one in question must observe what is defined in Article 264 of the Brazilian Corporate Law (Lei das S.A.):

> *"in the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations"*

For the valuation of Eletropar according to its indirect operating segments, in order to represent the Invested Companies, the use of the market multiples valuation methodology of comparable companies was defined, with September 2024 as the reference.

	Methodology	Description
Market	Comparable Companies Multiples	The methodologies of the Market Approach measure the value of an asset or business based on how much other buyers in the market have paid for the evaluated assets or for assets or businesses that can be reasonably considered similar to those being evaluated.

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Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

3.2 Segments of Invested Companies

Market Multiples Valuation Methodology

In the market multiples valuation, the valuation multiples were calculated based on operational data from comparable publicly traded companies ("Comparables"). The multiples derived from Comparables provide an indication of how much a market investor would be willing to pay for a minority stake in a given company. These multiples were applied to the operational data of Invested Companies to arrive at an estimate of operational value.

For the selection of Comparables, the main operating segments of the Invested Companies were taken into consideration, as following:

Ticker	Company	Main Operating Segments
BOVESPA:EMAE4	Empresa Metropolitana de Águas e Energia S.A. ("EMAE")	Electricity Generation
BOVESPA:ISAE4	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	Transmission
BOVESPA:TAEE11	Transmissora Aliança de Energia Elétrica S.A. ("TAESA")	Transmission
Capital fechado	Eletronet S.A. ("Eletronet")	Telecomunication

For each of the segments (power generation, transmission and telecommunications), the selection of Comparables was conducted based on research in S&P Capital IQ using the following criteria:

1. Publicly traded companies that are listed on capital markets;
2. Brazilian companies, in the case of the power generation and transmission segments, due to the specific regulation of the Brazilian market; and
3. Primary operation in the selected segment[1].

Note:

[1] Only comparables with a sole or predominantly major operation in the evaluated segment were considered eligible.

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3.3 Comparable companies in the Generation segment

Multiples of comparable companies

- The evaluation of Eletropar took into consideration Company's indirect operating segments, distributed among power generation, transmission and telecommunications (in this specific case, primarily fiber optic services). Three groups of comparable companies were selected: a Generation Comparable group, a Transmission Comparables group, and a Telecommunications Comparable group.
- Only publicly traded comparable companies with an operational context similar to that of the respective evaluated company were considered for the analysis, avoiding the inclusion of companies operating in more than one sector or business segment.
- Thus, only companies with primary/exclusive operations in the power generation segment were included in the selection of Generation Comparables. After identifying the Comparables, certain operational and financial metrics of these Comparables were analyzed to select those with operational and financial characteristics similar to the evaluated companies, with the final sample defined after analyzing the selected companies and excluding any potential outliers.
- By applying this approach, the multiples were derived based on the financial statements of the comparable companies for the period corresponding to the 12 months prior to the base date (Last Twelve Months, or LTM), specifically from October 2023 to September 2024, which will be referred to in this report simply as sep/24 or LTM sep/24.
- To eliminate the effects of different capital structures among the companies, the valuation multiples were derived on an unlevered basis, calculated based on the company's operational value (Enterprise Value – "EV"), and applied to the EBITDA of LTM sep/24 (EV / EBITDA).

The table below presents the multiples of the selected Comparables for the Generation segment.

Comparables Multiples | Generation – EV / EBITDA

Ticker	Company	sep/24
BOVESPA:SRNA3	Serena Energia S.A.	9.8x
BOVESPA:AURE3	Auren Energia S.A.	9.9x
BOVESPA:AESB3	AES Brasil Energia S.A.	10.5x
BOVESPA:EGIE3	Engie Brasil Energia S.A.	8.4x
	Minimum	8.4x
	1st Quartile	9.5x
	Average	9.7x
	3rd Quartile	10.1x
	Maximum	10.5x

Source: Capital IQ/ Comparable's Audited financial statements/ EY Analysis

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3.3 Comparable companies in the Transmission segment

Multiples of comparable companies

- For the selection of Transmission Comparables, only companies with primary/exclusive operations in the power transmission segment were included. After identifying the Comparables, certain operational and financial metrics of these Comparables were analyzed to select those with operational and financial characteristics similar to the evaluated companies, with the final sample defined after analyzing the selected companies and excluding any potential outliers.
- By applying this approach, the multiples were derived based on the financial statements of the comparable companies for the period corresponding to the 12 months prior to the base date (Last Twelve Months, or LTM), specifically from October 2023 to September 2024, which will be referred to in this report simply as sep/24 or LTM sep/24.
- To eliminate the effects of different capital structures among the companies, the valuation multiples were derived on an unlevered basis, calculated based on the company's operational value (Enterprise Value – "EV"), and applied to the EBITDA of LTM sep/24 (EV / EBITDA).

The table below presents the multiples of the selected Comparables for the Transmission segment.

Comparables Multiples | Transmission – EV / EBITDA		
Ticker	**Company**	**sep/24**
BOVESPA:AFLT3	Afluente Transmissão de Energia Elétrica S.A.	12.9x
BOVESPA:TAEE11	Transmissora Aliança de Energia Elétrica S.A.	9.5x
BOVESPA:BOVESPA:ISAE4	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	6.1x
	Minimum	6.1x
	1st Quartile	7.8x
	Average	9.5x
	3rd Quartile	11.2x
	Maximum	12.9x

Source: Capital IQ/ Comparable's Audited financial statements/ EY Analysis

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3.3 Comparable companies in the Telecommunications segment
Multiples of comparable companies

- Only companies with primary/exclusive operations in the telecommunications sector, specifically in the fiber optic services segment, were included in the selection of Telecommunications Comparables. After identifying the Comparables, certain operational and financial metrics of these Comparables were analyzed to select those with operational and financial characteristics similar to the evaluated companies, with the final sample defined after analyzing the selected companies and excluding any potential outliers.
- By applying this approach, the multiples were derived based on the financial statements of the comparable companies for the period corresponding to the 12 months prior to the base date (Last Twelve Months, or LTM), specifically from October 2023 to September 2024, which will be referred to in this report simply as sep/24 or LTM sep/24.
- To eliminate the effects of different capital structures among the companies, the valuation multiples were derived on an unlevered basis, calculated based on the company's operational value (Enterprise Value – "EV"), and applied to the EBITDA of LTM sep/24 (EV / EBITDA).

The table below presents the multiples of the selected Comparables for the Telecommunications segment.

Comparables Multiples | Telecommunications – EV / EBITDA		
Ticker	**Company**	**sep/24**
BOVESPA:BRIT3	Brisanet Participações S.A.	4.6x
BOVESPA:DESK3	Desktop S.A.	5.1x
BOVESPA:FIQE3	Unifique Telecomunicações S.A.	3.2x
BOVESPA:TELB4	Telecomunicações Brasileiras S.A. - Telebras	12.2x
SGX:CJLU	NetLink NBN Trust	13.5x
NZSE:CNU	Chorus Limited	11.9x
	Minimum	3.2x
	1st Quartile	4.8x
	Average	8.4x
	3rd Quartile	12.1x
	Maximum	13.5x

Source: Capital IQ/ Comparable's Audited financial statements/ EY Analysis

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3.4 Criteria for selecting multiples

Operational and Financial Comparison

After identifying the comparable companies and obtaining their multiples, a comparability analysis was conducted for each of the Invested Companies, representative of Eletropar's indirect operating segments, in relation to their comparables, considering the following factors:

1) Size, comparing the parameters of EBITDA and Revenue;
2) Profitability, using EBITDA Margin as the basis for analysis; and
3) Growth, comparing EBITDA growth and Revenue growth in the analysis.

The objective of this analysis was to determine how the Invested Companies stands in comparison to the selected similar publicly traded companies across these 5 metrics, supporting the choice of the multiple that best reflects this relative position. In the case of Eletropar's valuation, segregated according to the predominant operating segments of its Invested Companies, we have the following distribution:

- Energy Generation: EMAE;
- Transmission: CTEEP and TAESA; and
- Telecommunications: Eletronet.

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3.5 Multiples selection
Generation

Below we present the results of the relative analysis between evaluated companies and their comparables, grouped by operating segment, for the purpose of selecting the multiple to be considered for each of Eletropar's invested companies.

Generation segment

- **Size – EBITDA:** The EBITDA of the Comparables in LTM sep/24 ranged from R$ 1,386 million to R$ 6,356 million. During this period, EMAE reported an EBITDA lower than that of the Comparables, at R$ 88 million.
- **Size – Revenue:** The revenue of the Comparables in LTM sep/24 ranged from R$ 3,294 million to R$ 10,635 million. During this period, EMAE reported revenue lower than that of the Comparables, at R$ 631 million.
- **Profitability – EBITDA Margin:** EMAE's EBITDA margin was below the lowest value presented by the Comparables in LTM sep/24.
- **EBITDA Growth:** In LTM sep/24, EMAE's EBITDA growth was higher than that of the Comparables.
- **Revenue Growth:** EMAE shown revenue growth closer to the average of the Comparables.

Below is the table with the factors used as parameters for the selection of multiples:

		sep/24				
Evaluated / Comparable	Company (Generation)	EBITDA (R$ Million)	Revenue (R$ Million)	EBITDA Margin (%)	EBITDA Growth (% a.a.)	Revenue Growth (% a.a.)
Evaluated	**Empresa Metropolitana de Águas e Energia S.A.**	**88**	**631**	**13.9%**	**46.9%**	**4.5%**
Comparable	Serena Energia S.A.	1,557	3,294	47.3%	17.0%	8.4%
Comparable	Auren Energia S.A.	1,386	6,178	22.4%	1.7%	(0.1%)
Comparable	AES Brasil Energia S.A.	1,564	3,777	41.4%	(5.3%)	10.1%
Comparable	Engie Brasil Energia S.A.	6,356	10,635	59.8%	0.3%	(1.0%)
	Minimum	1,386	3,294	22.4%	(5.3%)	(1.0%)
	1st Quartile	1,514	3,656	36.7%	(1.1%)	(0.3%)
	Average	2,715	5,971	42.7%	3.4%	4.3%
	3rd Quartile	2,762	7,292	50.4%	5.5%	8.8%
	Maximum	6,356	10,635	59.8%	17.0%	10.1%

Based on the application of the 5 criteria previously described, using the financial information from LTM sep/24 to support the selection of the multiple for the comparable companies, it can be concluded that the EV/EBITDA multiple that best represents EMAE's relative position compared to its Comparables is placed in the 1st Quartile, as presented in the table below.

	Selected Multiple, by Criterion					Considered Multiple
Company Evaluated (Generation)	EBITDA	Revenue	EBITDA Margin	EBITDA Growth	Revenue Growth	Quartile
Empresa Metropolitana de Águas e Energia S.A.	Minimum	Minimum	Minimum	Maximum	Average	1st Quartile

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3.5 Multiples selection

Transmission

Transmission segment

For the value estimation of Eletropar's Transmission segment, representative of two of the Invested Companies (CTEEP and TAESA), it was decided to use the EV/EBITDA multiples of these two companies themselves. This is because the sample of publicly traded companies that operate exclusively (or predominantly) in the transmission segment in Brazil consists of only one company in addition to these two Eletropar investees, so the application of the multiple selection criteria tends to converge to the values of the evaluated companies themselves in this case.

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3.5 Multiples selection

Telecommunications

Telecommunications segment

- **Size – EBITDA:** The EBITDA of the Comparables in LTM sep/24 ranged from R$ 68 million to R$ 2,073 million. During this period, Eletronet S.A. reported EBITDA equal to the lowest among the Comparables, at R$ 44 million.
- **Size – Revenue:** The revenue of the Comparables in LTM sep/24 ranged from R$ 397 million to R$ 3,329 million. During this period, Eletronet S.A. reported revenue lower than that of the Comparables, at R$ 178 million.
- **Profitability – EBITDA Margin:** The EBITDA margin of Eletronet S.A. was close to the minimum of the Comparables.
- **EBITDA Growth:** In LTM sep/24, Eletronet S.A.'s EBITDA growth was close to the 1st Quartile of the Comparables.
- **Revenue Growth:** The revenue growth of Eletronet S.A. was close to the average of the Comparables.

The LTM sep/24 EBITDA of Eletronet includes an adjustment to reflect financial expenses related to IFRS 16 (lease contracts) as operating expenses, thus composing the EBITDA for the purposes of this analysis. This adjustment also implies considering the Right of Use and Lease Liability balances as an operational account.

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3.5 Multiples selection

Telecommunications

Below is the table with the factors used as parameters for the selection of multiples:

sep/24						
Evaluated / Comparable	**Company (Telecommunications)**	**EBITDA (R$ Million)**	**Revenue (R$ Million)**	**EBITDA Margin (%)**	**EBITDA Growth (% a.a.)**	**Revenue Growth (% a.a.)**
Evaluated	**Eletronet S.A.**	**44**	**178**	**24.7%**	**(1.2%)**	**13.8%**
Comparable	Brisanet Participações S.A.	516	1,371	37.7%	0.7%	11.6%
Comparable	Desktop S.A.	504	1,066	47.3%	10.4%	8.1%
Comparable	Unifique Telecommunications S.A.	435	967	45.0%	6.3%	9.5%
Comparable	Telecomunicações Brasileiras S.A. - Telebras	68	397	17.2%	(59.8%)	(4.8%)
Comparable	NetLink NBN Trust	1,280	1,791	71.5%	1.6%	2.4%
Comparable	Chorus Limited	2,073	3,329	62.3%	4.3%	3.1%
	Minimum	68	397	17.2%	(59.8%)	(4.8%)
	1st Quartile	452	992	39.5%	0.9%	2.5%
	Average	813	1,487	46.8%	(6.1%)	5.0%
	3rd Quartile	1,089	1,686	58.5%	5.8%	9.1%
	Maximum	2,073	3,329	71.5%	10.4%	11.6%

Based on the application of the 5 criteria previously described, using the financial information from LTM sep/24 to support the selection of the multiple for the comparable companies, it can be concluded that the EV/EBITDA multiple that best represents Eletronet's relative position compared to its Comparables is placed in the 1st Quartile, as presented in the table below.

	Selected Multiple, by Criterion					Considered Multiple
Company (Telecommunications)	**EBITDA**	**Revenue**	**EBITDA Margin**	**EBITDA Growth**	**Revenue Growth**	**Quartile**
Eletronet S.A.	Minimum	Minimum	Minimum	1st Quartile	Maximum	**1st Quartile**

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3.6 Multiples considered for the valuation analysis

Based on the selection of multiples considering the criteria of size, profitability, and growth described earlier, we have the following multiples considered for the valuation of each of the Invested Companies, representative of Eletropar's indirect operating segments.

Generation segment

EMAE will be evaluated considering the EV/EBITDA multiple placed in the 1st Quartile of the selected comparable companies for the Generation segment, which is 9.5x.

	Multiples EV/EBITDA - Generation sep/24					Considered Multiple	
Company Evaluated	**Minimum**	**1st Quartile**	**Average**	**3rd Quartile**	**Maximum**	**Quartile**	**Multiple**
EMAE	8.4x	9.5x	9.7x	10.1x	10.5x	**1st Quartile**	**9.5x**

Transmission segment

For CTEEP and TAESA, their own EV/EBITDA multiples as of the base date will be used, since the sample of publicly traded comparable companies that operate exclusively (or predominantly) in the transmission segment in Brazil consists of only one company in addition to these two Eletropar investees. Therefore, the application of the multiple selection criteria tends to converge to the values of the evaluated companies themselves in this case.

Company Evaluated	Multiple EV/EBITDA sep/24
CTEEP	**6.1x**
TAESA	**9.5x**

Telecommunications segment

Eletronet will be evaluated considering the EV/EBITDA multiple placed in the 1st Quartile of the selected comparable companies for the Telecommunications segment, which is 4.8x.

	Multiples EV/EBITDA - Telecommunications sep/24					Considered Multiple	
Company Evaluated	**Minimum**	**1st Quartile**	**Average**	**3rd Quartile**	**Maximum**	**Quartile**	**Value**
Eletronet S.A.	3.2x	4.8x	8.4x	12.1x	13.5x	**1st Quartile**	**4.8x**

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4

Eletropar – Generation, Transmission, and Telecommunications

4.1 Estimated value 30

4.2 Non-operational assets and liabilities - Eletropar 31

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4.1 Estimated Value

According to the methodology and assumptions described in this Report, the estimated value of Eletropar as of September 30, 2024, is presented below. Considering that non-operational assets and liabilities ("NOPs"), in addition to net debt[1], are not incorporated into the operational value, such adjustments have been treated separately and added/subtracted to the value of the Company.

The Appendix 7.4 contains the breakdown of the operational value and the adjustments of non-operational assets and liabilities by segment, as well as a description of the companies that make up each segment.

Company Value	(R$ thousand)
Company Value - Transmission[1]	117,617
Company Value - Generation[1]	22,238
Company Value - Telecommunications[1]	(50,584)
(+) Non-operational Assets	71,644
(-) Non-operational Liabilities	(4,522)
(+/-) Net Debt	125
(=) Company Value	**156,518**

Conclusion

Based on the information analyzed and the assumptions and limitations described in this Report, our valuation resulted in an estimated value of **BRL 156,518 thousand** for Eletropar's equity as of the base date of September 30, 2024.

[1] These values are composed by the operational value of each segment, obtained by applying the selected EV/EBITDA multiple to the EBITDA of the Invested Companies in each segment, as well as the adjustments of non-operational assets and liabilities (NOPs), which are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance), added to Non-operational Assets and subtracted from Non-operational Liabilities as of the base date of the evaluation. Finally, these values are adjusted by Eletropar's participation in each operating segment. Appendix 7.4 contains the breakdown of the NOPs of the Invested Companies in each segment.

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4.2 Non-operational assets and liabilities - Eletropar

BS (R$ thousand) - Eletropar	Classification	Sep/24	Fair Value Adjustments[1]	Fair Value
Current Assets		**71,741**	**-**	**71,741**
Cash and Cash Equivalents	Cash	125	-	125
Marketable Securities	NOP	68,191	-	68,191
Investment Returns	NOP	-	-	-
Recoverable Taxes	NOP	1,610	-	1,610
Outros ativos circulantes	NOP	1,815	-	1,815
Non-current Assets		**167,419**	**(27,536)**	**139,883**
Fixed Assets		167,419	(27,536)	139,883
Fixed Assets	NOP	28	-	28
Investments		167,391	(27,536)	139,855
Equity-accounted Investments		144,793	(24,893)	119,900
CTEEP		128,459	(30,797)	97,662
EMAE		16,334	5,904	22,238
Eletronet		-	-	-
Fair Value Investments		22,598	(2,643)	19,955
TAESA		22,598	(2,643)	19,955
Total Assets		**239,160**	**(27,536)**	**211,624**

BS (R$ thousand) - Eletropar	Classification	Sep/24	Fair Value Adjustments[1]	Fair Value
Current Liabilities	**819** **176**	**643**	**-**	**643**
Taxes and Social Contributions	NOP	78	-	78
Estimated Liabilities	NOP	565	-	565
Non-current Liabilities		**3,879**	**-**	**3,879**
Deferred Income Tax and Social Contribution	NOP	3,879	-	3,879
Equity	**234462** **19,500**	**214,962**	**-**	**214,962**
Share Capital		118,055	-	118,055
Legal Reserve		10,739	-	10,739
Proposed Additional Dividend		-	-	-
Equity Valuation Adjustments		2,961	-	2,961
Realizable Profit Reserve		14,790	-	14,790
Profit Retention Reserve for Investments		68,417	-	68,417
Fair Value Adjustments		**-**	**-**	**(27,536)**
Total Liabilities and Equity		**219,484**	**-**	**191,948**

NOPs Eletropar	Sep/24
(+) Non-operational Assets	71,644
(-) Non-operational Liabilities	(4,522)
Adjustment of Non-operational Assets and Liabilities	**67,122**

[1] The fair value adjustment represents the difference between the value recorded in the financial statement of December 2023 and the fair value estimated for the Invested Companies.
Source: EY Analysis and Audited Financial Statements of Eletropar

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5

Value conclusion

5.1 Value conclusion 33

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5.1 Value conclusion

Company	Valuation Methodology	Fair Value (R$ thousand)
Eletropar		**156,518**
NOPs Eletropar[1]	-	67,247
Segment - Generation	Multiples	22,238
Segment - Transmission	Multiples	117,617
Segment - Telecommunication	Multiples	-50,584

[1] The adjustments of non-operational assets and liabilities (NOPs) of Eletropar are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance; in this case, there is no gross debt on the base date), added to Non-operational Assets and subtracted from Non-operational Liabilities on the base date of the valuation. Section 4 demonstrates the breakdown of Eletropar's NOPs.

Source: Capital IQ and Management

The value of Eletropar is obtained by summing the balance of the Company's non-operational assets and liabilities and the value estimates obtained for each of its indirect operating segments, as described throughout this Report. This value estimate does not consider possible contingencies, insufficiencies, or supervening assets or liabilities that are not recorded in the Company's equity position, as provided by Management. Therefore, the results presented do not consider their effect, if any.

Conclusion

Based on the information analyzed and the assumptions and limitations described in this Report, our valuation resulted in an estimated value of **BRL 156,518 thousand** for Eletropar's equity as of the base date of September 30, 2024.

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6

Governing items

6.1 Statement of limiting conditions 35

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6.1 Statement of limiting conditions

Our analysis is based on information provided by Eletropar's management. According to professional practices, the analysis is derived from the application of the Market Approach using the Market Multiples methodology.

To achieve the objective of the valuation scope of work, procedures were applied based on historical, economic, and market facts prevailing in September 30, 2024. The values presented herein are a result from the analysis of historical data (financial and managerial) for both Eletropar and Comparable Companies.

The considerations contained herein were analyzed by EY professionals and prepared based on data and facts provided by management, as well as external sources when indicated.

None of the EY partners or professionals who have been part of the team responsible for this engagement holds financial interest in Parent Company and/or Subsidiary, thus confirming their independence. The estimated fees for carrying out this report are not based on, nor are they related to the values herein reported.

This study was conducted based on information provided by Management, which were considered true, since it is not part of the scope of this project any type of audit procedure. Because no audit procedures were performed, EY can assume no liability regarding the historical and projected information used in this Report.

The projections are based on the information reported in the financial statements provided by Eletropar's management, the experiences gained in meetings, and discussions held with the Company's management.

Part of our work involved obtaining information from Eletropar that we deemed reliable, with the responsibility for its accuracy resting solely with Eletropar's management.

No investigation was made on the legal ownership of the evaluated Company, nor were checked the existence of liens or encumbrances performed.

EY is not responsible for updating this Report to reflect events and circumstances that could occur after the valuation date.

Our work does not include any audit, due diligence, and/or tax advisory processes, and therefore, we did not consider any contingencies not recorded by the Company as of the base date in this valuation.

No control premium was considered in the valuation. Therefore, it was assumed that the value estimate of Eletropar represents 100% of its shares.

This report, the estimates/expectations, and the conclusions presented are for the exclusive use of Eletropar's Management and shareholders, within the scope of the deliberation on the incorporation of Eletropar. Therefore, this document cannot be distributed to other parties, except if required by local and tax authorities, auditors, and lawyers of the parties, or under the following conditions:

- EY should be notified about any distribution of this document, which, in turn, should be previously approved;
- The recipients of this document must commit, in writing, to not distribute this report to any other parties;
- This document must not be distributed in parts;
- Any user of this document must be aware of the conditions that guided this work, as well as market and economic conditions in Brazil; and
- If necessary, EY may answer the recipients' questions regarding this Report, at Eletropar's expense, only if the scope of such questions and answers is previously agreed upon with the recipients.

Eletrobras Participações S.A. - Eletropar | Valuation of Eletropar as of September 30, 2024 Page 35

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6.1 Statement of limiting conditions

This report was prepared for the purpose described in our contract and should not be used for any other purpose. EY will not assume any responsibility for any third party or if the report is used outside the mentioned purpose.

Certain financial data used in our valuation were derived from audited and/or unaudited financial statements and are the responsibility of Eletropar's management. The financial statements may include disclosures required by generally accepted accounting principles. We did not independently verify the accuracy or completeness of the data provided and do not express an opinion or offer any form of assurance regarding its accuracy or completeness.

We do not assume any responsibility for any business, accounting, or tax decisions, which are the responsibility of f Eletropar's management. We understand that Eletropar's management assumes responsibility for any accounting or tax issues related to the assets we analyzed, for the eventual completion of a transaction, and for the final use of our report.

Our valuation is done based on elements that are reasonably expected, therefore, does not take into account possible extraordinary and unforeseeable events (new regulation for the Company, changes in tax laws, natural disasters, political and social events, nationalizations etc.).

Our work was based on the best available information and estimates. However, as with any projection, it involves risk and uncertainties, and actual results may show a difference when compared to the projections made.

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7

Appendix

7.1 Valuation methodologies 38

7.2 Macroeconomic analysis 39

7.3 Comparable companies 40

7.4 Invested Companies - Transmission 44

7.4 Invested Companies - Generation 50

7.4 Invested Companies - Telecommunications 53

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7.1 Valuation methodologies

In the valuation of the equity or enterprise value of a company, three different approaches may be employed to estimate the value of the interests: the Income Approach, the Market Approach and the Cost Approach. While each of these approaches is initially considered in the valuation, the nature and characteristics of the Company will indicate which approach, or approaches, are most applicable.

Income Approach

The Income Approach focuses on the income-producing capability of the subject business. One methodology in the Income Approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the subject company. In applying this approach, the cash flow available for distribution is calculated for a finite period of years.

Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing the future profitability or operations of the company. The cash flow available for distribution and the terminal value (the value of the subject company at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise for each company. For purposes of this analysis, cash flows to all investors are estimated, therefore interest-bearing debt and interest expense have not been considered in the derivation of projected annual cash flows.

Market Approach

The Market Approach is typically composed of the Guideline Public Company Method and the Guideline Transactions Method. The Guideline Public Company Method focuses on comparing the subject company to select reasonably similar (or guideline) publicly traded companies. Under this method, valuation multiples are:

- Derived from the operating data of selected GPCs.
- Evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected GPCs.
- Applied to the operating data of the subject company to arrive at an indication of value.

In the Guideline Transactions Method, consideration is given to prices paid in recent transactions that have occurred in the subject company's industry or in related industries.

Cost Approach

The Adjusted Net Assets Method represents one methodology employed in the Cost Approach to value a company. In this method, a valuation analysis is performed for a company's identified fixed, financial and other assets. The derived aggregate value of these assets is then "netted" against the estimated value of all existing and potential liabilities, resulting in an indication of the value of the shareholders' equity. An ongoing business enterprise is typically worth more than the value of its underlying assets due to several factors:

- The assets valued independently may not reflect economic value related to the prospective cash flows they could generate.
- This approach may not fully reflect the synergy of the assets but rather their independent values.
- Intangible assets inherent in the business, such as reputation, superior management, proprietary procedures or systems, or superior growth opportunities are difficult to measure independent of the cash flow they generate.

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7.2 Macroeconomic analysis

Annual GDP (%)

4.6%
3.0%
2.9%
3.0%
1.9%
2.0%
2.0%
2.0%
2021 2022 2023 2024 2025 2026 2027 2028

Source: IBGE and Central Bank of Brazil (BACEN)

Annual Inflation (%)

17.4%
10.0%
5.6%
5.5%
4.5%
3.9%
4.1%
4.0%
3.8%
3.8%
-3.4%
4.4%
4.0%
3.7%
3.6%
3.6%
2021 2022 2023 2024 2025 2026 2027 2028
IPCA
IGP-M

Source: IBGE and Central Bank of Brazil (BACEN)

Annual Selic (%)

9.3%
13.8%
11.8%
11.8%
10.8%
9.5%
9.0%
9.0%
2021 2022 2023 2024 2025 2026 2027 2028

Source: IBGE and Central Bank of Brazil (BACEN)

Macroeconomic Analysis

When conducting the economic-financial evaluation of a business or its assets, it is important to understand the main economic trends of the country in which it operates. Considering that the companies are embedded in the Brazilian market, the main macroeconomic information is presented below. The analysis refers to the base date, according to information released by the Central Bank of Brazil (BACEN), Focus Bulletin, Getúlio Vargas Foundation (FGV), Oxford Economics, and JP Morgan.

Economic Activity

The Gross Domestic Product (GDP) ended the year 2023 at 2.9%. According to BACEN's expectations, by September 30, 2024, an average GDP growth of 3.0% is expected in 2024 and 1.9% in 2025.

Inflation

The official inflation index, IPCA (Broad Consumer Price Index), was 4.5% in 2023. According to market expectations presented by BACEN until September 30, 2024, the variation of the IPCA inflation index is expected to reach 4.1% in 2024 and 4.0% in 2025. The General Market Price Index (IGP-M), calculated by FGV, closed the year 2023 at -3.4%. Analysts' expectations from the Focus Bulletin indicate that this index will be 3.8% in 2024 and 4.1% in 2025.

Monetary Policy

Considering the baseline scenario, the risk balance, and the broad set of available information, the Monetary Policy Committee (Copom) unanimously decided to raise the basic interest rate by 0.25 percentage points, to 10.75% per annum, in a meeting held on September 18, 2024. The Committee understands that this decision is consistent with the strategy of converging inflation to the target over the relevant horizon, which includes the calendar year 2025.

The exchange rate closed the month of September 2024 at 5.44 BRL/USD. Market expectations point to average rates of 5.39 BRL/USD for 2024 and 5.27 BRL/USD for 2025.

Country Risk

The index reflects the daily performance difference between U.S. debt securities and those of emerging countries, serving as an indicator of the financial health of the country in question. The index ended September 2024 at 249 basis points, indicating a difference of 2.49 percentage points between the performance of Brazilian securities and U.S. securities. The average over the last 6 months was 2.49 percentage points. Source: EMBI+, calculated by JP Morgan.

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7.3 Comparable companies

Generation

Company	Description
AES Brasil Energia S.A.	AES Brasil Energia S.A., along with its subsidiaries, operates in the renewable energy generation business in Brazil. It generates electricity through hydroelectric, wind, and solar sources. Its asset portfolio has a total installed capacity of 4.5 GW, including 2,658.4 megawatts of hydro, 1,532.8 megawatts of wind, and 295.1 megawatts of solar. The company is headquartered in São Paulo, Brazil.
Auren Energia S.A.	Auren Energia S.A. engages in the planning, construction, installation, operation, and maintenance of renewable energy generation assets in Brazil. It operates wind, solar, and hydroelectric power generation systems with a total installed capacity of 3.3 gigawatts. The company was formerly known as VTRM Energia Participações S.A. and changed its name to Auren Energia S.A. on March 23, 2022. Auren Energia S.A. is headquartered in São Paulo, Brazil.
Engie Brasil Energia S.A.	Engie Brasil Energia S.A., together with its subsidiaries, generates and sells electricity in Brazil. The company operates 68 plants, including 11 hydroelectric plants, 4 thermal power plants, 49 wind farms, 3 biomass plants, 2 photovoltaic solar plants, 1 conventional thermal power plant, and 2 small hydroelectric plants across 21 states in Brazil. As of December 31, 2021, it had an installed capacity of 8,218.7 megawatts. The company also transports natural gas through 4,500 km of pipelines in the Southeast, Northeast, and North regions of Brazil. Additionally, it is involved in the manufacturing, wholesale, retail sale, operation, and maintenance of solar panels. The company was formerly known as Tractebel Energia S.A. and changed its name to Engie Brasil Energia S.A. in July 2016. The company was founded in 2005 and is headquartered in Florianópolis, Brazil. Engie Brasil Energia S.A. operates as a subsidiary of ENGIE Brasil Participações Ltda.
Serena Energia S.A.	Serena Energia S.A. generates and sells renewable energy. It generates electricity through wind, hydro, and solar sources. The company was formerly known as Omega Energia S.A. and changed its name to Serena Energia S.A. in December 2023. Serena Energia S.A. was founded in 2008 and is headquartered in São Paulo, Brazil.

Source: Capital IQ

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7.3 Comparable companies

Transmission

Company	Description
Transmissora Aliança de Energia Elétrica S.A.	Transmissora Aliança de Energia Elétrica S.A. implements, operates, and maintains electricity transmission assets in Brazil. It operates 14,014 km of transmission lines, which include 11,685 km of transmission lines in operation and 2,329 km of lines under construction, as well as 100 substations with voltages ranging from 230 to 525kV. The company was founded in 2000 and is headquartered in Rio de Janeiro, Brazil.
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A.	CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A. operates in the electricity transmission sector in Brazil. As of December 31, 2021, it had a total installed transformation capacity of 71.7 thousand MVA along with 19 thousand kilometers of transmission lines, 26.1 thousand kilometers of circuits, and 131 substations. It operates in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Minas Gerais, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Maranhão, Piauí, Paraíba, Pernambuco, Alagoas, Espírito Santo, and Bahia. The company was founded in 1999 and is headquartered in São Paulo, Brazil.
Afluente Transmissão de Energia Elétrica S.A.	Afluente Transmissão de Energia Elétrica S.A. operates transmission lines and substations in Bahia, Brazil. It operates the Tomba, Funil, Brumado II, Itagibai, Ford, Palo, and Camacari substations in the state of Bahia with an installed capacity of 600 MVA and 489.1 kilometers of transmission lines. The company was founded in 2008 and is headquartered in Rio de Janeiro, Brazil. Afluente Transmissão de Energia Elétrica S.A. is a subsidiary of Neoenergia S.A.

Source: Capital IQ

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7.3 Comparable companies

Telecommunications

Company	Description
Brisanet Participações S.A.	Brisanet Participações S.A. provides telecommunications services and SCM equipment services in Brazil. The company offers computer services; fiber optic network installation services and radio; pay television; pay television operators through cable services. It also engages in the wholesale, retail, and import trade of computer and communication equipment telecommunications and cameras and materials monitoring; rental equipment for electronic monitoring; manufacture of precast reinforced concrete structures; installation and assembly of electronic equipment; development of customizable and non-customizable computer system; maintenance and services of information technology; and provision of transfer definitive audio, video, image, and text content through internet. In addition, the company provides service switched fixed telephony; technical support; value-added service; and office service and administrative support services. Brisanet Participações S.A. was founded in 1998 and is headquartered in Pereiro, Brazil.
Desktop S.A.	Desktop S.A. provides fixed telephony, broadband internet, and television by subscription services in Brazil. The company was founded in 1997 and is based in Sumaré, Brazil.
Unifique Telecomunicações S.A.	Unifique Telecomunicações S.A. provides telecommunications services in Brazil. The company offers data storage, data hosting, and internet services. It also provides SCM multimedia communications services; access to communication networks, portals, content provider, and information services; and satellite, cable, and microwave pay-TV; radio activity, data processing, application service providers, internet hosting, and switched fixed telephony services. In addition, the company retail trades computer and mobile phone equipment and supplies; monitors electronic security systems; provides supplementary pension and health plans; and publishes books and retail trades books. Unifique Telecomunicações S.A. was founded in 1997 and is headquartered in Timbó, Brazil.

Source: Capital IQ

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7.3 Comparable companies
Telecommunications

Company	Description
Telecomunicações Brasileiras S.A. - Telebras	Telecomunicações Brasileiras S.A. - Telebras provides multimedia communication services. It provides support services for public broadband internet connection for universities, research centers, schools, hospitals, service stations, telecenters community, and others; infrastructure and support networks for telecommunications services; and broadband internet connection services for end users, as well as implements private communication network. The company is also involved in the leasing of satellite capacity; and rental of optical cables, routers, and infrastructure for satellite. Telecomunicações Brasileiras S.A. - Telebras was incorporated in 1972 and is headquartered in Brasilia, Brazil.
NetLink NBN Trust	NetLink NBN Trust owns, designs, builds, and operates the passive fibre network infrastructure for residential homes and non-residential premises, and non-building address point (NBAP) connections in mainland Singapore and its connected islands. The company's passive fiber network infrastructure includes ducts, manholes, fibre cables, and central offices. NetLink NBN Trust was incorporated in 2017 and is based in Singapore.
Chorus Limited	Chorus Limited, together with its subsidiaries, engages in the provision of fixed line communications infrastructure services in New Zealand. It offers phone and broadband services for residential and business customers; data and voice services; and solutions for transport and infrastructure. The company also builds and maintains a network of fibre and copper cables, local telephone exchanges, and cabinets. In addition, it offers co-location and value-added network services. The company was incorporated in 2011 and is based in Wellington, New Zealand.

Source: Capital IQ

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7.4 Invested Companies Transmission segment - CTEEP

Company Description

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A. was established in 1999 and is headquartered in São Paulo, Brazil.

The company operates in the electric energy transmission sector in Brazil. As of December 31, 2022, it had a total installed transformation capacity of 84,000 MVA, along with 21,000 kilometers of transmission lines, 30,000 kilometers of circuits, and 133 substations.

Currently, it is present in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Minas Gerais, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Maranhão, Piauí, Paraíba, Pernambuco, Alagoas, Espírito Santo, and Bahia.

Main metrics

R$ 5.45 bi

Net Operating Revenue as of September 30, 2024.

R$ 9.03 bi

Net Debt as of September 30, 2024.

R$ 4.00 bi

Operating Profit as of September 30, 2024.

73.49%

Operating Margin as of September 30, 2024.

R$ 20.23 bi

Equity as of September 30, 2024.

42.74%

Net Margin as of September 30, 2024.

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7.4 Invested Companies
Transmission segment - CTEEP

The table below presents the calculation of the operational value of CTEEP. The calculation was performed by applying the selected multiple of 6.1x to the corporate EBITDA of LTM sep/24 (adjusted to exclude the equity method results).

Operational Value	CTEEP
EBITDA sep/2024 (R$ thousand)	4,492,018
Selected Multiple (EV/EBITDA)	6.1x
Operational Value (R$ thousand)	27,315,668

According to the methodology and assumptions described in this Report, the value estimate of CTEEP, as of the base date of September 30, 2024, is presented below. Considering that non-operational assets and liabilities ("NOPs"), in addition to net debt[1], are not incorporated into the operational value, such adjustments were treated separately and added/subtracted to the value of the company. 97,662

Company Value	(R$ thousand)
Operational Value	27,315,668
(+) Non-operational Assets	3,186,566
(-) Non-operational Liabilities	(8,068,140)
(+) Net Debt	(9,030,528)
(=) Company Value	**13,403,566**

The value of Eletropar's stake in CTEEP is presented in the table below, resulting from the application of the percentage of the shareholding held by Eletropar in the company to the total value of CTEEP.

General Information	CTEEP
Company Value (R$ thousand)	13,403,566
% Eletropar Participation	0.73%
Fair Value of Eletropar's Participation (Multiple Adjusted by Participation) (R$ thousand)	**97,662**

Conclusion

Based on the analyzed information and the valuation criteria, according to the Market Multiples Valuation methodology, it is concluded that the value of Eletropar's stake in CTEEP is **BRL 97,662 thousand** as of September 30, 2024.

[1] The adjustments of non-operational assets and liabilities (NOPs) of CTEEP are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance), added to Non-operational Assets and subtracted from Non-operational Liabilities as of the base date. The following page presents the breakdown of CTEEP's NOPs.

Source: EY and CTEEP's audited Financial Statements

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7.4 Invested Companies
Transmission segment - CTEEP

BS (R$ thousand) - CTEEP	Classification	Sep/24
Current Assets		**6,615,500**
Cash and Cash Equivalents	Net Debt	63,411
Financial Investments	Net Debt	2,448,525
Concession Assets - Short-term		3,292,884
Inventory - Short-term		99,988
Taxes and Contributions to Offset		437,136
Derivative Financial Instruments - Short-term	NOP	3,678
Receivables from Related Parties - Short-term	NOP	69,722
Others - Short-term	NOP	200,156
Non-current Assets		**34,032,705**
Concession Assets - Long-term		26,212,667
Receivables - Secretaria da Fazenda	NOP	2,509,097
Sureties and Restricted Deposits	NOP	43,275
Inventory - Long-term	NOP	140,315
Derivative Financial Instruments - Long-term	NOP	63,134
Receivables from Related Parties - Long-term	NOP	-
Others - Long-term	NOP	157,189
Investments		4,320,526
Fixed Assets		142,586
Intangible		443,916
Total Assets		**40,648,205**

BS (R$ thousand) - CTEEP	Classification	Sep/24
Current Liabilities		**2,218,940**
Loans and Financing - Short-term	Net Debt	81,455
Debentures - Short-term	Net Debt	1,161,925
Lease - Short-term	Net Debt	13,526
Suppliers		188,555
Taxes and Charges Payable		620,820
Interest on Equity and Dividends Payable	NOP	9,439
Derivative Financial Instruments - Short-term Liabilities	NOP	10,783
Other - Short-term Liabilities	NOP	132,437
Non-current Liabilities		**18,201,039**
Loans and Financing - Long-term	Net Debt	666,069
Debentures - Long-term	Net Debt	9,591,930
Lease - Long-term	Net Debt	27,559
Deferred PIS, COFINS, IR/CS	NOP	7,349,447
Derivative Financial Instruments - Long-term Liabilities		-
Other - Long-term Liabilities	NOP	566,034
Equity		**20,228,226**
Share Capital		3,590,020
Capital Reserves		666
Profit Reserve		13,997,026
Accumulated Profits/Losses		2,294,658
Other Comprehensive Income		345,856
Total Liabilities and Equity		**40,648,205**

NOPs CTEEP	Sep/24
(+) Non-operational Assets	3,186,566
(-) Non-operational Liabilities	(8,068,140)
(+/-) Net Debt	(9,030,528)
Adjustment of Non-operational Assets and Liabilities	**(13,912,102)**

Source: EY and CTEEP's audited Financial Statements

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7.4 Invested Companies
Transmission segment - TAESA

Company Description

Transmissora Aliança de Energia Elétrica S.A. was founded in 2000 and is headquartered in Rio de Janeiro, Brazil.

The company implements, operates, and maintains electric energy transmission assets in Brazil.

It operates 14,014 km of transmission lines, which include 11,685 km of transmission lines in operation and 2,329 km of lines under construction, as well as 100 substations with voltages ranging from 230 to 525kV.

Main metrics

R$ 2.63 bi

Net Operating Revenue as of September 30, 2024.

R$ 8.99 bi

Net Debt as of September 30, 2024.

R$ 2.02 bi

Operating Profit as of September 30, 2024.

76.65%

Operating Margin as of September 30, 2024.

R$ 6.96 bi

Equity as of September 30, 2024.

45.11%

Net Margin as of September 30, 2024.

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7.4 Invested Companies
Transmission segment - TAESA

The table below presents the calculation of the operational value of TAESA. The calculation was performed by applying the selected multiple of 9.5x to the corporate EBITDA of LTM sep/24 (adjusted to exclude the equity method results).

Operational Value	TAESA
EBITDA sep/2024 (R$ thousand)	2,322,161
Selected Multiple (EV/EBITDA)	9.5x
Operational Value (R$ thousand)	21,994,318

According to the methodology and assumptions described in this Report, the value estimate of TAESA, as of the base date of September 30, 2024, is presented below. Considering that non-operational assets and liabilities ("NOPs"), in addition to net debt[1], are not incorporated into the operational value, such adjustments were treated separately and added/subtracted to the value of the company.

Company Value	(R$ thousand)
Operational Value	21,994,318
(+) Non-operational Assets	382,079
(-) Non-operational Liabilities	(2,969,672)
(+) Net Debt	(8,990,649)
(=) Company Value	**10,416,076**

The value of Eletropar's stake in TAESA is presented in the table below, resulting from the application of the percentage of the shareholding held by Eletropar in the company to the total value of TAESA.

General Information	TAESA
Company Value (R$ thousand)	10,416,076
% Eletropar Participation	0.19%
Fair Value of Eletropar's Participation (Multiple Adjusted by Participation) (R$ thousand)	**19,955**

Conclusion

Based on the analyzed information and valuation criteria, according to the Market Multiples Valuation methodology, it is concluded that the value of Eletropar's stake in TAESA is **BRL 19,955 thousand** as of September 30, 2024.

[1] The adjustments of non-operational assets and liabilities (NOPs) of TAESA are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance), added to Non-operational Assets and subtracted from Non-operational Liabilities as of the base date. The following page presents the breakdown of TAESA's NOPs.

Source: EY and TAESA's audited Financial Statements

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7.4 Invested Companies
Transmission segment - TAESA

BS (R$ thousand) - TAESA	Classification	Sep/24
Current Assets		**3,142,656**
Cash and Cash Equivalents	Net Debt	1,029,576
Accounts Receivable - Short-term		229,694
Concession Assets - Short-term		1,458,631
Taxes and Contributions to Offset		316,205
Dividends Receivable	NOP	23,201
Derivative Financial Instrument - Short-term assets	NOP	33,339
Other Accounts Receivable - Short-term	NOP	52,010
Non-current Assets		**12,935,446**
Securities and Marketable Securities	NOP	12,356
Accounts Receivable - Long-term	NOP	75,832
Concession Assets - Long-term		12,661,917
Derivative Financial Instrument	NOP	2,747
Outras Accounts Receivable - Long-term	NOP	48,929
Judicial Deposits	NOP	133,665
Investments		3,705,524
Fixed Assets		228,077
Intangible		174,501
Total Assets		**20,186,204**

NOPs TAESA	Sep/24
(+) Non-operational Assets	382,079
(-) Non-operational Liabilities	(2,969,672)
(+/-) Net Debt	(8,990,649)
Adjustment of Non-operational Assets and Liabilities	**(11,578,242)**

BS (R$ thousand) - TAESA	Classification	Sep/24
Current Liabilities		**2,208,976**
Suppliers		146,564
Loans and Financing - Short-term	Net Debt	398,051
Debentures - Short-term	Net Debt	1,219,210
Lease - Short-term	Net Debt	1,305
Taxes and Charges Payable		89,263
Interest on Equity and Dividends Payable	NOP	206,217
Derivative Financial Instruments - Short-term	NOP	-
Other - Short-term Liabilities	NOP	148,366
Non-current Liabilities		**11,016,748**
Loans and Financing - Long-term	Net Debt	42,184
Debentures - Long-term	Net Debt	8,359,047
Derivative Financial Instruments - Long-term	NOP	100,610
Lease - Long-term	Net Debt	428
Deferred Taxes and Levies	NOP	2,112,220
Provisions	NOP	149,127
Other - Long-term Liabilities	NOP	253,132
Equity		**6,960,480**
Share Capital		3,067,535
Share Issuance Costs		(25,500)
Capital Reserves		598,736
Profit Reserve		2,534,797
Other Comprehensive Income		(34,038)
Total Liabilities and Equity		**20,186,204**

Source: EY and TAESA's audited Financial Statements

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7.4 Invested Companies
Generation segment - EMAE

Company Description

Empresa Metropolitana de Águas e Energia S.A., EMAE, was founded in 1899 in São Paulo, SP, and is a company exclusively dedicated to energy generation.

The company has 3 Small Hydroelectric Plants (PCHs), which are: PCH Porto Góes (in operation since 1928); PCH Rasgão (in operation since 1925, functioning until 1961, when it was closed due to technical problems and resumed operations in 1989); and PCH Pirapora (in operation since 2014). It also has 1 Henry Borden Plant (in operation since 1926).

In December 2012, EMAE signed the second amendment to the concession contract with the Union, extending the concessions of the Henry Borden, Rasgão, and Porto Góes hydroelectric plants until November 30, 2042.

Main metrics

R$ 0.46 bi

Net Operating Revenue as of September 30, 2024.

R$ (0.41) bi

Net Debt as of September 30, 2024.

R$ 0.06 bi

Operating Profit as of September 30, 2024.

12.97%

Operating Margin as of September 30, 2024.

R$ 1.15 bi

Equity as of September 30, 2024.

19.80%

Net Margin as of September 30, 2024.

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7.4 Invested Companies
Generation segment - EMAE

The table below presents the calculation of the operational value of EMAE. The calculation was performed by applying the selected multiple of 9.5x to the EBITDA of LTM sep/24 (adjusted to exclude the equity method results).

Operational Value	EMAE
EBITDA sep/2024 (R$ thousand)	93,452
Selected Multiple (EV/EBITDA)	9.5x
Operational Value (R$ thousand)	886,071

According to the methodology and assumptions described in this Report, the value estimate of EMAE, as of the base date of September 30, 2024, is presented below. Considering that non-operational assets and liabilities ("NOPs"), in addition to net debt[1], are not incorporated into the operational value, such adjustments were treated separately and added/subtracted to the value of the company.

Company Value	(R$ thousand)
Operational Value	886,071
(+) Non-operational Assets	884,337
(-) Non-operational Liabilities	(609,103)
(+) Net Debt	406,951
(=) Company Value	**1,568,256**

The value of Eletropar's stake in EMAE is presented in the table below, resulting from the application of the percentage of the shareholding held by Eletropar in the company to the total value of EMAE.

General Information	EMAE
Company Value (R$ thousand)	1,568,256
% Eletropar Participation	1.42%
Fair Value of Eletropar's Participation (Multiple Adjusted by Participation) (R$ thousand)	**22,238**

Conclusion

Based on the analyzed information and valuation criteria, according to the Market Multiples Valuation methodology, it is concluded that the value of Eletropar's stake in EMAE is **BRL 22,238 thousand** as of September 30, 2024.

[1] The adjustments of non-operational assets and liabilities (NOPs) of EMAE are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance), added to Non-operational Assets and subtracted from Non-operational Liabilities as of the base date. The following page presents the breakdown of EMAE's NOPs.

Source: EY and EMAE's audited Financial Statements

Eletrobras Participações S.A. - Eletropar | Valuation of Eletropar as of September 30, 2024 Page 51

Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

7.4 Invested Companies
Generation segment - EMAE

BS (R$ thousand) - EMAE	Classification	Sep/24
Current Assets		**915,830**
Cash and Cash Equivalents	Net Debt	406,951
Accounts Receivable		67,077
Inventory		1,814
Recoverable Taxes	NOP	4,911
Prepaid Expenses		496
Non-current Assets Held for Sale	NOP	255,400
Offsetable Taxes and Social Contributions		9,556
Other Credits	NOP	4,959
Financial Assets - Sabesp - Short-term	NOP	9,470
Lease UTE Piratininga - Short-term	NOP	154,710
Collaterals and Deposits - Short-term	NOP	486
Non-current Assets		**1,235,155**
Deferred Taxes	NOP	104,557
Collaterals and Deposits - Long-term	NOP	58,970
Lease UTE Piratininga - Long-term		-
Indemnifiable Financial Assets		401,577
Reversible Concession Asset	NOP	195,374
Financial Assets - Sabesp - Long-term	NOP	95,500
Investments		146,214
Fixed Assets		214,001
Intangible Asset		18,962
Total Assets		**2,150,985**

BS (R$ thousand) - EMAE	Classification	Sep/24
Current Liabilities		**124,026**
Suppliers		9,321
Tax Liabilities		4,282
Dividends and Interest on Equity Payable	NOP	3,532
Other Accounts Payable		103,473
Other Liabilities	NOP	1,189
Non-current Liabilities		**876,641**
Sectoral Obligations	NOP	769
Other Obligations - Concession Investments	NOP	470,600
Employee Pension Entity		272,259
Special Obligations - RGR	NOP	2,248
Other Obligations - Comgás	NOP	10,748
Provisions	NOP	120,017
Equity		**1,150,318**
Share Capital		285,411
Capital Reserves		387,130
Legal Reserve		49,305
Profit Reserve		323,778
Other Comprehensive Income		42,865
Total Liabilities and Equity		**2,150,985**

NOPs EMAE	Sep/24
(+) Non-operational Assets	884,337
(-) Non-operational Liabilities	(609,103)
(+/-) Net Debt	406,951
Adjustment of Non-operational Assets and Liabilities	**682,185**

Source: EY and EMAE's audited Financial Statements

Page 52

Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

7.4 Invested Companies
Telecommunications segment - Eletronet

Company Description

Founded over 20 years ago, Eletronet S.A. is a Brazilian private telecommunications company specializing in the transport of information signals and related services.

Eletronet has an extensive network of OPGW cables with optical fibers extending over 17,000 km and 166 PoPs in 18 states in Brazil, integrated with the power transmission networks. The company also offers IP transit services and high-speed circuits, maintaining peering agreements with major content providers such as Google, Facebook, Amazon, Netflix, Akamai, and Microsoft, and stands out for its connectivity in the Brazilian market, with a presence in the Equinix data center.

Main metrics

R$ 135 mi

Net Operating Revenue as of September 30, 2024.

R$ 19 mi

Net Debt as of September 30, 2024.

R$ 50 mi

Operating Profit as of September 30, 2024.

36.96%

Operating Margin as of September 30, 2024.

R$ (163) mi

Equity as of September 30, 2024.

-1.43%

Net Margin as of September 30, 2024.

Eletrobras Participações S.A. - Eletropar | Valuation of Eletropar as of September 30, 2024 Page 53

Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

7.4 Invested Companies
Telecommunications segment - Eletronet

The table below presents the calculation of the operational value of Eletronet. The calculation was performed by applying the selected multiple of 4.8x to the EBITDA of LTM sep/24 (adjusted to exclude the equity method results and considers an adjustment to reflect financial expenses related to IFRS 16 (lease contracts) as operating expenses).

Operational Value	Eletronet
EBITDA sep/2024 (R$ thousand)	43,904
Selected Multiple (EV/EBITDA)	4.8x
Operational Value (R$ thousand)	209,301

According to the methodology and assumptions described in this Report, the value estimate of Eletronet, as of the base date of September 30, 2024, is presented below. Considering that non-operational assets and liabilities ("NOPs"), in addition to net debt[1], are not incorporated into the operational value, such adjustments were treated separately and added/subtracted to the value of the company.

Company Value	(R$ thousand)
Operational Value	209,301
(+) Non-operational Assets	27,856
(-) Non-operational Liabilities	(387,889)
(+) Non-operational Liabilities - refund CEEE	66,720
(+) Net Debt	(19,222)
(=) Company Value	**(103,234)**

The value of Eletropar's stake in Eletronet is presented in the table below, resulting from the application of the percentage of the shareholding held by Eletropar in the company to the total value of Eletronet.

General Information	Eletronet
Company Value (R$ thousand)	(103,234)
% Eletropar Participation	49.00%
Fair Value of Eletropar's Participation (Multiple Adjusted by Participation) (R$ thousand)	**(50,584)**

Conclusion

Based on the analyzed information and valuation criteria, according to the Market Multiples Valuation methodology, it is concluded that the value of Eletropar's stake in Eletronet is **BRL (50,584) thousand** as of September 30, 2024.

[1] The adjustments of non-operational assets and liabilities (NOPs) of Eletronet are composed of the accounts of Net Debt (Gross Debt minus the cash and equivalents balance), added to Non-operational Assets and subtracted from Non-operational Liabilities as of the base date. The following page presents the breakdown of Eletronet 's NOPs.

Source: EY and Eletronet's audited Financial Statements

Eletrobras Participações S.A. - Eletropar | Valuation of Eletropar as of September 30, 2024 Page 54

Executive Sumary | Market Analysis | Market Multiples Valuation | Eletropar – Generation, Transmission, and Telecommunications | Value conclusion | Governing items | Appendix

7.4 Invested Companies
Telecommunications segment - Eletronet

BS (R$ thousand) - Eletronet	Classification	Sep/24
Current Assets		**32,682**
Cash and Cash Equivalents	Net Debt	4,198
Accounts Receivable		24,615
Recoverable Taxes - Short-term		247
Related Parties - Asset	NOP	1,828
Prepaid Expenses - Short-term		476
Other Credits	NOP	1,318
Non-current Assets		**586,742**
Recoverable Taxes - Long-term	NOP	23,539
Prepaid Expenses - Long-term	NOP	525
Judicial Deposits	NOP	646
Deferred Income Tax and Social Contribution - Short-term	NOP	-
Fixed Assets		341,111
Right of Use		220,921
Total Assets		**619,424**

Source: EY and Eletronet's audited Financial Statements

* The total non-operational liabilities of Eletronet presented alongside demonstrates an adjustment made to the balance of the "Suppliers" account in the non-current liabilities, as requested by the Company based on the "Legal Risk Opinion" prepared by its legal advisor, regarding an obligation with CEEE. This document supports the thesis of the prescription of a substantial portion of the balance of R$ 83,614 thousand recorded in the Financial Statement of 09/30/2024 (FS) in the "Suppliers" account of non-current liabilities, which would imply a debtor balance only of the amount incurred up to the day of the contract termination, on 08/27/2019, equivalent to R$ 10,855,341.05. Adjusting this amount by IGP-M up to the base date of the evaluation implies a liability value for Eletronet of around R$ 17 million – therefore, the balance of non-operational liabilities presented above considers an adjustment between the amount recorded in the balance sheet of 09/30/2024 and the payment expectation of the Company and its legal advisors.

BS (R$ thousand) - Eletronet	Classification	Sep/24
Current Liabilities		**103,739**
Loans and Financing - Short-term	Net Debt	4,697
Suppliers - Short-term		63,460
Lease - Short-term		11,776
Social and Tax Obligations - Short-term		22,964
Customer Advances - Short-term		787
Other Obligations	NOP	55
Non-current Liabilities		**678,411**
Loans and Financing - Long-term	Net Debt	18,723
Suppliers - Long-term	NOP	114,788
Lease - Long-term		217,092
Related Parties - Liability	NOP	216,655
Deferred Income Tax and Social Contribution - Long-term	NOP	46,235
Customer Advances - Long-term	NOP	7,441
Social and Tax Obligations - Long-term	NOP	57,477
Equity		**(162,726)**
Share Capital		321,387
Accumulated Losses		(408,454)
Equity Valuation Adjustment		89,750
Other Comprehensive Income		(165,409)
Total Liabilities and Equity		**619,424**

NOPs Eletronet	Sep/24
(+) Non-operational Assets	27,856
(-) Non-operational Liabilities	(387,889)
(+) Non-operational Liabilities - refund CEEE	66,720
(+/-) Net Debt	(19,222)
Adjustment of Non-operational Assets and Liabilities	**(312,535)**

Page 55

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Executive Summary: Valuation and exchange ratio between the shares of Eletrobrasand Eletropar, as of September 30, 2024

Table of contents

1 Conclusion of value and shares exchange ratio 3

Page 2

1

Conclusion of value and shares exchange ratio

Page 3

Conclusion of value and shares exchange ratio

Valuation – Eletrobras and Eletropar

Conclusion of value and shares exchange ratio

Value composition – Eletrobras and Eletropar

The information shown below was extracted from the valuation reports of Eletrobras and Eletropar, using the market multiples methodology, as of September 30, 2024. For detailed information on the methodology adopted and the limitations considered in these valuations, the aforementioned reports should be consulted.

The fair value of a company, considering the market multiples valuation methodology, is composed of the operational value estimated by the EV/EBITDA multiple, adjusted by non-operational assets and liabilities (NOPs) and net debt, as shown in the table below. It is worth mentioning that the values of Eletropar by operating segment are adjusted by the its stake in the respective Invested Companies operating in each segment.

Company	Valuation Methodology	Fair Value (R$ thousand)
Eletrobras		**57,180,530**
NOPs Eletrobras[1]	-	-99,920,220
Segment - Generation	Multiples	68,161,143
Segment - Transmission	Multiples	88,939,607

Company	Valuation Methodology	Fair Value (R$ thousand)
Eletropar		**156,518**
NOPs Eletropar[1]	-	67,247
Segment - Generation	Multiples	22,238
Segment - Transmission	Multiples	117,617
Segment - Telecommunication	Multiples	-50,584

Source: EY analysis based on S&P Capital IQ and audited financial statements

Based on these value estimates and the number of shares, it is possible to determine the share exchange ratio.

	Eletrobras	Eletropar
Company Value (R$ thousand)	**57,180,530**	**156,518**
Number of shares (thousand) (1)	**2,307,099**	**11,765**
Unit Value (R$/common share)	**25.12**	**13.30**
Exchange Ratio (Eletropar ON / Eletrobras ON)	**0.5296**	

(1) As stated in Eletrobras' third quarter Financial Statement, preferred shares have a guaranteed right (per share) to a superiority of at least 10% in the distribution of dividends and/or interest on equity (IoE) compared to common shares. Therefore, this ratio was considered in the calculation of Eletrobras' value per share.

Additionally, the number of Eletrobras shares presented alongside excludes the common and preferred shares held in treasury, as per the capital composition on 09/30/2024 presented in the Standardized Financial Statements..

Page 4

Schedule 6

Information of the Merger

(Schedule I of RCVM 81)

1.               Protocol and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404, of 1976.

A full copy of the protocol and justification for the merger of Eletrobrás Participações S.A. (“Eletropar”) by Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras” and “Protocol and Justification”, respectively) can be found in Schedule 1 of the Management Proposal (as defined below).

2.               Other agreements, contracts, and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the surviving or resulting companies from the transaction, filed at the company's headquarters or of which the company's controller is a part.

Not applicable.

3.               Description of the transaction, including:

a.              Terms and conditions

The transaction will involve the merger of Eletropar by Eletrobras (“Merger”), pursuant to articles 224 to 227 and 264 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”).

As a result of the Merger, Eletrobras will succeed all rights and obligations of Eletropar, and Eletropar will be extinguished.

For the purposes of the provisions of article 224, item III, article 226, and article 227, paragraphs 1 and 3, of the Brazilian Corporate Law, the net equity of Eletropar was calculated based on its book value, as provided in articles 183 and 184 and permitted by article 226, paragraph 3, also of the Brazilian Corporate Law, determined in the closing balance sheet as of December 31, 2023, through an appraisal report prepared by the expert Pricewaterhousecoopers Auditores Independentes Ltda., a limited liability company, headquartered at Avenida Brigadeiro Faria Lima, No. 3,732, 16th floor, parts 1 to 6, Itaim Bibi, city of São Paulo, State of São Paulo, ZIP Code 04538-132, registered with the National Register of Legal Entities (CNPJ) under No. 61.562.112/0001-20 (“PWC” and “Appraisal Report”, respectively).

The Merger will result in an increase in Eletrobras' capital stock in the total amount of thirty-five million, three hundred seventy-five thousand, seven hundred eighty-four Brazilian reais and forty-eight cents (BRL 35,375,784.48), equivalent to the net equity value of Eletropar, weighted by the participation of Eletropar's minority shareholders, as determined in the Appraisal Report, with the consequent issuance of one million, five hundred thirty-two thousand, seven hundred eighty-eight (1,532,788) new common shares by Eletrobras, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by Eletrobras, including participation in the results of the current fiscal year.

In this regard, Eletrobras will issue new shares to be delivered to Eletropar's minority shareholders, based on the exchange ratio proposed in the Protocol and Justification. Regarding the exchange ratio of Eletropar's issued shares by the new shares to be issued by Eletrobras, refer to item 5, letter “ e” below.

Furthermore, Eletropar's dissenting shareholders who, in relation to the approval of the Merger, (i) do not vote in favor of the matter; (ii) abstain from voting on the matter; or (iii) do not attend the meeting (referred to as dissenting shareholders) will have the right to withdraw calculated pursuant to article 45, paragraph 1, of the Brazilian Corporate Law (i.e., the net equity value stated in Eletropar's consolidated financial statements as of December 31, 2023), with the right to request the preparation of a special balance sheet, in accordance with the provisions of paragraph 2 of article 45 of the Brazilian Corporate Law.

For clarification purposes only, the Brazilian Corporate Law or any other applicable law does not provide for the right of withdrawal to dissenting shareholders of the merging company (Eletrobras).

For more information about the right of withdrawal, refer to Schedule 8 of the management proposal regarding the Merger ("Management Proposal"), in compliance with Schedule H of CVM Resolution No. 81, of March 29, 2022 ("RCVM 81"); and for more information about the appraisers hired to prepare the reports mentioned above, refer to Schedule 7 of the Management Proposal, in compliance with Schedule L of RCVM 81.

b.              Indemnification Obligations

Not applicable.

c.              Comparative table of the rights, advantages, or restrictions of the shares of the companies involved or resulting from the transaction, before and after the transaction.

There will be no change in the rights, advantages, or restrictions applicable to the shares issued by Eletrobras as a result of the Merger.

As indicated in item 3, letter "a" above, the minority shareholders of Eletropar will receive common shares issued by Eletrobras as a result of the Merger, which will have the same rights, advantages, and restrictions applicable to the other common shares issued by Eletrobras.

The table below indicates the rights, advantages, and restrictions applicable to each share issued by Eletropar, compared to the common shares of Eletrobras:

Comparative table of the rights, advantages, and restrictions of the shares of the companies involved
Company	Before the Merger	After the Merger
Eletropar

(i)               The right to one (1) vote per share on all matters submitted to the general meeting; and

(ii)              Any other rights granted by law and/or applicable regulations, as well as by Eletropar's bylaws and/or stock exchange listing regulations.

(i)               The right to one (1) vote per share on all matters submitted to the general meeting, subject to the voting limitations provided in articles 6 and 7 of Eletrobras' bylaws; and

(ii)              Any other rights granted by law and/or applicable regulations, as well as by Eletrobras' bylaws and/or stock exchange listing regulations.

d.       Possible need for approval by debenture holders or other creditors.

Not applicable.

e.       Assets and liabilities that will form each portion of the equity, in case of a spin-off.

Not applicable.

f.       Intention of the resulting companies to obtain a securities issuer registration.

Not applicable.

4.               Plans for conducting business, especially regarding specific corporate events intended to be promoted.

Eletrobras has prepared its own structure to absorb Eletropar's corporate business. Thus, after the implementation of the Merger, Eletrobras will operate Eletropar's activities, while the latter will be absorbed by Eletrobras and will cease to exist.

5.               Analysis of the following aspects of the transaction:

a.	Description of the main expected benefits, including:

(i)	Synergies

Given the extinction of Eletropar, the Merger will result in: (i) simplification of Eletrobras' corporate structure; (ii) higher levels of corporate governance regarding the activities previously carried out by Eletropar (since such activities will be carried out directly by Eletrobras); and (iii) greater speed in the decision-making process of the activities previously carried out by Eletropar (since this decision-making process will be carried out directly by Eletrobras).

For more synergies, see the strategic advantages mentioned in item 5, letter "a", subitem (iii) below.

(ii)	Tax benefits

Not applicable.

(iii)	Strategic advantages

The merger of companies is an instrument of corporate reorganization and concentration widely used by economic groups in search of synergies, transactional gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process, and increased competitiveness of the and efficiency of the group against competitors.

The main objective of the transaction is to ensure the merger of Eletropar, with its consequent extinction and the assumption of all rights and obligations of Eletropar by Eletrobras.

The Merger of Eletropar, with its consequent extinction and the assumption of all rights and obligations of Eletropar by Eletrobras, is justified as being in the interest of all interested parties.

As a result of the Merger, Eletrobras and its shareholders will enjoy higher levels of corporate governance concerning the activities previously carried out by Eletropar (since such activities will be carried out directly by Eletrobras).

From the perspective of Eletrobras’ shareholders, the Merger is equally relevant and justified, as it unlocks extremely relevant value levers associated with the management and organization of the activities currently carried out by Eletropar, which will ultimately reflect in the expectation of future appreciation and profitability of Eletrobras itself.

From the perspective of Eletropar's minority shareholders, it is benefical to migrate to Eletrobras' shareholder base, which is constituted in the format of a publicly held company with dispersed capital in a true corporation model. In this sense, by becoming shareholders of Eletrobras as a result of the Merger, these agents will have greater liquidity and political power, as they will no longer be minority shareholders of a company with defined control and whose shares have a low level of trading on B3.

Additionally, the Merger presents greater integration and standardization of processes, systems, and practices, including the design of a unified strategy for professional career paths associated with a high-performance culture and meritocracy.

b.	Costs

The Merger presents cost reductions for the Eletrobras group, especially due to the elimination of redundancies and inefficiencies, as well as the more efficient allocation of resources and people.

c.	Risk factors

Not applicable, since Eletrobras is already the controller and holder of almost all shares issued by Eletropar.

d.	In the case of a related-party, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded.

Although the Merger is between related parties (since Eletrobras is the controlling shareholder of Eletropar), no other ways to achieve the same objectives of the Merger were identified.

e.	Exchange ratio

The exchange ratio of Eletropar's issued shares for the new shares to be issued by Eletrobras was calculated and proposed by the managers of the companies involved based on the report of the Independent Committee (as detailed below).

The exchange ratio proposed by the managers in the Management Proposal and the Protocol and Justification is one (1) common share, book-entry and without par value issued by Eletropar for zero point eight (0.8) common share, book-entry and without par value issued by Eletrobras.

Independent Committee

Considering that the Merger is an transaction involving a controlling company, Eletrobras, and a controlled company, Eletropar, to ensure a higher level of corporate governance for the Merger, the board of directors of Eletropar decided, in a meeting held on August 11, 2023, to create a special independent committee, in accordance with CVM Guidance Opinion No. 35, of September 1, 2008 ("Independent Committee").

The Independent Committee's function is to negotiate and establish the exchange ratio applicable to the Merger and submit its recommendation to the board of directors of Eletropar.

The Independent Committee has the following composition:

a)       Mr. Renan dos Santos Antunes, Eletropar director chosen by the majority of the board of directors of Eletropar, in a board of directors’ meeting held on August 11, 2023;

b)       Mr. Carlos Alberto Policaro, Eletropar director elected by the company's shareholders at the Eletropar’s general meeting held on September 11, 2023, where Eletrobras, as the controlling shareholder of Eletropar, abstained from voting, so that the election was carried out solely by the Eletropar's non-controlling shareholders; and

c)       Ms. Lucia Maria Martins Casasanta, jointly chosen by Mr. Renan dos Santos Antunes and Mr. Carlos Alberto Policaro.

After due evaluation and independent discussion, the Independent Committee concluded that the exchange ratio, which ensures the commutativity of the Merger, is one (1) common share, book-entry, and without par value issued by Eletropar for zero point eight (0.8) common share, book-entry, and without par value share issued by Eletrobras, and this recommendation was approved by the Eletropar’s board of directors on March 27, 2025.

f.	In transactions involving parent companies, subsidiaries, or companies under common control

(i)	Share exchange ratio calculated in accordance with article 264 of Law No. 6,404, of 1976

Based on the appraisal report of Eletrobras and Eletropar prepared by EY for the purposes of article 264 of the Brazilian Corporate Law, the exchange ratio of Eletropar shares for Eletrobras shares would be one (1) common share of Eletropar for zero point five two nine six (0.5296) common share of Eletrobras.

(ii)	Detailed description of the negotiation process of the exchange ratio and other terms and conditions of the transaction

The exchange ratio, as well as the other terms and conditions of the Merger, were freely negotiated, agreed upon, and settled between the management of Eletrobras and Eletropar, as independent parties.

Furthermore, the management relied on the report prepared by the Independent Committee, as detailed in item 5, letter “e” above.

(iii)	If the transaction was preceded, in the last twelve (12) months, by an acquisition of control or acquisition of a controlling block:

Not applicable.

(iv)	Justification of why the exchange ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the transaction or, if the exchange ratio is not commutative, detailing the payment or equivalent measures adopted to ensure adequate compensation.

The proposed exchange ratio is fully commutative, as it was freely negotiated, agreed upon, and settled between the management of Eletrobras and Eletropar, as independent parties, and was also supported by the report of the Independent Committee, as detailed in item 5, letter “e” above.

6.               Copies of the minutes of all meetings of the board of directors, fiscal council, and special committees where the transaction was discussed, including any dissenting votes.

Within Eletrobras, the Merger and its ancillary steps were discussed within the Statutory Audit Committee (“CAE”) executive board of officers, board of directors, and fiscal council available on the Company's websites (https://ri.eletrobras.com/), the CVM (https://sistemas.cvm.gov.br/), and B3 (https://www.b3.com.br/pt_br/).

Within Eletropar, the Merger and its ancillary steps were discussed within the Independent Committee, CAE executive board of officers, board of directors, and fiscal council available on the Eletropar's websites (http://www.eletrobraspar.com.br), the CVM (https://sistemas.cvm.gov.br/), and B3 (https://www.b3.com.br/pt_br/).

7.               Copies of studies, presentations, reports, opinions, or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

Eletropar’s Appraisal Report was prepared by PWC, as indicated in item 3, letter “a” above, and appraisal reports for article 264 of Eletropar and Eletrobras by EY, as indicated in item 3, letter “a” and item 5, letter “f”, subitem (i), which are attached to the Management Proposal as Schedules 2, 4, and 5, respectively.

8.               Identification of possible conflicts of interest between the financial institutions, companies, and professionals who prepared the documents mentioned in item 7 and the companies involved in the transaction.

No conflicts of interest were identified between Eletrobras and Eletropar, on one side, and the appraisers mentioned in item 7 above, on the other side.

9.               Drafts of the bylaws or statutory amendments of the companies resulting from the transaction.

Due to the capital increase of Eletrobras resulting from the Merger, the main section of Article 4 of the Eletrobras’ Bylaws must be amended to reflect the new amount of the capital stock and number of shares of Eletrobras and will have the following new wording:

"Article 4 - The capital stock is seventy billion, one hundred thirty-five million, two hundred one thousand, four hundred five Brazilian reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred forty-four thousand, two hundred eighty-six (2,028,544,286) common shares, one hundred forty-six thousand nine hundred twenty (146,920) class 'A' preferred shares, two hundred seventy-nine million, nine hundred forty-one thousand three hundred ninety-three (279,941,393) class 'B' preferred shares, and one (1) special class preferred share exclusively held by the Union, all without par value."

Furthermore, as Eletropar will be extinguished due to the Merger, there is no need to amend its bylaws.

10.            Financial statements used for the purposes of the transaction, in accordance with specific regulations.

For the purposes of article 224, item III, article 226, article 227, paragraphs 1 and 3, of the Brazilian Corporate Law, the net equity of Eletropar was calculated based on its book value, as provided in articles 183 and 184 and permitted by article 226, paragraph 3, also of the Brazilian Corporate Law, determined in the closing balance sheet as of December 31, 2023, of Eletropar, through an appraisal report prepared by PWC.

For the purposes of calculating the right of withdrawal of dissenting shareholders of Eletropar, pursuant to article 45, paragraph 1, of the Brazilian Corporate Law, the net equity value of Eletropar is that stated in the consolidated financial statements of Eletropar as of December 31, 2023, approved at the ordinary general meeting of Eletropar held on April 29, 2024.

For more information on the right of withdrawal of shareholders, see Schedule 8 of the Management Proposal, in compliance with Schedule H of RCVM 81.

11.            Pro forma financial statements prepared for the purposes of the transaction, in accordance with specific regulations.

Not applicable.

12.            Document containing information about the directly involved companies that are not publicly held companies, including:

a.	Risk factors, pursuant to items 4.1 and 4.3 of the reference form.

Not applicable, as Eletrobras and Eletropar are publicly held companies.

b.	Description of the main changes in risk factors that occurred during the fiscal year and expectations regarding the reduction or increase in exposure to risks as a result of the transaction.

Not applicable, as Eletrobras and Eletropar are publicly held companies.

c.	Description of their activities, pursuant to items 1.2 to 1.5 of the reference form.

Not applicable, as Eletrobras and Eletropar are publicly held companies.

d.	Description of the economic group, pursuant to item 6 of the reference form.

Not applicable, as Eletrobras and Eletropar are publicly held companies.

e.	Description of the capital stock, pursuant to item 12.1 of the reference form.

Not applicable, as Eletrobras and Eletropar are publicly held companies.

13.            Description of the capital and control structure after the transaction, pursuant to item 6 of the reference form.

After the Merger, Eletropar will be absorbed by Eletrobras and, therefore, extinguished.

Furthermore, due to the increase in the capital stock of Eletrobras resulting from the Merger, the capital stock of Eletrobras will be seventy billion, one hundred thirty-five million, two hundred one thousand, four hundred five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred forty-four thousand, two hundred eighty-six (2,028,544,286) common shares, one hundred forty-six thousand nine hundred twenty (146,920) class 'A' preferred shares, two hundred seventy-nine million, nine hundred forty-one thousand three hundred ninety-three (279,941,393) class 'B' preferred shares, and one (1) special class preferred share will be divided as follows:

Shareholder	Common Shares	Class ‘A’ Preferred Shares	Class ‘B’ Preferred Shares	Special Class Preferred Shares
Federal Government’s Group	932,312,876	-	37,922,296	1
Others	1,096,231,410	146,920	242,019,097	-
Total	2,028,544,286	146,920	279,941,393	1

14.            Number, class, species, and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to these companies, as defined by the rules that deal with public offers for the acquisition of shares.

After the Merger, Eletropar will be absorbed by Eletrobras and extinguished.

15.            Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules that deal with public offers for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

There are no derivatives referenced in securities issued by Eletropar.

16.            Report covering all transactions carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

a.	Companies involved in the transaction:

(i)	Private purchase transactions:

There were none.

(ii)	Private sale transactions:

There were none.

(iii)	Purchase transactions in regulated markets:

There were none.

(iv)	Sale transactions in regulated markets:

There were none.

b.	Parties related to companies involved in the transaction:

There were no transactions in the last six (6) months involving securities issued by Eletropar or Eletrobras, which have been carried out by related parties of Eletropar or Eletrobras.

17.            Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion No. 35, of 2008.

The full copy of the Independent Committee's report is attached as Schedule 3 to the Company’s Management Proposal.

Schedule 7

Information about the appraisers in the context of the Merger

(Schedule L of RCVM 81)

1.               List the appraisers recommended by management

Pricewaterhousecoopers Auditores Independentes Ltda., a limited liability company, headquartered at Avenida Brigadeiro Faria Lima, No. 3.732, 16th floor, parts 1 to 6, Itaim Bibi, city of São Paulo, State of São Paulo, ZIP Code 04538-132, registered with the National Register of Legal Entities (CNPJ) under No. 61.562.112/0001-2 (“PWC”), which was contracted by Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras”) and Eletrobrás Participações S.A. (“Eletropar” and,. jointly with Eletrobras, the “Companies”), subject to the ratification of such engagement by the shareholders of the Companies, for the purposes of preparing an appraisal report on the value of Eletropar's book net equity (“Appraisal Report”), as calculated in the closing balance sheet as of December 31, 2023, for the purposes of the merger of Eletropar by Eletrobras (“Merger”), which was proposed to the shareholders of the Companies in the management proposal of each Company regarding the Merger (“Management Proposal”).

Ernst & Young Assessoria Empresarial Ltda, a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 1.909, Vila Nova Conceição, ZIP Code 04543-907, SP Corp Tower Torre Norte, 9th floor, suite 91, registered with the National Register of Legal Entities (CNPJ) under No. 59.527.788/0001-31, which was engaged by the Companies, subject to ratification of such engagement by the shareholders of the Companies, for the purpose of preparing the appraisal report of article 264 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law“), of Eletrobras and Eletropar (“Appraisal Reports of Article 264”), for the purposes of the Merger, which was proposed to the shareholders of each Company in the respective Management Proposal.

2.               Describe the qualifications of the recommended appraisers

The Appraisal Report was prepared by PwC Brasil (“PwC”). It has been in the country for more than one hundred (100) years and has around four thousand (4,000) professionals spread across fifteen (15) offices in all Brazilian regions. It has a community of solvers who are ready to solve any challenge, regardless of the size or segment in which your company operates. With this approach, PwC aims to build trust in society and solve important problems. The most innovative organizations seek to obtain the best possible value from existing assets and investments, as well as from new acquisitions, investments and complex corporate agreements. At the same time, regulators are demanding more transparency through fair value reporting, emphasizing the importance of valuation and value analysis. PwC prepares robust value opinions to meet your regulatory and compliance requirements, such as: purchase price allocation, tax valuations, impairment testing, valuation of options and financial instruments, real estate, plant and equipment values, business and equity valuations and dispute valuations. By bringing together professionals with extensive experience in valuation, technical accounting (US GAAP and IFRS), financial reporting, tax, business structuring, asset management and sector knowledge, PwC is able to offer a differential: an integrated business, accounting, tax and valuation advisory model.

The Appraisal Reports of Article 264 of Eletrobras and Eletropar were prepared by Ernst & Young Assessoria Empresarial Ltda (“EY”), a company constituted under Brazilian law and an independent member firm of Ernst & Young Global, one of the leading global auditing, consulting, and business advisory firms. Ernst & Young currently has offices in twelve (12) cities in Brazil and has more than seven thousand (7,000) employees in the country. EY's Strategy and Transactions (SaT) service line provides services related to aspects of Corporate Finance (Mergers and Acquisitions, Project Finance, Financial Strategy, Valuation Modeling and Economics, Fixed Asset Valuation), Due Diligence services and Operations and Strategy. The Corporate Finance area of EY's SaT department was responsible for preparing the reports. The review process followed at EY is meticulous and consists of several stages, in which qualified professionals from all hierarchical levels, who participated and who did not participate directly in the work, are engaged. Specifically in the Corporate Finance area, which is responsible for preparing the Appraisal Reports of Article 264, all the models/spreadsheets and appraisal reports go through a review process initiated by the technical team responsible for the project. To ensure the quality of the project, the models/spreadsheets and reports are reviewed both by the partner responsible for the work and by an independent review partner who was not directly involved in the project. The project was conducted by professionals with experience in Company Valuation, Financial Advisory and Corporate Finance from EY's SaT Department, for various purposes, including reports for the Merger.

3.               Provide copies of the work proposals and remuneration of the recommended appraisers

The work proposal and remuneration proposal presented by PwC for the work described in item 1 above is attached to the Management Proposal as Schedule 7-A.

The work proposals and respective remuneration proposals submitted by EY for the work described in item 1 above are attached to the Management Proposal as Schedule 7-B.

4.               Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and related parties to the company, as defined by the accounting rules that address this matter

EY provided the following services for Eletrobras, Eletropar and/or their related parties:

•                 Economic and financial assessment of Eletrobras, its Special Purpose Entities (SPEs), affiliates and subsidiaries, as well as its then wholly-owned subsidiaries Chesf, Furnas, CGT Eletrosul and Eletronorte, on the base date of June 30, 2022, in the context of Eletrobras' corporate reorganization process, specifically regarding the merger by Eletrobras of the shares issued by the aforementioned subsidiaries.

•                 Provision of services for the financial, accounting, tax, labor and environmental due diligence of Madeira Energia S.A. (MESA), the controller of the Usina Hidrelétrica Santo Antônio (SAESA), in addition to the analysis of the accounting impacts of the business combination and analysis of the characteristics of its debt and the potential effects of its consolidation in Furnas. In addition, an economic and financial assessment of MESA and SAESA was carried out, using the Discounted Cash Flow (FCD) methodology, to support Furnas management in its internal process related to the capital contribution made in MESA. Preparation of the economic and financial assessment of the transmission companies in the Complexo Transmineiras and Lago Azul de Furnas.

•                 Compliance analysis of the Eletrobras and Furnas officers' appraisals.

•                 Identification of tax credits (Furnas, Eletronuclear, CHESF, Eletronorte and Eletrosul).

•                 Accounting and tax consultancy for Eletronorte.

PWC provided the following services for Eletrobras, Eletropar and/or their related parties:

Recurrent services – Annual

•	Audit of financial statements and internal controls over financial reporting for PCAOB purposes - Eletrobras
•	Audit of financial statements to comply with CVM requirements - Eletrobras
•	Audit of financial statements to comply with CVM requirements - Chesf
•	Audit of financial statements to comply with CVM requirements - Eletropar
•	Audit of financial statements – Furnas
•	Audit of financial statements – CGT Eletrosul
•	Audit of financial statements – Eletronorte
•	Audit of financial statements – Eletronuclear
•	Audit of financial statements – Madeira Energia S.A
•	Audit of financial statements – Santo Antônio Energia S.A.
•	Audit of financial statements – Mata de Santa Genebra
•	Audit of financial statements – Belo Monte Transmissora de Energia
•	Audit of financial statements – Chapecoense Geração S.A.
•	Audit of Regulatory Financial Statements – Furnas
•	Audit of Regulatory Financial Statements – CGT Eletrosul
•	Audit of Regulatory Financial Statements – Eletronorte
•	Audit of Regulatory Financial Statements – Belo Monte Transmissora de Energia
•	Review of fiscal and tax procedures – Eletrobras
•	Review of fiscal and tax procedures – Furnas
•	Review of fiscal and tax procedures – Chesf
•	Review of fiscal and tax procedures – Eletronorte
•	Review of fiscal and tax procedures – CGT Eletrosul
•	Review of fiscal and tax procedures – Eletronuclear
•	Review of fiscal and tax procedures – Madeira Energia S.A.
•	Review of fiscal and tax procedures – Belo Monte Transmissora de Energia
•	Review of fiscal and tax procedures – Chapecoense Geração S.A.
•	Regulatory asset control – ANEEL – CGT Eletrosul
•	Regulatory asset control – ANEEL – Furnas
•	Regulatory asset control – ANEEL – Chesf
•	Regulatory asset control – ANEEL – Eletronorte
•	Audit of the annual sustainability report – Eletrobras
•	Audit of the annual greenhouse gas emissions report – Eletrobras

Recurrent services – Quarterly

•	Review of quarterly information – Eletrobras
•	Review of quarterly information – Chesf
•	Review of quarterly information – Eletropar
•	Review of Interim Financial Statements – Furnas
•	Review of Interim Financial Statements – Eletronorte
•	Review of Interim Financial Statements – CGT Eletrosul
•	Review of Interim Financial Statements – Eletronuclear
•	Review of Interim Financial Statements – Madeira Energia S.A.
•	Review of Interim Financial Statements – Santo Antônio Energia S.A.
•	Review of Interim Financial Statements – Belo Monte Transmissora de Energia
•	Review of Interim Financial Statements – Mata de Santa Genebra
•	Review of Interim Financial Statements – Chapecoense Geração
•	Review of fiscal and tax procedures – Eletrobras
•	Review of fiscal and tax procedures – Chesf
•	Review of fiscal and tax procedures – Eletropar
•	Review of fiscal and tax procedures – Furnas
•	Review of fiscal and tax procedures – Eletronorte
•	Review of fiscal and tax procedures – CGT Eletrosul
•	Review of fiscal and tax procedures – Eletronuclear

Eletrobras Participações S.A. - Eletropar

Docusign Envelope ID: 45A486ED-C3B2-4B75-B35B-97863C4C457F

www.pwc.com.br

Eletrobras Participações S.A. - Eletropar

Professional Services Contract Letter

October 2024

pwc

Attention: Mr. Ivo Sergio Baran

Hon. Sirs
Eletrobras Participações S.A. - Eletropar
Rua São Bento, 1 - sala 902 - Centro
20080-010
Rio de Janeiro - RJ

October 3, 2024

Dear Sirs,

1 PricewaterhouseCoopers Auditores Independentes Ltda., established in the capital of the State of São Paulo, with a branch at Rua do Russel, 804, sala 701 do 7º andar, Edifício Manchete, Gloria, CEP 22210-907, in the city of Rio de Janeiro - RJ, enrolled with the CNPJ/ ME under no. 61.562.112/0001-20, ("PwCAI") thanks you for the opportunity entrusted to carry out auditing work. The purpose of this letter is to confirm our understanding of the responsibilities - of this firm and of you - in relation to the work as auditors of Eletrobras Participações S.A. - Eletropar ("Company"), for the year ended December 31, 2023, for the issuance of the appraisal report of the accounting net equity of Eletrobras Participações S.A. - Eletropar ("Eletropar") determined through the accounting books on December 31, 2023 ("accounting equity valuation report"). The terms of this letter shall remain in force until modified in writing, with the consent of both parties.

2 We will issue an appraisal report of the shareholders' equity calculated through the accounting books of Eletrobras Participações S.A. - Eletropar on December 31, 2023 and its corresponding annexes, prepared in accordance with accounting practices adopted in Brazil. Our report will be based on audit procedures applied to the balance sheet of Eletrobras Participações S.A. - Eletropar. This examination will be conducted in order to support the appraisal report of the accounting shareholders' equity.

At the end of our audit examination, we will issue and forward to Eletrobras Participações S.A. - Eletropar, the appraisal report of the Company's accounting shareholders' equity, in Portuguese and English.

3 We will discuss a work schedule with you, which will include a final visit when the balance sheet is made available for our examination. We expect to deliver a draft of our valuation report for your review in approximately two weeks after the conclusion of our fieldwork, and to issue our report in definitive form as soon as we receive the management representation letter. Compliance with the above deadlines is directly linked to timely delivery by Eletrobras Participações S.A. - Eletropar of all the documents, information and letter of representation required to carry out our services.

4 Our appraisal report on the shareholders' equity of Eletrobras Participações S.A. - Eletropar will express our conclusion on the book value of the shareholders' equity of Eletrobras Participações S.A. - Eletropar, including any adjustments identified during our examination.

In addition, our report may include an emphasis paragraph or other matters, in the circumstances also provided for in the auditing standards.

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PricewaterhouseCoopers Auditores Independentes Ltda., Rua do Russel, 804, 7º, Ed. Manchete,
Rio de Janeiro, RJ, Brazil, 22210-907
T: 4004-8000, www.pwc.com.br

Eletrobras Participações S.A. - Eletropar
October 3, 2024

5 Our examination will be conducted in accordance with the professional and ethical standards related to independent auditing applicable in Brazil, that is, those emanating from the professional and technical standards of the Federal Accounting Council (CFC). These standards require that the auditor comply with the relevant ethical requirements set forth in the Code of Professional Ethics and Professional Standards, issued by the CFC, and that the audit be planned and performed with the objective of obtaining reasonable assurance that the balance of accounting equity is free from material misstatement. An audit involves performing procedures to obtain audit evidence regarding the amounts accounted for. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in accounting equity, whether due to fraud or error.
The risks of not detecting a material misstatement resulting from fraud are greater than those arising from errors, as fraud may involve intentional acts of circumventing internal controls, collusion, forgeries, omissions or misrepresentations and representations. An audit also includes the assessment of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management.

6 Reasonable assurance means a high level of assurance, but not the assurance that an audit conducted in accordance with Brazilian and international auditing standards will always detect any existing material misstatements. Misstatements may arise from fraud or error and are considered material when, individually or in the aggregate, they may reasonably influence the economic decisions of users made on the basis of such financial information.

7 Because of the inherent limitations of auditing, coupled with the inherent limitations of internal control, there is an unavoidable risk that some material misstatements may not be detected, even if the audit is properly planned and performed in accordance with auditing standards.
In our risk assessment, we will consider the internal control relevant to the preparation of the balance sheet of Eletrobras Participações S.A. - Eletropar, to plan audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Eletrobras Participações S.A. - Eletropar. However, we will communicate in writing any significant deficiencies in internal control relevant to the balance sheet that we identify during the audit. This report is for the exclusive use of management.

8 The balance sheet to be audited is prepared under the responsibility of management. Management is responsible for the preparation and fair presentation of the balance sheet in accordance with Brazilian accounting practices and international accounting standards, as applicable, and for such internal control as is necessary to ensure that the balance sheet is free from material misstatement, whether due to fraud or error. The contracting of auditing services for the balance sheet and the issue of a valuation report for accounting equity does not release management from this responsibility. In addition, management is responsible for providing the auditor with access to all relevant information known to management for the preparation of the balance sheet, such as records, documentation and other matters, as well as additional information that the auditor may request from management for audit purposes and unrestricted access to persons at Eletrobras Participações S.A. - Eletropar that the auditor determines is necessary to obtain audit evidence.

9 As required by auditing standards, we inquired of Eletropar's management and other personnel about the assertions in the balance sheet and the effectiveness of internal control over financial reporting, recording and operations. Auditing standards also

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Docusign Envelope ID: 45A486ED-C3B2-4B75-B35B-97863C4C457F

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Eletrobras Participações S.A. - Eletropar
October 3, 2024

establish that we must obtain a letter of representation from senior management, including the CEO, on significant issues and basic statements in relation to the equity valuation report.

In addition, management agrees to report facts that may affect the appraisal report of shareholders' equity of which it became aware during the period between the date of the appraisal report of shareholders' equity and the date on which the report was made available. The results of our audit tests, the answers to our inquiries and the written statements of the management will constitute the evidence on which we intend to place our trust when forming our conclusion expressed in the appraisal report of the accounting shareholders' equity.

10 The primary responsibility for the prevention and detection of errors and fraud lies with Eletropar's management.
Thus, an effective structure of internal controls reduces the possibility that they will occur or, at least, contributes to their detection, both by managers and independent auditors.

11 Consequently, although we cannot guarantee its detection, our work is planned and executed to obtain reasonable, but not absolute, assurance that any errors or fraud that may have a material effect on the balance sheet will be detected. The audit is based on the concept of testing samples of the data under examination and is therefore subject to limitations; therefore, errors and fraud that may have a direct effect on the balance sheet may not be detected.

In addition, consideration of existing control systems will not be sufficient to enable us to attest to the safety and effectiveness of internal controls associated with operations, records and financial reporting.

12 Our examination in accordance with the auditing standards does not include a detailed audit of transactions to the extent necessary to detect errors and fraud that do not have a material effect on shareholders' equity; however, if they come to our knowledge, we will notify you. In this context, the concept of relevance is considered in relation to accounting shareholders' equity and not by its absolute or isolated effect.

13 In the event that you intend to publish or reproduce our equity valuation report, whether in printed or electronic form (e.g. on a website), or even make any other reference to PwCAI in a document containing other information, it is mutually agreed that PwCAI will be provided with the draft of said document to read, review and approve before it is distributed to third parties (regulatory bodies, stock exchanges, etc.) and the report is included therein. We emphasize that our report must always be reproduced in full, including the annexes.

14 Notwithstanding the foregoing, in the event that you decide to include our equity valuation report in public offering documents or any other form of document, you agree to obtain our prior consent or authorization. Likewise, no reference to PwCAI may be made in such documents without our prior consent. This consent is required even in situations where the balances audited or reviewed by PwCAI are from previous periods. In any case, we need to read the material with which we are associated, and the corresponding fees will be invoiced in due course. Any work related to issuing reports, comfort letters or other documents of this type must be contracted separately.

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Eletrobras Participações S.A. - Eletropar
October 3, 2024

15 The regulations established by some countries include the requirement that the auditor be registered in that country if the Company makes an offer or files financial information with the accounting equity valuation report. The potential consequences of non-compliance with this requirement to register the auditor in a timely manner could be serious for both PwCAI and the Company. The Company agrees that our equity valuation report, or reference to us, will not be included in an offer document with a regulatory body, or equivalent, domiciled abroad without our prior written consent. Any agreement to carry out work in connection with an offer, including our consent, will be subject to a separate service contract.

16 Eletrobras Participações S.A. - Eletropar agrees to provide, in a timely manner, a copy of any correspondence, notices or requests issued by the regulatory bodies to which the Company is subject and which are directly or indirectly related to the aforementioned appraisal report and, therefore, may be of interest to the independent auditor. Eletrobras Participações S.A. - Eletropar agrees, in addition, in cases not prohibited by law, to immediately inform PwCAI of the receipt of any official communication, letter, notification, assessment, diligence, court order or request ("communications" or "communications") from authorities requiring the submission of information and/or clarifications regarding fraud or allegations of fraud, or non-compliance with laws or regulations. Eletrobras Participações S.A. - Eletropar also undertakes to provide a copy to PwCAI of the manifestations, responses, considerations and other communications maintained with such authorities in response to the communications received.

17 The examination will be conducted primarily for the purpose of issuing a valuation report on the accounting net equity in connection with the merger of Eletrobras Participações S.A. - Eletropar by Centrais Elétricas Brasileiras S.A. - Eletrobras and will not be planned or conducted to meet other transactions or specific expectations of third parties; consequently, matters of possible particular interest to third parties may not be specifically addressed. There may be matters that would be assessed differently by third parties, possibly in connection with another particular transaction.

18 PricewaterhouseCoopers refers to the global group of PricewaterhouseCoopers firms, each of which constitutes a fully autonomous and independent legal entity, organized as a network of companies. PwCAI may, at its discretion, use and/or subcontract the resources of other PwC firms, and/or third parties (hereinafter "PwC Subcontractors"), inside or outside Brazil, in connection with the provision of services and/or for the purposes of compliance with internal, administrative and/or regulatory requirements. Each PwC Subcontractor is subject to confidentiality requirements substantially similar to those of PwCAI. Accordingly, you agree that PwCAI may provide information, which PwCAI receives in connection with this agreement to PwC Subcontractors for such purposes. PwCAI shall be solely responsible for the provision of services (including those performed by PwC Subcontractors) and the protection of information provided to PwC Subcontractors.

19 Notwithstanding the foregoing paragraph, during the performance of the audit services, PwCAI may, at its discretion, use the resources of other companies and companies that are part of the PricewaterhouseCoopers worldwide network ("Other PricewaterhouseCoopers Firm(s)"). However, PwCAI is and will remain exclusively responsible for drawing up and issuing the reports relating to this contract letter. Any professional from Other PricewaterhouseCoopers Firm(s) involved in the provision of the services provided for in this contract letter will act only on behalf of PwCAI. PwCAI assumes full and exclusive responsibility for the actions of the professionals of Other PricewaterhouseCoopers Firm(s) involved in the execution of the services provided for in this instrument.

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Eletrobras Participações S.A. - Eletropar
October 3, 2024

20 As established in Law no. 13.709/2018 ("General Personal Data Protection Law" or "LGPD") and considering the activities provided for in this contract letter, in the development of any operation or set of operations ("Processing") involving information from an individual ("Holder") that identifies or makes it identifiable ("Personal Data"), arising from the execution of this Contract, each Party will act as a Singular CONTROLLER, and the Parties undertake to observe and comply with the following provisions:

(a) The Parties represent and warrant that any and all Processing activities must meet the purposes of this Contract and be carried out in accordance with the legislation applicable to the Processing of Personal Data, in particular, but not limited to Law no. 13.709/2018 ("LGPD"), and with the rules, guidelines and procedures published by regulatory entities, including the National Data Protection Authority ("ANPD").

(b) The Parties shall adopt rules related to the implementation of security, technical and administrative measures, capable of protecting Personal Data from unauthorized access and accidental or unlawful events of destruction, loss, alteration, communication or dissemination or any other occurrence arising from inappropriate or unlawful Processing, implementation of a privacy governance program, structuring of incident response and remediation plans, and the Parties shall maintain a procedure to identify, resolve and eliminate Incidents involving Personal Data processed under the Contract and cooperate with each other in the investigation of such Incidents.

(c) Eletropar is responsible for legitimizing all personal data of data subjects that will be shared with PwCAI, including those whose consent of the data subject is necessary, and Eletropar is responsible for the accuracy of this data, and must also exclude sensitive personal data and inform PwCAI of any changes that may affect the duties of the data subject whose data is being processed.

(d) It is Eletropar's responsibility to anonymize the data to be submitted to PwCAI when such data is not required for the provision of services. PwCAI may refuse to receive such data and/or return such data or information that may not be anonymized until Eletropar does so.

(e) Each Party shall inform the other Party of any deletion, anonymization or blocking of Personal Data carried out as a result of complying with the request of the Holder or ANPD, so that, when applicable and necessary, they repeat the same procedure.

(f) If there is good reason, make available to the other Party documentation necessary to demonstrate compliance with the obligations established in the Contract and in the applicable legislation, with the exception of trade secrets and information protected by secrecy.

(g) Each Party shall be responsible for the Processing of Personal Data it carries out, exempting the other Controller from any responsibility and shall be liable to the Subjects, ANPD or any other body or authority in relation to said Processing.

(h) Insofar as it is consistent with the Processing of Personal Data provided for in the Contract, the Parties undertake to, whenever necessary, mutually collaborate to meet the rights of the Data Subjects as set out in article 18 of the LGPD, as well as requests from the ANPD or any other body or

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October 3, 2024

authority, in cases where the requests are related to the Personal Data that is shared between the Parties by virtue of this Contract. Thus, whenever requested by one of the Parties, the other Party shall assist in meeting the requests made by Subjects or authorities, providing the information requested by the other Party in a timely manner to meet the request, or within a maximum period of two (2) business days.

(i) In the event that actions are brought by the Personal Data Subjects against the Parties, or notifications are received by the Parties from any public bodies, based on the misuse of Personal Data resulting from a failure in the Processing of the Data by one of the Parties, or by any Operators under the responsibility of the Parties, the right to indemnification, recourse action and other measures necessary to ensure the rights of the injured Party is guaranteed.

21 As you are aware, there are several rules in force aimed at combating money laundering crimes and related provisions, including Laws 9.613/98 and 12.683/12, which determine that auditors, advisors and accounting, tax and business consultants are obliged to inform the Financial Activities Control Council (COAF) of any of the circumstances mentioned in the aforementioned laws and regulations approved by COAF and/or other bodies regulating the professional activities carried out by PwCAI. The parties undertake to strictly comply with these laws, as well as Law no. 12.846/2013 ("Anti-Corruption Law"). Any reporting obligations to which PwCAI is subject under the aforementioned laws, if required to be made by PwCAI, do not and shall not constitute a breach of the duty of professional and/or contractual secrecy to which PwCAI is also subject.

22 Methodologies, tools and working papers and files created by us in the course of our audit work, including documents and electronic files, are the exclusive property of PwCAI, according to the rules that regulate our professional practice.

23 In addition, in order to provide our professional services as quickly and objectively as possible, we may use electronic messages (e-mail), the transmission of which may be intercepted, corrupted, lost, destroyed, arrive late or incomplete, or even be improperly altered by third parties, despite all our measures to protect against the violation of our electronic communication systems.

24 It is agreed that the offer and consequent contracting, by one party by the other, of the professionals and agents directly involved in the provision of the Services of this Letter, including the members of the audit team, during its term, may only occur upon prior evaluation by PwC of any conflicts of independence that this contracting may cause.

25 Our fees are estimated based on the time spent by the professionals allocated to the work. Individual hourly rates vary according to the level of responsibility involved and the experience and skill required. We estimate that our fees for this audit work will total R$ 75,570.00 (seventy-five thousand, five hundred and seventy reais). This estimate takes into account the combined level of preparation and assistance of Eletropar's staff; if we are not provided with this assistance or other circumstances occur that result in an increase in the actual time in relation to the estimate, we will bring this to the attention of management.

26

7 of 9

Docusign Envelope ID: 45A486ED-C3B2-4B75-B35B-97863C4C457F

pwc

Eletrobras Participações S.A. - Eletropar
October 3, 2024

27 Our fees assume the following:

(a) The support of Eletropar's staff, with a view to the prior preparation of analyses (requests for analyses) and reconciliations of accounts, necessary for the process of closing the accounts and preparing the balance sheet, indispensable for the audit examination, as well as identifying and separating documents on file and providing information in response to our inquiries.

It should be noted that the correct and complete completion of requests for analysis (to be submitted in advance), in a timely manner, is of fundamental importance for our work to be carried out efficiently and in accordance with the proposed budget of hours. The process we have adopted, of asking our clients to prepare such analyses and statements, is really advantageous and economical, as our time can be devoted exclusively to reviewing the information and data relating to the accounts, rather than compiling them.

(b) Extraordinary consultations involving our specialized departments or special services will be the subject of fee notes separate from the above-mentioned installments, after your consideration and prior approval.

(c) Expenses for transportation (air or ground), stays, meals, telephone calls, faxes, ground tickets, mileage, etc. will be charged separately, periodically and by means of debit notes, at cost.

(d) The fees will be subject to review by the parties whenever there is a contractual imbalance due to changes in the country's economic and financial environment, or in the event of an increase in the scope of the services contracted, which will be formalized in writing by means of an addendum signed by both parties.

28 Eletropar will make the payment until the expected day of its maturity. In the event of late payment, Eletrobras Participações S.A. - Eletropar, by right, will be constituted in arrears and will be obliged to pay the amount in arrears, plus a fine of 2% (two percent), default interest of 1% (one percent) per month, in addition to monetary correction pro rata die by the General Market Price Index (IGPM), published by the Getúlio Vargas Foundation. Late payment will allow PwCAI, at its discretion and without prejudice to the possibility of terminating this contract, to suspend the provision of services until payment is regularized, upon express notice to Eletropar, which will not give rise to any claim by Eletropar regarding the contractual deadlines, which will be postponed for as many days as the delay mentioned herein.

29 Any additional service that you may request and that we agree to provide will be contracted in writing, separately.

30 We want to provide you with high-quality services that meet your needs on a regular basis.
If, at any time, you wish to discuss with our professionals any way of improving our services, or if you disagree with any aspect of them, please inform the managing partner immediately.
If, for any reason, you prefer to analyze these aspects with others, you may contact Rafael Alvim, leader of the Rio de Janeiro office. In this way, we can ensure that you will be attended to with due attention and at the correct time.

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Docusign Envelope ID: 45A486ED-C3B2-4B75-B35B-97863C4C457F

Eletrobras Participações S.A. - Eletropar
October 3, 2024

31 Regardless of this, PwCAI has a system for monitoring its clients' satisfaction through interviews and questionnaires, presented on a sample basis each year.

32 The agreement formalized in this letter will be governed by and interpreted in accordance with the provisions of the laws of the Federative Republic of Brazil, and the forum of Rio de Janeiro is hereby irrevocably agreed and accepted to settle any claim, litigation or controversy, including, without limitation, claims for compensation or counterclaims arising out of or related to this contract. Each of the parties irrevocably waives any claim that the action has been brought in a non-applicable jurisdiction or that such courts lack jurisdiction.

33 We kindly ask you to acknowledge receipt of this letter and express your "agreement" with the terms of our contract, returning to us the copy attached herewith with your signature affixed in the space below reserved. If the "agreement" cannot be given within the next 30 days, we reserve the right to review the terms, conditions and terms of this contract letter.

34 If you need additional information or wish to discuss the terms of our contract in more detail, we will be available to provide you with the necessary clarifications.

Sincerely,

DocuSigned by:
Guilherme Naves Valle
E63126604DEE407...

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/F-5

Guilherme Naves Valle
Accountant CRC 1MG070614/O-5

In agreement:

____
Eletrobras Participações S.A. - Eletropar

____
Date

Witnesses:

DocuSigned by:
Desiree Bitencourt
52A464C9593E484...

____
Name:
CPF:

____
Name:
CPF:

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Technical and commercial proposal

Eletrobras

Corporate Restructuring Eletropar

Technical and commercial proposal

January 29, 2025

The better the question. The better the answer.
The better the world works.

EY
Building a better working world

Context

1. Our understanding and suggested approach
2. Schedule and fees
3. Our team
4. Attachments

Independence and conflict of interest

The herein mentioned services were sent to the EY Brazil's internal approval process, in accordance with our risk and independence policy. Our final hiring is conditioned to this approval.

Centrais Elétricas Brasileiras S.A. - Eletrobras

We are pleased to present our quotation for rendering professional services to Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras", "Company", "Parent Company" or "Client") related to the economic-financial evaluation ("Valuation") of Eletrobras and Eletrobras Participações S.A. - Eletropar ("Eletropar" or "Subsidiary") using the methodology of comparable company multiples and/or comparable transaction multiples ("multiples"), as of 09/30/24 or another base date to be defined ("base date"), aiming to support the corporate restructuring process between Eletrobras and Eletropar ("Eletropar" or "Controlled").

We understand that our work will be used by the Client exclusively to support the management of Eletrobras ("Management") in the context of the corporate restructuring of the Subsidiary and therefore should not be used for any other purpose, including any type of transaction and/or financing support, or as support for the preparation of its financial statements and/or the evaluated assets. It is important to emphasize that our work will be based on accounting and managerial information to be provided by the Client, which will not be subject to any verification or audit procedures.

This document is not an agreement or a contract, but rather a description of the terms and conditions for performing the services proposed by EY Assessoria Empresarial Ltda. ("EY"). Once the scope of work, fees, and commercial guidelines have been approved, the engagement letter will be provided to the Company. The services mentioned herein were sent to EY's internal approval process, in accordance with our risk and independence policy. Our final hiring is conditioned to this approval.

We appreciate the opportunity to present our services to Eletrobras and we are available for any further clarifications.

Rafael Max
Partner
Strategy and Transactions

Thiago Ávila
Senior Manager
Strategy and Transactions

Page 2

EY

Context

Corporate restructuring process involving Eletrobras and Eletropar

- As part of the restructuring process of Eletrobras after privatization, the Parent Company's management plans to merge its subsidiary Eletropar, with Eletrobras assuming all rights and obligations.
- The merger process of the Company must follow the requirements of Article 252 of the Brazilian Corporate Law (Law 6.404/1976) and Brazilian Securities Commission's (CVM) Pronouncement 35.
- At the beginning of the merger process, a notice of meeting for the Company's shareholders regarding the Extraordinary General Shareholders' Meeting (EGM) must be prepared, including all necessary information as stipulated in CVM Instruction 481.
- Hold an EGM in both Companies to approve the purpose of the operation, as provided in Article 252 of the Brazilian Corporate Law. A justification protocol, accounting report, and market value report must be prepared (Article 264 of the Brazilian Corporate Law - share exchange ratio).
- Art. 264: "in the merger of a controlled corporation into its controlling corporation, the justification presented to the Extraordinary General Shareholders' Meeting (EGM) of the controlled corporation shall contain, in addition to the information required by Articles 224 and 225, a calculation relating to the share exchange ratio of shares owned by the noncontrolling shareholders of the controlled corporation, based on the net value of the shares of both the controlling and controlled corporations, the assets and liabilities of both corporations being valued according to the same criteria and on the same date, at market prices, or according to other criteria indicated by the Brazilian Securities Commission (CVM) for publicly-held corporations."
- For the purposes of this work, we consider valuation using the methodology of comparable company multiples and/or comparable transaction multiples as the valuation criteria for determining the terms of the share exchange between the Subsidiary and the Parent Company.
- **It is worth mentioning that the valuation methodology suggested below does not consider a legal and corporate analysis by EY regarding the valuation perimeter, nor the legal requirements that need to be observed for a possible share merger process according to Art. 264 of the Brazilian Corporate Law and therefore should be validated by Eletrobras and its legal advisors.**

Page 4

Eletrobras Participações S.A.

Eletropar was created by Law No. 9,163 in December 1995. It is a mixed-capital publicly traded corporation controlled by Eletrobras, which corporate purpose is to hold equity interests in companies in the electric sector and other corporations.

Since June 2022, Eletropar is no longer a state-owned company, as the Union ceased to be the majority shareholder of Eletrobras. As a consequence, it is no longer classified as a company that is part of the Public Administration.

Eletropar holds interests in 5 assets ("Invested Companies"), based on the information presented in Eletropar's financial statements as of 12/31/2022, as shown below. The diagram below also presents the suggested valuation methodology for each of the Invested Companies, based on the information available as of the base date.

Eletrobras
83.71%
Minority shareholders
16.29%
Eletropar
CTEEP
0.73%
EMAE
1.42%
Eletronet
49.00%
TAESA
0.06%

Page 5

EY

Scope of work - Eletrobras

The valuation of Eletrobras will be carried out based on the methodology of comparable company multiples, as detailed below, which must be validated by Eletrobras considering the analyses of its legal advisors.

- Value of Eletrobras based on comparable company multiples, in the context of the Market Approach.
  - The Multiples methodologies measure the value of an asset or business based on the comparison between the operational metrics and the market value, in the case of publicly traded companies, or the value paid in recent private transactions, of comparable companies or companies operating in the same sector as the analyzed company.

The proposed scope of work includes:

1. Kick-off meeting to align expectations and understand the assets to be evaluated;
2. Analysis of Eletrobras' historical financial statements and understanding of the historical evolution of its operations;
3. Research on the available public information of companies that operate at the same sector, to obtain operational, financial, and comparable transaction multiples;
4. Estimation of the economic value of Eletrobras;
5. Preparation of a valuation report containing the main considerations and assumptions adopted, after Management approval;
6. Support in negotiations and analyses related to the share exchange ratio within the scope of the corporate restructuring process; and
7. Support Management in both Board and Committee meetings, and negotiations with third parties related to the Eletrobras valuation report, adjusting it when necessary and applicable.

Page 6

EY

Scope of work and Deliverable

Our work will be based on the financial statements and/or market information available for the evaluated assets. Therefore, some assumptions adopted during the evaluation will be based on future events, which are part of the expectations of Management and EY professionals at the time of the work, and which may not occur and/or may change in the future.

The scope proposed for our valuation work does not include the following activities:

- Any verification or audit procedures on historical accounting and managerial information provided to us by Management;
- The individual valuation of assets or liabilities of the evaluated assets;
- The determination of the fair value of assets and/or liabilities related to retirement plans or pension funds of the evaluated assets (if any, these will be considered at book value);
- The determination of contingencies not recorded in the financial statements of the evaluated assets, including any environmental liabilities;
- The fair value evaluation of contingent assets or liabilities of the evaluated assets (if any, these will be considered at book value);
- Support on any type of transaction involving the evaluated assets; and
- Support on the accounting of the indicated values.

The final deliverable of the proposed scope will be:

- 1 (one) report in Portuguese and 1 (one) report in English, containing the results of the proposed analyses, our estimates/expectations of value for Eletrobras, as well as a description of the methodologies and assumptions used in the calculation of values.

Page 7

Schedule

According to the proposed scope of work, we estimate that our work will be completed within approximately 4 (four) weeks after receiving all the required information for the execution of the work and the commencement of the analysis.

The execution of the work must follow the following macro steps.

4 weeks
Week 1
Gathering of information by Eletrobras
Processing of the provided information and gathering of public information
Kick off
Sending the Information Request List
Week 2-3
Analysis of multiples information
Validation of the methodology selected a priori
Elaboration of the valuation report
Week 4
Draft report for Management's review, to be followed by the issuance of the final report
Delivery of the final report

Page 9

EY

Fees

Fees

Based on the scope of work described in this quotation, the professionals who will be involved in the work, and the estimated hours to be incurred by them, EY estimates its fees as follows:

Net Fees	R$ 90,037.50
Taxes (PIS/Cofins and ISS)	R$ 14,962.50
Total fees including taxes (R$)	R$ 105,000.00

The fees consider the taxation applicable to the provision of services: COFINS (7.60%), PIS (1.65%), and ISS (5%). Payment will be made 100% upon delivery of the draft report, due in 21 days.

Completion of Work

The issuance of the report for the Company, containing the results of the proposed analyses, our estimates/expectations of value for the assets, as well as a description of the methodologies and assumptions used in calculating the determined values, will declare the conclusion of our services.

Basis for Calculating Fees

This estimate takes into account the budgeted hours of work and the current operational costs of EY. Additionally, fees are subject to adjustments to reflect any changes in the economic and financial conditions prevailing at the date of this quotation that affect EY's operational costs, allowing for alignment with the new circumstances.

If the Client deems it necessary to hold additional meetings with the participation of the EY team or any updates to the work performed after the delivery of the final report, our participation will be based on the estimated hours to be incurred and previously agreed upon by the parties, at the already adjusted rate of R$ 800.00/hour (eight hundred reais per hour), updated by the IPCA, with participation limited to a period of 120 days from the date of delivery of the Report.

Expenses

Expenses incurred by EY during the execution of the work, such as transportation, meals, accommodation, airfare (travel), fees, declarations, certificates, phone calls, copies, and miscellaneous materials, are not included in the fee amount and will be kept to a minimum to ensure the smooth progress of the work.

Page 10

EY

Our team

Rafael Max
Partner
Valuation, Modelling & Economics
Strategy and Transactions
Tel.: :+55 11 2573 6311
E-mail: rafael.max@br.ey.com

- Rafael Max is a Partner in the Valuation & Business Modeling (V&BM) practice within the Strategy and Transactions (SaT) area of EY Brazil.
- He has over 11 years of experience in company and project valuations for various purposes, development and review of complex economic-financial models, brand and other intangible asset valuations, and advisory in mergers and acquisitions.
- He has extensive experience in the infrastructure and energy sectors, having led economic-financial valuation projects, Project Finance, Mergers and Acquisitions, among others.
- He has also participated in projects involving reviews of audit working papers related to accounting standards, including impairment tests and intangible asset calculations.
- Among his main clients are: Petrobras, Sumitomo, Energisa, MRN, Porto Pontal, Shenyang, Eletrobrás, OAS, CEMIG, Rio de Janeiro Refrescos, among others.
- He holds a Bachelor's degree in Production Engineering (UFF).
- He is certified in business valuation courses by the American Society of Appraisers (ASA) at levels 1 and 2.

Thiago Ávila
Senior Manager
Valuation, Modelling & Economics
Strategy and Transactions
Tel.: +55 11 2573 6427
E-mail: thiago.avila@br.ey.com

- Thiago Ávila is a Senior Manager in the Valuation, Modeling & Economics group within the Strategy and Transactions (SaT) area of EY Brazil.
- He has over 9 years of experience in preparing studies that involve economic-financial modeling, aimed at raising funds from development and commercial banks, assessing the economic-financial feasibility of projects, and processes related to Mergers and Acquisitions and Public-Private Partnerships (PPP).
- He works on identifying and leading the development of Data Analytics initiatives in the context of Strategy and Transactions.
- He is also involved in the construction and review of economic-financial models and valuations for various purposes.
- Some of the main clients he has served include Neoenergia, Furnas, Rio Energy, Odebrecht Transport, VLI, Centauro, Telefônica, BRK Ambiental, Iguá Saneamento, EMBASA, among others.
- He holds a Bachelor's degree in Economics, an MBA in Business Management, and a Master's degree in Business Administration.
- He is the author and co-author of articles on Corporate Governance and Corporate Finance published in national and international journals.

Page 12

Anti-corruption clause

The Company is illimitably responsible for any breach in relation with the dispositions set forth in the Brazilian Law nº 12.846/13 and further related anticorruption norms ("Anti-corruption Legislation") and will indemnify and hold harmless EY, as well as other EY firms, its partners, directors and professionals in general, as well as its representatives, from any loss whatsoever of any nature arising from the breach of the Anticorruption Legislation by the Company, its partners, directors, professionals in general, representatives and subcontracted. The dispositions set forth in this clause remain in force after the termination of this contract, irrespective of the motive. Furthermore, the Company hereby warrant that:

a) a) It will fully abide by the Anticorruption legislation, as well as it will ensure that all its professionals, representatives and subcontracted parties equally do so;

b) b) It will not make any action or omission that may lead EY, and other EY firms, its partners, directors, professionals in general, representatives to breach the Anticorruption Legislation;

c) c) It adopts and will remain adopting during the life of this contract, policies and procedures in order to ensure the respect of the Anticorruption Legislation, releasing and making available its policies and procedures at EY's request;

d) d) It will expressly inform its professionals, representatives, service providers and subcontracted parties that it shall not be accepted or taken lightly payments of bribes under any circumstances, direct or indirectly, as well as any other action that may breach the Anticorruption Legislation, on EY's name , as well as other EY firms, its partners, directors, professionals in general and representatives, as well as it commit itself to report to EY any suspicion of the existence of such circumstances.

Page 14

EY

EY | Audit | Consulting | Tax | Corporate Transactions

About EY

EY is a global leader in Audit, Tax, Corporate Transactions, and Consulting services. Our insights and the quality services we provide help build trust in capital markets and economies around the world. We develop exceptional leaders who work together to fulfill our commitments to all stakeholders. In doing so, we play a key role in building a better business world for our people, our clients, and our communities.

In Brazil, EY is the most comprehensive firm in Audit, Tax, Corporate Transactions, and Consulting, with 5,100 professionals supporting and serving over 4,500 clients of various sizes.

EY refers to the global organization and may also refer to one or more member firms of Ernst & Young Global Limited (EYG), each of which is a separate legal entity. Ernst & Young Global Limited, a private company incorporated in the United Kingdom and limited by guarantee, does not provide services to clients.

© 2025 EYGM Limited. All rights reserved.www.ey.com.br

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The better the question. The better the answer.
The better the world works.

EY

Building a better working world

Schedule 8

Information about the Right of Withdrawal in the context of the Merger

(Schedule H of CVM Resolution 81)

1.               Describe the event that gave or will give rise to the withdrawal and its legal basis.

The event that will give rise to the right of withdrawal is the merger of Eletrobrás Participações S.A. (“Eletropar”) by Centrais Elétricas Brasileiras S.A. – Eletrobras, (“Eletrobras” and “Merger”), respectively as provided in article 136, item IV, and article 137 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”).

The right of withdrawal may be exercised by Eletropar shareholders who, in relation to the approval of the Merger, (i) do not vote in favor of the matter; (ii) abstain from voting on the matter; or (iii) do not attend the meeting (referred to as dissenting shareholders).

We also clarifiy that the Brazilian Corporate Law or any other applicable law does not provide for the right of withdrawal to dissenting shareholders of Eletrobras due to the Merger.

2.               Inform the shares and classes to which the withdrawal applies.

According to article 137, paragraph 1, of the Brazilian Corporate Law, the right of withdrawal may be exercised by shareholders holding common shares issued by Eletropar ("Common Shares") who: (i) prove uninterrupted ownership of their shares between the close of trading on March 27, 2025 (including), the date of the first publication of the call notice of the meeting, and the date of the effective exercise of the right of withdrawal; and (ii) are dissenting shareholders at the Eletropar meeting that deliberates on the Merger ("Meeting").

It is thus worth clarifying that dissenting shareholders may only exercise the right of withdrawal in relation to the totality of the Common Shares of which they were proven holders since the close of trading on March 27, 2025 (inclusive) and maintained under their ownership uninterruptedly until the date of the effective exercise of the right of withdrawal, with partial exercise of the right of withdrawal not being permitted.

At an appropriate and opportune moment, Eletropar will disclose a Notice to Shareholders containing detailed information for the exercise of the right of withdrawal.

For clarification purposes, there are no preferred shares issued by Eletropar as of this date, with the entirety of its capital stock being composed of Common Shares.

3.               Inform the date of the first publication of the call notice of the meeting, as well as the date of the disclosure of the material fact regarding the resolution that gave or will give rise to the withdrawal.

The call notice of the Meeting was first published on March 27, 2025. The material fact regarding the resolution that will give rise to the right of withdrawal was disclosed on March 27, 2025.

4.               Inform the period for exercising the right of withdrawal and the date that will be considered for determining the holders of shares who may exercise the right of withdrawal.

The period for exercising the right of withdrawal is thirty (30) days from the date of publication of the minutes of the Meeting, to be held on April 29, 2025, at 2 p.m., and if the dissenting shareholder does not exercise it, their right will lapse, pursuant to paragraph 4 of article 137 of the Brazilian Corporate Law.

Only dissenting shareholders who maintain uninterrupted ownership of their Common Shares between the close of trading on March 27, 2025 (including), the date of the first publication of the call notice for the meeting, and the date of the effective exercise of the right of withdrawal will be entitled to the right of withdrawal.

For clarification purposes, shareholders who acquired Common Shares from March 28, 2025 (including), or those who acquired Common Shares via “share loan” will not be entitled to the right of withdrawal due to the Merger.

It is worth clarifying that dissenting shareholders may only exercise the right of withdrawal with respect to the entirety of the Common Shares of which they were proven holders since the close of trading on March 27, 2025 (including) and maintained under their ownership, uninterruptedly until the date of the effective exercise of the right of withdrawal, with partial exercise of the right of withdrawal not being permitted.

Pursuant to article 137, paragraph 3, of the Brazilian Corporate Law, the management of Eletropar may, within ten (10) days after the end of the period for exercising the right of withdrawal, which will begin with the publication of the minutes of the Meeting, call a general meeting to reconsider the resolution due to the volume of the right of withdrawal eventually exercised by the dissenting shareholders.

Thus, the date of the effective payment of the reimbursement amount to dissenting shareholders who exercise the right of withdrawal will be timely informed through a notice to shareholders, which will be disclosed on the date: (i) of the decision of Eletropar's management not to exercise the right to call a new meeting to reconsider the resolution on the Merger, as provided for in article 137, paragraph 3, of the Brazilian Corporate Law, within ten (10) days after the end of the period for exercising the right of withdrawal; or (ii) of the ratification of the resolution in a new general meeting, which has been called by the management due to the prerogative of reconsideration. If the new meeting reconsiders the said resolution, the Merger will not be implemented, and there will be no withdrawal or reimbursement.

5.               Inform the reimbursement amount per share or, if it is not possible to determine it in advance, the management's estimate of this amount.

Dissenting shareholders who exercise the right of withdrawal will be entitled to a reimbursement amount of eighteen Brazilian reais and four thousand, six hundred and thirty-five cents (BRL 18.4635) per Common Share, without the incidence of monetary restatement, subject to the possibility of calling a general meeting to reconsider the Merger.

6.               Inform the method of calculating the reimbursement amount.

Considering that Eletropar's Bylaws do not establish a rule for determining the reimbursement amount, pursuant to article 45, paragraph 1, of the Brazilian Corporate Law, the reimbursement amount must be calculated based on the net equity stated in Eletropar's consolidated financial statements as of December 31, 2023, approved at the ordinary general meeting held on April 29, 2024.

7.               Inform whether shareholders will have the right to request the preparation of a special balance sheet.

Pursuant to article 45, paragraph 2, of the Brazilian Corporate Law, dissenting shareholders will be allowed to request, within the period for exercising the right of withdrawal, the preparation of a special balance sheet.

In line with the understandings of the Board of the Brazilian Securities and Exchange Commission (CVM), the date of the preparation of the special balance sheet will be defined by Eletrobras.

Pursuant to the same article of the Brazilian Corporate Law, if any dissenting shareholder exercises this right, Eletropar will immediately pay eighty percent (80%) of the reimbursement amount indicated in item 5 above and, once the special balance sheet is prepared, will pay the remaining balance within one hundred and twenty (120) days from the resolution of the Meeting. 5

8.               If the reimbursement amount is determined through an appraisal, list the experts or specialized companies recommended by the management.

Not applicable.

9.               In the case of a merger, merger of shares, or consolidation involving controlling and controlled companies or companies under common control.

a.              Calculate the share exchange ratios based on the net equity value at market prices or another criterion accepted by the CVM.

Based on the appraisal report of Eletrobras and Eletropar prepared by Ernst & Young Assessoria Empresarial Ltda. for the purposes of article 264 of the Brazilian Corporate Law ("Article 264 Appraisal Report"), the share exchange ratio would be one (1) common share of Eletropar for zero point five two nine six (0.5296) common share of Eletrobras.

b.              Inform whether the share exchange ratios provided for in the transaction protocol are less advantageous than those calculated according to item 9(a) above.

The exchange ratio presented in the protocol and justification of the Merger, compared to the exchange ratio presented in item a above, is more advantageous for Eletropar's shareholders and, therefore, the provision in paragraph 3 of article 264 of the Brazilian Corporate Law will not apply to Eletropar's dissenting shareholders, so these shareholders may exercise their right of withdrawal based on the reimbursement amount determined pursuant to article 45, paragraph 1, of the Brazilian Corporate Law (which means the net equity value stated in Eletropar's consolidated financial statements as of December 31, 2023). a

The reimbursement amount determined pursuant to article 45, paragraph 1, of the Brazilian Corporate Law is eighteen reais and four thousand, six hundred and thirty-five cents (BRL 18.4635), while the amount determined in the Article 264 Appraisal Report is thirteen reais and three thousand and thirty-eight cents (BRL 13.3038) per Common Share.

c.              Inform the reimbursement amount calculated based on the net equity value at market prices or another criterion accepted by the CVM.

Based on the Article 264 Appraisal Report, the reimbursement amount is thirteen reais and three thousand and thirty-eight cents (BRL 13.3038) per Common Share.

10.           Inform the equity book value of each share determined according to the last approved balance sheet.

The equity book value per share of Eletropar, based on the net equity presented in the consolidated financial statements of Eletropar as of December 31, 2023, approved at the ordinary general meeting held on April 29, 2024, is eighteen reais and four thousand, six hundred and thirty-five cents (BRL 18.4635).

SCHEDULE 9

Section 2 of the Company's Reference Form (management’s discussion and analysis on financial conditions and results of operations)

2.       Management comments

Unless otherwise indicated, the financial information contained in items 2.1 to 2.9 of this section is derived from the consolidated individual financial statements for the fiscal year ended December 31, 2024, prepared in accordance with accounting practices adopted in Brazil, including the accounting pronouncements issued by the Accounting Pronouncement Committee (CPC) and the international financial reporting standards (International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The analysis of the directors clarifying the results obtained and the reasons for the variation in the values of the Company's balance sheet accounts constitutes an opinion on the impacts or effects of the data presented in the financial statements on the Company's financial position and operating results. The Company's management cannot guarantee that the financial situation and operating results obtained in the past will be reproduced in the future.

On July 1, 2024, after fulfilling all the established conditions, the incorporation of Furnas was completed, as mentioned in items 1.1 and 1.12 of this Reference Form. Therefore, from that date, all rights and obligations were absorbed by Eletrobras and the legal personality of Furnas ceased to exist. The comments on the result referring to Eletrobras Holding consider, from 3Q24, Furnas and its newly incorporated assets.

The information in this section 2 should be read and analyzed in conjunction with the Company's consolidated financial statements, available on its website (https://ri.eletrobras.com/) and on Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br).

2.1.	Management should comment on

a.       General financial and equity conditions

In 2024, Eletrobras reported a consolidated net income of BRL10,380,754 thousand, higher than the BRL 4,394,861 thousand obtained in 2023.

Eletrobras' operating and financial results for 2024 reinforce its solid financial position, allowing it to accelerate investments in the modernization of its assets, expansion through transmission auctions, operational optimization, and effective reduction of legacy liabilities and contingencies.

In 2024, Net Operating Revenue was BRL 40,181,552 thousand, registering an increase of 8% compared to 2023, when it corresponded to the amount of BRL 37,158,908 thousand.

Evaluation of Indicators

The table below presents the evolution of indicators considered important by Management for evaluating the Company and its financial and equity situation in the last fiscal year, ended in 2024. Based on these indicators, the Company's Management assesses that the Company's financial and equity conditions are sufficient to implement its business plan.

Table 2.1.1 – Indicator Evolution

	12/31/2024	12/31/2023
Current Liquidity Ratio¹	2.04	1.77
Gross Debt² (BRL thousands)	75,620,574	59,460,369
Availabilities3 (BRL thousands)	36,162,958	19,594,692
Net Debt4 (BRL thousands)	39,457,616	39,865,677
Immediate Liquidity5	1.14	0.72
Net Leverage6 (%)	32.30	35.40

¹Corresponds to the division between current assets and current liabilities.

²Corresponds to loan payable and debentures, according to section 2.5 - Non-accounting measurements.

3 Corresponds to the sum of (i) Cash and cash equivalents, Securities and current securities; (ii) Financing receivable and (iii) Net balance of Itaipu's Financial Assets.

4 Corresponds to the Gross Financial Debt subtracted from Cash Equivalents.

5 Corresponds to the Division between Cash and Current Liabilities.

6 Corresponds to the Division between Net Debt and Equity.

Current Liquidity Ratio

In 2024, there was an increase in Eletrobras' current liquidity ratio from 1.77 to 2.04, due to the growth in the balance of current assets from BRL 48,022,312 thousand in 2023 to BRL 64,451,102 thousand in 2024. The change was mainly identified by the increase in the Availability and Securities accounts due to the funding carried out in the 2024 fiscal year, of BRL 29,965,839 thousand.

Gross Debt

The Gross Debt increased by 27.18%, from BRL 59,460,369 thousand in 2023 to BRL 75,620,574 thousand in 2024. This growth reflects the funding of BRL 29,965,839 thousand, most of which was the issuance of debentures in the amount of BRL 17,813,795 thousand, in addition to access to the international market, with emphasis on the issuance of bonds by Eletrobras, of US$ 750 million maturing in 2035, and the contracting of financing in the amount of US$ 400 million, with a guarantee from the Italian Export Credit Agency – Servizi Assicurativi Del Commercio Estero SPA (SACE).

Considering the management of liabilities carried out by Eletrobras, the average term of the debt was extended by about 10.7 months and the average total cost went from CDI + 1.5% p.a. to CDI + 0.1% p.a.

Availability

Cash and cash equivalents increased by 84.55%, from BRL 19,594,693 thousand in 2023 to BRL 36,162,958 thousand in 2024. This variation is mainly due to the increase in cash and cash equivalents and securities, in the amount of BRL 18,966,542 thousand in 2023 and BRL 35,524,360 thousand, substantially due to the inflows of funds related to the funding that occurred in 2024.

Net Debt

Net Debt totaled BRL 39,457,615 thousand in 2024, compared to BRL 39,865,677 thousand in 2023, remaining stable in the period, despite the significant funding made. The funds obtained remain substantially available to the Company, in line with its liquidity strategy in the short term.

Immediate Liquidity

The Immediate Liquidity indicator increased by 0.42, from 0.72 in 2023 to 1.14 in 2024. This change was mainly due to the growth in Cash and Cash Equivalents. Thus, the Company presented sufficient liquidity to cover all its investments, current expenses, debt payments and other expenses in the course of its operating activities.

Net Leverage

The Net Leverage ratio decreased by 3.11 percentage points, from 35.45% in 2023 to 32.34% in 2024, mainly reflecting the impact of the change in net debt.

b.       Capital Structure

The capital structure consists of the way a company finances its activities, and can combine equity and third-party capital, either with loans and financing with the main financial institutions (domestic or international) or by issuing securities in the capital market. In this sense, the indicator measured by the ratio between third-party liabilities and total liabilities was 57.91% in 2024.

The proportion between total financing from equity sources and third-party capital sources in 2024 was 72.59%.

The table below shows the evolution of these indicators in 2024.

Table 2.1.2 – Capital Structure (values in BRL thousands)

Equity vs. Third-Party Capital (BRL thousands)
	12/31/2024	AV%	12/31/2023	AV%
Third-Party Capital
Current liabilities	31,630,370	10.91	27,159,791	10.17
Noncurrent Liabilities	136,241,184	47.00	127,433,219	47.72
Total Liabilities	167,871,554	57.91	154,593,010	57.89
Equity
Equity	121,863,225	42.04	112,333,372	42.06
Total Stockholders' Equity	121,999,776	42.09	112,464,644	42.11

Total (Own Chapter + Third Party Chapter)	289,871,330	100.00	267,057,654	100.00
Equity/Third-Party Capital (%)	72.59		72.66

Considering the Company's capital structure, its current debt profile, its cash flow generation and its liquidity, the Company believes it has sufficient liquidity to cover all its investments, current expenses, debt payments and other expenses in the course of its operating activities.

c.       Payment capacity in relation to financial commitments

The Company continuously evaluates opportunities to increase cash generation and is committed to reducing costs and expenses, maintaining an adequate level of debt and ensuring financial discipline in capital allocation.

Based on the information described below, which includes the Company's indebtedness profile, with the respective amortization schedule and its availabilities, read together with the liquidity ratios set forth in item 2.1 (a) and also considering the Company's leverage capacity, Eletrobras' Management understands that, on the date of presentation of this Section 2, is able to honor its financial commitments. As of December 31, 2024, the Company was in compliance with its financial commitments and maintained a cash balance and cash equivalents in the amount of BRL 26,572,522 thousand as presented in the December 2024 Financial Statements.

The following table shows the amortization flow for the payment of loans, financing, bonds, commercial notes and debentures on the base date of 12/31/2024, for subsequent years:

Table 2.1.3 – Amortization Flow for Loans and Financing (amounts in BRL thousands)

Loans, Financing, Bonds and Debentures
Amortization Flow
12/31/2024
		Balance	AV%
Short Term
	2025	12,809,872	16.94
Long Term
	2026	7,212,134	9.54
	2027	7,012,196	9.27
	2028	6,045,088	7.99
	2029	6,715,367	8.88
	after 2029	35,825,917	47.38
Total		75,620,574	100.00

d.       Sources of financing for working capital and investments in non-current assets used

The Company's capital needs are financed through resources from its operations and through financing with third-party resources, such as capital market operations, such as debentures, incentivized debentures, commercial notes, as well as bilateral financing operations with national and international financial institutions, as well as through any liability management operations. The Company also has statutory authorization to raise funds through an authorized capital increases.

In 2024, the inflow of funds related to third-party capital was in the amount of BRL 29,965,839 thousand.

e.       Sources of funding for working capital and investments in non-current assets that you intend to use to cover liquidity shortfalls

The Company's main sources of cash generation come from its electricity generation, transmission operations and from its interests in other companies in the electricity sector. Thus, the Company understands that there are no risks or liquidity deficiencies.

However, if the need to obtain funds to make investments in non-current assets and working capital is verified, Eletrobras could envision a range of alternatives as means to enable the achievement of the necessary amounts. To this end, it is considered feasible:

(i)	to obtain financing from financial institutions;
(ii)	access to the local and/or international capital market;
(iii)	obtaining resources from multilateral agencies, in models similar to those already carried out in the past, subject to the availability of credit; and
(iv)	carrying out operations with financial institutions in the "A/B Loan" modality.

In any case, it should be noted that the terms and conditions of the financing, loans or bonds that may potentially be issued must be compatible with the construction schedule of the projects to which they are associated, in the same way that the cost must be adequate to the cash flow of the project considering the characteristics of the project's remuneration. Periodically, Eletrobras considers new potential investment opportunities, which can be financed with funds generated by its operations, fundraising from third parties, such as loans, financing and issuance of debt securities, capital increases or other sources of funding that may be available at the time in question.

f.       Debt levels and the characteristics of the main debts

i.       Relevant loan and financing agreements

Operations carried out by the Company:

Throughout the 2024 fiscal year, the Company concluded the issuance of credit operations. The main emissions are listed in the following table.

Table 2.1.4 – Fundraising in 2024 (amounts in BRL thousands)

Eletrobras Company	Instrument	Volume raised (BRL thousands)	Emission	Term (years)	Fee (per annum)	Equivalent cost after swap
Eletrobras Holding	5th Issuance of debentures	3,008,795	4/15/2024	7	CDI + 0.85% (1st series) CDI + 1.00% (2nd series)	N/A
Eletrobras Holding	2nd Issuance of Commercial Invoice	2,000,000	6/18/2024	2	CDI + 0.75%	N/A
Eletrobras Holding	Operation 4131	4,000,000	6/20/2024	2	SOFR 3M+ 0.99%	CDI + 0.99%
Eletrobras Holding	2035 Bond ($750 million)	4,219,050	9/5/2024	10	Fixed USD + 6.50%	122.59% CDI
Eletrobras Holding	6th Issuance of debentures	1,630,000	9/18/2024	10	IPCA + 6.88%	CDI + 0.09%
Eletrobras Holding	SACE	2,378,400	11/15/2024	10	SOFR + 1.40%	CDI + 1.30%
CGT Eletrosul	Operation 4131 – Citibank	493,000	1/8/2024		SOFR 6M + 0.60%	CDI + 0.95%
CGT Eletrosul	5th Issuance of Debentures	500,000	4/30/2024		IPCA + 6.3423%	N/A
CGT Eletrosul	Operation 4131 – Citibank	500,000	12/09/2024		SOFR 6M + 0.79%	CDI + 0.19%
CGT Eletrosul	Operation 4131 - Itaú	500,000	12/23/2024		EUR + 4.4212%	CDI + 0.30%
Chesf	2nd Issuance of Debentures	1,000,000	4/15/2024	5	CDI + 0.85%	N/A
Chesf	3rd Issue of Debentures	4,900,000	6/20/2024	7	IPCA + 6.7670%	CDI + 0.31%
Chesf	4th Issue of Debentures	1,902,500	9/18/2024	7	CDI + 0.85% CDI + 1.05%	N/A
Eletronorte	5th Issuance of Debentures	1,000,000	4/30/2024		IPCA + 6.3423%	N/A
Eletronorte	6th Issuance of Debentures	1,902,500	9/18/2024	7	CDI + 0.85% CDI + 1.05%	N/A
	TOTAL	29,934,245

As previously highlighted, an important aspect to be noted in the previous table is that the Company returned to the international market in 2024. Of note are the settlement of bonds in the total amount of US$ 750 million (BRL 4,219,050 thousand), and for the contracting of a financing of US$ 400 million (BRL 2,384,383 thousand), with a guarantee from the Italian Export Credit Agency – Servizi Assicurativi Del Commercio Estero SPA (SACE). The total term is 10 years, with a 3-year grace period and 7 years of amortization.

The following table lists the active contracts in 2024 consolidated by the Eletrobras group, totaling gross debt of BRL 75,620,574 thousand:

Table 2.1.5 – Financing contracts in force in 2024 (amounts in BRL thousands)

Enterprise	Contract	Series	Emission	Exp.	Debit Balance 2024 (BRL thousands)	Fee (per annum)	Amortization schedule
Eletrobras	BNDES direct and on-lending (SAESA)	N/A	11/13/2023	11/13/2033	9,228,188	IPCA + 5.38%	SAC
Eletrobras	Debentures 4th issue	Series I	9/20/2023	9/20/2031	4,164,291	IPCA + 6.3170%	Annual salaries
		Series II	9/20/2023	9/20/2028	3,073,027	CDI + 1.55%	Annual salaries
Eletrobras	2030 Bonus	N/A	1/30/2020	2/4/2030	4,664,257	CDI + 1.70%	Bullet
Eletrobras	2035 Bonus	N/A	9/5/2024	1/11/2035	4,211,945	122.59% CDI	Bullet
Eletrobras Holding	Commercial Note 2023	Series I	8/23/2023	8/23/2025	520,428	CDI + 1.65%	Bullet
		Series II	8/23/2023	8/23/2026	519,498	CDI + 2.12%	Bullet
		Series III	8/23/2023	8/23/2027	1,043,541	CDI + 2.12%	SAC
		Series IV	8/23/2023	8/23/2027	519,407	CDI + 2.20%	Bullet
		V Series	8/23/2023	8/23/2028	1,033,084	CDI + 2.20%	SAC
Eletrobras Holding	Debentures 3rd issue	Series I	4/14/2021	4/15/2026	1,231,785	CDI + 1.80%	Bullet
		Series II	4/14/2021	4/15/2031	1,874,475	IPCA + 4.9126%	Bullet
Eletrobras Holding	Bonus 2025	N/A	1/30/2020	2/4/2025	3,095,645	97.41% CDI	Bullet
Eletrobras Holding	Debentures 5th issue	Series I	4/15/2024	4/15/2029	2,031,396	CDI + 0.85%	Bullet
		Series II	4/15/2024	4/15/2031	1,042,021	CDI + 1.00%	Bullet
Eletrobras Holding	SACE	N/A	11/15/2024	12/15/2034	2,401,489	CDI + 1.30%	Half-yearly salaries
Eletrobras Holding	Debentures 2nd issue	Series III	4/25/2019	4/25/2026	1,014,572	CDI + 1.20%	Bullet
		Series IV	4/25/2019	5/15/2029	956,773	IPCA + 5.1814%	Annual salaries

Enterprise	Contract	Series	Emission	Exp.	Debit Balance 2024 (BRL thousands)	Fee (per annum)	Amortization schedule
Eletrobras Holding	Debentures 6th issue	N/A	10/15/2024	10/15/2034	1,523,705	CDI + 0.09%	Bullet
Eletrobras Holding	BB CCB 318.000.354	N/A	5/11/2022	5/11/2029	1,500,800	CDI + 2.0%	SAC
Eletrobras Holding	Debentures 1st issue	Series II	11/15/2019	11/15/2029	1,066,524	IPCA + 4.08%	SAC
Eletrobras Holding	BB NCE 318.000.299	N/A	8/10/2021	6/13/2028	528,147	CDI + 2.25%	SAC
Eletrobras Holding	Cigás	N/A	12/3/2018	2/28/2025	478,953
Eletrobras Holding	Itaú NCE 100121070016300	N/A	7/27/2021	8/4/2026	403,886	CDI + 2.28%	SAC
Eletrobras Holding	Bradesco CCB 237/2373/1608	N/A	6/16/2021	8/16/2028	268,114	CDI + 2.09%	SAC
Eletrobras Holding	Mutual State Grid	N/A	12/16/2014	7/28/2029	262,480	0.1	PRICE
Eletrobras Holding	KFW	N/A	12/12/2008	12/30/2038	221,204	EUR + 2.00% to 4.50%	Half-yearly salaries
Eletrobras Holding	BNDES 07.2.0953.1	N/A	3/10/2008	7/15/2026	125,965	TJLP + 1.91%	SAC
Eletrobras Holding	FIDC Apolo (Petrobras)	N/A	4/30/2018	1/30/2025	112,911	Selic	Updated installment
Eletrobras Holding	BNDES 13.2.1383.1	N/A	5/5/2014	6/15/2029	93,406	TJLP + 2.85%; TJLP + 2.45%; TJLP	SAC
Eletrobras Holding	BNDES 10.2.0625.1	N/A	8/31/2010	12/15/2025	20,021	TJLP + 3.0%	SAC
Eletrobras Holding	FINEP 919001500	N/A	4/29/2019	5/15/2029	15,143	TJLP + 5%	SAC
Eletrobras Holding	BNDES 10.2.0046.1	N/A	6/24/2010	7/15/2026	7,033	TJLP + 2.18%	SAC
Eletrobras Holding	Vibra Energy	N/A	4/30/2018	1/30/2025	2,044	Selic	Updated installment
CGT Eletrosul	OPERATION 4131 - 2023	N/A	12/23/2014	2/15/2029	1,441,867	CDI + 1.70%	Bullet
CGT Eletrosul	OPERATION 4131 - 2024	N/A	8/31/2015	9/15/2029		CDI + 0.95%	Bullet
CGT Eletrosul	OPERATION 4131 - 2024 I	N/A	8/31/2023	8/29/2025		CDI + 0.19%	Bullet
CGT Eletrosul	Debentures 5th issue	N/A	4/30/2024	4/15/2031	508,413	IPCA + 6.3423%	Bullet
CGT Eletrosul	OPERATION 4131 - 2024 II	N/A	1/8/2024	1/8/2025	507,838	CDI + 0.30%	Bullet
CGT Eletrosul	Debentures 1st issue	N/A	11/15/2020	11/15/2028	385,279	IPCA + 3.75%	SAC
CGT Eletrosul	Debentures 4th issue	N/A	9/20/2023	8/30/2028	259,109	CDI + 2.20%	SAC
CGT Eletrosul	Debentures 3rd issue	N/A	9/15/2021	9/17/2029	247,283	IPCA + 5.3455%	Bullet
CGT Eletrosul	BNDES 14.2.0981.1	N/A	12/12/2013	7/15/2028	233,404	TJLP +a TJLP + 2.28%	PRICE
CGT Eletrosul	KfW/CEF 504152-16	N/A	7/12/2018	6/20/2029	215,088	CDI + 0.45%	SAC
CGT Eletrosul	Debentures 2nd issue	N/A	9/15/2014	9/15/2028	109,680	IPCA + 6.80%	SAC
CGT Eletrosul	BNDES 13.2.1126.1	N/A	4/30/2012	8/15/2027	76,301	TJLP + 2.26%; TJLP	SAC
CGT Eletrosul	BNDES 10.2.1860.1	N/A	3/4/2008	7/15/2026	60,806	TJLP + 1.72%	SAC
CGT Eletrosul	BNDES 07.2.1061.1	N/A	4/16/2009	1/15/2028	24,864	TJLP + 1.91%	SAC
CGT Eletrosul	BNDES 14.2.0855.1	N/A	4/26/2013	8/15/2027	11,553	TJLP + 1.50%; TJLP + 1.70%	SAC
CGT Eletrosul	BNDES 14.2.1025.1	N/A	8/31/2015	9/15/2029	8,672	TJLP + 1.50%; TJLP + 1.70	SAC
CGT Eletrosul	BNDES 12.2.0004.1	N/A	4/16/2009	1/15/2028	8,031	TJLP + 2.12%; TJLP + 1.72%	SAC
CGT Eletrosul	BNDES 12.2.1451.1	N/A	6/20/2012	7/15/2026	2,313	TJLP + 2.42%; TJLP + 2.02%	SAC
CGT Eletrosul	BNDES 12.2.0060.1	N/A	4/4/2012	3/15/2027	2,229	TJLP + 2.12%; TJLP + 1.72%	SAC
CGT Eletrosul	BNDES 12.2.0005.1	N/A	3/10/2011	6/15/2028	2,055	TJLP + 1.91%	SAC
Chesf	Debentures 3rd issue	N/A	8/31/2023	8/29/2025	4,656,110	CDI + 0.31%	Bullet

Enterprise	Contract	Series	Emission	Exp.	Debit Balance 2024 (BRL thousands)	Fee (per annum)	Amortization schedule
Chesf	4th Issue Series 1 Debentures	N/A	4/30/2024	4/15/2031	1,372,521	CDI + 0.85%	Bullet
Chesf	4th Issue Series 2 Debentures	N/A	1/8/2024	1/8/2025	581,890	CDI + 1.05%	SAC
Chesf	Debentures 2nd issue	N/A	8/31/2015	9/15/2029	1,020,701	CDI + 0.85%	Bullet
Chesf	BNDES 13.2.1148.1	N/A	11/15/2020	11/15/2028	135,719	TJLP + 3.2800%; TJLP	SAC
Chesf	BNB 44.2020.17602.0650	N/A	3/4/2008	7/15/2026	133,856	IPCA + 1.5893%	SAC
Chesf	Debentures 1st issue	N/A	12/23/2014	2/15/2029	124,234	IPCA + 7.0291%	Curve
Chesf	BNB 44.2017.10631.6994	N/A	9/15/2021	9/17/2029	114,317	8,619%	SAC
Chesf	BNB 44.2012.3697.7181	N/A	12/12/2013	7/15/2028	85,236	2,940%	SAC
Chesf	BNB 44.2018.10411.9120	N/A	7/12/2018	6/20/2029	69,577	IPCA + 2.3275%	SAC
Chesf	BNB 44.2018.10411.9120	N/A	9/15/2014	9/15/2028	32,695	IPCA + 2.8447%	SAC
Chesf	BNB 44.2020.17602.0650	N/A	4/16/2009	1/15/2028	66,700	IPCA + 1.3004%	SAC
Chesf	BNB 44.2023.54.21426	N/A	8/31/2015	9/15/2029	60,120	IPCA + 5.2615%	SAC
Chesf	BNB 44.2023.54.21426	N/A	4/26/2013	8/15/2027	19,181	IPCA + 4.3048%	SAC
Chesf	BNB 44.2010.3284.4926	N/A	4/30/2012	8/15/2027	40,429	9,500%	SAC
Chesf	BNDES 13.2.1149.1	N/A	9/20/2023	8/30/2028	29,698	TJLP + 3.2800%; TJLP	SAC
Eletronorte	Debentures 5th issue	N/A	8/31/2023	8/29/2025	1,018,133	IPCA + 6.3423%	Bullet
Eletronorte	Debentures 6th issue Series 1	N/A	4/30/2024	4/15/2031	1,368,179	CDI + 0.85%	Bullet
Eletronorte	Debentures 6th issue Series 2	N/A	8/31/2015	9/15/2029	580,096	CDI + 1.05%	SAC
Eletronorte	Bradesco CCB 237.2373.90115.0520	N/A	1/8/2024	1/8/2025	583,964	CDI + 2.17%	SAC
Eletronorte	Debentures 2nd issue	N/A	11/15/2020	11/15/2028	333,693	CDI + 2.17%	SAC
Eletronorte	Mutual State Grid	N/A	3/4/2008	7/15/2026	262,477	10%	PRICE
Eletronorte	Debentures 4th issue	N/A	12/23/2014	2/15/2029	194,653	CDI + 2.17%	SAC
Eletronorte	Basa FIC-ME-043.12/0121-8	N/A	9/15/2021	9/17/2029	121,066	2,94%	PRICE
Eletronorte	BB NCE 318.000.383	N/A	12/12/2013	7/15/2028	722,178	CDI + 2.20%	SAC
Eletronorte	China Construction Bank CCB 1306220	N/A	7/12/2018	6/20/2029	123,221	CDI + 2.00%	SAC
SPE Teles Pires	BNDES 12.2.0766.1	N/A	4/16/2009	1/15/2028	1,008,496	TJLP + 2.02%	PRICE
SPE Teles Pires	BB 21/00793-4	N/A	8/31/2015	9/15/2029	993,228	TJLP + 1.89%	PRICE
SPE Santo Antônio	BASA FNO	N/A	3/11/2009	12/10/2030	381,011	8,50%	PRICE
SPE Santo Antônio	1st Issue of Debentures	1st and 2nd grades	9/1/2012	10/25/2037 6/28/2038	5,529,709	IPCA + 6.50%	PRICE
SPE Brasil Ventos	BNB 187.2018.529.4956 BNB 187.2018.535.4957 BNB 187.2018.536.4958 BNB 187.2018.537.4959 BNB 187.2018.533.4960	N/A	10/31/2018	11/15/2038	461,070	IPCA + 2.33%	CUSTOMIZED
SPE Baguari I	BNDES 07.2.1010.1	N/A	12/20/2007	7/15/2026	21,412	TJLP + 2.19%	SAC
SPE Retiro Baixo	BNDES 07.2.1060.1	N/A	2/25/2008	12/15/2025	14,066	TJLP + 2.75%	SAC
	TOTAL				75,620,574

It is highlighted that 16.9% of the Company's gross debt, or BRL 12,809,872 thousand, was positioned as short-term obligations and 83.1%, or BRL 62,810,702 thousand, corresponded to long-term obligations.

In addition, the Company has been imposing an increasingly efficient and competitive financial management over the last few years, which has been reflected in the gradual change in its debt profile, as can be seen from the portfolio of credit operations in force.

Additional information on the Company's debentures and commercial notes is available in section 12.3 of this Reference Form.

Guarantees provided by Eletrobras

Eletrobras, in the fundamental performance of its role as Holding Company of the largest energy economic group in Brazil, assumes, through the provision of guarantees, the leading role and responsibility of unrestricted support to the activities of its investees, in proportion to the capital contributed, especially linked to projects resulting from the auctions held by the National Electric Energy Agency (ANEEL) in previous years. in addition to other structuring factors for the Brazilian electricity sector.

In addition, Law No. 14,182, of July 12, 2021, established that Eletrobras and its subsidiaries remain obliged to maintain their guarantees offered to third parties, in contracts signed prior to privatization. As a result of this provision, the guarantees offered by Eletrobras in Eletronuclear's operations are maintained in their entirety, even after the conclusion of the capitalization process and consequent change of control of that company. This situation applies to debt contracts entered into by Eletronuclear in which, within the scope of the current guarantee structure, Eletrobras is directly as a guarantor and/or obliged to provide full shareholder support in the event of default by the borrower.

In 2024, considering the aforementioned context, the guarantees provided to non-controlled companies totaled BRL 25,453,409 thousand.

ii. Other long-term relationships with financial institutions

In 2024, Eletrobras had no other relevant long-term relationships with financial institutions in terms of financial liabilities other than those already indicated in this item 2.1, paragraph (f), item (i).

iii. Degree of subordination between debts

In 2024, the Company's current debts were supported by real or unsecured guarantees, and there was no contractual clause of subordination. Thus, in any universal creditors’ meeting, the subordination of the obligations recorded in the Company's financial statements will take place in accordance with Law No. 11,101, of February 9, 2005.

iv. any restrictions imposed on the issuer, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions.

Relevant contracts - Eletrobras as debtor

The relevant restrictions in force under the Company's contracts are presented below.

Table 2.1.6 – Relevant restrictions in force

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletrobras Bonus 2025	In the event of a change of control (defined as the acquisition of more than 50% of the Company's voting power) followed by a Rating Downgrade Event, holders may demand the redemption or repurchase of their Notes at a price of 101% of the principal amount, plus accrued interest, if the Company has not previously announced the redemption of the Notes.	The Company may not merge, consolidate or sell most of its assets unless: (i) the new combined company is registered in Brazil and assumes the obligations to pay the Notes and comply with the terms of the agreement (Trust Deed); and (ii) the Company or the new company is not in default with the Notes or the agreement after the transaction.	The Company may not sell or transfer a significant portion of its assets or proceeds unless (i) the sale is made on fair market terms; and (ii) does not significantly change the type of your business.	N/A	N/A
Eletrobras 2030 Bonus
Eletrobras Bonus 2035
Eletrobras KfW	If the creditor deems it to be materially harmful to his interests.	Change in the legal situation or in the Company's business objectives as long as the creditor deems it harmful to its interests.	The financed assets may not be encumbered or sold without the prior consent of the creditor.	N/A	N/A
Eletrobras FIDC Apolo	Succession of the debtor or any type of corporate reorganization that results in a change in the Company's shareholding control without the prior consent of the creditor.		N/A	N/A	Net debt/adjusted EBITDA < 3.75
Eletrobras Vibra Energia					N/A

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletrobras BNDES direct 23.2.0249.2 (SPE Santo Antônio)	N/A	Prior consent is required to carry out a spin-off, merger or incorporation, including the merger of shares, of SPE or any other form of corporate reorganization involving SPE, which implies the acquisition of control, pursuant to article 116 of Law No. 6,404/1976.	N/A	N/A	N/A
Eletrobras BNDES direct 23.2.0249.1 (SPE Santo Antônio)	Submit to the creditors for approval any proposals for matters concerning the encumbrance, in any capacity, of shares owned by them, the issuance of the SPE, the sale, acquisition, incorporation, merger, spin-off of assets or any other act that imports or may result in changes in the current shareholding structure of the SPE or in the transfer of the shareholding control of the SPE, or in a change in its status as controlling shareholder of SPE, pursuant to article 116 of Law No. 6,404/1976.		Prior consent is required to dispose of assets and assets held by SPE (a) whose individual or aggregate value is equal to or greater than 5% of SPE's consolidated assets, calculated based on its financial statements; or (b) that result in a reduction of the consolidated assets of the SPE to an amount lower than the Minimum Reference Value – Sale of Assets, except, in both cases, when it comes to: a) worn, depreciated and/or obsolete assets; and/or b) goods that are replaced by new ones with the same purpose. "Reference Value – Sale of Assets" means the total amount of BRL 250 billion to be updated annually by the positive variation of the IPCA.		Net debt/adjusted EBITDA < 3.75
Eletrobras BNDES on-lend 01/2023 (SPE Santo Antônio)

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletrobras SACE	Prior consent is required for events of change of control of the Company. In the event of a change of shareholder control, the Company shall immediately notify the Agent and, at the discretion of the creditors, the early maturity of the debt may be required.	In the event of a merger, conversion, consolidation or transfer of the Company's assets or business, the Company automatically succeeds all obligations, to the extent permitted by law.

The sale of goods and assets is permitted if:

(i) the Company or any company in the Economic Group or in which the Company is a direct or indirect shareholder (including a minority shareholder), including a joint venture;

(ii) consisting of the replacement of an asset for maintenance and/or repair purposes; and

(iii) any asset in which at least 75% of the net amounts received from such sale are used for: the ordinary or early payment of financial debt (including via payment in lieu of payment) of the Company or the Relevant Subsidiary; or the ordinary or early payment of other outstanding liabilities, including liabilities arising from judicial, administrative or arbitration decisions or settlements, or deposited in an escrow account, provided that such ordinary or advance payment occurs within 365 days from the receipt of the amounts.

				N/A	N/A

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletrobras 2nd issue of debentures	Change in the direct or indirect shareholding control of the Company's subsidiaries. In the event of a change in risk as a result of a change in control, the Company shall make an offer to acquire the debentures, the value of which will be equivalent to the unit face value or updated unit face value of the debentures, as applicable, plus the remunerative interest due up to the acquisition date.

Mergers, spin-offs, incorporations, takeovers or other forms of corporate reorganization between companies of the economic group are allowed. The incorporation of Relevant Subsidiaries of the Company or other subsidiaries/investees is also permitted. Corporate reorganization operations outside the Company's Economic Group may occur:

(1) when (x) the company resulting from or involved in the transaction is or will be controlled or invested directly or indirectly by the Company, or the Company itself is the resulting company, including the possibility of investment via the contribution of assets in a joint venture; and (y) the other parties involved are not Sanctioned Persons;

(2) when the transaction (merger, merger, spin-off or other form of reorganization) does not result in the loss of equity interests or assets representing more than 20% of the Company's total consolidated assets, based on the latest audited financial statements. Transactions authorized in item (1) or previously approved by the Debenture Holders are not counted towards this 20% limit.

Sale, assignment, lease or disposal of goods and assets (including equity interests) when these goods or assets are transferred to a company controlled or invested directly or indirectly by the Company, which includes contributions of assets for the constitution of a joint venture. The following operations are also allowed:

(i) when 75% or more of the net proceeds from the transaction are used to amortize or settle debts of the Company and/or its Relevant Subsidiaries (subsidiaries or controlled companies representing more than 20% of consolidated assets), provided that the prepayment is authorized by the debt instruments; pay other liabilities, including those arising from administrative, arbitral or judicial decisions, or deposited in an escrow account for this purpose, within 365 days after receipt of the funds; or to reimburse or reimburse debts paid with the Company's own resources and/or its Relevant Subsidiaries; and

(ii) when the transaction results in the release of guarantees provided by the Company and/or its Relevant Subsidiaries, related to obligations of the companies sold or sold, in an amount equivalent to at least 75% of the net proceeds obtained from the transaction.

				The redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or the making of any other payments to its shareholders, for any reason, is not allowed if the Company is in default with any of its obligations established in the deed, except for the payment of the minimum mandatory dividend provided for in the Company's bylaws and the portion of net income allocated to the Special Reserve of Retained Dividends as provided for by the Brazilian Corporation Law.	Net debt/adjusted EBITDA < 3.75
Eletrobras 3rd issue of debentures
Eletrobras 5th issue of debentures					Net debt/adjusted EBITDA < 4.25
Eletrobras 6th issue of debentures
Eletrobras Debentures 1st issue (Furnas)	Change in the direct or indirect controlling interest of any of the Issuer's Relevant Subsidiaries shall not be considered a default event.				Net debt/adjusted EBITDA < 3.75

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletrobras Commercial Note 2023	Change in the direct or indirect shareholding control of the Company, as defined in Article 116 of the Brazilian Corporation Law.

Occurrence of spin-off, merger, incorporation, incorporation of shares or any other form of corporate reorganization involving the Company is not allowed, except: 1. operations within the Economic Group; 2. operations outside the Economic Group may occur if:

(i) the resulting entity is controlled or invested by the Company;

(ii) the parties involved are not considered "Sanctioned Persons";

(iii) there is prior authorization from the Holders at the Shareholders' Meeting;

(iv) guarantee the right of redemption to the Data Subjects who do not agree with the transaction; v) does not result in the loss of interests or assets representing more than 20% of the Company's total consolidated assets.

Sale, assignment, lease or disposal of property and assets by the Company and its Relevant Subsidiaries are not permitted, except:

(a) transactions with subsidiaries;

(b) replacement of assets for maintenance or repair;

(c) if 75% of the funds obtained are used to repay debts or liabilities, the operation is permitted;

(d) if the funds are intended for the purchase of new assets with equivalent representativeness, the transaction is valid;

(e) for lease or lease in the ordinary course of business; and

(f) in operations representing up to 20% of the Company's total consolidated assets.

				The redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or the making of any other payments to its shareholders, for any reason, is not allowed if the Company is in default with any of its obligations established in the deed, except for the payment of the minimum mandatory dividend provided for in the Company's bylaws and the portion of net income allocated to the Special Reserve of Retained Dividends as provided for by the Brazilian Corporation Law.	Net debt/adjusted EBITDA < 4.25
Eletrobras 4th issue of debentures	Change in the direct or indirect shareholding control of the Company and the Company's Relevant Subsidiaries, except exclusively: (i) upon prior authorization of the Debenture Holders; and (ii) as a result of a Company Acquisition Event.	The occurrence of a spin-off, merger, incorporation, merger of shares or any other form of corporate reorganization involving the Company and its Relevant Subsidiaries are allowed only: (a) when they occur within the Company's economic group, provided that they do not result in the segregation of the Relevant Subsidiaries; or (b) when they do not occur exclusively within the economic group, provided that: (1) the resulting company is directly or indirectly controlled by the Company and the parties involved are not Sanctioned Persons; or (2) there is prior authorization from the Debenture Holders of each series, gathered in the General Meeting of Debenture Holders of the respective series.	The sale, assignment, lease or disposal of goods and assets, including equity interests, by the Company and its Relevant Subsidiaries are allowed in two main cases: (a) when the asset or asset is transferred to a company directly or indirectly controlled by the Company; or (b) when the total value of the operations does not exceed 15% of the Company's total consolidated assets, based on the latest financial statements, adjusted annually by the IPCA. In the case of item (b), the Company must obtain the necessary authorizations from holders of other securities and ensure equal conditions to the Debenture Holders, including any awards or waiver fees, ensuring them the best terms, terms and conditions offered to other creditors.		Net debt/adjusted EBITDA < 3.75

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletrobras BB NCE 318.000.299 Eletrobras BB CCB 318.000.354	Change of ownership of the capital stock, involving any shareholder, direct or indirect, including transfers between them, with a variation of more than 10% of the total capital stock, pursuant to Law No. 14,182/2021, the direct and/or indirect control of the capital stock is assumed by an individual or legal entity prevented from operating with the creditor, at its sole discretion.	N/A	N/A	N/A	Net debt/adjusted EBITDA < 4.00
Eletrobras Itaú NCE 100121070016300	Change of effective control, direct or indirect, without prior and express consent of the creditor.	N/A	If there is an assignment, sale, disposal and/or any other form of transfer, free or onerous, by the Company without communication to the creditor of (i) assets recorded in the respective fixed assets whose value corresponds to more than 70% of the value of this accounting item, or (ii) assets and/or equity interests in subsidiaries and/or subsidiaries that they manage, individually or in aggregate, more than 70% of the Company's net revenue, as the case may be, considering a period of 12 months ended on the base date of the respective consolidated financial statements.	N/A	N/A
Eletrobras Bradesco CCB 237/2373/1608	Change in the direct or indirect shareholding control of the Company, as defined in Article 116 of the Brazilian Corporation Law.	N/A	Sale, assignment, lease or any form of disposal of assets and assets, including equity interests, by the Company that, individually or in aggregate form in the same fiscal year, exceeds R$ 300 million, in the case of the Company, or its equivalent value in other currencies, except with the prior authorization of the creditor.	N/A	Net debt/adjusted EBITDA < 4.00

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletrobras State Grid Mutual	In the event that the Company sells or transfers in any way its shareholding, in whole or in part, in Belo Monte Transmissora de Energia SPE S.A., the loan contracted herein may be considered to be due in advance, at the sole discretion of the creditor.	N/A	N/A	N/A	N/A
Eletrobras BNDES 07.2.0953.1 Eletrobras BNDES 10.2.0046.1 Eletrobras BNDES 10.2.0625.1 Eletrobras BNDES 13.2.1383.1	The Company's direct or indirect effective control is modified after the transaction is contracted, without prior and express authorization from the creditor.	Submit to the creditor's approval any proposals for matters concerning the encumbrance, in any capacity, of shares owned by the creditor, issued by the Company, the sale, acquisition, incorporation, merger, spin-off of assets or any other act that may or may result in changes in the current configuration or transfer of the Company's shareholding control, or in a change in its status as controlling shareholder of the Company, pursuant to article 116 of Law 6,404/1976.	Without prior authorization from the creditor, not to dispose of or encumber assets of its permanent assets, except in the case of: a) unserviceable or obsolete assets; or b) of goods that are replaced by new ones with the same purpose.	N/A	N/A
Eletrobras FINEP 919001500	Change of effective control, direct or indirect, without prior and express consent of the creditor.	N/A	N/A	N/A	N/A

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
CGT Eletrosul Debentures 1st issue CGT Eletrosul Debentures 3rd issue	Change in the direct or indirect controlling interest of any of the Issuer's Relevant Subsidiaries shall not be considered a default event.

Mergers, spin-offs, incorporations, takeovers or other forms of corporate reorganization between companies of the economic group are allowed. The incorporation of Relevant Subsidiaries of the Company or other subsidiaries/investees is also permitted. Corporate reorganization operations outside the Company's Economic Group may occur:

(1) when (x) the company resulting from or involved in the transaction is or will be controlled or invested directly or indirectly by the Company, or the Company itself is the resulting company, including the possibility of investment via the contribution of assets in a joint venture; and (y) the other parties involved are not Sanctioned Persons;

(2) when the transaction (merger, merger, spin-off or other form of reorganization) does not result in the loss of equity interests or assets representing more than 20% of the Company's total consolidated assets, based on the latest audited financial statements. Transactions authorized in item (1) or previously approved by the Debenture Holders are not counted towards this 20% limit.

Sale, assignment, lease or disposal of goods and assets (including equity interests) when these goods or assets are transferred to a company controlled or invested directly or indirectly by the Company, which includes contributions of assets for the constitution of a joint venture. The following operations are also allowed:

(i) when 75% or more of the net proceeds from the transaction are used to amortize or settle debts of the Company and/or its Relevant Subsidiaries (subsidiaries or controlled companies representing more than 20% of consolidated assets), provided that the prepayment is authorized by the debt instruments; pay other liabilities, including those arising from administrative, arbitral or judicial decisions, or deposited in an escrow account for this purpose, within 365 days after receipt of the funds; or to reimburse or reimburse debts paid with the Company's own resources and/or its Relevant Subsidiaries.

(ii) when the transaction results in the release of guarantees provided by the Company and/or its Relevant Subsidiaries, related to obligations of the companies sold or sold, in an amount equivalent to at least 75% of the net proceeds obtained from the transaction.

				The redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or the making of any other payments to its shareholders, for any reason, is not allowed if the Company is in default with any of its obligations established in the deed, except for the payment of the minimum mandatory dividend provided for in the Company's bylaws and the portion of net income allocated to the Special Reserve of Withheld Dividends as provided for in Law No. 6,404/76.	Net debt/EBITDA < 4.25 (Eletrobras)

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
CGT Eletrosul Debentures 4th issue	If Eletrobras ceases to hold shareholding control (according to the definition of control provided for in article 116 of Law No. 6,404/76), that is, it ceases to be an indirect controlling shareholder of the Company (it being certain that the hypothesis of ceasing to be a direct controlling shareholder to being an indirect controlling shareholder of the Company will not constitute a Default Event), except if resulting from an Original Acquisition of Control of Eletrobras, provided that the requirements set forth in the Deed of Issue are observed.

Corporate reorganization operations, such as spin-offs, mergers, mergers or other forms of restructuring involving the Company or Eletrobras are allowed if they occur within the same economic group, which includes the Company, Eletrobras, its direct and indirect subsidiaries, and other companies in which they have a stake. Operations outside the Economic Group are permitted if:

(1) the resulting company is controlled or invested by the Company or Eletrobras, and the parties involved are not "Sanctioned Persons";

(2) there is prior authorization from the Debenture Holders;

(3) the right of redemption is guaranteed to Debenture Holders who disagree with the operation; or

(4) not result in the loss of interests or assets representing more than 20% of Eletrobras' total consolidated assets.

The sale, assignment, lease or disposal of goods and assets (including equity interests) by the Company, Eletrobras or its Relevant Subsidiaries are not permitted, except:

(i) when the asset or asset is transferred to a company directly or indirectly controlled or invested by the Company or Eletrobras, including contributions for the constitution of joint ventures;

(ii) replacement of assets for maintenance or repair purposes;

(iii) debt amortization: if at least 75% of the net proceeds of the transaction are used to amortize or settle debts of the Company, Eletrobras or Relevant Subsidiaries, or to relieve guarantees equivalent to 75% of the funds obtained;

iv) acquisition of new assets: if the proceeds are intended for the purchase or investment in assets of the same representativeness as those sold;

v) lease in the ordinary course of business, including lease of plants; and

vi) other transactions, provided that, individually or jointly, they do not exceed 20% of Eletrobras' total consolidated assets, based on the latest audited financial statements.

CGT Eletrosul Debentures 5th issue
CGT Eletrosul Debentures 2nd issue	N/A	Prior and express approval of the debenture holders (minimum quorum of 75%) is required for corporate reorganization operations, such as spin-offs, mergers, mergers or other forms of restructuring involving the Company.	N/A		Net debt/Ebitda < 3.5 (CGT Eletrosul)

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
CGT Eletrosul OPERATION 4131 - 2023	Consent required for change of control of the Company and/or Eletrobras.	Prior consent is required for the Company or Eletrobras, including the respective Subsidiaries, to carry out mergers, spin-offs or consolidation operations with any other Person or to sell, transfer, lease or otherwise dispose of (in a transaction or in a series of transactions) all or any substantial part of its property, or all or substantially any of its respective Subsidiaries (in each case, is now owned or acquired in the future), or liquidates, requests dissolution or dissolves, provided that (A) the foregoing does not apply to any transactions carried out exclusively within the economic group of the Company and Eletrobras, or (B) for purposes of this paragraph, a substantial part of the property means property with market value, individually or in total, equal to or greater than 20% of the Company's total consolidated assets.		N/A	N/A
CGT Eletrosul OPERATION 4131 - 2024
CGT Eletrosul OPERATION 4131 - 2024 I
CGT Eletrosul OPERATION 4131 - 2024 II	If Eletrobras ceases to hold the shareholding control, that is, that it ceases to be an indirect controlling shareholder of the Company (it being certain that the hypothesis of ceasing to be a direct controlling shareholder to being an indirect controlling shareholder will not constitute an event of early maturity), except if resulting from an Originating Control Acquisition that does not generate a Risk Change Event.

The occurrence of a spin-off, merger, incorporation or any corporate reorganization involving the Company and/or Eletrobras is allowed, except in some situations. Exceptions include:

(i) transactions that occur between companies of the Eletrobras Group, which includes the Company and its subsidiaries;

(ii) reorganizations outside the Eletrobras Group, provided that the resulting entity is controlled by the Company or Eletrobras and that the parties involved are not Sanctioned Persons;

(iii) operations that have the prior authorization of the Company; or (iv) if the reorganization does not result in the loss of interests or assets representing more than 20% of Eletrobras' total consolidated assets. The operations authorized in items (1) and (2) do not count towards the limit of item (3).

The sale, assignment, lease or disposal of assets and assets by the Company, Eletrobras and Relevant Subsidiaries is permitted, except in the following situations:

(i) when the assets are transferred to controlled companies;

(ii) for the replacement of assets for maintenance;

(iii) if 75% of the net proceeds are used to pay off debts;

(iv) if the resources are intended for the acquisition of new equivalent assets;

(v) in lease transactions in the normal course of business; or (vi) in cases that do not fall under the previous items, provided that the total amount does not exceed 20% of Eletrobras' total consolidated assets.

CGT Eletrosul KfW/CEF 504152-16	Prior consent of the creditor is required for the change, sale or transfer of the shareholding control of the Company or Eletrobras.	Prior consent of the creditor is required for the merger, spin-off, incorporation or other form of corporate reorganization of Eletrobras.	Not to sell, in whole or in part, the Company's fixed assets whose gross operating revenue exceeds 22% of its total gross operating revenue.	N/A	DSCR > 1.3
CGT Eletrosul BNDES 07.2.1061.1	The Company's direct or indirect effective control is modified after the transaction is contracted, without prior and express authorization from the creditor.	Prior consent of the creditor is required in matters concerning the sale, acquisition, incorporation, merger, spin-off of assets or any other act that imports or may result in changes in the current configuration of the Company or in the transfer of shareholder control, or in a change in its status as controlling shareholder of the Company, pursuant to article 116 of Law No. 6,404/76.

Prior consent of the creditor is required to dispose of and encumber assets of its permanent assets, except in the case of:

a) of unserviceable or obsolete assets; or

b) of goods that are replaced by new ones with the same purpose.

				N/A	N/A

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
CGT Eletrosul BNDES 10.2.1860.1
CGT Eletrosul BNDES 12.2.0004.1
CGT Eletrosul BNDES 12.2.0005.1
CGT Eletrosul BNDES 12.2.0060.1
CGT Eletrosul BNDES 12.2.1451.1
CGT Eletrosul BNDES 13.2.1126.1
CGT Eletrosul BNDES 14.2.0855.1
CGT Eletrosul BNDES 14.2.1025.1
CGT Eletrosul BNDES 14.2.0981.1					DSCR greater than or equal to 1.2

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Chesf Debentures 1st issue	Prior authorization of Debenture Holders, gathered at the General Meeting of Debenture Holders, holders of at least 75% of the Debentures in Circulation, is required to change the Company's direct shareholding control (according to the definition of control provided for in Article 116 of Law No. 6,404/76).	N/A

Sale, assignment, lease or any form of disposal of assets relevant to the Projects, provided that they are permitted by law, except in the cases of:

(a) replacement due to wear and/or depreciation; and

(b) updating due to obsolescence.

				Prior to any redemption, amortization of shares, or distribution, by the Company, of dividends or payments of interest on equity whose value, alone or together, exceeds the mandatory minimum provided for in article 202 of Law No. 6,404/76, present the value of the Projected GDE and RLSD indicators.	GDE - Gross Debt/Equity < 0.40 RLSD > 2

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Chesf Debentures 2nd issue	In the event that Eletrobras ceases to hold the direct or indirect shareholding control (according to the definition of control provided for in article 116 of Law No. 6,404/76) of the Company, except if resulting from an Original Acquisition of Control of Eletrobras, provided that the requirements of the Deed of Issue are observed.

Mergers, spin-offs, incorporations, takeovers or other forms of corporate reorganization between companies of the economic group are allowed. The incorporation of Relevant Subsidiaries of the Company or other subsidiaries/investees is also permitted. Corporate reorganization operations outside the Company's Economic Group may occur:

(1) when (x) the company resulting from or involved in the transaction is or will be controlled or invested directly or indirectly by the Company, or the Company itself is the resulting company, including the possibility of investment via the contribution of assets in a joint venture; and (y) the other parties involved are not Sanctioned Persons;

(2) when the transaction (merger, merger, spin-off or other form of reorganization) does not result in the loss of equity interests or assets representing more than 20% of the Company's total consolidated assets, based on the latest audited financial statements. Transactions authorized in item (1) or previously approved by the Debenture Holders are not counted towards this 20% limit.

Sale, assignment, lease or disposal of goods and assets (including equity interests) when these goods or assets are transferred to a company controlled or invested directly or indirectly by the Company, which includes contributions of assets for the constitution of a joint venture. The following operations are also allowed:

(i) when 75% or more of the net proceeds from the transaction are used to amortize or settle debts of the Company and/or its Relevant Subsidiaries (subsidiaries or controlled companies representing more than 20% of consolidated assets), provided that the prepayment is authorized by the debt instruments; pay other liabilities, including those arising from administrative, arbitral or judicial decisions, or deposited in an escrow account for this purpose, within 365 days after receipt of the funds; or to reimburse or reimburse debts paid with the Company's own resources and/or its Relevant Subsidiaries.

(ii) when the transaction results in the release of guarantees provided by the Company and/or its Relevant Subsidiaries, related to obligations of the companies sold or sold, in an amount equivalent to at least 75% of the net proceeds obtained from the transaction.

				The redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or the making of any other payments to its shareholders, for any reason, is not allowed if the Company is in default with any of its obligations established in the deed, except for the payment of the minimum mandatory dividend provided for in the Company's bylaws and the portion of net income allocated to the Special Reserve of Withheld Dividends as provided for in Law No. 6,404/76.	4.25 (Eletrobras)
Chesf Debentures 3rd issue
Chesf Debentures 4th issue
Chesf BNDES 13.2.1148.1	The Company's direct or indirect effective control is modified after the transaction is contracted, without prior and express authorization from the creditor.	Prior consent of the creditor is required in matters concerning the sale, acquisition, incorporation, merger, spin-off of assets or any other act that imports or may result in changes in the current configuration of the Company or in the transfer of shareholder control, or in a change in its status as controlling shareholder of the Company, pursuant to article 116 of Law No. 6,404/76.

Prior consent of the creditor is required to dispose of and encumber assets of its permanent assets, except in the case of:

a) of unserviceable or obsolete assets; or

b) of goods that are replaced by new ones with the same purpose.

				N/A	N/A
Chesf BNDES 13.2.1149.1

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Chesf BNB 44.2010.3284.4926	Prior consent of the creditor is required to change the Company's shareholding control.	N/A	Prior consent of the Creditor is required to encumber, sell, lease, assign, transfer in any way in favor of third parties, the rights backing this financing, under any pretext and to whomever it may be.	N/A	N/A
Chesf BNB 44.2012.3697.7181
Chesf BNB 44.2017.10631.6994
Chesf BNB 44.2018.10411.9120
Chesf BNB 44.2020.17602.0650
Chesf BNB 44.2023.54.21426

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletronorte Debentures 2nd issue	In the event that Eletrobras ceases to hold the direct or indirect shareholding control (according to the definition of control provided for in article 116 of Law No. 6,404/76) of the Company, except if resulting from an Original Acquisition of Control of Eletrobras, provided that the requirements of the Deed of Issue are observed.

Mergers, spin-offs, incorporations, takeovers or other forms of corporate reorganization between companies of the economic group are allowed. The incorporation of Relevant Subsidiaries of the Company or other subsidiaries/investees is also permitted. Corporate reorganization operations outside the Company's Economic Group may occur:

(1) when (x) the company resulting from or involved in the transaction is or will be controlled or invested directly or indirectly by the Company, or the Company itself is the resulting company, including the possibility of investment via the contribution of assets in a joint venture; and (y) the other parties involved are not Sanctioned Persons;

(2) when the transaction (merger, merger, spin-off or other form of reorganization) does not result in the loss of equity interests or assets representing more than 20% of the Company's total consolidated assets, based on the latest audited financial statements. Transactions authorized in item (1) or previously approved by the Debenture Holders are not counted towards this 20% limit.

Sale, assignment, lease or disposal of goods and assets (including equity interests) when these goods or assets are transferred to a company controlled or invested directly or indirectly by the Company, which includes contributions of assets for the constitution of a joint venture. The following operations are also allowed:

(i) when 75% or more of the net proceeds from the transaction are used to amortize or settle debts of the Company and/or its Relevant Subsidiaries (subsidiaries or controlled companies representing more than 20% of consolidated assets), provided that the prepayment is authorized by the debt instruments; pay other liabilities, including those arising from administrative, arbitral or judicial decisions, or deposited in an escrow account for this purpose, within 365 days after receipt of the funds; or to reimburse or reimburse debts paid with the Company's own resources and/or its Relevant Subsidiaries.

(ii) when the transaction results in the release of guarantees provided by the Company and/or its Relevant Subsidiaries, related to obligations of the companies sold or sold, in an amount equivalent to at least 75% of the net proceeds obtained from the transaction.

				The redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or the making of any other payments to its shareholders, for any reason, is not allowed if the Company is in default with any of its obligations established in the deed, except for the payment of the minimum mandatory dividend provided for in the Company's bylaws and the portion of net income allocated to the Special Reserve of Withheld Dividends as provided for in Law No. 6,404/76.	4.25 (Eletrobras)
Eletronorte Debentures 4th issue
Eletronorte Debentures 5th issue
Eletronorte Debentures 6th issue

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletronorte Bradesco CCB 237.2373.90115.0520	The prior consent of the creditor is required for a change in the direct or indirect shareholding control of Eletrobras and the Relevant Subsidiaries, as defined pursuant to Article 116 of Law No. 6,404/76.

The occurrence of a merger, spin-off, incorporation, merger of shares or any other form of corporate reorganization involving the Company, Eletrobras, and/or the Relevant Subsidiaries is not allowed, except (i) for transactions that occurred within the economic group of the Company or Eletrobras, or (ii) if it did not occur exclusively within the economic group of the Company or Eletrobras, provided:

a) the total assets of the respective company not belonging to the economic group of the Company or Eletrobras represent an equivalent amount of less than 20% of the total consolidated assets of Eletrobras, based on the latest financial statements;

b) the respective company not belonging to the economic group of the Company or Eletrobras is not a prohibited or sanctioned person or prevented from doing business in Brazil, in accordance with applicable Brazilian laws, nor has it been indicted or subject to civil penalties for violations of any legal or regulatory provision, national or foreign, related to the practice of corruption or acts harmful to the public administration, including, without limitation, Law No. 12,846/13, Law No. 12,529/2011, Law No. 9,613/1998, Decree-Law No. 2,848/40, the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010, as applicable; and

c) the respective company not belonging to the Company's economic group or Eletrobras complies with the "know your customer" policies usually applied by the Debenture Holders, if applicable, provided that the respective transaction does not result in the occurrence of an Event of Default or Non-Compliance.

The sale, assignment, lease or any form of disposal of assets and assets, including equity interests, by the Company or by Eletrobras and/or by Relevant Subsidiaries of both is not allowed, except:

(i) for operations that occurred within the economic group of the Company or Eletrobras, or

(ii) if it did not occur exclusively within the Company's or Eletrobras' economic group, provided that it represents an equivalent amount of less than 20% of Eletrobras' total consolidated assets, based on the latest financial statements.

				N/A	3.75 (Eletrobras)

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletronorte BB NCE 318.000.383	Prior consent of the creditor is required for i) transfer of direct and/or indirect control of the capital stock; ii) there is a change in the capital stock of any subsidiary that results in the loss of corporate control, direct or indirect, except if the change occurs within the Company's economic group.	Change of ownership of the capital stock, involving any direct or indirect shareholder, including transfers between them, with a variation of more than 10% of the total capital stock.	N/A	N/A	3.75 (Eletrobras)
Eletronorte China Construction Bank CCB 1306220	Prior consent of the creditor is required to change the Company's shareholding control.	The prior consent of the creditor is required for the incorporation, merger or spin-off of the Company and/or Eletrobras, or if the transfer of operating assets of the Company and/or Eletrobras occurs, unless the incorporation, merger or spin-off of the Company occurs exclusively within the economic group of Eletrobras; or represent, excluding reorganizations occurring within the economic group, in the aggregate up to 20% of Eletrobras' Total Consolidated Assets.	The prior consent of the creditor is required for the incorporation, merger or spin-off of the Company and/or Eletrobras, or if the transfer of operating assets of the Company or Eletrobras occurs, unless the incorporation, merger or spin-off of the Company occurs exclusively within the economic group of Eletrobras; or represent, excluding reorganizations occurring within the economic group, in the aggregate up to 20% of Eletrobras' Total Consolidated Assets.	N/A	N/A
Eletronorte State Grid Mutual	In the event that the Company sells or transfers in any way its shareholding, in whole or in part, in Belo Monte Transmissora de Energia SPE S.A., the loan contracted herein may be considered to be due in advance, at the sole discretion of the creditor.	N/A	N/A	N/A	N/A
Eletronorte Basa FIC-ME-043.12/0121-8	Prior consent of the creditor is required to change the Company's shareholding control.	N/A	Not to sell the property encumbered in mortgage to the creditor.	N/A	N/A

	Change in direct or indirect shareholder control	Corporate reorganization	Sale of goods and assets	Shares: redemption, repurchase, amortization or bonus of shares; Payment of dividends and interest on equity; Making payments to its shareholders in any capacity	Financial Indicator
Eletronorte BNDES 12.2.0766.1	The Company's direct or indirect effective control is modified after the transaction is contracted, without prior and express authorization from the creditor.	Prior consent of the creditor is required in matters concerning the sale, acquisition, incorporation, merger, spin-off of assets or any other act that imports or may result in changes in the current configuration of the Company or in the transfer of shareholder control, or in a change in its status as controlling shareholder of the Company, pursuant to article 116 of Law No. 6,404/76.

Prior consent of the creditor is required to dispose of and encumber assets of its permanent assets, except in the case of:

a) of unserviceable or obsolete assets; or

b) of goods that are replaced by new ones with the same purpose.

				N/A	N/A
Eletronorte BB 21/00793-4
SPE Santo Antônio Debentures 1st Issue	Sale, assignment, transfer, exchange or, in any other way, disposition of shares representing the capital stock of the Issuer, without the prior consent of FI-FGTS, except in accordance with the deed and the Guarantee Agreements.			N/A	DSCR > 1.2 Net Debt/Equity < 3.5

The Company monitors compliance with the contractual financial covenants and records that, in 2024, it met the conditions of the restrictive clauses. In addition, it should be noted that, in 2024, Eletrobras is in compliance with all the obligations assumed in the contracts entered into in which it appears as a debtor.

In addition, the risk of non-compliance with these obligations is diligently monitored by the Company so that it is possible, if necessary, to implement timely workarounds to address potential events of default and early maturity and ensure the proper execution of its business and operations contemplated in its strategic plan.

g.       Limits on the use of financing already contracted and percentages already used

In 2024, of the funds arising from loans and financing contracted by the Company and its consolidated investees, only the contracts signed between Eletrobras Chesf and Banco do Nordeste (BNB) in 2020 and 2023 had a balance to be disbursed, equivalent to 17.1% of the total amount financed, in the amount of BRL 61,522 thousand.

h.       Significant changes in items on the income and cash flow statements

Table 2.1.7 – Income Statements (amounts in BRL thousands)

Central Elétricas Brasileiras S.A. – Eletrobras
Consolidated Income Statements (in thousands of reais)
	12/31/2024	AV%	12/31/2023	AV%	AH%
NET OPERATING INCOME	40,181,552	100	37,158,908	100	8.13
Operating Costs	-22,143,030	-55.11	-18,673,499	-50.25	18.58
GROSS RESULT	18,038,523	44.89	18,485,409	49.75	-2.42
Operating Expenses	-4,559,135	-11.35	-7,456,137	-20.07	-38.85
Regulatory Remeasurements - Transmission Agreements	6,129,771	15.26	-12,144	-0.03	-50575.72
OPERATING INCOME BEFORE FINANCIAL RESULT	19,609,159	48.8	11,017,128	29.65	77.99
Financial Result	-11,628,120	-28.94	-12,002,121	-32.3	-3.12
EARNINGS BEFORE EQUITY INTERESTS	7,981,039	19.86	-984,993	-2.65	-910.26
Income from Equity Interests	2,503,205	6.23	2,062,090	5.55	21.39
Other Income and Expenses	136,540	0.34	651,280	1.75	-79.04
OPERATING INCOME BEFORE TAXES	10,620,784	26.43	1,728,377	4.65	514.49
Current income tax and social contribution	-717,909	-1.79	-512,503	-1.38	40.08
Deferred income tax and social contribution	477,879	1.19	3,511,001	9.45	-86.39
NET INCOME FROM CONTINUING OPERATIONS	10,380,754	25.83	4,726,875	12.72	119.61
Share attributed to controlling shareholders	10,378,122	25.83	4,881,788	13.14	112.59
Portion attributed to non-controlling shareholders	2,632	0.01	-154,913	-0.42	-101.70
NET INCOME (LOSS) FROM DISCONTINUED OPERATION	—	—	-332,014	-0.89	-100
Portion Attributed to Controlling Shareholders	—	—	-332,014	-0.89	-100
Portion Attributed to Non-Controlling Shareholders	—	—	—	—	—
NET INCOME FOR THE YEAR	10,380,754	25.83	4,394,861	11.83	136.2
Portion Attributed to Controlling Shareholders	10,378,122	25.83	4,549,774	12.24	128.1
Portion Attributed to Non-Controlling Shareholders	2,632	0.01	-154,913	-0.42	-101.7

Net Operating Income

Compared to 2023, net operating revenue increased 8.1%, from BRL 37,158,908 thousand to BRL 40,181,552 thousand in 2024.

In the generation segment, this variation was mainly due to:

(i)	the renegotiation of the hydrological risk of the Tucuruí HPP, as a consequent extension of the 50-day concession in the 12th and 13th Existing Energy Auction (EEA), with the entirety of its physical guarantee allocated to the Regulated Contracting Environment (RCE), which resulted in an increase of BRL 1,327,396 thousand in supply revenue;
(ii)	the capture of the effects of the consolidation of the Teles Pires HPP throughout the 2024 fiscal year, generating a total positive impact of BRL 1,046,642 thousand (the consolidation occurred from 3Q23 onwards);
(iii)	the increase in revenue in the Free Contracting Environment (FCE), due to the gradual de-quoting of the plants and the average Difference Settlement Price (DSP) in the short-term market (STM), which went from BRL 70/MWh in 2023 to BRL 130/MWh in 2024. These effects offset the losses from the sale of UTE Candiota III and the lower revenue earned from the supply of energy to Amazonas Energia.

In the transmission segment, revenue increased 10.7%, from BRL 17,432,037 thousand in 2023 to BRL 19,292,579 thousand in 2024, mainly due to the 40.6% increase in construction revenue, directly related to the investments made (appropriated and allocated) in ongoing transmission projects, with emphasis on: Eletrobras (BRL 441,359 thousand), Eletrobras Eletronorte (BRL 365,088 thousand), Nova Era Janapu (BRL 174,564 thousand), Eletrobras Chesf (BRL 168,046 thousand) and Eletrobras CGT Eletrosul (BRL 51,888 thousand).

Operating Costs

Operating costs in 2024 increased by 19%, migrating from the level of BRL 18,673,499 thousand in 2023 to BRL 22,143,030 thousand in 2024. This variation was due to:

(i)	the purchase of energy in the Short-Term Market (STM) to meet the energy sales contracts in the FCE, which increased by 9.7%, from BRL 3,387,607 thousand in 2023 to BRL 3,717,468 thousand in 2024;
(ii)	the costs related to the termination of contracts and the renegotiation of the hydrological risk of the Tucuruí HPP, totaling a non-recurring effect of BRL 210,522 thousand; and
(iii)	to the new PPAs (Power Purchase Agreement) of incentivized energy.

There was a variation in construction costs, which increased by 30% in 2024, from BRL 3,291,132 thousand in 2023 to BRL 4,286,914 thousand in 2024. This increase was directly related to the investments made (appropriated and allocated) in the ongoing transmission projects mentioned above.

Operating Expenses

Operating expenses in 2024 decreased by 38.9%, from BRL 7,456,137 thousand in 2023 to BRL 4,559,135 thousand in 2024. This variation was mainly due to:

(i)	a 7% reduction in expenses with personnel, material, services and others, which went from BRL 8,182,889 thousand in 2023 to BRL 7,592,787 thousand in 2024, mainly impacted by the reduction in the number of employees due to the Voluntary Dismissal Plans (VDPs); and
(ii)	the reduction of 107.3% in the amounts of operating provisions, with a reversal of BRL 2,661,073 thousand, highlighting:

(a)    the reversal of BRL 167,000 thousand referring to the impairment of UTE Santa Cruz and provision for loss of BRL 125,822 thousand in on the sale of the interest in ISA Energia; and

(b)    constitutions of BRL 871,403 thousand and reversals of BRL 1,116,720 thousand.

Regulatory Remeasurements

Regulatory remeasurements had a significant increase in 2024, from a negative balance of BRL 12,144 thousand in 2023 to BRL 6,129,771 thousand in 2024. The remeasurements of the renewed contracts occurred mainly due to the revision of the projection of the BNES Economical (Basic Network Existing System) despite the reduction of the APR, the Company remeasured the flow of APR of the BNES, based on the parameters below, considered in the periodic tariff review (PTR):

•	New APR flow deadline for updating the regulatory depreciation quota with receivables associated with the remuneration of assets projected until 2032;
•	Movement of the asset base;
•	Revaluation of assets due to regulatory average depreciation;
•	Update by the new replacement value - NRV of the base to be remunerated; and
•	Consideration of the projected flow of non-depreciable receivables until the end of the concession.

The remeasurement carried out resulted in an impact of BRL 6,129,771 thousand, with BNES being the main component of this value, representing BRL 5,930,762 thousand.

Financial Result

The net financial result decreased by 3%, from a financial expense of BRL 12,002,121 thousand in 2023 to a financial expense of BRL 11,628,120 thousand in 2024. This reduction is mainly due to variations in inflation and interest rates. The cumulative IPCA was 4.83% in 2024, slightly above the 4.62% recorded in 2023, as well as a reduction in the CDI rate from 2023 to 2024. This scenario impacted the monetary adjustment of indexed liabilities, such as compulsory loans, contributing to the reduction of financial expenses.

Income from Equity Interests

The result of equity interests on accounted investments increased 21% in 2024 compared to the amount of BRL 2,062,090 thousand in 2023. This increase was mainly due to the improvement in the result of minority stakes held by Eletrobras due to advances in the management of the investee portfolio. Among these variations, the positive equity records of the investees ISA Energia with BRL 874 million, Eletrobras Termonuclear S.A. com BRL 562 million and SPE Belo Monte Transmissora de Energia (BMTE) with BRL 292 million stand out. On the other hand, SPE Norte Energia and SPE Enerpeixe had negative contributions of BRL 836 million and BRL10 million, respectively.

Other Income and Expenses

Other revenues and expenses decreased by BRL 514,740 thousand, from BRL 651,280 thousand in 2023 to BRL 136,540 thousand in 2024, especially due to the write-off of the obligation of BRL 96 million, referring to the assumption of the debts assumed by the former Centrais Elétricas de Rondônia S.A. (Ceron).

Income Tax and Social Contribution

The provision for IR and CSLL, considering deferred and current tax, revenue decreased from BRL 2,998,498 thousand in 2023 to an expense of BRL 240,030 thousand in 2024, representing a decrease of 108%. This variation was mainly due to:

(i)	the write-off of the deferred tax on Eletrobras CGT Eletrosul, resulting from the conclusion of the sale of UTE Candiota III, due to the lack of expectation of future recoverability in the amount of BRL 461,458 thousand;
(ii)	BRL 1,710,472 thousand referring to the recognition of the expectation of future recoverability in Eletrobras, from the merger of Furnas, of the deferred tax of time differences and losses on a negative basis; and
(iii)	Negative adjustments of temporary deferred taxes on the reversal of impairment in the amount of BRL 228,366 thousand and onerous contracts in the amount of BRL 23,363 thousand.

Net Income for the Year

Eletrobras posted a net income of BRL 10,380,754 thousand in the 2024 fiscal year, compared to the net income of BRL 4,394,861 thousand recorded in 2023, representing a variation of 136%, as explained in the previous items.

Table 2.1.8 – Cash Flow Statements (amounts in BRL thousands)

Cash Flow Statements (values in BRL thousands)	12/31/2024	12/31/2023
Profit for the year before income tax and social contribution	10,620,784	1,396,363
Adjustments to reconcile profit with cash generated by operations	-7,747,134	1,489,763
(Accruals)/decreases in operating assets	2,537,858	-343,917
Accruals/(decreases) in operating liabilities	-1,630,306	-1,564,893
Payment of finance charges	-6,650,869	-5,512,449
Receipt of Annual Revenue Allowance - RAPA	19,248,186	18,287,910
Dispute settlement	-3,776,063	-2,672,962
Payment of income tax and social contribution	-1,488,382	-2,930,778
Other	1,271,509	86,301
Net cash from operating activities	12,385,583	8,235,338
Receipt for the issuance of shares	-	-
Loans and financing obtained and debentures obtained	29,965,839	11,821,045
Payment of loans and financing and debentures - principal	-16,009,832	-13,763,329
Payment of remuneration to shareholders	-1,307,858	-864,192
Share buybacks	-115,099	-1,967,218
Payment of obligations with CDE and revitalization of basins - main	-1,974,965	-1,433,816
Other	-757,196	-547,621
Net cash from (used in) financing activities	9,800,889	-6,755,131
Receipt of loans and financing	12,675	982,425
Acquisition of fixed assets	-3,099,474	-3,862,770
Acquisition of intangible assets	-425,891	-258,371

Net financial investments (NFI)	-3,064,434	3,143,232
Transmission infrastructure - contractual asset	-4,286,914	-3,269,358
Disposal of investments in equity interests	2,449,160	907,004
Other	-245,443	3,184,876
Net cash from (used in) investing activities	-8,660,321	827,038

From Operational Activities

In 2024, cash flows from operating activities increased by 50.40%, from BRL 8,235,338 thousand in 2023 to BRL 12,385,583 thousand. This significant growth mainly was due to the extension of the ACR contracts of the Tucuruí HPP, which, through the renegotiation of the GSF, resulted in an increase in the amount of BRL 1,327,396 thousand in revenue, and to the reduction in the payment of taxes due to the fiscal management carried out by the Company.

From (applied) in Investment Activities

In 2024, the cash flows generated by investment activities had a negative change, changing from a balance of BRL 827,038 thousand in 2023 to a negative balance of BRL 8,660,321 thousand in 2024. This variation was due to the higher investment in securities in the amount of BRL 3,064,434 thousand compared to the redemption of BRL 3,143,232 thousand in 2023.

From (applied) in Funding Activities

In 2024, cash flows from financing activities increased by 245.1%, from a negative cash flow of BRL 6,755,131 thousand in 2023 to a positive cash flow of BRL 9,800,889 thousand in 2024. This variation was due to the fundraising in the amount of BRL 29,965,839 thousand in 2024 compared to the amount of BRL 11,821,045 thousand in 2023.

2.2.	Operational and Financial Results:

a.       Results of the Company's operations, in particular

i.       Description of any important components of the recipe

Operating Revenues Electricity Operations

Eletrobras' revenues derive mainly from the generation and transmission of electricity.

Generation: Revenues from the generation activity derive from the sale of electricity generated by Eletrobras to distribution companies and free consumers and from the revenue from operation and maintenance of plants whose concessions were renewed under the terms of Law No. 12,783/2013, later amended by Law No. 14,182/2021, which provided for the capitalization of Eletrobras and the execution of new concession contracts under an independent production regime for the plants reached by Law No. 12,783/2013. Such revenues occur at the amounts agreed upon in contracts, observing the revenues arising from settlement in the short-term market. There is also the receipt for the provision of ancillary services by some hydroelectric plants, as provided for by ANEEL Normative Resolution No. 1,030/2022, which may be remunerated by ancillary services tariff (TSA) or annual revenue, as applicable.

Transmission: Revenues from transmission activity derive from the construction and operation of transmission line infrastructure by Eletrobras, as well as from the operation and maintenance of these facilities and are known as Annual Permitted Revenue (APR), approved by ANEEL for each tariff cycle. The APR is obtained from the revenues received from sectoral agents that use Eletrobras' transmission facilities. The price charged to the sectoral agents that connect to the transmission networks in this activity is regulated and known as the tariff for the use of the transmission system (TUST). Eletrobras, as a transmission of electricity, cannot negotiate prices with users. For some contracts, the APR is fixed and monetarily updated by price ratio once a year. For the other contracts, the APR is monetarily updated by price ratio once a year and reviewed every five years. In the annual monetary update process, revenues are also established for investments in reinforcements and improvements expected to come into operation. For transmission concessions renewed under the terms of Law No. 12,783/2013, there is a specific methodology for reviewing the operating costs to be recognized in the revenue.

Other Operational Revenues

Operational revenues from other activities not attributable to the generation and transmission segments are recorded by Eletrobras in the Administration segment and include, mainly, telecommunications companies that use part of our infrastructure to assemble telecommunications lines. Eletrobras' revenues may also come from the provision of engineering services related to third-party generation and transmission works or energy efficiency.

Financial Revenues

Financial revenues come from the remuneration that Eletrobras receives from investments in financial instruments, as well as from the interest, commissions and fees obtained as a result of the loans it grants in accordance with the provisions of Brazilian law, which allows the Company to act as a financier of its subsidiaries that provide public services. They also reflect the revenues from the late payment on electricity paid to Eletrobras, as well as the impact of monetary adjustments and other financial revenues.

Monetary and Exchange Revenues (Expenses)

Monetary and exchange revenues (expenses) refer mainly to the impacts of the Selic and IPCA variation and transactions in foreign currency, especially US dollars.

ii. Factors that materially affected the results of operations

The Company's operating results were materially affected:

(i)	by macroeconomic conditions in Brazil with inflation and interest rates and in the international market in general;
(ii)	the hydrological conditions of the National Interconnected System (NIS) and submarkets in which the Company's hydroelectric plants are located (Southeast/Midwest submarket);
(iii)	by the level of the reservoirs and hydrological risk;
(iv)	exposure to the short-term energy market to the DSP; and
(v)	the results of judicial and other settlements.

Brazilian Macroeconomic and Sectoral Conditions

The country's Gross Domestic Product (GDP) advanced in 2024 and ended the year with a growth of 3.4%, according to the IBGE.

Inflation, measured by the variation of the IPCA, ended 2024 at 4.83%. The biggest impacts on inflation in 2024 came from the group of food and beverages, which accumulated a rise of 7.69% in 12 months and contributed 1.63 percentage points to the IPCA for the year. In addition, the cumulative increases in the prices of the groups health and personal care (6.09%) and transportation (3.30%) also had significant impacts (of 0.81 p.p. and 0.69 p.p., respectively) on the year’s IPCA. Together, these three groups accounted for about 65% of 2024 inflation.

Provision for Judicial Contingencies of Compulsory Loans

There is a significant judicial litigation involving Eletrobras, in which the largest number of lawsuits has the purpose of challenging the criteria for monetary adjustment of the book-entry credits of the Compulsory Loan on the consumption of electricity, determined by the legislation that governs the Compulsory Loan and applied by the Company, and the application of inflationary purges resulting from economic plans implemented in Brazil.

Eletrobras, within the scope of these processes, has recorded provisions regarding:

(i)	the difference in principal resulting from the inflation adjustment criterion;
(ii)	reflex remunerative interest; and
(iii)	the application of default interest (substantially the SELIC rate, applied to principal, correction of interest paid and remunerative interest).

In 2024, a net reversal of constitution in the amount of BRL 1,453,036 thousand was recognized, making a provision stock of BRL 13,576,565 thousand, referring to the compulsory loan processes. For more information on the processes related to compulsory lending, see items 4.4 and 4.7 of this Reference Form.

Compulsory Loan – Judicial Settlements

The Company has been adopting measures to mitigate the risks involved and enable better planning of cash disbursements to optimize tax use through the execution of agreements. Since the last quarter of 2022, when negotiations began, Eletrobras has reduced provisions in the order of BRL 12,220,333 thousand, of which BRL 11,314,550 thousand through judicial settlements, assuming the commitment to pay approximately BRL 7,588,822 thousand, partly in cash and partly with assets (such as interests in affiliated companies), resulting, therefore, in savings for Eletrobras of approximately BRL 3,725,729 thousand in relation to the risk provisioned for these lawsuits. By 2024, Eletrobras has already paid the approved agreements, and is awaiting a court decision to ratify the Agreements and extinguish the respective lawsuits for payment of the balance of BRL 1,105,534 thousand.

Contractual Transmission Asset

The Company registers the right to the consideration originated by the construction of the transmission projects, within the scope of the concession contracts, under the heading Contractual Transmission Asset.

The movement of these assets, in the years ended in 2024 and 2023, is shown in the following table.

Table 2.2.1 – Movement of Contractual Transmission Assets (amounts in BRL thousands)

	2024	2023
Balance on January 01	61,212,338	61,052,210
Incorporation	—	1,049,923
Construction Recipe	4,161,735	2,960,792
Financial income	7,405,486	7,136,080
Regulatory Remeasurements - Transmission	6,129,771	(12,144)
Transfers	1,154	(21,778)
Amortization	(11,522,828)	(10,952,745)
Balance from December 31	67,387,656	61,212,338

The balance of the contractual assets represents the present value of the consideration that the Company becomes entitled to as it advances in the construction of the transmission assets. The discount rates applied at the beginning of each project are, on average, 6.55% per year for renewed contracts and 6.63% per year for tendered contracts.

The balances of the contracts are monetarily substantially adjusted by the IPCA, except for contracts 004/2004, 010/2005, 007/2005, 008/2005, 006/2005 and 034/2001, which are updated by the IGPM.

In July 2024, ANEEL published Ratifying Resolution No. 3,348/2024, which established the APRs for the 2024-2025 cycle.

Table 2.2.2 – Approved APR (values in BRL thousands)

Companies	2024/2025
Eletrobras	6,904,773
Chesf	5,208,677
Eletronorte	3,000,087
CGT Eletrosul	1,764,288
Triângulo Mineiro Transmissora S.A.	54,635
Vale do São Bartolomeu Transmissora de Energia S.A.	50,535
Total	16,982,995

In the third quarter of 2024, based on the release of the APR for the 2024-2025 cycle by ANEEL, the Company calculated the present value of the installments of the APRs related to the construction of the transmission projects, considering the remuneration rate of each concession contract, and compared it with the balance of the contractual assets. The difference between the recalculated present value and the book balance of the contractual asset, when it occurred, was recorded in counterpart to the Company's result.

Of the balance of the contractual assets of the transmission in 2024, the amount of BRL 32,870,307 thousand corresponds to the right to the consideration originated by BNES's non-depreciated infrastructure, when the concessions were renewed in 2012, under the terms of Provisional Measure No. 579/2012, converted into Law No. 12,783/2013. The flow approved by ANEEL for the receipt of APRs related to BNES is contained in ANEEL's Ratifying Resolutions No. 3,344/2024 and No. 3,348/2024.

Table 2.2.3 – Receipt of APRs related to BNES (amounts in BRL thousands)

Companies	2024-2025 Cycle
CGT Eletrosul	532,902.31
Chesf	2,942,810.36
Eletronorte	1,262,729.68
Eletrobras	4,480,081.42
Total	9,218,523.77

Impairment

The Company estimates the recoverable value of its fixed and intangible assets based on value in use, which is measured by the present value of the estimated future cash flow. The assumptions used consider the Company's Management's best estimate of future trends in the electricity sector and are based on both external sources of information and historical data from the cash-generating units.

•	Until fiscal year 2023, the Company treated each of its electricity generation plants as UGC for the purposes of the impairment test. With the advancement of the Company's electricity trading process, consolidated in 2024, made possible by the renewal of concessions and the consequent de-quoting of hydroelectric plants, there was a gradual increase in the volume of uncontracted energy. In this way, the sale of energy began to be considered in blocks, generating cash inflows without individual identification to hydroelectric generation plants.
•	Following APC 01 - Impairment, the Company started to consider, as of 2024, as UGC, the set of hydroelectric generation assets per subsidiary, as it represents the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows of other assets or other groups of assets. For wind assets, the Company considers each farm as a UGC, mainly due to the operational sharing of assets in wind farms.

Below are the impairment positions in 2024.

Table 2.2.4 – Impairment Positions (values in BRL thousands)

	Generation	Administration	Total
Asset	1,175,713	—	1,175,713
Intangible	—	70,431	70,431
	1,175,713	70,431	1,246,144

b) changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

The deprecation of the real by 21.82% against the US dollar in 2024 negatively impacted Eletrobras' debts indexed to foreign currencies. The Company recorded a reduction in the exchange variation of BRL 198,725 thousand compared to 2023.

The Company has a financing agreement with KfW in U.S. dollars, without hedging. Until March 2023, there was foreign exchange exposure in other debts, but in April 2023, a hedge of the 2025 and 2030 bonds was carried out to protect against exchange rate variation, assuming a passive position in reais and the change in the value of the liability linked to the variable yield curve in reais (CDI). Currently, only the contract with KfW is not hedged.

Regarding the CDE's net monetary adjustments, related to the river basins and others in 2024, the Company presented a reduction of BRL 841,147 thousand, totaling R$ 2,670,918 thousand, compared to BRL 3,512,065 thousand in 2023.

c) impact of inflation, price variation of the main inputs and products, exchange rate and interest rate on Eletrobras' operating results and financial results, when relevant

Variations in the DSP influence the generation segment in the short-term market because they price the difference between contracted energy and actual energy consumption. When there is greater supply, with full reservoirs and high flow forecasts, the DSP tends to decrease. On the other hand, when there is a shortage of supply, the DSP tends to increase, as the opportunity cost of using the water stored in the reservoirs is also high.

The value of the DSP is expressed in reais per megawatt-hour (BRL/MWh) and its calculation is mainly influenced by: climatic and hydrological conditions, production cost of the plants, energy demand and availability of generation and transmission of the electric system.

Variations in the inflation rate influence the transmission segment due to most transmission contracts being corrected by the Extended National Consumer Price Index (IPCA). Contractual (financial) revenue is associated with the application of inflationary indices to the balances of the contract assets of each concession.

Exchange Rate Variations

The Company presented exposure between assets and liabilities indexed to foreign currency, especially to the U.S. dollar.

In September 2024, the Company contracted a derivative operation called Cross Currency Swap in the notional amount of BRL 4,229 million, with the objective of protecting the bonds issued in relation to exchange rate variation, with a fixed rate in dollars in the active leg and a variable rate in CDI in the passive leg.

Regarding the debenture issuances that took place in 2024, Eletrobras contracted a price ratio swap in the total notional amount of BRL 4,229 million with the purpose of generating protection for possible fluctuation in inflation, exchanging flow in IPCA for flows in CDI.

To cover risks related to commercial contracts, the company uses a forward contract (NDF - Non Deliverable Forward) to lock in project costs, with the execution of BRL 496 million in forward contracts in 2024.

In 2024, the Company made Credit Agreement 4131 loans, which are foreign currency loans granted abroad to a Brazilian company. The swaps used in this type of operation are called Cross Currency fixed float in the notional amount of BRL 1,493 million, with an exchange of flow from the active pole (exchange variation and SOFR rate) to the flow from the passive pole (CDI).

The Company has a Financial Hedging Policy whose objective is to monitor and mitigate exposure to market variables that impact assets and liabilities of Eletrobras and its subsidiaries, thus reducing the effects of undesirable fluctuations of these variables in its financial statements

Further details are available in section 5 of this Form.

Price variation of the main inputs and products

The energy purchased for resale was BRL 3,028,226 thousand in 2023 compared to BRL 5,068,123 thousand in 2024, representing an increase in expenses of 67.4%, due to the greater purchase of energy in the short-term market to meet the sales contracts in the FCE. In addition, the costs related to the termination of energy contracts, renegotiation of the hydrological risk of the Tucuruí HPP and new PPA (Power Purchase Agreement) of incentivized energy stand out.

2.3.	Significant changes in accounting practices - Caveats and emphasis on the auditor's opinion

a.       changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2

No significant changes were recorded in the Company's accounting practices in the fiscal year ended 2024.

b.       Modified opinions and emphases present in the auditor's report

The Company's Management informs that the report of the independent auditors of the financial statements for the fiscal year ended in 2024 did not present any reservations.

2.4.	The directors shall comment on the material effects that the following events have had or are expected to have on the issuer's financial statements and results

a.       Introduction or disposal of operational segment

There were no changes in the Company's operational segments in the fiscal year ended 2024.

b.       Incorporation, acquisition or sale of equity interest

Acquisition

In December 2024, Eletrobras signed an agreement to acquire 51% of Eletronet S.A. (Eletronet), held by LT Bandeirante. The remaining 49% belong to Eletropar.

Constitution

Creation, in May 2024, of four Special Purpose Entities (SPE), Nova Era Catarina Transmissora S.A., Nova Era Ceará Transmissora S.A., Nova Era Integração Transmissora S.A. and Nova Era Teresina Transmissora S.A. by Eletrobras Eletronorte, due to the auction of 4 lots in Transmission Auction No. 01/2024 held by ANEEL.

Incorporation of Furnas

On July 1, 2024, after all the established conditions were met, the incorporation of Furnas was completed. Therefore, from that date, all rights and obligations were absorbed by Eletrobras and the legal personality of Furnas ceased to exist.

Disposals

Sale of shares of ISA Energia, new name of CTEEP

In July 2024, the Company received the amount of BRL 2,153,842 thousand resulting from the conclusion of the public offering of secondary distribution of 93,000,000 preferred shares of CTEEP, at the price of BRL 23.50 per share, net of selling expenses.

Thermal

Completion of the sale process of the Candiota thermoelectric complex (350MW) in January 2024, the Company's only coal-fired asset, to the Âmbar Energia S.A. group. In addition, an agreement was signed with the Âmbar Energia S.A. group for the sale of the Company's thermoelectric portfolio for a total amount of BRL 4.7 billion, including BRL 1.2 billion in earn-out.

Other Shareholdings

Conclusion of the sale of a minority interest of 49% in the capital stock of the 15 Special Purpose Entities: Chapada do Piauí I Holding S.A. and Chapada do Piauí II Holding S.A. to Infraestrutura Brasil Holding XX S.A. managed by Pátria Investimentos, and to Invenergy Wind South America LLC.

c.       Unusual events or operations

There were no unusual events or operations in 2024.

2.5.	Non-Accounting Measurements

a)           Inform the value of non-accounting measurements

The Company uses EBITDA (EBITDA), Net Debt and the Net Debt/EBITDA and Net Leverage indicators.

Table 2.5.1 – Net Debt / EBITDA (amounts BRL thousands)

	Fiscal Year (12/31/2024)	Fiscal Year (12/31/2023)
EBITDA	26,236,679	17,019,826
NET Debt	39,457,616	39,865,677
Net Debt/EBITDA	1.5	2.34

Table 2.5.2 – Net Leverage (values in BRL thousands)

	Fiscal Year (12/31/2024)	Fiscal Year (12/31/2023)
Net Debt (A)	39,457,616	39,865,677
Total Stockholders' Equity (B)	121,999,776	112,464,644
Net Leverage (%)	32.34	35.45

b)               make reconciliations between the amounts disclosed and the values of the audited financial statements

Table 2.5.3 – EBITDA reconciliation (amounts in BRL thousands)

	Fiscal Year (12/31/2024)	Fiscal Year (12/31/2023)
Net Income for the Year	10,380,754	4,394,861
(+) Provision for Income Tax and Social Contribution	-240,030	2,998,498
(+) Financial Result	11,628,120	12,002,121
(+) Depreciation and Amortization	3,987,775	3,621,342
EBITDA	26,236,679	17,019,826

c)                explain why it is considered that such measurement is more appropriate for the correct understanding of your financial condition and the result of your operations

EBITDA

EBITDA is used by management as an important indicator of operational performance, as it provides a good view of the potential gross generation of resources. Eletrobras' management believes that EBITDA is a practical measure that allows comparison with other companies in the same sector, except for the fact that other companies may calculate their EBITDAs differently.

Net Debt

Net Debt corresponds to the balance of Gross Debt, net of cash balances and cash equivalent, securities (current) and financing and loans (current and non-current).

The Company uses Net Debt to assess its financial position, and its degree of financial leverage, and to assist its managerial decisions related to the management of cash flow, investments and capital structure, as they aim to measure the Company's ability to pay in relation to its indebtedness to third parties, without the influence of tax effects, for instance.

Net Debt is not a recognized measure under BR GAAP or IFRS accounting practices, has no standard meaning and may not be comparable to Net Debt prepared by other companies.

Net Leverage

Net Leverage is a non-accounting measure prepared by the Company, and corresponds to the division between Net Debt and Total Equity. Net Leverage is not a recognized measure under BR GAAP or IFRS accounting practices, has no standard meaning and may not be comparable to Net Leverage prepared by other companies.

2.6.	Events subsequent to the last financial statements at the end of the 2024 financial year

Dividend Payment

In January 2025, the Company paid interim dividends in the amount of BRL 2,201,690 thousand referring to the anticipation of the allocation of the results for the 2024 financial year. In addition, the Board of Directors authorized the submission to the General Shareholders' Meeting (AGM), scheduled for April 29, 2025, of the proposal for the distribution of additional dividends of BRL 1,798,310 thousand. If approved by the AGM and considering the interim dividends paid, the total dividends for the 2024 fiscal year will be BRL 4,000,000 thousand, equivalent to 41% of Adjusted Net Income.

Uncrossing with the Company CELG DE PARTICIPAÇÕES - CELGPAR

In January 2025, the Company concluded the uncrossing of the equity interests in the Special Purpose Entities Vale do São Bartolomeu Transmissora de Energia S.A. (VSB) and Lago Azul Transmissão S.A. (LAZ) with CELGPAR, through the acquisition, by Eletrobras, of 10.0% of the interest in VSB and the sale of the 49.9% interest in LAZ, to CELGPAR. As a result, Eletrobras now holds a 100% stake in VSB.

Mediation and Conciliation Chamber of the Federal Public Administration - CCAF

In February 2025, the Company and the Federal Government (parties) concluded the discussions on the premises of conciliation within the scope of the CCAF constituted " for an attempt at conciliation and consensual and amicable solution between the parties", pursuant to the decision rendered by Justice Nunes Marques, rapporteur of Direct Action of Unconstitutionality (ADI) No. 7,385, pending before the Federal Supreme Court.

The parties will make best efforts to draft a Settlement Agreement that will subsequently be submitted to the Company's general meeting for deliberation and ratification by the Federal Supreme Court, which will contain, in summary, the following conditions:

(a) The provisions contained in article 3, item III, paragraphs "a" and "b", of Law No. 14,182/2021, and articles 6, 7 and 8 of the Company's Bylaws, which prohibit any shareholder or group of shareholders from exercising votes in a number greater than 10% of the number of shares in which the Company's voting capital is divided, considered shares acquired before or after the Company's privatization process;

(b) The Federal Government shall recognize, exclusively for the purposes of this conciliation and its subsequent acts, that the shareholders that are part of its group are those provided for in the current wording of Article 8 of the Company's Bylaws;

(c) The Investment Agreement entered into on April 22, 2022 between the Company and Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBPar, related to certain aspects related to Eletronuclear S.A., in particular the financing of the Angra 3 Nuclear Power Plant, will be immediately suspended from the execution of the Conciliation Agreement;

(d) The Investment Agreement referred to in the previous item shall be terminated if and when there is a resolution by the competent bodies determining the resumption of the construction of the Angra 3 Nuclear Power Plant;

(e) The termination of the investment agreement will not imply any change, novation or modification of any nature in the guarantees previously provided by the Company in the financing contracted in favor of Eletronuclear S.A. prior to the privatization of Eletrobras; and

(f) There will be no objection by the Company to future capital increases of Eletronuclear S.A. by the Federal Government, directly or indirectly, and in any case, the corporate law, especially Law No. 6,404, of December 15, 1976 (Brazilian Corporation Law), and the provisions protecting the rights of minority shareholders will be observed.

(g) The interested parties will request the National Bank for Economic and Social Development (BNDES) to structure a new and broad model for the project to complete the construction of the Angra 3 Nuclear Power Plant, and for this purpose, a new and independent extrajudicial mediation process should be instituted, within the scope of the Federal Public administration Mediation and Conciliation Chamber (CCAF), with this specific purpose, which will have the participation of all public and private bodies and entities involved and will observe article 36, paragraph 4 of Law No. 13,140, of June 26, 2015, with regard to the consent of the Reporting Minister of the Federal Court of Accounts.

(h) The parties undertake, for the new rounds of negotiation referred to in the previous item, to the premises contained in the provisions of article 10, paragraph 3 of Law No. 14,120, of March 1, 2021, in order to meet, cumulatively, the economic and financial viability of the project and its financing under market conditions, observing the principles of reasonableness and low tariffs, the Energy Research Company – EPE was heard in relation to the impact on the consumer.

(i) The option for the new out-of-court mediation procedure arises from an autonomous decision of the parties, and will not be considered related to or prevent the ratification of the Conciliation Agreement resulting from this out-of-court mediation procedure by the Federal Supreme Court in the records of ADI No. 7,385.

(j) The Federal Government will make efforts to support the Company in a possible divestment process for the sale of its shareholding interest in Eletronuclear S.A., through the search for a new shareholder who can assume, under the terms to be duly agreed, the obligations of the Investment Agreement referred to above.

(k) Eletronuclear S.A. will issue debentures with a total face value of BRL 2.4 billion, to be subscribed by Eletrobras, with restricted use for the financing of the project to extend the useful life of the Angra 1 Nuclear Power Plant, whose issuance of the respective series will observe the needs arising from the physical financial schedule of this project.

(l) The debentures referred to above shall have the following conditions:

• Total term of 10 years

• Grace period of 4 years from each issue

• Cost of National Treasury Notes Series B – NTN-B, plus interest, to be agreed, exclusively in relation to installments that may be defaulted.

(m) Except for installments that may fall due after their grace period, the debentures referred to above will be mandatorily convertible into shares of Eletronuclear S.A., if the following conditions are cumulatively met:

• Reduction of the Sum of Expenses for Personnel, Materials, Third-Party Services and Others (PMSO) of Eletronuclear S.A. to the regulatory level defined by the National Electric Energy Agency (ANEEL), with a downward trajectory defined until the end of the grace period of the debentures.

• The evaluation of compliance with the regulatory PMSO must observe the occurrence of situations that constitute an unforeseeable event or force majeure and may not consider any expense:

▪ related exclusively to the project for the construction and operation of the Angra 3 Nuclear Power Plant; or

▪ that results from the aforementioned PMSO adjustment process.

• Obtaining additional resources for the full financing of the project to extend the useful life of the Angra 1 Nuclear Power Plant, if necessary, for which the receivables related to this Plant will be given as collateral.

• Resolution of the competent bodies determining the resumption of the construction of the Angra 3 Nuclear Power Plant, subject to the completion of the new studies by the BNDES and the conclusion of the new extrajudicial mediation procedure provided for in this material fact, and the Federal Government and/or ENBPar must contribute their contributions to the financing of this project exclusively through capital or concession of guarantee, respecting at least the amount necessary to prevent the increase in the relative participation of Eletrobras in the total capital stock of Eletronuclear S.A. due to the conversion of the debentures into shares, also observing the amounts resulting from the capitalization provided for in the item below.

• Capitalization of loans or advances for future open capital increase granted by the Federal Government and/or ENBPar in favor of Eletronuclear S.A. in any capacity.

(n) Of the total number of debentures referred to above, the amount of BRL 500 million will not be converted into shares of Eletronuclear S.A., in the event that there is a consensus between the parties as to the modeling for the project to conclude the construction of the Angra 3 Nuclear Power Plant within the scope of the Federal Public Administration Mediation and Conciliation Chamber (CCAF) to be established for this specific purpose, as provided for in this material fact.

(o) The termination of the investment agreement will not imply any change, novation or modification of any nature in the guarantees previously provided by the Company in the financing contracted in favor of Eletronuclear S.A. prior to the privatization of Eletrobras.

(p) The receivables of the Angra 1 Nuclear Power Plant, in the amount not committed to the contracting of financing, if necessary, for the full completion of the project to extend the useful life of said Angra 1 Nuclear Power Plant, will be given as collateral for the financing raised prior to the privatization of the Company to enable the completion of the construction of the Angra 3 Nuclear Power Plant.

(q) There will be no objection by the Company to future capital increases of Eletronuclear S.A. by the Federal Government, directly or indirectly, and in any case, the corporate legislation will be observed, in particular Law No. 6,404, of December 15, 1976 (Brazilian Corporation Law), and its provisions protecting the rights of minority shareholders.

Delisting of shares

In March 2025, the Board of Directors of BME – Bolsa y Mercados Españoles Sistemas de Negociación S.A., approved the request for delisting the shares issued by Eletrobras from the Latin American Stock Market (Latibex), therefore, the Company is no longer listed in this trading environment. The shares issued by the Company continue to be traded on B3 S.A. – Brasil, Bolsa, Balcão and on the New York Stock Exchange - NYSE.

Creation of EletrobrasPrev

In March 2025, Previc authorized the creation of a new closed supplementary pension entity – EletrobrasPrev (Private Pension Foundation). The decision was published in the edition of the Official Gazette of the Federal Government 3/12/2025 through PREVIC Ordinance No. 225/2025.

2.7.	Policy for Allocation of Results:

Tabela 2.7.1 – Política de destinação dos resultados

2024
a.i. The rules on withholding profits

Pursuant to Law No. 6,404/76, as amended ("Brazilian Corporation Law"), Eletrobras' general meeting may decide, upon proposal of management, to retain part of the net income to be used in Eletrobras' investments. According to Eletrobras' bylaws, on net income for the year:

(i) 5% will be allocated, before any other allocation, to the legal reserve, up to the maximum limit provided for in the Brazilian Corporation Law, which is currently 20% of the capital stock;

(ii) at least 25% of the balance of net income for the year, obtained after deduction of the legal reserve referred to in the caput of this article, will be distributed as dividends to all shareholders of the Company; and

(iii) up to 75% of the adjusted net income shall be allocated to the investment reserve, with the purpose of ensuring the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% of the paid-in capital stock.

In addition, as provided for in article 196 of the Brazilian Corporation Law, the Company, by resolution of the general shareholders meeting, approve a proposal of its management, retain a portion of the net income for the year provided for in the capital budget, previously approved by it.

a.ii. amounts of profit withholdings

In the fiscal year ended 2024, the Company recorded net income of BRL 10,378 million. The proposal for the allocation of the profit calculated in the fiscal year ended in 2024 will be submitted to the Annual General Meeting of Eletrobras.

As provided for in the Brazilian Corporation Law, 5% of the net income for the year, corresponding to the amount of BRL 519 million, must be allocated to the legal reserve.

As provided for in Article 50, II, of the Company's Bylaws in force, up to 75% of the net income for the fiscal year may be allocated to the statutory investment reserve. Therefore, management proposed that the amount of BRL 5,850 million, corresponding to 56.4% of net income for the year, be allocated to the statutory investment reserve.

a.iii. percentages in relation to total declared profits

For the fiscal year ended December 31, 2024,

(i) retention of profit for legal reserve and statutory reserve of investments, together, make up the percentage of 61.4% of the net income calculated in the year; and

(ii) there was no retention of profit pursuant to article 196 of the Brazilian Corporation Law.

B. Rules on Dividend Distribution

The bylaws ensure that its shareholders are entitled, in each fiscal year, to dividends and/or interest on equity of not less than twenty-five percent (25%) of the adjusted net income, pursuant to the Brazilian Corporation Law and subsequent amendments, subject to the dividend distribution policy. In accordance with the Brazilian Corporation Law, dividends can only be distributed after deducting, before any participation, the accumulated losses and the provision for Income Tax. The Brazilian Corporation Law authorizes the Company to pay dividends to the account of net income for the year, retained earnings or profit reserve (excluding the legal reserve).

Eletrobras' bylaws do not stipulate that the special class preferred share (golden share) will have priority in the distribution of dividends, but they do stipulate that class "A" and "B" preferred shares will have priority in the distribution of dividends, as follows:

(i) The preferred shares of class "A", which are subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, these levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them; and

(ii) the preferred shares of class "B", which are subscribed from June 23, 1969, will have priority in the distribution of dividends, this incident at the rate of six percent per year, on the capital belonging to this type and class of shares, which dividends will be apportioned equally among them.

The preferred shares of Eletrobras of classes "A" and "B" shall participate, on equal terms, with the common shares and with the preferred share of the special class in the distribution of dividends, after the latter being assured the lowest of the minimum dividends described in items (i) and (ii) above, and each preferred share of class "A" and "B" of Eletrobras shall be guaranteed the right to receive dividends; for each share, at least 10% higher than that attributed to each common share. The minimum priority dividend of preferred shares must be distributed whenever net income is calculated.

c. Frequency of dividend distributions	The Board of Directors, at the proposal of the Executive Board, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the account of the profit ascertained in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or interim balance sheet.
d. any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

Pursuant to the Brazilian Corporation Law, five percent (5%) of Eletrobras' net income will be applied, before any other allocation, in the constitution of the legal reserve, which may not exceed twenty percent (20%) of the capital stock.

According to its bylaws, Eletrobras must distribute, in each fiscal year, a dividend of not less than twenty-five percent (25%) of the adjusted net income under the terms of the Brazilian Corporation Law.

Net income may be capitalized, used to offset losses or retained, as provided for in the Brazilian Corporation Law, and may not be available for payment of dividends. Eletrobras may not pay dividends to its shareholders in a given fiscal year, if its managers manifest, and the general meeting so approves, that such payment is inadvisable in view of Eletrobras' financial situation, or even if the amount of the mandatory dividend, calculated under the terms of the Company's bylaws, exceeds the realized portion of the net income for the year. In addition, the general meeting may, upon proposal of the management, allocate the excess to the constitution of an investment reserve or retention under the terms of the capital budget approved pursuant to article 196 of the Brazilian Corporation Law.

e. if the issuer has a formally approved policy for the allocation of results, inform the body responsible for the approval, date of approval and, if the issuer discloses the policy, places on the world wide web where the document can be consulted	Eletrobras has a dividend distribution policy formally approved by the Company's board of directors, which is available for consultation on Eletrobras' investor relations website (https://ri.eletrobras.com/) and on the website of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

2.8.       Relevant items not disclosed in the financial statements

a)               the assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as: i) written off receivables portfolios on which the entity has not retained or substantially transferred the risks and rewards of ownership of the transferred asset, indicating respective liabilities; ii) contracts for the future purchase and sale of products or services; iii) unfinished construction contracts; and iv) contracts for future receipt of financing.

All assets and liabilities held by Eletrobras are recorded on the balance sheet.

b)               Other items not disclosed in the financial statements

There are no other relevant items not disclosed in Eletrobras' consolidated financial statements for the fiscal year ended 2024.

2.9.       Comments on items not disclosed in the financial statements:

a)               how such items change or may change the revenues, expenses, operating results, financial expenses or other items of the issuer's financial statements

Not applicable, since there are no other relevant items not disclosed in Eletrobras' consolidated financial statements for the fiscal year ended in 2024.

b)               Nature and purpose of the transaction

Not applicable, since there are no other relevant items not disclosed in Eletrobras' consolidated financial statements for the fiscal year ended in 2024.

c)                nature and amount of the obligations assumed and the rights generated in favor of the issuer as a result of the transaction

Not applicable, since there are no other relevant items not disclosed in Eletrobras' consolidated financial statements for the fiscal year ended in 2024.

2.10.       Business plan:

a.       investments

i.       Quantitative and qualitative description of ongoing and planned investments

The total investments made by Eletrobras in the fiscal year ended December 31, 2024 was BRL 7,709,063 thousand, a reduction of 14.44% compared to the same period of the previous year.

The Company also made investments in its partnerships through capital contribution, totaling BRL 486,351 thousand in 2024, representing a reduction of BRL 1,724,397 thousand compared to 2023. This reduction is explained by the contribution of BRL 2,042,554 thousand to SPE Santo Antônio Energia S.A. (SAESA) in 2023 for debt restructuring purposes. Disregarding this fact, the investment made in 2024 would have been 10% higher than in 2023.

Of the total amount invested in 2024, BRL 3,073,144 thousand were invested in generation, BRL 3,714,272 thousand in transmission and BRL 921,647 thousand in others.

Table 2.10.1 – Investments (amounts in BRL thousands)

BRL Million	Held until 12/31/2024
Generation	3,073,144
Enterprise Deployment	1,209,804
Maintenance	1,385,040
SPEs	478,300
Transmission	3,714,272
Expansion and Reinforcements and Improvements	3,613,080
Maintenance	93,142
SPEs	8,051
Other	921,647
Total	7,709,063

Generation

In the generation segment, investments totaling BRL 3,073,144 thousand were made, of which BRL 1,209,804 thousand in the implementation of corporate assets (expansion), BRL 1,385,040 thousand in maintenance/modernization and BRL 478,300 thousand in partnerships.

Detail of investment in expansion: BRL 1,129,214 thousand in Eletrobras CGT Eletrosul, an amount all allocated to the Coxilha Negra Wind Farm.

In maintenance/modernization, the following stand out:

•	Eletrobras Chesf - Investments of BRL 560,003 thousand, of which BRL 229,281 thousand related to the plan for improvements and replacement of equipment, BRL 158,202 thousand in the Paulo Afonso IV HPP and BRL 90,359 thousand in the Sobradinho HPP.
•	Eletrobras Eletronorte - Investments of BRL 473,808 thousand, of which BRL 198,129 thousand in the Tucuruí HPP and BRL 97,627 thousand in the modernization of the Mauá 3 and Aparecida thermal power plants.

•	Eletrobras - Investments of BRL 333,356 thousand, of which BRL 83,664 thousand in the modernization of the Porto Colômbia HPP, BRL 29,332 thousand in the Marimbondo HPP, BRL 10,375 thousand in the Corumbá HPP, BRL 8,987 thousand in the Itumbiara HPP and BRL 6,718 thousand in the Manso HPP.

Transmission

In the transmission segment, investments totaling BRL 3,714,272 thousand were made, of which BRL 3,304,090 thousand in reinforcements and improvements, BRL 255,054 thousand in expansion, BRL 93,142 thousand in maintenance, BRL 53,936 thousand in others and BRL 8,051 thousand in partnerships.

In terms of reinforcements and improvements, the following stand out:

•	Eletrobras Chesf – Investments of BRL 1,112,542 thousand, of which BRL 325,952 thousand in various substations and transmission lines, BRL 84,818 thousand in the SE Bongi Substation and BRL 26,435 thousand in the Poções II substation.
•	Eletrobras – Investments of BRL 1,111,755 thousand, of which BRL 296,429 thousand in the Ivaiporã substation and BRL 228,387 thousand in the Itaberá substation.
•	Eletrobras Eletronorte – Investments of BRL 693,006 thousand, of which BRL 84,687 thousand in the Imperatriz substation, BRL 93,435 thousand in the Marabá substation and BRL 71,923 thousand in the Porto Velho substation.
•	Eletrobras CGT Eletrosul – Investments of BRL 386,788 thousand, of which BRL 74,366 thousand in the Gravataí substation, BRL 34,753 thousand in the Blumenau substation and BRL 17,915 thousand in the Curitiba substation.

Environmental

In 2024, we made environmental investments of BRL 368,005 thousand, of which BRL 49,442 thousand were allocated to comply with an environmental compensation agreement at SAESA and BRL 17,825 thousand to the raising of a stretch of BR-364, near the district of Jaci-Paraná (RO), also by SAESA.

ii. Sources of financing for investments

The main sources of financing for the ongoing and planned projects are composed of cash generation from our operations and funding operations through financing and loans made by the Company.

iii. Ongoing relevant divestments and planned divestments

In accordance with the guidelines of its strategic planning, Eletrobras has sought, in recent years, to rationalize the portfolio of equity interests. Among the operations already carried out, three took place in 2024. As a result, Eletrobras ended the 2024 fiscal year with a total of 63 SPEs (divided into 38 clusters), that is, a reduction of 120 SPEs compared to December 2016 (disregarding the SPEs created for new business).

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer's production capacity

No asset and/or equity acquisition operations were completed in 2024.

c) new products and services, indicating: i. description of ongoing research already disclosed ii. Total amounts spent by the issuer on research for the development of new products or services iii. Projects under development already disclosed iv. Total amounts spent by the issuer on developing new products or services

In 2024, Eletrobras consolidated its integrated innovation model that enables the entire Company to generate value at scale with the implementation of technologies. The Company integrated efforts in all areas, engaging teams and promoting a unified vision that accelerates value creation, optimizing the use of resources and positioning itself as a reference in technology and innovation.

We have invested more than BRL 600 million in innovation and technology, consolidating our position as one of the leaders in the sector in investments in new technologies and innovative solutions. We prioritize essential issues for the company, such as: protection of people, the environment and equipment; monitoring of operations; asset digitization; weather forecasts; energy storage; green hydrogen; microgrids and hybrid plants; high-performance computing and; artificial intelligence (AI) at scale applied to critical processes.

Among the main initiatives, we highlight:

i)	ATMOS, the Meteorological Monitoring and Intelligence Center, which enables the company to mitigate and manage possible impacts of meteorological events on its assets and operations;
ii)	the largest hybridization project in the country, in Petrolina/PE, which integrates onshore and floating photovoltaic energy, wind with monitoring of asset conditions, high-concentration solar, intelligent energy storage and high computing capacity; and
iii)	Eletro.ia, a program with the objective of structuring and training the company for the use of AI at scale that, in addition to 25 use cases in execution and implementation, also seeks to build a robust data foundation, develop capacity to build products at scale, and train Eletrobras professionals in analytics and AI topics.

These results are driven by Eletrobras' high competence in research and development (R&D) management. In 2024, we advanced in the execution of more than 40 R&D projects in the portfolio following ANEEL regulations, with the Electric Energy Research Center (CEPEL) as Eletrobras' main research and solutions arm in several areas, from the development of software for energy optimization, analysis of electrical networks, automation of electrical systems, asset management, renewable energy and sustainability.

Understanding the importance of engaging partners in Eletrobras' challenges, we continue to advance the Innovation Grid, our platform for connecting with the ecosystem for open innovation, structured in modules that range from the identification of new talents and the co-development of advanced technological solutions to the validation of concepts in the market. In 2024, the program gained even more robustness with the implementation of five innovation hubs, strategically distributed in all regions of Brazil – in partnership with ACATE, Porto Digital, Porto Maravalley, Hub Goiás and Guamá Science and Technology Park.

d) Opportunities included in the issuer's business plan related to ESG issues

Our vision reflects our commitment to society and the environment and guides us to always offer renewable and low-carbon infrastructure and solutions to our customers. Eletrobras' strategic plan includes proposals that aim to capture opportunities appropriate to the current context and its competitive differentials, bringing focus to our future aspiration. As a highlight, in 2024, we completed the sale of UTE Candiota III (350 MW), the only coal-fired asset, and signed an agreement for the sale of approximately 2.1 GW of thermal assets, which will contribute to achieving our goal of being net zero by 2030, in line with our Strategic Plan trajectory.

In addition, adequate social and environmental management is essential to the sustainable continuity of Eletrobras' operations, since our business depends on and directly impacts the environment and involves the relationship with local communities in the country, including indigenous peoples and traditional communities. Therefore, we remain attentive in reconciling our activities with the conservation of the environment and respect for people in all our operations and businesses and transactions, always considering high ethical standards, compliance with legal and regulatory frameworks and agreements to which Brazil and Eletrobras are signatories. In line with our environmental strategy, in 2024, we started the assessment of material impacts, dependencies, risks and opportunities associated with nature in line with the guidelines of the TNFD (Taskforce on Nature-related Financial Disclosures) and Target 15 of the Global Biodiversity Framework. We are also working on risk assessment and the preparation of adaptation plans for our generation and transmission assets aimed at the resilience and longevity of our business.

2.11.       Other factors with a material influence on operational performance and that have not been identified or commented on in the other items of this section

Corporate Advertising

In 2024, we carried out two nationwide advertising campaigns. The advertising campaign "Eletrobras - Energy that doesn´t stop" aimed to strengthen relevant attributes of the Company such as the leadership in the electricity market in Latin America and the recent entry of Eletrobras in the trading segment. Aired from August to December on Open and Closed TV, Internet and Urban Furniture, the commercials and digital pieces highlighted the generation and transmission of clean, safe and uninterrupted energy for the entire country. In a focus on potential customers, the messages reinforced our focus on understanding the needs of consumers and offering personalized energy solutions for each business profile. The campaign was shown about 160 million times to the audience of the digital channels chosen for the campaign, having reached more than 17 million users.

The Safety in the Power Grid campaign, carried out for the first time in an integrated manner between our companies, had the purpose of raising awareness among the population about the risks of improper and illegal practices near the transmission lines, such as burning and releasing kites and balloons. Broadcast from May to December 2024, with a presence on radio and internet, the campaign also addressed the themes "invasion of easement" and "vandalism", and had an unfolding in a special project with the communities: kite workshops. On the radio, the campaign reached more than 23 million people.

Sponsorship

In 2024, Eletrobras carried out sponsorship actions that linked the company's brand to sports, innovation, and customer relationship initiatives. More than BRL 46 million were invested in 66 projects, with emphasis on the "Web Summit Rio 2024", one of the largest innovation events in the world, in an edition held in Rio de Janeiro; support for "Porto Maravalley", an innovation hub in the city of Rio de Janeiro; and the "Museu Nacional Vive" project, to support the reconstruction of the museum after the fire suffered in 2018.

The Company also made it possible to carry out 24 projects selected through the 2023 Eletrobras Companies Sports Sponsorship Program, with an investment of more than BRL 12 million, with emphasis on the successful support to the "Flamengo Olímpico VI – Aquatic and Artistic" and the "Women's Basketball League – LBF.

Social Responsibility and Social Projects

In 2024, the projects carried out in previous years continued, as well as emergency donations, donations to the Childhood and Adolescence Funds (FIA) and the Elderly, donations of unserviceable goods and other projects, totaling the transfer of BRL 9.9 million. The Continuing Education for Educators project stands out, whose objective is to confront the culture of school failure, bringing measurable results in improving education and social development, benefiting 730 education professionals and 8,880 students from the 4th to the 6th grade.

The Eletrobras Volunteer Program, through Mentoring with Energy, impacted 100 young apprentices from the company and partner institutions, including young people with disabilities, in various regions of the country. 2 classes were held, totaling 850 meetings and totaling 1,300 hours of voluntary dedication. The objective of the action is to provide inputs and tools for young people in situations of social vulnerability to develop their professional action plans, contributing to their personal and professional growth. This action reinforces the company's commitment to respect for human rights, social inclusion and valuing people, aligning the values of volunteering with the values of Eletrobras.

SCHEDULE 10

Information required by Schedule A of CVM Resolution No. 81 (proposal for the allocation of net income for the fiscal year ended December 31, 2024)

(under the terms of article 10, sole paragraph, item II, of CVM Resolution No. 81)

1.        Report the net income for the fiscal year

The Company's net profit for the fiscal year ended December 31, 2024 was R$10,378 million.

2.        Report the total amount and value per share of dividends, including interim dividends and interest on the stockholders’ equity already declared

Type and class	R$	By share
Class "A" preferred	346,525.49	2.43
Class "B" preferred	527,438,940.38	1.93
Special class preferred (golden share)	1.76	1.76
Common	3,472,214,532.38	1.76
Total	4,000,000,000.00
[1] Considers the distribution of interim dividends in the amount of R$2,201,690,036.65, which was approved by the Board of Directors on December 19, 2024 based on the profit calculated on September 30, 2024.

3.        Report the percentage of net profit for the distributed fiscal year

(R$ mi1)
Net Income for the fiscal year	10,378,122
Legal Reserve	518.906
Adjusted Net Income	9,859,216
Total Dividends to be Distributed	4,000,000
Percentage of Net Income for the Distributed Fiscal Year	38.54%
Percentage of Adjusted Net Income for the Distributed Fiscal Year	40.57%
[1]except percentages

4.        Report the total amount and the value per share of dividends distributed based on profit from previous fiscal years

Not applicable. The distribution of dividends under the terms proposed herein, referring to the fiscal year ended December 31, 2024, is not based on the profit of previous fiscal years.

5.        Report, after deducting the interim dividends and interest on the stockholders’ equity already declared:

a.        the gross amount of dividends and interest on the stockholders’ equity, in a segregated manner, per share of each type and class

The management will propose to the Annual General Meeting the distribution of dividends in the following proportions:

Type and class	R$	By share
Class “A” preferred share	-	-
Class “B” preferred share	30,281,505.86	0.11
Special class preferred share (golden share)	0.90	0.90
Common	1,768,028,456.60	0.90
Total	1,798,309,963.36
[1] The per-share dividends values exclude treasury shares as of December 31, 2025. The Company has Stock Buyback Program in force, pursuant to the material fact disclosed on July 5, 2024. As a result, until the Annual General Meeting ("AGM"), the per-share dividends may change.

b.       the form and deadline of payment of dividends and interest on the stockholders’ equity

The payment of dividends, if approved, will be made in cash, by deposit in the current account of the shareholders', as informed by each of them to Itaú Corretora de Valores S.A., responsible for the bookkeeping of the shares issued by the Company.

Holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) will receive payment through Citibank N.A., the depositary agent of the ADRs.

For shareholders whose shares are deposited in the fiduciary custody of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), the payment will be made directly to B3, through its Central Depository, which will be responsible for passing the amounts to the shareholders through custody agents.

If approved, the dividends will be paid within 60 days from the date of approval, to be announced, under the provisions of article 205, paragraph 3 of the Brazilian Corporate Law.

c.        possible incidence of adjustment and interest on dividends and interest on the stockholders’ equity

Dividends will not be monetarily adjusted or remunerated between the declaration and the actual payment date.

d.       date of the declaration of payment of dividends and interest on the stockholders’ equity considered to identify the shareholders who will be entitled to receive it

The dividends to be declared at the AGM, if approved, will be paid to those shareholders who hold common shares and preferred shares of classes “A”, “B” and special, issued by the Company on the date of the AGM that will decide on them.

Thus, if the AGM is held on the first call (on April 29, 2025), the common shares and the preferred shares of classes “A”, “B” and special issued by the Company will be traded without the right to dividends (ex-dividends) as of April 30, 2025, including.

6.        If there has been a declaration of dividends or interest on the stockholders’ equity based on profits calculated in semiannual balance sheets or in shorter periods

a.        inform the amount of dividends or interest on the stockholders’ equity already declared

The Company paid interim dividends in the amount of R$2,201,690,036.65, based on the profit recorded on September 30, 2024.

b.       inform the date of the respective payments

The payment to shareholders holding shares issued by Eletrobras traded on B3 was made on January 13, 2025. For holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE), the payment was made from January 21, 2025.

7. Provide a comparative table indicating the following values per share of each type and class:

a.        net income for the fiscal year and the 3 (three) previous fiscal years

	Fiscal year ended December 31,
	2024	2023	2022	2021
Net Profit/Loss (R$ mi)	10,378,122	4,549,774	3,635,377	5,646,141
Earnings per common share (R$)	4.56	1.98	1.83	3.54
Earnings per preferred share A (R$)	5.02	2.18	2.00	3,89
Earnings per preferred share B (R$)	5.02	2.18	2.00	3,89

b.       Dividends and interest on the stockholders’ equity distributed in the previous three (3) fiscal years per share of each type and class

Dividends (R$ mis, except for the special class preferred share (golden share))	Fiscal year ended December 31,
	2023	2022	2021
Dividends distributed	1,296,685	863,402	1,340,958
Common Share	798,454	444,974	922,531
Class “A” preferred share	347	292	293
Class “B” preferred share	497,885	418,135	418,135
Special class preferred share (golden share)	0,40	0,22	-
Interest on the stockholders’ equity distributed	-	-	-

Dividends per share (R$)	Fiscal year ended December 31,
	2023	2022	2021
Common Share	0.40383021786	0.220928937	0.71578248571496
Class “A” preferred share	2.43075137906	2.052458330	1.99153557854615
Class “B” preferred share	1.82306353429	1.493651682	1.49365168208243
Special class preferred share (golden share)	0.40383021786	0.220928937	-

In the period mentioned above, no interest on the stockholders’ equity was distributed.

Until June 2021, the dividends paid by the Company were monetarily adjusted or remunerated between the declaration and the actual payment date, given that Eletrobras was subject to Decree No. 2,673, of June 16, 1998. Since then, due to the privatization, these rules are no longer applicable to the Company.

8. If profits are allocated to the legal reserve

a.        Identify the amount allocated to the legal reserve

The amount proposed for allocation to the legal reserve for the fiscal year ended December 31, 2024 is R$518,906,000, corresponding to 5% of the Company's net income in the fiscal year.

b.       detail the way of calculating the legal reserve

Fiscal year ended December 31, 2024 (R$ mi)
Net Income for the fiscal year	10,378,122
(-) Legal Reserve (5%)	518,906
Net Income for the fiscal year adjusted for the constitution of the Legal Reserve	9,859,216

According to the Brazilian Corporate Law, 5% of the net income for the fiscal year will be applied before any other allocation, in the constitution of the legal reserve, which will not exceed 20% of the capital stock. In the fiscal year in which the balance of the legal reserve plus the amount of capital reserves, referred to in paragraph 1 of article 182 of the Brazilian Corporate Law, exceeds 30% of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve.

9. If the company has preferred shares with the right to fixed or minimum dividends

a.        describe the method of calculating fixed or minimum dividends.

As provided for in the Company's Bylaws, shareholders are entitled to receive a mandatory dividend of 25% of net income for the fiscal year, adjusted under the terms of the Brazilian Corporate Law ("Minimum Dividend").

The Minimum Dividends will be distributed among the Company's shareholders under the following conditions:

(i)               holders of class "A" preferred shares will have priority in the distribution of dividends, which will accrue at a rate of 8% per year on the capital belonging to this type and class of shares and will be equally distributed among them;

(ii)              holders of class "B" preferred shares will have priority in the distribution of dividends, which will accrue at a rate of 6% per year on the capital belonging to this type and class of shares, and will be equally distributed among them;

(iii)             holders of class “A” and class “B” preferred shares shall also be entitled to participate, on equal terms with common shares and the special class preferred share (golden share), in the distribution of dividends, after being ensured the lower of the minimum dividends provided for in items (i) and (ii) above, subject to the provisions of item (iv) below;

(iv)            holders of Class “A” and Class “B” preferred shares shall also be guaranteed the right to receive a dividend, per share, at least 10% higher than the dividends attributed to each common share.

b.       inform whether the net income for the fiscal year is sufficient for the full payment of fixed or minimum dividends.

The net income for the fiscal year is sufficient for the full payment of dividends.

For the fiscal year ended December 31, 2024, a net income of R$10,378 million was reported, which, after the deduction for the legal reserve (R$519 million), resulted in an adjusted net income of R$9,859 million.

Thus, in accordance with the legal and statutory provisions regarding mandatory dividends, the portion corresponding to 25% of the adjusted net income for the fiscal year ended December 31, 2024, amounting to R$2,465 million, will be distributed to the Company's shareholders, including the portion to be allocated to the holders of class "A", "B", and special (golden share) preferred shares.

That said, the Company proposes the following allocation of the results for the fiscal year ended December 31, 2024:

(R$ mi)
Net Income of the fiscal year	10,378,122
Legal Reserve	518,906
Adjusted Net Income	9,859,216
Mandatory dividends 25%	2,464,804

c.        Identify if any unpaid installment is cumulative

Not applicable, since the Company's Bylaws do not provide for cumulative dividends.

d.       identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

Calculation of total dividends
Class	R$
Class "A" preferred share	346,525
Class "B" preferred share	497,157,435
Special class preferred share (golden share)[1]	1,967,300,098
[1] Special class preferred share (golden share) does not have fixed or minimum dividends established in the Bylaws, being remunerated as a common share

e.        identify the fixed or minimum dividends to be paid per preferred share of each class

Mandatory dividends per share
Class	R$
Class "A" preferred share	2.4308
Class "B" preferred share	1.8231
Special class preferred share (golden share)[1]	0.9962
[1] Special class preferred share (golden share) does not have fixed or minimum dividends established in the Bylaws, being remunerated as a common share

10. Regarding the mandatory dividends

a.        describe the method of calculation provided for in the bylaws

Under the terms of article 50, item I, of the Company's Bylaws: "After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will, upon proposal from the Management, be submitted to the General Assembly for approval, following the allocation outlined as follows: [...] at least 25% (twenty-five percent) of the net income for the period, obtained after the deduction of the legal reserve mentioned in the heading of this article”. Furthermore, reference should be made to the details provided in the response to item 9, subitem "a", above.

b.       inform if it is being paid in full

Yes. For the fiscal year ended December 31, 2024, a net income of R$10,378.122 million was reported, which, after the deduction for the legal reserve (R$518.906 million), resulted in an adjusted net income of R$9,859.216 million.

Thus, in view of the legal and statutory provision regarding the mandatory dividend, the portion corresponding to 25% of the adjusted net income for the fiscal year ended December 31, 2024, corresponding to R$9,859,216 mi and, if approved according to the Management's Proposal, shall be distributed to the Company's shareholders, including the portion to be attributed to the holders of class "A", "B" and special (golden share) preferred shares, within 60 days from the eventual approval, as provided for in paragraph 3 of article 205 of the Brazilian Corporate Law, also observing the provisions of paragraphs 1 to 5 of article 11 of the Company's Bylaws.

c.        inform the amount eventually retained

Not applicable.

11. If the mandatory dividends are retained due to the company's financial situation

a.        Enter the retention amount

b.       describe, in detail, the company's financial situation, including aspects related to analysis of liquidity, working capital, and positive cash flows

c.        justify the retention of dividends

Not applicable.

12. If there is allocation of the result for contingency reserve

a.        identify the amount allocated to the reserve

b.       identify the loss considered likely and its cause

c.        explain why the loss was considered likely

d.       justify the constitution of the reserve

Not applicable.

13. If there is an allocation of results to the reserve for unrealized profits

a.        inform the amount allocated to the unrealized profit reserve

b.       inform the nature of the unrealized profits that gave rise to the reserve

Not applicable.

14. If the result is allocated to statutory reserves

a.        describe the statutory articles establishing the reserve

Under the terms of article 50, item II, of the Company's Bylaws: "After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will, upon proposal from the Management, be submitted to the General Meeting for approval, following the allocation outlined as follows: [...] up to 75% (seventy-five percent) of the net income for the period will be allocated to the investment reserve, with the purpose of ensuring the maintenance and development of the activities that make up the Company's corporate purpose, and the accumulated balance of this reserve shall not exceed 75% (seventy-five percent) of the fully paid-up capital."

b.       identify the amount allocated to the reserve

Considering the rule described in item 'a' above, the Management proposes that the amount of R$5,849 million, equivalent to 56% of net income for the fiscal year, be allocated to the Statutory Investment Reserve.

c.        describe how the amount was calculated

The amount of R$5,849 million allocated to the Statutory Investment Reserve corresponds to 56% of net income for the fiscal year:

Income Distributions	R$(mi)
Net Income for the fiscal year (LL)	10,378,122
Constitution of Statutory Investment Reserve (56% of LL)	5.849.541

15. If there is retention of profits provided for in the capital budget

a.        identify the amount of retention

b.       provide copy of capital budget

Not applicable.

16. If the result is allocated to the tax incentive reserve

a.        inform the amount allocated to the reserve

b.       explain the nature of the allocation

Not applicable.

SCHEDULE 11-A

Section 7.3 to 7.6 of the Company's Reference Form (information on nominees for the Board of Directors)

7.3. and 7.6 – Composition and Professional Experience of the Board of Directors:

Name (a)	Date of Birth (b)	Profession (c)	(Individual Taxpayer Registry) CPF (d)	Elected Office Held (e)	Election Date (f)	Date of Appointment (g)	Term of Office (h)	Nominated by the Controlling Shareholder (i)	If it is an independent member, under the terms of the specific regulations applicable to the matter (j)	If the member has served consecutive terms of office, the start date of the first such term of office (k)	Other Positions or Functions Held in the Company (l)	7.6 Relationships of subordination, service or control
Ana Silvia Corso Matte	May 30, 1958	Lawyer	263.636.150-20	Independent Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	Yes	April 29, 2024	Belongs only to the Board of Directors	Not Applicable
Daniel Alves Ferreira	July 06, 1972	Lawyer	205.862.458-04	Independent Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	Yes	May 28, 2019	Belongs only to the Board of Directors	Not Applicable
Felipe Villela Dias	December 18, 1981	Engineer	218.680.308-90	Independent Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	Yes	May 15, 2019	Belongs only to the Board of Directors	Not Applicable
Marisete Fatima Dadald Pereira	April 16, 1955	Accountant	409.905.160-91	Independent Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	Yes	August 05, 2022	Belongs only to the Board of Directors	Not Applicable
Pedro Batista de Lima Filho	January 14, 1975	Engineer	043.037.137-32	Independent Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	Yes	August 05, 2022	Belongs only to the Board of Directors	Not Applicable
Vicente Falconi Campos	September 30, 1940	Engineer	000.232.216-15	Independent Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	Yes	August 05, 2022	Belongs only to the Board of Directors	Not Applicable
Silas Rondeau Cavalcante Silva	December 15, 1952	Eletrical Engineer	044.004.963-68	Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	No		Belongs only to the Board of Directors	Not Applicable
Carlos Márcio Ferreira	May 28, 1959	Accountant	016.712.938-43	Independent Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	Yes		Belongs only to the Board of Directors	Not Applicable
Vanessa Claro Lopes	January 11, 1976	Teacher	162.406.218-03	Independent Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	Yes		Belongs only to the Board of Directors	Not Applicable
Mauricio Tiomno Tolmasquim	October 03, 1958	Engineer	674.100.907-82	Board of Directors (Regular)	April 29, 2025		Until OGM of 2027	No	No		Belongs only to the Board of Directors	Not Applicable

Professional Experience/ Independence Criteria –

Ana Silvia Corso Matte holds a degree in Law from the Federal University of Rio Grande do Sul (UFRGS) and a postgraduate degree in Human Resources from PUC-RJ. She has attended to executive training courses for board members from Fundação Dom Cabral, INSEAD and from IBGC, among others. She is certified as a Board Member (CCA+ Level) by the IBGC and as an Innovation Advisor by GoNew. Executive in the areas of human capital and administrative for 34 years, in management and C-LEVEL positions, in companies such as Cia Siderúrgica Nacional (CSN), Sendas and Light S.A., among others. For the past 12 years, she has served as Board Member and as independent external member in thematic committees, in companies such as Cemig S.A, Cemig Telecom, Renova Energia, Eletrobras, Vale, Copel, Petrobras and SABESP – where she served as member of the Board of Directors from April to September 2024 in the composition that privatized the company. Founding partner of the consulting firm Ana Silvia Matte Consultoria em Gestão Ltda. Angel investor in several start-ups. She has been member of the IBGC People Committee since 2021. C-Level Mentor, and instructor in IBGC Courses since 2022. Currently holds the position of independent member of the Board of Directors since 2024, in addition to the position of member of the People and Governance Committee since 2021 and of the Sustainability Committee since 2024. Ana Silvia Corso Matte declared not to be a politically exposed person, as defined in the applicable regulations.

Ana Silvia Corso Matte has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Daniel Alves Ferreira holds a degree in Law from Universidade Paulista (UNIP), São Paulo (1995), and completed the expertise course in Capital Markets – Legal Aspects at the Law School of Fundação Getúlio Vargas in 2009. From 1996 to 2002, he was senior lawyer at Mesquita Pereira, Almeida e Esteves Advogados, where he worked in the areas of civil law, family law and consumer relations. He was partner of the same law firm for 25 years, working in corporate law (capital markets) and litigation. In 2018, he became partner at Alves Ferreira e Mesquita Sociedade de Advogados, responsible for the capital markets and corporate law areas. He was member of the Fiscal Council of Petróleo Brasileiro S/A (Petrobras) for three terms from 2018 to 2020 and also member of the Fiscal Council of Renova Energia S/A from 2020 to 2021. He was board member of Madeira Energia S/A from 2018 to 2020 and Santo Antônio Energia S/A from 2018 to 2021. Additionally, he was member of the Board of Directors of Renova Energia S/A for the period between 2018 and 2020 and member of the Board of Directors (2016-2018) of Companhia Energética de Minas Gerais S.A. (CEMIG), as well as member of the Corporate Governance Committee (2018). Currently holds the position of independent member of the Board of Directors, in addition to the position of Coordinator of the Legal Affairs Support Committee and member of the Audit and Risk Committee. Daniel Alves Ferreira declared not to be a politically exposed person, as defined in the applicable regulations.

Daniel Alves Ferreira has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Felipe Villela Dias holds a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) and a postgraduate degree in Logistics from Coppead/UFRJ. Currently partner of Visagio Consultoria, where he acts as a finance and investments specialist. He was partner and Chief Financial and Investor Relations Officer of Brasil Brokers. He was member of the Board of Directors of Smiles Fidelidade from 2018 to 2019, of the Technos Group from 2019 to 2023, of CVC from 2020 to 2023 and of Santos Brasil from 2018 to 2024. He has been an independent member of the Board of Directors of Eletrobras since 2019 and of PRIO since 2019. He serves as Coordinator of the Audit Committees of PRIO and as a member of the Strategy and People Committees of Eletrobras. • Currently holds the position of independent member and Vice-Chairman of the Board of Directors. Holds the position of Vice-Coordinator of the Planning and Projects Committee and also member of the People and Governance Committee and the Sustainability Committee. Felipe Villela Dias declared not to be a politically exposed person, as defined in the applicable regulations.

Felipe Villela Dias has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Marisete Fátima Dadald Pereira holds a degree in Accounting and Economics from the Vale do Rio dos Sinos University (São Leopoldo/RS), a postgraduate degree in Accounting from the University of Vale do Itajaí, in Auditing and Economics from the Federal University of Santa Catarina and an Executive MBA from the State University of Santa Catarina. She has more than 35 years of experience in the Brazilian electricity sector and served as manager of the Economic-Financial department of Eletrosul Centrais Elétricas for 18 years. From 2005 to 2022, she worked at the Ministry of Mines and Energy and held the positions of Special Advisor to the Minister of Mines and Energy, Head of the Special Advisory for Economic Affairs and Executive Secretary of the Ministry of Mines and Energy. Currently holds the position of independent member of the Board of Directors, in addition to the position of Coordinator of the Planning and Projects Committee. Marisete Fátima Dadald Pereira declared not to be a politically exposed person, as defined in the applicable regulations.

Marisete Fátima Dadald Pereira has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Pedro Batista de Lima Filho holds a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ). Founding partner of Radar Gestora de Recursos. Was partner at 3G Capital from 2013 to 2024, he was founding partner and member of the Executive Committee of Vinci Partners, where he act as head of the company research team from 2009 to 2013. He served as director of UBS Pactual's corporate research team from 2006 to 2009. He worked from 1997 to 2006 at Banco Pactual, where he was a partner, having received several awards from renowned publications such as Institutional Investor and Latin Finance, among others, for his analytical work in various sectors, especially the Brazilian electricity sector. Currently serves as independent member of the Board of Directors, in addition to the position of Coordinator of the People and Governance Committee and member of the Planning and Processes Committee and the Legal Affairs Support Committee. Pedro Batista de Lima Filho declared not to be a politically exposed person, as defined in the applicable regulations.

Pedro Batista de Lima Filho has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Vicente Falconi Campos holds a degree in engineering from the Federal University of Minas Gerais, a MSc. and a Ph.D. in engineering from the Colorado School of Mines (USA), and has worked as an engineering professor for 30 years (receiving the title of Professor Emeritus from UFMG). Partner and founder of the board of Falconi Consultores de Resultados, a consulting firm with more than 30 years of experience and one of the main management consulting companies in Brazil. He was member of the board of AmBev for 25 years and served as member of the board of directors of Banco Unibanco, Brasil Foods, Cyrela and Qualicorp. He received honors from the Brazilian Government (Rio Branco Medal and Medal of Knowledgement), the Government of the State of Minas Gerais and the City Hall of Belo Horizonte. He was named "One of the 21 voices of the 21st Century" by the American Society for Quality. Currently holds the position of Chairman of the Board of Directors, in addition of the positions of vice-coordinator of the People and Governance Statutory Committee and of the Planning and Projects Statutory Committee. From 2016 to 2020, held the position of director of Eletrobras and served as a member of the eligibility committee at the time. Mr. Vicente Falconi Campos declared not to be a politically exposed person, as defined in the applicable regulations.

Vicente Falconi Campos has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Silas Rondeau Cavalcante Silva holds a degree in Graduated in Electrical Engineering from the Federal University of Pernambuco, with a specialization in Transmission Line Engineering from the Federal University of Rio de Janeiro and an International Executive MBA from AMANA-KEY – APG. With 44 years of experience in the electricity sector, he was Minister of Mines and Energy between July 2005 and May 2007 and president of Eletrobras and Eletronorte and energy distributors in the North region. He was member of the boards of directors of Petrobras, Furnas and Itaipu Binacional, among other companies. He is managing partner at Syx Consultoria Empresarial Ltda. He currently holds the following positions: President (since 2024) and member of the Board of Directors (since 2023) of ENBPar (Brazilian Company of Participations in Nuclear Energy and Binacional S.A).

Silas Rondeau Cavalcante Silva has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Carlos Márcio Ferreira holds a degree in accounting with a specialization in controllership and finance from FGV-SP, with more than 26 years of experience in leadership positions, focusing on the last 17 years in the electricity sector. He began his career in the pulp and paper sector with International Paper and reached the position of CFO after 27 years of dedication to the company. Carlos later transitioned into the energy sector, becoming COO for two years and CEO for five years at Elektro, a multinational electric power distribution company. For two years he was COO of CPFL, the largest Brazilian private electricity company responsible for all distribution, generation, commercialization and value-added services. In 2013, Carlos joined Energisa and led for two years the integration program with Grupo Rede, a large Brazilian electricity distribution company, acquired in 2014. He became Vice President of Distribution at Energisa Group, the fifth largest private electricity company in Brazil, and was responsible for all of the group's business with 13 distributors, actively participating in the company's Re-IPO in June. Currently holds the following positions: in June, 2017, he accepted the position of Chairman of the Board of Directors of ENEVA S.A., with active dedication to the company and guided the executive management in the implementation of the strategy. In 2019, he joined the Board of Directors of Light S.A., as Vice President. He is Chairman of the Board of Directors, Coordinator of the Audit Committee and member of the People Committee of PetroReconcavo S.A., a company specializing in the development and revitalization of mature and marginal fields in onshore basins, since 2021. In 2023, he joined the Board of Directors, the Audit Committee (coordinator) and the People Committee of Eucatex S.A., a company in the furniture and resale industry and civil construction.

Carlos Márcio Ferreira has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Vanessa Claro Lopes holds a Master's degree in Management Systems from the Fluminense Federal University (UFF), a Bachelor's degree in Accounting from the Fluminense Federal University (UFF) and Systems Analysis from FATEC/BS, a expertise course in Business Management from EAESP FGV and Computer Networks from São Judas University. She has 30 years of professional experience in the areas of Audit, Governance and Risk Management. She was member of the Board of Directors of Light SA, Chairman of the Fiscal Council of Via Varejo SA, coordinator of the Audit Committee of Light S.A., member of the Financial Committee of Americanas S.A. and member of the Fiscal Councils of Gerdau S.A., Terra Santa Agro S.A., Renova Energia S.A., Estácio Participações S.A. and Cosan Logística S.A. She has relevant experience in publicly traded companies, listed in Brazil and in the USA, she was Corporate Internal Audit Executive Officer at Grupo TAM S.A. and Internal Audit Officer at Globex Utilidades S.A. between 2004 and 2014. She began her career in 1995 at PwC Brazil in the Advisory Services area, and was responsible for the establishment of the Group of specialists in Revenue Assurance to serve Telecommunications companies in Brazil. She was responsible for the Internal Audit teams of Grupo Telefônica S.A. between 2000 and 2004, and implemented together with Telefônica de Espanha the Risk Mapping for all companies of the group in Brazil. She was full professor of Systems Auditing and Information Security at Faculdade Objetivo between 1997 and 1998. Currently holds the following positions: independent member of the Boards of Directors of Afya Limited and Americanas S.A., coordinator of the Audit Committee of Tegma Logística S.A. and Americanas S.A., member of the Audit Committees of Embraer S.A. and Afya Limited, member of the Fiscal Councils of Cosan S.A. and Comgás S.A.

Vanessa Claro Lopes has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Mauricio Tiomno Tolmasquim holds a in production engineering from the Federal University of Rio de Janeiro (UFRJ) and economist from UERJ, he has a Master's degree in Energy Planning from COPPE/UFRJ and a doctorate from the École des Hautes Études en Sciences Sociales in France. He is the author or co-author of 25 books and more than a hundred articles published in scientific journals and newspapers. He was the president of EPE (Energy Research Company), an entity affiliated to the Ministry of Mines and Energy. He is licensed associate professor at COPPE/UFRJ. He was executive secretary and interim minister of Mines and Energy, where he coordinated the working group that prepared the new model of the electricity sector. He currently holds the position of Executive Officer of Energy Transition and Sustainability at Petrobras. É professor associado licenciado da COPPE/UFRJ.

Mauricio Tiomno Tolmasquim has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

7.4       Committees: provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the audit, risk, financial, and compensation committees, even if such committees or structures are not statutory

Name:	Ana Silvia Corso Matte	(Individual Taxpayer Registry) CPF:		263.636.150-20	Profession:	Lawyer	Date of Birth:		May 30, 1958
Professional Experience:	Experience disclosed in item 7.3 of this Form.
Committee
Type of Committee	Type of audit	Position held	Date of appointment	Term of Office	Description of another Committee	Description of another position/role	Election Date	Was elected by the controlling shareholder	Start date of the first term
Other Committees		Commitee Member (Regular)	June 01, 2024	August 05, 2024	Sustainability Committee	Independent Board of Directors (Regular)	May 23, 2024	No	June 01, 2024
Other Committees		Commitee Member (Regular)	August 05, 2024	Until OGM of 2025	People Committee	Independent Board of Directors (Regular)	August 05, 2022	No	August 05, 2022

Name:	Daniel Alves Ferreira	(Individual Taxpayer Registry) CPF:		205.862.458-04	Profession:	Lawyer	Date of Birth:		July 06, 1972
Professional Experience:	Experience disclosed in item 7.3 of this Form.
Committee
Type of Committee	Type of audit	Position held	Date of appointment	Term of Office	Description of another Committee	Description of another position/role	Election Date	Was elected by the controlling shareholder	Start date of the first term

Audit Committee	Statutory Audit Committee compliant with CVM Resolution No. 23/21	Commitee Member (Regular)	June 01, 2023	Two (2) years		Independent Board of Directors (Regular)	April 28, 2023	No	June 01, 2019
Other Committees		Committee Coordinator	June 30, 2023	Two (2) years	Legal Affairs Support Committee	Independent Board of Directors (Regular)	June 01, 2024	No	June 30, 2023

Name:	Felipe Villela Dias	(Individual Taxpayer Registry) CPF:		218.680.308-90	Profession:	Engineer	Date of Birth:		December 18, 1981
Professional Experience:	Experience disclosed in item 7.3 of this Form.
Committee
Type of Committee	Type of audit	Position held	Date of appointment	Term of Office	Description of another Committee	Description of another position/role	Election Date	Was elected by the controlling shareholder	Start date of the first term
Other Committees		Commitee Member (Regular)	June 01, 2024	Until OGM of 2025	Strategy, Governance, and Sustainability Committee	Independent Board of Directors (Regular)	May 23, 2024	No	June 01, 2024
Other Committees		Commitee Member (Regular)	August 17, 2022	Until OGM of 2025	People Committee	Independent Board of Directors (Regular)	August 05, 2022	No	August 05, 2022
Other Committees		Commitee Member (Regular)	June 01, 2024	Until OGM of 2025	Sustainability Committee	Independent Board of Directors (Regular)	May 23, 2024	No	June 01, 2024

Name:	Marisete Fatima Dadald Pereira	(Individual Taxpayer Registry) CPF:		409.905.160-91	Profession:	Accountant	Date of Birth:		April 16, 1955
Professional Experience:	Experience disclosed in item 7.3 of this Form.
Committee
Type of Committee	Type of audit	Position held	Date of appointment	Term of Office	Description of another Committee	Description of another position/role	Election Date	Was elected by the controlling shareholder	Start date of the first term
Other Committees		Committee Coordinator	August 23, 2022	Until OGM of 2025	Strategy, Governance, and Sustainability Committee	Independent Board of Directors (Regular)	August 05, 2022	No	August 23, 2022

Name:	Pedro Batista de Lima Filho	(Individual Taxpayer Registry) CPF:		043.037.137-32	Profession:	Engineer		Date of Birth:	January 14, 1975
Professional Experience:	Experience disclosed in item 7.3 of this Form.
Committee
Type of Committee	Type of audit	Position held	Date of appointment	Term of Office	Description of another Committee	Description of another position/role	Election Date	Was elected by the controlling shareholder	Start date of the first term
Other Committees		Committee Coordinator	August 17, 2022	Until OGM of 2025	People Committee	Independent Board of Directors (Regular)	August 05, 2022	No	August 17, 2022
Other Committees		Commitee Member (Regular)	August 23, 2022	Until OGM of 2025	Strategy, Governance, and Sustainability Committee	Independent Board of Directors (Regular)	August 05, 2022	No	August 23, 2022

Other Committees	Commitee Member (Regular)	June 01, 2024	Until OGM of 2025	Legal Affairs Support Committee	Independent Board of Directors (Regular))	May 23, 2022	No	June 30, 2023

Name:	Vicente Falconi Campos	(Individual Taxpayer Registry) CPF:		000.232.216-15	Profession:	Engineer		Date of Birth	September 30, 1940
Professional Experience:	Experience disclosed in item 7.3 of this Form.
Committee
Type of Committee	Type of audit	Position held	Date of appointment	Term of Office	Description of another Committee	Description of another position/role	Election Date	Was elected by the controlling shareholder	Start date of the first term
Other Committees		Commitee Member (Regular)	August 23, 2022	Until OGM of 2025	Strategy, Governance, and Sustainability Committee	Independent Board of Directors (Regular))	August 05, 2022	No	August 23, 2022
Other Committees		Commitee Member (Regular)	August 17, 2022	Until OGM of 2025	People Committee	Independent Board of Directors (Regular)	August 05, 2022	No	August 17, 2022

7.5       Family Relationships

Not applicable, considering that, as of the date of submission of this Reference Form, there are no marital relationships, stable unions or kinship up to the second degree among the Company’s management members, nor between them and the management members of companies directly or indirectly controlled by the Company. Additionally, the Company does not have a controlling shareholder or a group of controlling shareholders.

SCHEDULE 11-B

Section 7.3 to 7.6 of the Company's Reference Form (information on nominees for the Fiscal Council)

7.3./7.4 and 7.6 – Composition and Professional Experience of the Fiscal Council:

Name (a)	Date of Birth (b)	Profession (c)	(Individual Taxpayer Registry) CPF (d)	Elected Office Held (e)	Election Date (f)	Date of Appointment (g)	Term of Office (h)	Nominated by the Controlling Shareholder (i)	If it is an independent member, under the terms of the specific regulations applicable to the matter (j)	If the member has served consecutive terms of office, the start date of the first such term of office (k)	Other Positions or Functions Held in the Company (l)	7.6 Relationships of subordination, service or control
Guido Mantega	April 07, 1949	Economist	676.840.768-68	Fiscal Council.(Regular) elected by the minority ordinary shareholder	April 29, 2025		Until OGM of 2026	No	Not Applicable			Not Applicable
Regis Anderson Dudena	November 21, 1981	Lawyer / Public Servant	222.393.448-06	Fiscal Council (Alternate) elected by the minority ordinary shareholder	April 29, 2025		Until OGM of 2026	No	Not Applicable			Not Applicable

Professional Experience/ Independence Criteria –

Guido Mantega holds a degree in economy from the PUC-SP. He is a consultant at Fundação Getúlio Vargas (FGV) Projetos. In the public sector, he held positions such as Budget Director and Chief of Staff at the São Paulo Municipal Secretariat of Planning. Later, he held the position of Minister of Planning, Budget and Management in 2003, was President of the National Bank for Economic and Social Development (BNDES) in 2004, and served as Minister of Finance from 2006 to 2014. Additionally, he is the owner of Pollaris Consultoria Ltda.

Guido Mantega has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

Regis Anderson Dudena is a PhD candidate in Law at the Federal University of Minas Gerais (UFMG), specializing in the area of 'National Financial System and the repression of administrative offenses and criminal activity.' He holds a Master's degree from the 'Erasmus Mundus: European Legal Practice' program, a consortium between the University of Hannover and the Portuguese Catholic University. He graduated in Law from the University of São Paulo (USP). A specialized lawyer with experience in Public and Regulatory Law, he was a partner at a law firm, focusing on legislative and regulatory advocacy. He served as Legal Superintendent at Desenvolve SP – Development Agency of the State of São Paulo, Legal Advisor to the Presidency of BDMG – Development Bank of Minas Gerais, and Legal Manager at ANTF – National Association of Railway Transporters. Additionally, he was Special Advisor to the Executive Secretariat and Deputy Chief of Staff for Legal Affairs, both at the Civil House of the Presidency of the Republic.

Regis Anderson Dudena has not been subject to the effects of a criminal conviction, conviction or penalty in an administrative proceeding before the CVM, the Central Bank of Brazil, or the Superintendency of Private Insurance, or a final and unappealable conviction, in the judicial or administrative sphere, that resulted in the suspension or disqualification from practicing any professional or commercial activity, and is thus duly qualified to practice their professional activities during the last five (5) years.

7.5       Family Relationships

Not applicable, considering that, as of the date of submission of this Reference Form, there are no marital relationships, stable unions or kinship up to the second degree among the Company’s management members, nor between them and the management members of companies directly or indirectly controlled by the Company. Additionally, the Company does not have a controlling shareholder or a group of controlling shareholders.

SCHEDULE 12

Section 8 of the Company's Reference Form (detailed information on remuneration of officers and members of advisory committees)

8.1       Describe the compensation policy or practice of the board of directors Executive Board and non- Executive Board, fiscal council, statutory committees and audit, risk, financial and compensation committees.

a.       aims of the compensation policy or practice, informing whether the compensation policy has been formally approved, the approving authority, the approval date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document may be reviwed.

Currently, the Company´s managers compensation model ("Compensation Model") consists of fixed compensation, benefits, and short and long-term incentive mechanisms, with the distribution of weights primarily focused on a sustainable long-term value vision, to solidify of a high-performance, ethical, and sustainable culture, capable of attracting, retaining, and rewarding talent, as well as ensuring full alignment between the interests of the Company´s managers (in addition to other beneficiaries of the Model) and its shareholders, as it:

(i) enables the Company to retain current key professionals and attract new talents, as well as to foster a high-performance culture, by granting long-term incentives conditioned on meeting pre-established conditions, goals, and triggers in line with the Company's Strategic Plan, serving as a driving force for unlocking the value levers of capitalization;

(ii) enables managers (and other beneficiaries) to directly associate their performance and the capture of a portion of the value related to the appreciation of the Company's shares relative to the exercise price defined in the Stock Option Plan. This price cannot be lower than BRL 42.00 (forty-two Brazilian Real) per share, adjusted by the IPCA since June 10, 2022 (date of the capitalization that resulted in the Company´s privatization) until the effective exercise of the options. The Board of Directors may also add a spread to the exercise price. Moreover, the exercise price of the options, set in the grant contract, cannot be lower than volume-weighted average of the closing prices of the Company's common shares (ELET3) in the 90 trading sessions prior to the granting of the options to each beneficiary;

(iii) fosters an ethical high-performance culture, focused on exceeding goals, maximizing long-term value generation capacity, and sharing this value with long-term investors.

This management believes that achieving the desired levels of asset and business management requires, above all, the pursuit of excellence in people management. Composing a highly qualified, collaborative, integral, and high-performance executive team is an indispensable prerequisite for the Company to successfully continue its journey towards excellence and a high-performance culture.

The current Compensation Policy was approved by the Board of Directors on November 24, 2023, and is part of a set of initiatives designed to provide continuous maturation of Eletrobras' corporate governance, marked by its capitalization and privatization process carried out in 2022 and is based on the principles of transparency and responsibility.

The Compensation Policy is available for reviwed on the Company´s investor relations website (https://ri.eletrobras.com) and on the CVM website (www.cvm.gov.br).

For more information on the Company's Stock Option Plan and Restricted Stock Plan, see items 8.4 and following below.

b.       practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the Executive Board, indicating: i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate; ii. criteria and methodology used to set individual compensation, indicating whether market practice studies are used, and if so, the comparison criteria and the scope of these studies; iii. how often and how the board of directors evaluates the adequacy of the issuer's compensation policy.

The global or individual compensation of the Board of Directors and Executive Board is annually set by the General Meeting. In the case of setting global compensation by the General Meeting, it is up to the Board of Directors to decide on its individual distribution to the members of the Board of Directors and Executive Board, following the recommendation of the Company's People Committee.

The process of defining compensation is calculated based on market practices and in line with the guidelines and challenges of the Company. Furthermore, the Company's management compensation plan also considers parameters such as responsibility, time dedicated to the role, competence and reputation of the managers, and the level of challenges required. To this end, the Company regularly conducts market surveys for verification and monitoring of market practices, and uses as comparison criteria the compensation model of Brazilian market companies of similar size, values, and challenges to the Company, especially with companies that have undergone or are in a similar stage of transformation.

Annually in an ordinary manner, and extraordinarily if necessary, the adherence to what is practiced to the Compensation Model is verified. For this, the Company relied on the support of Korn Ferry, a consultancy with recognized expertise and international renown to update, this year, market practices, as well as the reference market selected for the development of the Model in 2022.

In this regard, concerning the Executive Board, the salary survey conducted by the aforementioned Consultancy identified the need to update the salary table implemented in 2022. Therefore, it is proposed up to 4.83% (IPCA in the period) as a level of increase in fixed compensation is proposed, to be used for salary progressions that occur through performance evaluation based on goals (derived from the ICP Program) and behaviors (derived from the Company's values).

And in the case of the Board of Directors, also according to market research carried out by Korn Ferry, and in view of the finalization of the Long-Term Incentive (LTI) of the collegiate, it was identified the need to have the possibility of recomposing the fixed compensation of the Directors, in order to maintain the attractiveness for the position in the face of the complexity and challenges existing in the Company. In addition, it is possible to observe that the average annual total compensation (fixed remuneration + LTI) approved for 2024 (BRL 1,468,858.68) is even higher than the average annual total remuneration (fixed remuneration + LTI) proposed for 2025 (BRL 1,420,314.09).

c.       composition of the compensation, indicating:

i. description of the various elements that constitute the compensation, including, in relation to each of them:

The managers may have different compensation components, conditions, and benefits, which will be established according to specifics related to dedicated time, technical knowledge, experience, tasks, participation in advisory committees, among other characteristics.

The global compensation of the managers may consist of the following components:

(i) fixed compensation;

(ii) direct and indirect benefits;

(iii) variable compensation through (a) short-term incentives (STI); and (b) long-term incentives (LTI).

In line with the Compensation Model adopted by the Company, the management's compensation will be allocated among the components described above as follows: (a) 20% to 30% allocated as fixed compensation; (b) 25% to 30% for STI; and (c) 50% to 40% for LTI.

Executive Board

•	Salary or pro-labore: members of the Statutory Board of Eletrobras are entitled to a fixed monthly compensation as direct retribution for performing their role.

•	Direct and Indirect Benefits: include life insurance and health care, also granted with the aim of directly compensating the members for the exercise of their role.
•	Short-Term Incentive (STI): paid through cash bonuses. The STI is based on the achievement of the Company's results, with specific indicators derived from the Company's Strategic Plan. Thus, it aims to align the interests of the Statutory Board with the growth and increased profitability of the Company.
•	Long-Term Incentive (LTI): through the Stock Option Compensation Plan and the Restricted Stock Compensation Plan. The conditions, requirements, rules, and limits of the Stock Option Compensation Plan and the Restricted Stock Plan were approved at the EGM in December 2022, with amendments approved at the OEGM in 2024.
•	Post-Employment Benefits: Company contributions to supplementary pension plans.

Board of Directors

•	Annual Fixed Compensation: fixed monthly remuneration as direct compensation for the exercise of the function. It should also be noted that the executives who are exceptionally holding the position of a member of the Board of Directors and a member of the Company's committees do not receive any fixed remuneration associated with their roles in these positions.
•	Long-Term Incentive (LTI): For 2025, there is no proposal for a new grant of shares restricted to Board Members, a possibility that was closed in March 2023. In addition, the amounts related to the shares have already been appropriated at the 2023 and 2024 Meetings, given that in April 2025 the Directors who fulfill the term of office will be entitled to the transfers of shares in 2028, and thus, there will no longer be LTI values in the 2025 Compensation Proposal. In any case, regarding the Restricted Action Plan for Directors who serve until April 2025, we highlight important points:
◦	Unlike the transfer of shares in batches provided for beneficiaries part of the Executive Board, the transfer of ownership of shares to Board Members will occur in a single batch, only in 2028, provided the exercise conditions stipulated in the Restricted Stock Plan and the respective grant agreements are met. The three-year period counted from the end of the term of the Board Member (to end at the OGM of 2025) was foreseen as an additional governance measure and risk mitigation to eliminate potential conflicts of interest that Board Members might have in managing the Restricted Stock Plan.
◦	The Restricted Stock Plan for Board Members was adopted based on the 'Deferred Share Units' model, recognized as a good governance practice in international markets. The objective is to strengthen the long-term vision and value generation for shareholders by linking the administrators' gains to the Company's performance starting in 2028. Thus, decisions made until the end of the current term (OGM 2025) that do not prioritize long-term results may result in significant losses in the LTI.
◦	Due to such separation, Board members, in line with best market practices, are entitled to Restricted Shares only according to the global value approved by the general assembly.
◦	Board members will have the competence to define goals, triggers, and challenges that will compose the stock option programs within the Stock Option Plan and restricted shares within the Restricted Stock Plan for other beneficiaries who are not Board members. Therefore, it is intended that rigorous metrics and financial and/or operational triggers be defined, with the exercise of options only occurring if such results are met, reinforcing the culture of long-term performance payment.

Fiscal Council

The Company does not have a permanent Fiscal Council.

•             Annual Fixed Compensation: When the Fiscal Council is installed, the annual fixed compensation of the Fiscal Council members will be set by the Assembly that installs it, observed, for each member of the Fiscal Council in office, the minimum of one-tenth of the average monthly individual fixed compensation of the members of the Statutory Board, excluding values related to holiday bonus, direct and indirect benefits, representation allowances, and profit-sharing granted to said members of the Executive Board.

Advisory Committees to the Board of Directors

•	Compensation for Participation in Advisory Committees to the Board of Directors: Only external members of the Advisory Committees will be entitled to fixed monthly compensation for their participation in each of the Committees, in order to directly compensate the members for the time and efforts dedicated to such a role.

● their proportion of total remuneration in the last three (3) financial years

According to the table below, the proportions of each element in the total compensation for the fiscal year 2024 were, approximately:

Compensation Composition	Board of Directors	Fiscal Council	Executive Board	Non- Executive Board	Advisory Committees to the Board
Fixed Monthly Compensation (%)
Salary or pro-labore	64.56	100.0	29.46	N.A.	0.0
Direct or Indirect Benefits	0.0	0.0	2.00	N.A.	0.0
Membership in Committees	0.88	0.0	0.0	N.A.	100.0
Others	0.0	0.0	0.0	N.A.	0.0
Variable Compensation (%)
Bonus	0.0	0.0	41.26	N.A.	0.0
Profit Sharing	0.0	0.0	0.0	N.A.	0.0
Attendance at Meetings	0.0	0.0	0.0	N.A.	0.0
Commissions	0.0	0.0	0.0	N.A.	0.0
Outros	0.0	0.0	0.0	N.A.	0.0
Post-Employment Benefits	0.0	0.0	3.25	N.A.	0.0
Termination of Office	0.0	0.0	1.26	N.A.	0.0
Share-Based, including options	34.56	0.0	22.77	N.A.	0.0
Total	100.0	100.0	100.0	N.A.	100.0

According to the table below, the proportions of each element in the total compensation for the 2023 fiscal year were, approximately:

Compensation Composition	Board of Directors	Fiscal Counciç	Executive Board	Non- Executive Board	Advisory Committees to the Board
Fixed Monthly Compensation (%)
Salary or pro-labore	53.01	100.00	18.42	N.A.	0.00

Direct or Indirect Benefits	0.00	0.00	3.16	N.A.	0.00
Membership in Committees	14.42	0.00	0.00	N.A.	100.00
Others	0.00	0.00	0.00	N.A.	0.00
Variable Compensation (%)
Bonus	0.00	0.00	44.17	N.A.	0.00
Profit Sharing	0.00	0.00	0.00	N.A.	0.00
Attendance at Meetings	0.00	0.00	0.00	N.A.	0.00
Commissions	0.00	0.00	0.00	N.A.	0.00
Others	0.00	0.00	0.00	N.A.	0.00
Post-Employment Benefits	0.00	0.00	2.56	N.A.	0.00
Termination of Office	0.00	0.00	0.69	N.A.	0.00
Share-Based, including options	32.57	0.00	31.00	N.A.	0.00
Total	100.00	100.00	100.00	N.A.	100.00

According to the table below, the proportions of each element in the total compensation for the 2022 fiscal year were, approximately:

Compensation Composition	Board of Directors	Fiscal Council	Executive Board	Non- Executive Board	Advisory Committees to the Board
Fixed Monthly Compensation (%)
Salary or pro-labore	100.00	100.00	56.19	N.A.	98.63
Direct or Indirect Benefits	0.00	0.00	8.95	N.A.	0.00
Membership in Committees	0.00	0.00	0.00	N.A.	1.37
Others	0.00	0.00	0.00	N.A.	0.00
Variable Compensation (%)
Bonus	0.00	0.00	20.68	N.A.	0.00
Profit Sharing	0.00	0.00	0.00	N.A.	0.00
Attendance at Meetings	0.00	0.00	0.00	N.A.	0.00
Commissions	0.00	0.00	0.00	N.A.	0.00
Others	0.00	0.00	0.00	N.A.	0.00
Post-Employment Benefits	0.00	0.00	9.45	N.A.	0.00
Termination of Office	0.00	0.00	0.00	N.A.	0.00
Share-Based, including options	0.00	0.00	4.74	N.A.	0.00
Total	100.00	100.00	100.00	N.A.	100.00

● calculation methodology and adjustment

The fixed compensation levels for the Executive Board are positioned at the P50 (50th percentile) of the market, and considering the adoption of variable compensation through short- and long-term incentives based on the Company's goals, triggers, and challenges, the total compensation package was defined between P75 and P90 (between the 75th and 90th percentiles).

There isn't a single calculation and adjustment methodology, but a verification and monitoring, through market surveys, of the Company's levels against market practices of similarly sized and sector companies.

● main performance indicators considered, including, if applicable, indicators related to ESG issues

The P50 (50th percentile) of the market will be used, and additionally, by incorporating short- and long-term compensation, the total compensation package was defined between P75 and P90 (between the 75th and 90th percentiles). Therefore, the total package between P75 and P90 will only be achieved if performance is proportional and directed towards P75 and P90 of the market.

Short- and long-term incentives will be based on goals such as profitability, sustainability, excellence, and/or long-term value generation, as well as the Company's established triggers and challenges in line with its Strategic Plan, so that, if met, and depending on the degree of fulfillment, there will be corresponding compensation.

Thus, short- and long-term incentives reflect, while supporting, the Company's Strategic Plan, which is oriented towards capturing opportunities suitable to the context and the competitive advantages of Eletrobras, guided by the reformulated vision: "To be the most comprehensive complete of renewable energy infrastructure and solutions for customers, maximizing value for shareholders sustainably, through organizational excellence and efficient capital allocation."

In the Company's Strategic Plan, four guidelines were created to guide this long-term vision:

1.	Customer Focus - To be the most comprehensive platform of renewable energy infrastructure and solutions for customers, anticipating needs, offering products, and orchestrating businesses;
2.	Capital Allocation - Maximize the company's value generation by directing efforts to meet the system and customer needs, maintaining financial discipline, and considering opportunities for share buybacks and issuances
3.	Organizational Excellence - To be a functional organization with alignment between strategy, processes, structures, people, and incentives, ensuring efficiency, being capable of achieving defined goals, and thriving in constantly changing environments.

All these guidelines have the primary objective of Value Creation through maximizing value generation for shareholders, employees, and customers, contributing assertively to the improvement of the country's business environment (regulation and sector policies).

The Strategic Plan also addresses the following cross-cutting themes:

•	Climate Management,
•	Health and Safety,
•	Maximization of Results,
•	Risk Minimization,
•	Operational and Financial Efficiency,
•	Efficient Resource Allocation.
•	Cultural Change, focusing on Value Creation, leveraging Capital Allocation Opportunities, and Risk Reduction.

To measure the achievement of the strategy, indicators with targets for 2024 were chosen, as follows, where it is possible to observe that 30% of the strategic indicators (top) are ESG:

•	Health and Safety: Accident Frequency Rate and Lives Changed (deflator - fatalities and permanent disability of own and third-party employees);
•	Value Generation: NPV of new businesses;
•	Commercialization: Commercialization of the 25/29 cycle;
•	Efficient Costs: Recurring PMSO Costs;
•	Execution of Contracted Capex: Unleveraged IRR of Projects;
•	Contingency Negotiation: Amount negotiated for legal liabilities;

•	ESG: ESG Roadmap;
•	Management: Organizational and Nuclear Transformation.

Therefore, the Bonus Program (STI) will support the Company's short-term ambition as outlined in the Strategic Plan, so that each of the previously mentioned indicator will have a defined and quantified goal, with weights varying according to the performance of each Officer.

In turn, the Stock Option Program (LTI) will support the Company's medium and long-term ambition outlined in the Strategic Plan, where the selected indicator(s) set in the contract have a defined and quantified goal.

The targets pertain to the Company's competitive intelligence, which is why they are not disclosed. In any case, one of the "triggers" for the payment of the Stock Option Plan is the "Total Shareholder Return" indicator.

ii.       Reasons justifying the composition of the compensation

The main purpose of the remuneration model applicable to the Company is is to promote the alignment of the Executive Board' interests with the interests of the Company's shareholders, as well as to enable the attraction and retention of talent, to the extent that the potential gains and risks of the Company's performance will be shared. This will particularly contribute to the development of a high-performance professional culture and to decision-making that prioritizes long-term results, surpassing goals, creating value, and ensuring the sustainable growth of the Company.

To this end, the composition of Eletrobras Executive Board' compensation is set using parameters such as responsibility, time dedicated to the role, competence and reputation of the Officers, the levels of challenges required, and comparison with similarly sized companies, especially with companies that have gone through or are in a similar stage of transformation.

iii.       The existence of members not compensated by the issuer and the reason for this fact

Not applicable.

d. the existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable. There is no compensation or benefit for the members of the Board of Directors, the Fiscal Council, the Executive Board, and the Advisory Committees supported by subsidiaries or controlled entities, and the Company has no direct or indirect controllers.

If there is compensation received in a subsidiary/controlled entity, by indication of Eletrobras or in its interest, such values will be deducted from the annual compensation of the officer received in the Company.

e. the existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as the sale of the issuer's controlling interest

Not applicable.

8.2       Total compensation of the board of directors, statutory board and fiscal council

Total remuneration planned for the fiscal year on 12/31/2025 - Annual amounts
	Board of Directors	Statutory Management	Fiscal Council	Advisory Committees	Total
Total number of members	10.00	12.00	5.00	2.00	29.00
Number of compensated members	10.00	12.00	5.00	2.00	29.00
Fixed annual compensation
Salary or pro-labore	14,203,140.87	19,058,094.00	794,087.25	0	34,055,322.12
Direct and indirect benefits	0	1,317,726.72	0	0	1,317,726.72
Participation in committees	0	0	0	1,080,000.00	1,080,000.00
Others	0	0	0	0	0
Description of other fixed compensation	-	-	-	-	-
Variable compensation
Bonus	0	30,575,974.39	0	0	30,575,974.39
Profit sharing	0	0	0	0	0
Participation in meetings	0	0	0	0	0
Commissions	0	0	0	0	0
Others	0	0	0	0	0
Description of other variable remuneration	-	-	-	-	-
Post-employment	0	2,263,450.41	0	0	2,263,450.41
Termination of office	0	0	0	0	0
Share-based, including options¹	0	14,507,463.06	0	0	14,507,463.06
Note
Total compensation	14,203,140.87	67,722,708.57	794,087.25	1,080,000.00	83,799,936.69

¹ Regarding the forecast for the fiscal year of 2025, the “share-based compensation” field considers (i) the 4th transfer to the Statutory Management under the Restricted Shares Plan; (ii) also under the Restricted Shares Plan, there is no longer any appropriation of value for the Board of Directors, the 2nd half of the value having been appropriated in 2024; and (iii) the estimate of 1/5 of the value of the Stock Option Plan applicable to the Statutory Management (3rd year of the Program). Note: In the case of the Restricted Shares for the Board of Directors, the grant took place in 2023, but the transfer of ownership of the shares will only take place in 2028; likewise, in the case of the Stock Options for the Statutory Management, the grant took place in 2023, but the exercise of the options will take place in at least 3 years, and there are two other vesting milestones with terms of 4 years and 5 years; Therefore, there is no receipt of Restricted Shares by the Board of Directors and Stock Options by the Executive Board in 2025, but rather the recognition of the expense in the period.

Total remuneration planned for the fiscal year on 12/31/2024 - Annual amounts
	Board of Directors	Statutory Management	Fiscal Council	Advisory Committees	Total
Total number of members	9.00	11.75	4.33	2.50	27.58
Number of compensated members	7.00	11.75	4.33	2.50	25.58
Fixed annual compensation
Salary or pro-labore	7,322,000.01	17,985,833.34	654,028.78	0.00	25,961,862.13
Direct and indirect benefits	0.00	1,222,175.71	0.00	0.00	1,222,175.71
Participation in committees	99,996.00	0.00	0.00	1,050,000.00	1,149,996.00
Others	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-
Variable compensation
Bonus	0.00	25,194,362.50	0.00	0.00	25,194,362.50
Profit sharing	0.00	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of other variable remuneration	-	-	-		-
Post-employment	0.00	1,984,810.87	0.00	0.00	1,984,810.87
Termination of office	0.00	770,000.00	0.00	0.00	770,000.00
Share-based, including options¹	3,919,728.12	13,899,869.17	0.00	0.00	17,819,597.29
Note	-	-	-	0.00	-
Total compensation	11,341,724.13	61,057,051.59	654,028.78	1,050,000.00	74,102,804.50

¹ Regarding the fiscal year of 2024, the “share-based remuneration” field considers (i) the 2nd transfer to the Statutory Management under the Restricted Shares Plan; (ii) also under the Restricted Shares Plan, the appropriation of the 2nd half of the value to the Board of Directors; and (iii) the estimate of 1/5 of the value of the Stock Option Plan applicable to the Statutory Management (2nd year of the Program). Note: In the case of the Restricted Shares for the Board of Directors, the grant took place in 2023, but the transfer of ownership of the shares will only take place in 2028; likewise, in the case of the Stock Options for the Statutory Management, the grant took place in 2023, but the exercise of the options will take place in at least 3 years, and there are two other vesting milestones with terms of 4 years and 5 years; Therefore, there was no receipt of Restricted Shares by the Board of Directors and Stock Options by the Executive Board in 2024, but rather the recognition of the expense in the period.

Total remuneration planned for the fiscal year on 12/31/2023 - Annual amounts
	Board of Directors	Statutory Management	Fiscal Council	Advisory Committees	Total
Total number of members	9.00	9.83	5.00	4.00	27.83
Number of compensated members	8.17	9.83	5.00	4.00	27.00
Fixed annual compensation
Salary or pro-labore	6,380,498.00	14,665,902.31	715,045.43	0.00	21,761,445.74
Direct and indirect benefits	0.00	2,514,359.88	0.00	0.00	2,514,359.88
Participation in committees	1,735,486.14	0.00	0.00	1,680,000.00	3,415,486.14
Others	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-
Variable compensation
Bonus	0.00	35,157,652.99	0.00	0.00	35,157,652.99
Profit sharing	0.00	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of other variable remuneration	-	-	-		-
Post-employment	0.00	2,036,240.02	0.00	0.00	2,036,240.02
Termination of office	0.00	550,000.00	0.00	0.00	550,000.00
Share-based, including options¹	3,919,728.12	24,674,254.65	0.00	0.00	28,593,982.77
Note	The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated on a monthly basis, in accordance with Circular Letter /ANUAL-2025- CVM/SEP.
Total compensation	12,035,712.26	79,598,409.85	715,045.43	1,680,000.00	94,029,167.54

¹ Regarding the fiscal year of 2023, the “share-based remuneration” field considers (i) the 1st transfer to the Statutory Management under the Restricted Shares Plan; (ii) also under the Restricted Shares Plan, the appropriation of the 1st half of the value to the Board of Directors; and (iii) the estimate of 1/5 of the value of the Options Plan applicable to the Statutory Management (1st year of the Program). In the case of the Restricted Shares for the Board of Directors, the grant took place in 2023, but the transfer of ownership of the shares will only take place in 2028; likewise, in the case of the Stock Options for the Statutory Management, the grant took place in 2023, but the exercise of the options will take place in at least 3 years, and there are two other vesting milestones with terms of 4 years and 5 years; Therefore, there was no receipt of Restricted Shares by the Board of Directors and Stock Options by the Executive Board in 2023, but rather the recognition of the expense in the period.

Total remuneration planned for the fiscal year on 12/31/2022 - Annual amounts
	Board of Directors	Statutory Management	Fiscal Council	Advisory Committees	Total
Total number of members	9.58	6.33	4.92	5.00	25.83
Number of compensated members	7.00	6.33	4.92	5.00	23.25
Fixed annual compensation
Salary or pro-labore	459,824.38	4,542,661.99	376,226.10	1,958,530.80	7,337,243.27
Direct and indirect benefits	0.00	723,545.97	0.00	0.00	723,545.97
Participation in committees	0.00	0.00	0.00	27,201.80	27,201.80
Others	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-		-
Variable compensation
Bonus	0.00	1,671,703.65	0.00	0.00	1,671,703.65
Profit sharing	0.00	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00
Description of other variable remuneration
Post-employment	0.00	764,147.14	0.00	0.00	764,147.14
Termination of office	0.00	0.00	0.00	0.00	0.00
Share-based, including options¹	0.00	382,939.69	0.00	0.00	382,939.69
Note	The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated on a monthly basis, in accordance with Circular Letter /ANUAL-2025- CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body calculated on a monthly basis, in accordance with Circular Letter /ANUAL-2025- CVM/SEP. The share-based compensation paid in 2022 took place under the model known as “Phantom Share”, without delivery of book-entry shares	The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated on a monthly basis, in accordance with Circular Letter /ANUAL-2025- CVM/SEP.	According to the compensation model that existed until the end of 2022, three directors were not accounted for, given that directors who were members of the Statutory Audit and Risks Committee were paid throughout the year only for their participation in the Committee.
Total compensation	459,824.38	8,084,998.44	376,226.10	1,985,732.60	10,906,781.52

8.3       Variable compensation of the board of directors, statutory management, and fiscal council

Fiscal year of December 31, 2025 (forecast)
	Board of Directors	Statutory Management	Fiscal Council	Advisory Committees	Total
Total number of members	10.00	12.00	5.00	2.00	29.00
Total number of compensated members	0.00	12.00	0.00	0.00	12.00
Clarification	-	-	-	-	-
Bonus
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value provided for in the compensation plan	0.00	30,575,974.39	0.00	0.00	30,575,974.39
Amount provided for in the compensation plan if targets are met	0.00	30,575,974.39	0.00	0.00	30,575,974.39
Amount recognized in the fiscal year	N/A	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if targets are met	0.00	0.00	0.00	0.00	0.00
Amount recognized in the fiscal year	N/A	N/A	N/A	N/A	N/A

Fiscal year of December 31, 2024
	Board of Directors	Statutory Management	Fiscal Council	Advisory Committees	Total
Total number of members	9.00	11.75	4.33	2.50	27.58
Total number of compensated members	0.00	11.75	0.00	0.00	11.75
Clarification	-	-	-	-	-
Bonus
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value provided for in the compensation plan	0.00	29,395,950	0.00	0.00	29,395,950
Amount provided for in the compensation plan if targets are met	0.00	29,395,950	0.00	0.00	29,395,950
Amount recognized in the fiscal year	N/A	25,194,363	N/A	N/A	25,194,363
Profit Sharing
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if targets are met	0.00	0.00	0.00	0.00	0.00
Amount recognized in the fiscal year	N/A	N/A	N/A	N/A	N/A

Fiscal year of December 31, 2023
	Board of Directors	Statutory Management	Fiscal Council	Advisory Committees	Total
Total number of members	9.00	9.83	5.00	4.00	27.83
Total number of compensated members	0.00	9.83	0.00	0.00	9.83
Clarification
Bonus
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value provided for in the compensation plan	0.00	35,157,652.99	0.00	0.00	35,157,652.99
Amount provided for in the compensation plan if targets are met	0.00	35,157,652.99	0.00	0.00	35,157,652.99
Amount recognized in the fiscal year	0.00	35,157,652.99	0,00	N/A	35,157,652.99
Profit Sharing
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00

Amount provided for in the compensation plan if targets are met	0.00	0.00	0.00	0.00	0.00
Amount recognized in the fiscal year	N/A	N/A	N/A	N/A	N/A

Fiscal year of December 31, 2022
	Board of Directors	Statutory Management	Fiscal Council	Advisory Committees	Total
Total number of members	9.58	6.33	4.92	5.00	25.83
Total number of compensated members	0.00	6.33	0.00	0.00	9.83
Clarification
Bonus
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value provided for in the compensation plan	0.00	3,575,071.59	0.00	0.00	3,575,071.59
Amount provided for in the compensation plan if targets are met	0.00	3,575,071.59	0.00	0.00	3,575,071.59
Amount recognized in the fiscal year	N/A	1,671,703.65	0.00	N/A	1,671,703.65
Profit Sharing
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Maximum value provided for in the compensation plan	0.00	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if targets are met	0.00	0.00	0.00	0.00	0.00
Amount recognized in the fiscal year	N/A	N/A	N/A	N/A	N/A

8.4       Regarding the share-based compensation plan for the board of directors and statutory management, in effect during the last fiscal year and planned for the current fiscal year, please describe:

a) General terms and conditions

Stock Option Plan

The Stock Option Plan was implemented by the Board of Directors with the approval of the Stock Option Program. The beneficiaries and the terms and conditions of the grants are defined by the Board of Directors or, by delegation, by a Company Committee. The grant is formalized by contract, guaranteeing the beneficiary the right to exercise the Options to acquire ordinary shares at a determined price and period, according to criteria approved by the Board of Directors.

Beneficiaries of the Stock Option Plan may be managers (except members of the Board of Directors), employees, collaborators or service providers of the Company or its subsidiaries, provided that they are selected by the Board of Directors, with the recommendation of the People Committee or another Committee appointed for this purpose.

The Stock Option Plan stipulates that the Options will be granted in batches, with a minimum term of maturity of 3 years for one third, 4 years for another third and 5 years for the remainder, when they can be exercised by the beneficiaries.

The costs of the Stock Option Plan related to managers, fiscal advisors or committee members will be part of their remuneration and will depend on the approval of the General Shareholders' Meeting, in accordance with current legislation.

For Beneficiaries who were granted Call Options during the fiscal year of 2023, the Board of Directors may define a starting point for the maturity term prior to the date of the respective Grant Agreement, provided that it is later than the Beneficiary's investiture or admission and not earlier than June 1, 2023. The maximum period for exercising the Options will be 120 days from the date on which they become exercisable, i.e. after expiry of the maturity term. After exercising and receiving the shares, the Beneficiary will be prevented from selling them for 180 days (Lock-up Period).

Restricted Share Plan

The Restricted Shares Plan was implemented by the Board of Directors with the approval of the Restricted Share-Based Compensation Program (“Restricted Share Program”). The period for granting these shares ended on March 31, 2023.

The selection of the beneficiaries and the definition of the terms of the grant were carried out by the Board of Directors or, as its delegation, by a Committee of the Company. Grant agreements were signed with the elected beneficiaries, establishing the beneficiary's right to receive a number of Restricted Shares over a given period, in accordance with the terms and conditions to be defined by the Company's Board of Directors, subject to the rules set out in the Restricted Shares Plan.

The Restricted Shares Plan is intended for managers, employees, collaborators, service providers or their subsidiaries, provided that they are selected by the Board of Directors or by a committee appointed for this purpose. Unlike the Stock Option Plan, the Restricted Shares Plan includes members of the Board of Directors among its beneficiaries.

Except in the case of a beneficiary who is a member of the Board of Directors, the Restricted Shares are divided into 5 lots. In the case of a member of the Board of Directors, ownership of the Restricted Shares will be transferred to the beneficiary in a single lot on April 30, 2028.

The Board of Directors may adjust the number of Restricted Shares granted to reflect the economic effects of distributions of dividends, interest on equity or other income from the date of grant until the date of delivery of the Restricted Shares.

b) date of approval and responsible body

Both plans were approved on December 22, 2022, and amendments were approved at the Ordinary and Extraordinary Shareholders Meeting of 2024.

c) maximum number of covered shares

Stock Option Plan

The maximum number of shares to be granted by the Beneficiaries may not exceed the limit of 1.1% of the Company's total share capital on November 21, 2022.

For this calculation, all the shares corresponding to the options exercised or exercisable by the Beneficiaries are considered, regardless of the settlement model of this option. Shares associated with options that have been canceled, lapsed, expired or expired for any reason will not be included in this limit and may be made available again for future grants, in accordance with the Stock Option Plan.

Restricted Shares Plan

It may not exceed the limit of 0.2% of the Company's total share capital on the date of its approval, also observing the maximum term of March 31, 2023 for the signing of Restricted Share Grant Agreements.

d) maximum number of options to be granted

Stock Option Plan

The maximum number of options granted to the beneficiaries of the Stock Option Plan may not exceed 1.1% of the Company's total share capital on November 22, 2022.

Restricted Shares Plan

Not applicable. The Restricted Shares Plan does not provide for the granting of options.

e) conditions for share acquisition

Stock Option Plan

The Options granted will be divided into at least 3 lots. Beneficiaries may exercise them and acquire the corresponding shares, provided that they comply with the conditions established in the Stock Option Program and in the grant agreements.

In addition to the maturity terms indicated in item 8.4 (a) above, during which the beneficiary must continue to hold their respective position in the Company, the implementation of individual and/or collective conditions and targets will also be vesting conditions. Currently, the targets to be achieved are linked to certain total shareholder return parameters.

The Board of Directors may set the initial milestone for calculating the respective maturity terms of batches of Options for beneficiaries whose grant has been approved during the fiscal year of 2023, on a date prior to the date on which the respective grant agreement is signed.

Restricted Shares Plan

The Restricted Shares were divided into: (i) a single lot for the members of the Board of Directors, to be delivered on April 30, 2028; and (ii) five (5) lots for the other beneficiaries, to be delivered on March 31, 2023, March 31, 2024, March 31, 2025, March 31, 2026 and March 31, 2027.

The Restricted Shares of each lot will be transferred to the beneficiary if he/she remains in his/her position on the respective delivery dates.

For members of the Board of Directors, the receipt of Restricted Shares requires the full and uninterrupted fulfillment of the term until the 2025 Ordinary Shareholders Meeting (end of term), except in the event of death or incapacity for permanent cause.

All Restricted Shares will be delivered on April 30, 2028, 3 years after the end of the term of office of the directors elected by the Company's Extraordinary General Meeting held on August 5, 2022.

f) criteria for setting the acquisition or exercise price

Stock Option Plan

The Stock Option Plan establishes a minimum exercise price per share of BRL 42.00, which corresponds to the price practiced in the Company's capital increase within the scope of the public offering of shares concluded on June 10, 2022 and may not be less than BRL 42.00 (to be monetarily adjusted by the IPCA/IBGE variation from June 10, 2022 until the date of exercise of the Options).

The exercise price may, at the discretion of the Board of Directors:

•	to be increased by a spread. In the first grants approved in 2023, the exercise price was established based on the minimum price, updated by the IPCA/IBGE variation and plus a pre-fixed interest rate of 5% p.y. (“Spread”); and
•	to be adjusted by dividends, interest on equity payments, or earnings distributed by the Company in the period between the grant date and the exercise date of the options, as provided for in the respective contracts.

The exercise price set forth in the contract cannot be lower than the average price of the Company's shares (ELET3) in the 90 trading sessions prior to the granting of the Options, calculated based on the closing price and weighted by the trading volume. This way, there will be no discount, ensuring alignment with the shareholders who supported the privatization of Eletrobras.

Restricted Shares Plan

Not applicable. Once the conditions of the grant agreements have been met, the Restricted Shares will be transferred to the beneficiary free of charge, without any requirement to pay an exercise price.

g) criteria for setting the acquisition or exercise period

Stock Option Plan

The term for exercising the options will be 120 days after the end of the maturity term and may be extended by the Board of Directors in the event of a period of prohibition on trading in the Company's shares, in accordance with Eletrobras' Securities Trading Policy.

Restricted Shares Plan

The delivery will be divided into equal parts in the following time frames (except in the case of members of the Board of Directors): March 31, 2023, March 31, 2024, March 31, 2025, March 31, 2026, and March 31, 2027.

For beneficiaries who are members of the Board of Directors and meet the conditions for receipt, the transfer of all the Restricted Shares will take place on April 30, 2028.

h) settlement form

Stock Option Plan

The Options will be liquidated through the delivery of the Company's ordinary shares to the Beneficiaries, either through the issue of new shares or through the transfer of shares held in treasury.

Once the beneficiary has exercised the Options that are part of the lots vested, the Company may choose to liquidate said Options by delivering a quantity of shares calculated in accordance with the formula indicated below, so that no funds will be disbursed by the beneficiary:

Where:

Nshares= means the number of shares to be transferred to the beneficiary;

Pliquidation = means the value corresponding to the average price per share of the Company, to be determined by the Company based on the average closing market price of its common shares traded on B3 S.A. – Brasil, Stock Exchange (ELET3), in the 90 trading sessions prior to the date on which the Company has received an exercise notice, weighted by the trading volume of such common shares;

Pexercise = means the exercise price of the options; and

Noptions = means the number of options included in the respective exercised lot.

Restricted Shares Plan

They will be delivered to the beneficiaries through the issue of new ordinary shares by means of a capital increase of the Company, within the limit of the authorized capital; and/or using existing shares held in treasury.

i) restrictions on the transfer of the shares

Stock Option Plan

After exercising the options and receiving the shares, the beneficiary may not sell them for a period of 180 days from receipt (“lock-up”).

Restricted Shares Plan

The ordinary shares transferred to the beneficiary do not have a trading restriction period, beyond what is already established by law, applicable regulations and the Company's Securities Trading Policy.

j) Criteria and events that, when verified, will cause the suspension, alteration, or termination of the plan

Stock Option Plan

The Stock Option Plan is valid for 3 years and may be terminated or modified at any time by decision of the General Shareholders' Meeting. As for the Stock Option Program, it will remain in force until all the Options granted have been exercised by the beneficiaries or until December 22, 2025, whichever comes first.

Extinguishment: In the event of the Company's bankruptcy, dissolution or liquidation, the Stock Option Program and the respective granting agreements will be extinguished by full right, with the expiry of all the Options granted, regardless of whether the respective conditions for exercising the Options have been met, as well as the rights of the beneficiaries.

Review: (i) any significant legal change relating to the regulation of joint stock companies, publicly-held companies, labor legislation or tax effects; (ii) an increase or reduction in share capital or other operations that imply a change in the number of shares, as well as a change in the class or type of the Company's shares, and (iii) a stock split or reverse stock split or dividends paid through the delivery of shares, the number of Options granted will be automatically adjusted upwards or downwards.

Restricted Shares Plan

It will remain in force until April 30, 2028, and may be extinguished and/or modified at any time by decision of the General Shareholders' Meeting. The hypotheses of extinction and revision are the same as those of the Option Program mentioned above.

The Board of Directors also adjusts the number of Restricted Shares granted, as mentioned in sub-item (a) above.

k) Effects of an administrator's departure from the issuer's bodies on their rights under the share-based compensation plan.

Stock Option Plan

If the Beneficiary resigns from the Company or its subsidiary, on his/her own or on the Company's initiative (due to poor professional performance identified in his/her appraisal or for any other reason), he/she will lose, as from the date of resignation, the right to exercise the Options comprising lots whose maturity terms have not been reached, as well as losing the right to receive the Restricted Shares with program delivery after the event. On the other hand, in relation to the Options that are part of vested lots, whose vesting conditions have been implemented up to the date of termination, the Beneficiary shall remain entitled to exercise such Options, as provided for in the Stock Option Program.

The Beneficiary who is dismissed as a result of (i) just cause under labor legislation, or (ii) in violation of legal or infra-legal rules, the Company's Bylaws, Code of Conduct and other internal rules of the Company, or the Stock Option Grant Agreement, shall lose any and all rights provided for in the respective grant agreement, including the right to exercise the Options that are part of vested lots, but not yet exercised.

The Board of Directors may establish criteria for the exercise of options in cases where the maturity term has not been reached but the beneficiary has achieved the respective targets and in cases of death, incapacity, or retirement.

In the event of the death or permanent incapacity of the beneficiary, the Options of the lot whose maturity term is immediately subsequent to the respective vacancy event may be exercised despite the failure to meet the maturity term, provided that the other conditions set forth in the contracts are implemented up to the maturity term of the respective lot. In this case, the beneficiary (or their successors) will be entitled to exercise a quantity of Options calculated proportionally (pro rata) to the fraction of the maturity term of the respective lot, in accordance with the rules set forth in the Stock Option Program.

Restricted Shares Plan

In the event of the death or permanent incapacity of the beneficiary member of the Board of Directors, the beneficiary (or their successors) will be entitled to receive, on April 30, 2028, an amount of Restricted Shares proportional to the period of the term fulfilled, from the date of execution of the grant agreement until the occurrence of the event. If the beneficiary also held a position on the Executive Board and has already received lots of Restricted Shares, these will be deducted from the total to be delivered.

Even if the beneficiary member of the Board of Directors has fulfilled his/her term, he/she will lose any right to the Restricted Shares if, before April 30, 2028: (i) is sentenced for crimes against public administration or violation of anti-corruption and money laundering laws; (ii) causes losses to the Company due to irregular management, as decided by the Shareholders' Meeting; or (iii) makes derogatory statements, reveals confidential information or distorts the image of the Company or its subsidiaries, including on social networks, as determined by the Board of Directors.

8.5       With regard to the stock-based compensation in the form of stock options recognized in the results of the last three (3) fiscal years and that planned for the current fiscal year, of the board of directors and the statutory management

Share-based compensation for the fiscal year of 2025
	Board of Directors	Statutory Management	Total
Total number of members	10.00	12.00	22.00
Total number of compensated members	0.00	12.00	12.00
Potential dilution if all outstanding options are exercised	N/A	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Management, totaling BRL 46,375,310, which would imply 0.31% potential dilution.	0.31%
Clarifications	The members of the Board of Directors are not beneficiaries of the Stock Option Program.	For the Option Plan over at least 5 years and for all possible beneficiaries, it is possible to grant up to 25,313,506 options, with the total value of the Plan estimated at BRL 165,832,959, which would imply 1.1% potential dilution.	N/A
Weighted average exercise price
(i) Options outstanding during the fiscal year	N/A	In the first grants approved in 2023, the exercise price was established based on the minimum price (BRL 42.00), updated by the IPCA/IBGE variation and plus a pre-fixed interest rate of 5% p.y. (“Spread”).	N/A
(ii) Options forfeited and expired during the fiscal year	N/A	N/A	N/A
(iii) Options exercised during the fiscal year	N/A	N/A	N/A

¹Fair Value of Options: (i) BRL 5.11 for year 3; (ii) BRL 6.42 for year 4; and (iii) BRL 8.13 for year 5.

Share-based compensation for the fiscal year of 2024
	Board of Directors	Statutory Management	Total
Total number of members	9.00	11.75	20.75
Total number of compensated members	0.00	11.75	11.75
Potential dilution if all outstanding options are exercised	N/A	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Management, totaling BRL 46,375,310, which would imply 0.31% potential dilution.	0.31%
Clarifications	The members of the Board of Directors are not beneficiaries of the Stock Option Program.	For the Option Plan over at least 5 years and for all possible beneficiaries, it is possible to grant up to 25,313,506 options, with the total value of the Plan estimated at BRL 165,832,959, which would imply 1.1% potential dilution.	N/A
Weighted average exercise price
(i) Options outstanding during the fiscal year	N/A	In the first grants approved in 2023, the exercise price was established based on the minimum price (BRL 42.00), updated by the IPCA/IBGE variation and plus a pre-fixed interest rate of 5% p.y. (“Spread”).	N/A
(ii) Options forfeited and expired during the fiscal year	N/A	N/A	N/A
(iii) Options exercised during the fiscal year	N/A	N/A	N/A

¹ Fair Value of Options: (i) BRL 5.11 for year 3; (ii) BRL 6.42 for year 4; and (iii) BRL 8.13 for year 5.

Share-based compensation for the fiscal year of 2024
	Board of Directors	Statutory Management	Total
Total number of members	9.00	9.83	18.83
Total number of compensated members	0.00	9.83	9.83
Potential dilution if all outstanding options are exercised	N/A	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Management, totaling BRL 46,375,310, which would imply 0.31% potential dilution.	0.31%
Clarifications	The members of the Board of Directors are not beneficiaries of the Stock Option Program.	For the Option Plan over at least 5 years and for all possible beneficiaries, it is possible to grant up to 25,313,506 options, with the total value of the Plan estimated at BRL 165,832,959, which would imply 1.1% potential dilution.	N/A
Weighted average exercise price
(i) Options outstanding during the fiscal year	N/A	In the first grants approved in 2023, the exercise price was established based on the minimum price (BRL 42.00), updated by the IPCA/IBGE variation and plus a pre-fixed interest rate of 5% p.y. (“Spread”).	N/A
(ii) Options forfeited and expired during the fiscal year	N/A	N/A	N/A
(iii) Options exercised during the fiscal year	N/A	N/A	N/A

There was no stock-based compensation in the form of stock options in the fiscal year of 2022.

8.6       In relation to each grant of stock options made in the last three fiscal years and planned for the current fiscal year, by the board of directors and the statutory management board

Stock options grant - current fiscal year (2025)
	Board of Directors	Statutory Management
Total number of members	10.00	12.00
Total number of compensated members	0.00	12.00
Date of grant	N/A	As of April 2023
Number of granted options	N/A	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Management
Term for options to become exercisable	N/A	As of the 3rd year, 4th year and 5th year
Maximum term for exercising the options	N/A	120 days from the end of the Maturity Term (i.e. at the end of year 3, year 4 and year 5) of each Lot of Options
Term of restriction on the transfer of shares received as a result of the exercise of options	N/A	180 days from the respective receipt of each Share
Fair value of options on the grant date	N/A	(i) BRL 5.11 for year 3; (ii) BRL 6.42 for year 4; and (iii) BRL 8.13 for year 5.
Multiplication of the number of shares granted by the fair value of the options on the grant date	N/A	The grant to the Statutory Management was approved for an estimated amount of BRL 46,375,310, to be delivered in shares over 5 years.

In the event of a new member of the Statutory Executive Board joining, there may be a new grant for the fiscal year of 2025, given that the other members of the Statutory Management have already had their respective grants approved. In any case, it should be noted that for the fiscal year of 2025, 1/5 of the total amount of the Program will be appropriated, leaving the amount of BRL 9,275,062, which refers to the 3rd year of the Program and the possible 1st year of the new member.

Stock options grant - current fiscal year (2024)
	Board of Directors	Statutory Management
Total number of members	9.00	11.75
Total number of compensated members	0.00	11.75
Date of grant	N/A	As of April 2023
Number of granted options	N/A	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Management
Term for options to become exercisable	N/A	As of the 3rd year, 4th year and 5th year
Maximum term for exercising the options	N/A	120 days from the end of the Maturity Term (i.e. at the end of year 3, year 4 and year 5) of each Lot of Options
Term of restriction on the transfer of shares received as a result of the exercise of options	N/A	180 days from the respective receipt of each Share
Fair value of options on the grant date	N/A	(i) BRL 5.11 for year 3; (ii) BRL 6.42 for year 4; and (iii) BRL 8.13 for year 5.
Multiplication of the number of shares granted by the fair value of the options on the grant date	N/A	The grant to the Statutory Management was approved for an estimated amount of BRL 46,375,310, to be delivered in shares over 5 years.

In the fiscal year of 2024, 1/5 of the total value of the options granted was appropriated, equivalent to BRL 9,275,062, referring to the 2nd year of the Program for the Statutory Management.

Stock options grant - current fiscal year (2023)
	Board of Directors	Statutory Management
Total number of members	9.00	9.83
Total number of compensated members	0.00	9.83
Date of grant	N/A	As of April 2023
Number of granted options	N/A	Under the Options Plan, 7,080,200 options were granted to members of the Statutory Management
Term for options to become exercisable	N/A	As of the 3rd year, 4th year and 5th year
Maximum term for exercising the options	N/A	120 days from the end of the Maturity Term (i.e. at the end of year 3, year 4 and year 5) of each Lot of Options
Term of restriction on the transfer of shares received as a result of the exercise of options	N/A	180 days from the respective receipt of each Share
Fair value of options on the grant date	N/A	(i) BRL 5.11 for year 3; (ii) BRL 6.42 for year 4; and (iii) BRL 8.13 for year 5.
Multiplication of the number of shares granted by the fair value of the options on the grant date	N/A	The grant to the Statutory Management was approved for an estimated amount of BRL 46,375,310, to be delivered in shares over 5 years.

In the fiscal year of 2023, 1/5 of the total value of the options granted was appropriated, equivalent to BRL 9,275,062, referring to the first year of the Program for the Statutory Management.

No Company’s stock options were granted in the fiscal year ended in 2022.

8.7       Information related to the options outstanding of the board of directors and the statutory management at the end of the last fiscal year

	Board of Directors	Statutory Management
Total number of members	9.00	11.75
Total number of compensated members	0.00	11.75
Options not yet exercisable
Amount	N/A	7,080,200 options were granted to members of the Statutory Management, exercisable from the 3rd year onwards.
Date on which they become exercisable	N/A	As of the 3rd year, 4th year and 5th year
Deadline for exercising options	N/A	120 days from the end of the Maturity Term of each Lot of Options
Term of restriction on the transfer of shares	N/A	180 days from the respective receipt of each Share
Weighted average exercise price	N/A	In the first grants approved in 2023, the exercise price was established based on the minimum price (BRL 42.00), updated by the IPCA/IBGE variation and plus a pre-fixed interest rate of 5% p.y. (Spread).
Fair value of options on the last day of the fiscal year	N/A	Fair Value of Options at 4.28 for year 3; 6.44 for year 4; and 8.35 for year 5
Exercisable options
Amount	N/A	N/A
Deadline for exercising options	N/A	N/A
Term of restriction on the transfer of shares	N/A	N/A
Weighted average exercise price	N/A	N/A
Fair value of options on the last day of the fiscal year	N/A	N/A
Fair value of the total number of options on the last day of the fiscal year	N/A	N/A

8.8       Regarding the options exercised related to the share-based compensation of the board of directors and the statutory management, in the last 3 fiscal years

Eletrobras' Board of Directors and Statutory Management did not exercise options related to share-based compensation in the fiscal years ended December 31, 2024, 2023 and 2022.

8.9       Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last 3 fiscal years and that planned for the current fiscal year, of the board of directors and the statutory management, draw up a table with the following content: a. body b. total number of members c. number of compensated members and d. potential dilution in the event of all the shares being granted to the beneficiaries

The grants under the Restricted Share-Based Compensation Plan were made until March 31, 2023, and there is no possibility of including new beneficiaries.

Actions to be delivered directly to beneficiaries - Forecast (2025)
	Board of Directors	Statutory Management
Total number of members	10.00	12.00
Number of compensated members	7.00	5.00
Potential dilution in the event of all the shares being granted to the beneficiaries	Not applicable. The Restricted Shares will be delivered in 2028¹.	162,086 Restricted Shares will be transferred (4th transfer), which would imply a potential dilution of 0.007%.

¹In the case of beneficiaries who are members of the Board of Directors, the transfer will only take place in 2028, and therefore there will be no receipt of Restricted Shares in 2024, but rather the appropriation of the expense in the period.

Shares delivered directly to beneficiaries (2024)
	Board of Directors	Statutory Management
Total number of members	9.00	11.75
Number of compensated members	7.00	5.00
Potential dilution in the event of all the shares being granted to the beneficiaries	Not applicable. The Restricted Shares will be delivered in 2028¹.	162,086 Restricted Shares were transferred in relation to the 2nd transfer, which would imply a potential dilution of 0.007%.

¹In the case of beneficiaries who are members of the Board of Directors, the transfer will only take place in 2028, and therefore there will be no receipt of Restricted Shares in 2024, but rather the appropriation of the expense in the period.

Shares delivered directly to beneficiaries (2023)
	Board of Directors	Statutory Management
Total number of members	9.00	9.83
Number of compensated members	9.00	5.17
Potential dilution in the event of all the shares being granted to the beneficiaries	Not applicable. The Restricted Shares will be delivered in 2028¹.	423,990 restricted shares were transferred in relation to the 1st transfer, which would imply a potential dilution of 0.018%.

¹For beneficiaries who are members of the Board of Directors, the transfer will only take place in 2028. In the current fiscal year (2025) and in the last three fiscal years (2024, 2023 and 2022), there was no delivery of Restricted Shares to these beneficiaries, only the appropriation of the expense in the period.

8.10       Regarding each grant of shares made in the last 3 fiscal years and planned for the current fiscal year, of the board of directors and the statutory management

No Restricted Shares were granted to beneficiaries in the last fiscal year (2024) nor are any new grants planned for the current fiscal year (2025), given that the Restricted Share Plan establishes 03.31.2023 as the deadline for granting Restricted Shares.

Granting of shares made in the fiscal year ending in 2023 - Restricted Shares
	Board of Directors	Statutory Management
Total number of members	9.00	9.83
Number of compensated members	9.00	5.17
Date of grant	March, 2023	March, 2023
Number of granted shares	Considering the beneficiaries in 2023, up to 242,856 shares in total (1st and only transfer will only take place on 04.30.2028)	Considering the beneficiaries in 2023, up to 2,119,952 shares, being 5 transfers of 423,990 shares
Term for the delivery of the shares	04.30.2028	03.31.2027
Term of the restriction on the transfer of shares	04.30.2028	From the date of delivery (except for legal and regulatory restrictions), the member may transfer his shares on 03.31.2023, 03.31.2024, 03.31.2025, 03.31.2026 and 03.31.2027
Fair value of shares on the granting date	BRL 32,28 (rate on 03.14.23)	BRL 32,28 (rate on 03.14.23)
Multiplication of the number of granted shares by the fair value of the shares on the granting date	BRL 7,839,392 for the total number of shares granted until 2028, of which BRL 3,919,728 will be inserted in the period from Apr/23 to Mar/24, which is the amount corresponding to the first half of the total number of shares, given that until Mar/24 there would be half of the time remaining for the Board to fulfill its term (April 2025)	BRL 68,432,050 for the total number of shares granted over 5 years, of which BRL 13,686,410 was inserted in the period from Apr/23 to Mar/24, referring to the 1st transfer

¹ For beneficiaries who are members of the Board of Directors, the delivery of Restricted Shares will only take place in 2028, with only one grant having taken place in 2023.

No Restricted Shares were granted to Eletrobras' Board of Directors or Statutory Management in the fiscal year ended December 31, 2022.

8.11       Regarding the shares delivered as part of the stock-based compensation for the board of directors and the Executive Board in the last 3 fiscal years

Shares delivered – fiscal year ending December 31, 2024
	Board of Directors	Executive Board
Total number of members	9.00	11.75
No. of paid members	7.00	5.00
Number of shares	1st and only transfer will take place on 30.04.2028	162,086 restricted shares, referring to the 2nd transfer of restricted shares
Weighted average purchase price	N/A	BRL 0.00
Weighted average market price of shares acquired	N/A	BRL 39.96
Multiplying the total shares acquired by the difference	N/A	BRL 39.96

Shares delivered – fiscal year ending December 31, 2023
	Board of Directors	Executive Board
Total number of members	9.00	9.83
No. of paid members	9.00	5,17
Number of shares	1st and only transfer will only take place on 04.30.2028	423,990 shares restricted, referring to the 1st transfer of Restricted actions
Weighted average acquisition price	N/A	BRL 0.00
Weighted average market price of the shares acquired	N/A	BRL 33.64
Multiplying the total shares acquired by the difference	N/A	BRL 33.64

The Board of Directors and the Board of Executive Board of Eletrobras do not have shares delivered related to share-based remuneration in the financial years 2023 and 2022, since the granting of shares only took place as of April 2023, within the scope of the Restricted Share Plan.

8.12       Summarized description of the information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options, indicating:

a. pricing model

Under the Options Plan, the exercise price of the options was established at least BRL 42.00, which refers to the pricing of the public offering of shares and the capitalization process, while under the Restricted Stock Plan, the delivery of shares is made by the Company for no consideration, and there is therefore no exercise price.

The pricing model used in the Restricted Stock Plan and in the Options Plan was the Black & Scholes model, considering the general characteristics of the ILP plan.

b. data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option lifetime, expected dividends and the risk-free interest rate

The pricing model of Black & Scholes, roughly speaking, uses 6 main assumptions to estimate the value of the call options granted, namely:

1.	share price on the base date of the grant: was defined based on the closing price of Eletrobras (ELET3) on the base date of 02.28.2023.
2.	exercise price: minimum amount of BRL 42.00, adjusted by the positive variation of the IPCA/IBGE, plus a pre-fixed interest rate (spread) of 5% between the date of the company's capital increase and the date of the exercise.
3.	risk-free rate: future reference curve of the DI x Pre of B3, which considers the term structure of the interest rate.
4.	expected volatility for the stock: annualized standard deviation of the daily returns of the shares of Eletrobras (ELET3) and other publicly traded companies operating in the Brazilian electricity sector.
5.	Expectation of dividend distribution: this was not considered since the proposal foresees that the exercise price will be corrected by the distributions of dividends and JCSP which may have an impact on Eletrobras' future prices. and
6.	term of the grant until the fiscal year: minimum term established in the Options Plan.

c. Method used and assumptions assumed to incorporate the expected effects of early exercise

Considering that Eletrobras is a publicly traded company, with daily quotations and that the option exercise window is a period of only 4 months, the Company considers, for the purposes of the Options Plan, the exercise price as the quotation price of the shares on the first day immediately after the vesting period of the share.

d. How to determine expected volatility

The expected volatility was estimated considering the annualized standard deviation of the daily returns of Eletrobras shares and other publicly traded companies in the Brazilian electricity sector. The time windows used in the volatility readings coincide with the periods in years between the grant and the expected maturity/exercise date.

e. whether any other characteristics of the option have been incorporated into the measurement of its fair value

The Stock Option-Based Compensation Plan provides that the exercise price will be adjusted for any dividend distributions.

8.13       Holdings in shares, quotas and other convertible securities held by managers and members of the audit committee – by body

12/31/2024	Securities Issuing Company	Securities	Quantity
Board of Directors	Company	"B" Preferred Stock	4,372,957
Board of Directors	Company	Common Stock	1
Executive Board	Company	"B" Preferred Stock	200
Executive Board	Company	Common Stock	235,022
Executive Board	Company	Debentures	990
Fiscal Council	Company	Common Stock	4,430
Total:			4,613,600

8.14       Information on pension plans granted to members of the board of directors and Executive Board

Fiscal year ending on 12.31.2024
	Board of Directors	Executive Board	Total
No. of members	9.00	11.75	20.75
No. of paid members1	0.00	3.00	3.00
Plan Name	Eletrobras Social Security Foundation - Eletrobras CD Plan and CD I
Number of Administrators who meet the conditions to retire	-	Not Available	Not Available
Conditions for early retirement	-	Have (i) 60 months of effective membership as an Eletros participant; (ii) a minimum age of 50 for the Eletrobras CD and 45 for the CD I; (iii) a severed employment relationship with the sponsor.
Updated cumulative value of contributions accumulated up to the end of the last fiscal year, minus the portion related to contributions made directly by Managers	-	BRL 1,131,620.75	BRL 1,131,620.75
Total accumulated value of contributions made during the last fiscal year, minus the portion relating to contributions made directly by the Managers	-	BRL 489,857.24	BRL 489,857.24
Possibility of early redemption and conditions	-	The cancellation of the participant's enrollment, when there is proof of the termination of the employment relationship with the sponsor, whenever this cancellation occurs before the participant is in receipt of the Monthly Income benefit offered by the Plan, will give rise to the right to redemption, in the form of a single payment or in installments at the participant's option, minus the Income Tax due.

Fiscal Year ending on 12.31.2024
	Board of Directors	Executive Board	Total
No. of members	9	11.75	20.75
No. of paid members1	0	8.67	8.67
Plan Name	Icatu
Number of Managers who meet the conditions to retire	-	Not Available	Not Available
Conditions for early retirement	-	Be at least 50 years old and have their working relationship with the sponsor broken.	-

Updated amount of contributions accumulated in the pension plan up to the end of the last fiscal year, minus the portion related to contributions made directly by the Managers	-	BRL 1,793,670.00	BRL 1,793,670.00
Total accumulated amount of contributions made during the last fiscal year, less the 60th installment related to contributions made directly by the Managers	-	BRL 1,176,045.83	BRL 1,176,045.83

Possibility of early redemption and conditions	-	Redemption as an asset in the plan: penalty rule – loses an amount identical to the amount of the partial redemption – grace period of 60 days for the first withdrawal or between withdrawals; Redemption while off: follows vesting rules.	-

1Corresponds to the number of officers and directors, as applicable, linked to the pension plan, as provided for in Circular Letter /ANUAL-2025-CVM/SEP, and considering the number of participants enrolled in the plan, per month.

2The Icatu Pension Plan began to be offered to the statutory board in November 2023 and the number of remunerated members was calculated by the 12-month average of the number of participants.

8.15       Maximum, minimum and average individual compensation of the board of directors, the statutory executive board and the fiscal council

	Executive Board			Board of Directors			Fiscal Council
	31/12/2024	31/12/2023	31/12/2022	31/12/2024	31/12/2023	31/12/2022	31/12/2024	31/12/2023	31/12/2022
Total number of members	11.75	9.83	6.33	9.00	9.00	9.58	4.33	5.00	4.92
Number of paid members1	11.75	9.83	6.33	7.00	8.17	7.00	4.33	5.00	4.92
Amount of the highest remuneration (BRL)[2]	15,665,277.60	19,342,394.01	1,226,608.08	1,793,282.64	1,673,270.64	65,284.32	151,909.09	146,403.75	75,859.76
Lowest remuneration amount (BRL)[2]	3,175,319.01	4,960,915.75	928,300.79	1,673,282.64	1,573,274.64	65,284.32	151,009.09	146,403.75	68,045.01
Average value of remuneration (BRL)[2]	5,196,344.82	8,097,498.46	1,277,250.95	1,620,246.30	1,473,159.39	65,689.20	151,045.91	143,009.09	76,468.72

¹For Compensation purposes, all compensation components applicable to directors and fiscal council members were considered. In the case of Restricted Shares to the Board of Directors, the transfer of ownership of the shares will only be transferred in 2028. In the case of Stock Options of the Board of Executive Board, they can only be exercised after at least 3 years from 2023, with two other vesting milestones at 4 and 5 years. Therefore, there is no receipt of the values of Restricted Shares by the Board of Directors and Stock Options by the Executive Board for the fiscal years of 2025, but rather, the recognition of the expense in the period.

Observations

Executive Board
12.31.2024	With the approval of the New Compensation Model of Eletrobras Privatized, the compensation for each of the members of the Board of Executive Board began to observe adherence to the market. The value of the lowest individual annual remuneration was calculated by excluding members of the respective body who have held the position for less than 12 months, as provided for in Circular Letter /ANUAL-2025-CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in Circular Letter /ANUAL-2025-CVM/SEP.
12.31.2023	With the approval of the New Compensation Model of Eletrobras Privatized, the compensation for each of the members of the Board of Executive Board began to observe adherence to the market. The value of the lowest individual annual remuneration was calculated by excluding members of the respective body who have held the position for less than 12 months, as provided for in Circular Letter /ANUAL-2025-CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in Circular Letter /ANUAL-2025-CVM/SEP.
12.31.2022	With the approval of the New Compensation Model of Eletrobras Privatized, the compensation for each of the members of the Board of Executive Board began to observe adherence to the market. The value of the lowest individual annual remuneration was calculated by excluding members of the respective body who have held the position for less than 12 months, as provided for in Circular Letter /ANUAL-2025-CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in Circular Letter /ANUAL-2025-CVM/SEP.

Board of Directors
12.31.2024	With the approval of the New Compensation Model of Eletrobras Privatized, the compensation for the Board of Directors began to observe adherence to the market. The value of the Chairman of the Board of Directors is different from that of the other Board Members, who receive identical levels of compensation, with the exception of the specific one for Participation in Committees. The value of the lowest individual annual remuneration was calculated by excluding members of the respective body who have held the position for less than 12 months, as provided for in Circular Letter /ANUAL-2025-CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in Circular Letter /ANUAL-2024- CVM/SEP.
12.31.2023	With the approval of the New Compensation Model of Eletrobras Privatized, the compensation for the Board of Directors began to observe adherence to the market. The value of the Chairman of the Board of Directors is different from that of the other directors, who receive identical levels of compensation, with the exception of that specific for Participation in Committees. The value of the lowest individual annual remuneration was calculated by excluding members of the respective body who have held the position for less than 12 months, as provided for in Circular Letter /ANUAL-2025-CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in the Circular Letter /ANUAL-2025- CVM/SEP.
12.31.2022	With the approval of the New Compensation Model of Eletrobras Privatized, the compensation for the Board of Directors began to observe adherence to the market. The value of the Chairman of the Board of Directors is different from that of the other directors, who receive identical levels of compensation, with the exception of that specific for Participation in Committees. The value of the lowest individual annual remuneration was calculated by excluding members of the respective body who have held the position for less than 12 months, as provided for in Circular Letter /ANUAL-2025-CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in the Circular Letter /ANUAL-2025- CVM/SEP.

Fiscal Council
12.31.2024	The amount of fees distributed among the members of the Fiscal Council is identical for all members. The value of the lowest individual annual compensation was calculated by excluding the members of the respective body who have held the position for less than 12 months, as provided for in the Circular Letter /ANUAL-2025- CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in the Circular Letter /ANUAL-2025- CVM/SEP.
12.31.2023	The amount of fees distributed among the members of the Fiscal Council is identical for all members. The value of the lowest individual annual remuneration was calculated by excluding members of the respective body who have held the position for less than 12 months, as provided for in Circular Letter /ANUAL-2025-CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in the Circular Letter /ANUAL-2025- CVM/SEP.
12.31.2022	The amount of fees distributed among the members of the Fiscal Council is identical for all members. The value of the lowest individual annual remuneration was calculated by excluding members of the respective body who have held the position for less than 12 months, as provided for in Circular Letter /ANUAL-2025-CVM/SEP. The number of members corresponds to the annual average of the number of members of the aforementioned management body calculated monthly, as provided for in the Circular Letter /ANUAL-2025- CVM/SEP.

8.16       Describe contractual arrangements, insurance policies or other instruments that structure remuneration or indemnification mechanisms for managers in the event of removal from office or retirement, indicating the financial consequences for the Company

With regard to remuneration or indemnity mechanisms in the event of dismissal from office, we hereby inform that, at the discretion of the Board of Directors, it is possible to pay monthly in an amount equivalent to a fixed remuneration, for a period of twelve (12) months from the termination of the contract, and it is certain that, in this case, there will be as a counterpart the application of the duty of non-competition by the executive.

Eletrobras does not have contractual arrangements, insurance policies or other instruments that structure compensation or indemnity mechanisms for managers in the event of dismissal or retirement.

According to the Bylaws, the Company ensures the defense of its managers in administrative and judicial proceedings, in addition to maintaining a permanent insurance contract in favor of its managers, with a view to protecting them from any liability for acts performed in the interest of the Company during the valid exercise – and without conflict of interest – of their position or function.

In this sense, Eletrobras has contracted a Civil Liability Insurance policy for Managers ("D&O"), with a premium in the total amount of BRL 13,470,991.59, and effective from 09/14/2024 to 03/15/2026. The D&O also extends coverage to all managers of the Wholly-Owned Subsidiaries and to the managers appointed by Eletrobras in its Subsidiaries and Affiliates.

As an additional protection mechanism, the Bylaws expressly provide for the possibility for the Company to enter into indemnity agreements with its managers, as set forth in Eletrobras' Indemnity Policy. The maximum and global limit of indemnity as a result of the Indemnity Agreements in force is BRL 500 million, adjusted annually by the Extended National Consumer Price Index (IPCA), as of approval by the Board of Directors.

8.17       In relation to the last three fiscal years and the forecast for the current fiscal year, indicate the percentage of the total remuneration of each body recognized in the Company's income referring to members of the board of directors, the statutory executive board or the fiscal council that are related parties to the controlling shareholders, direct or indirect, as defined by the accounting rules that deal with this matter

In the fiscal year ended December 31, 2022, all members of the Board of Directors, the Board of Executive Board and the Fiscal Council considered related parties had a relationship with the Federal Government, the Company's former controlling shareholder. In view of the completion of the Company's privatization process in July 2022 and the consequent absence of a controlling shareholder since then, this item 8.17 is not applicable to the fiscal years 2023 and 2024 and to the current fiscal year (2025).

Compensation held by Related Parties for the Fiscal Year ended December 31, 2022
	Board of Directors	Executive Board	Fiscal Council	Audit and Risk Committee Statutory
Number of Members	9.58	6.33	4.92	5.00
Number of Members – Part Related to Controlling Shareholders	2.80	1.73	4.42	0.00
Amount of the Agency's Total Remuneration in the Fiscal Year	BRL 459,824.38	BRL 8,084,998.45	BRL 376,226.10	BRL 1,985,732.60
Amount of Total Compensation Attributed to Related Parties to the Controlling Shareholder in the Body in the Fiscal Year	BRL 182,252.07	BRL 722,292.28	BRL 224,506.58	0.0
% of the body's total remuneration	40	9	60	0

8.18       In relation to the last three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer's income statement as remuneration for members of the board of directors, the statutory executive board or the fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and consulting or advisory services provided

In the last 3 fiscal years, there has been no provision for the payment of remuneration to members of the Board of Directors, the Statutory Executive Board, the Fiscal Council and the Audit and Statutory Risk Committee of Eletrobras in the current fiscal year (2025) for any reason other than the position they hold at Eletrobras. All compensation received at Eletrobras has been and will continue to be based solely and exclusively on the position held at Eletrobras.

8.19       In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the income of direct or indirect controlling shareholders of companies under common control and subsidiaries of the issuer, such as remuneration of members of the board of directors, the board of Executive Board or the fiscal council of the issuer, grouped by body, specifying on what basis such values were assigned to such individuals

In the last three (3) fiscal years, and there is no forecast for the current fiscal year (2025), there have been any installments of the remuneration borne by Eletrobras' subsidiaries that have been or may be attributed to the members of the Board of Directors, the Statutory Executive Board, the Fiscal Council and the Audit and Statutory Risk Committee due to the exercise of their position at Eletrobras. Any remuneration received in other companies/agencies was and will continue to be due to the function performed in the respective subsidiaries (Eletrobras does not have a controlling shareholder or companies under common control).

In relation to the remuneration received in other companies and/or bodies, the following is indicated, in relation to the current fiscal year (2025) and the fiscal years ended December 31, 2024, 2023 and 2022, the remuneration received by managers and members of the Fiscal Council, recognized in the results of Eletrobras' subsidiaries, not related to the exercise of a position in Eletrobras itself, but rather due to the positions they hold in these subsidiaries.

Fiscal Year 2025
	Board of Directors	Executive Board	Fiscal Council	Total
Remuneration received as a result of the exercise of the position in the Company
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Society under common control	N/A	N/A	N/A	N/A
Other remuneration received, specifying on what basis it was awarded
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Society under common control	N/A	BRL 573,837.03	N/A	BRL 573,837.03

Fiscal Year 2024
	Board of Directors	Executive Board	Fiscal Council	Total
Remuneration received as a result of the exercise of the position in the Company
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Society under common control	N/A	N/A	N/A	N/A
Other remuneration received, specifying on what basis it was awarded
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Society under common control	N/A	BRL 573,837.03	N/A	BRL 573,837.03

Fiscal Year 2023
	Board of Directors	Executive Board	Fiscal Council	Total
Remuneration received as a result of the exercise of the position in the Company
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Society under common control	N/A	N/A	N/A	N/A
Other remuneration received, specifying on what basis it was awarded
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	0	BRL 246,069.36	0	BRL 246,069.36
Society under common control	N/A	BRL 421,816.80	N/A	BRL 421,816.80

Fiscal Year 2022
	Board of Directors	Executive Board	Fiscal Council	Total
Remuneration received as a result of the exercise of the position in the Company
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Society under common control	N/A	N/A	N/A	N/A
Other remuneration received, specifying on what basis it was awarded
Direct and indirect controllers	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	BRL 663,995.81	N/A	BRL 663,995.81
Society under common control	BRL 196,794.00	BRL 376,037.56	N/A	BRL 572,831.56

8.20       Provide other information that the Company deems relevant

There is no other relevant information to be reported in this item 8.20.

SCHEDULE 13

Historical information on Management compensation effectively paid compared to approved maximum aggregate compensation

(a)             Amounts approved in the previous proposal and amounts actually performed:

At the Company's Annual General Meeting held on April 26, 2024, the overall compensation of the managers, external members of the advisory committees to the Management and members of the Company's Fiscal Council, for the period from January 1, 2024 to December 31, 2024, was approved, in the amount of BRL 83,174,264.33, and, for the same period, the total amount of BRL 74,102,772 was performed, which corresponds to a variation of -10.9%, as shown in the table below:

BRL	Approved at OEGM 2024	Effective paid 2024	Difference between Approved and Effective paid
	(A)	(B)	(C) = (B)-(A)
Executive Officers¹	67,097,036.21	61,057,051.59	-6,039,984.62
Board of Directors¹	13,219,728.12	11,341,724.13	-1,878,003.99
Fiscal Council	757,500.00	654,028.78	-103,471.22
Board Advisory Committees	2,100,000.00	1,050,000.00	-1,050,000.00
Total	83,174,264.33	74,102,804.50	-9,071,459.83

¹The transfer of shares to the Management will only take place in April 2028, while the maturity period for Call Options granted to the CEO and Vice Presidents is at least three, four and five years from the grants approved in 2023. Therefore, the amounts of such items are represented as appropriation of the expense in the period, and there is no receipt of the estimated amounts.

(b)             Any differences between the amounts in current Compensation Proposal and the previous compensation proposal and the information described in Section 8 of the Company's Reference Form (Formulário de Referência):

We present the table below to the stockholders, to demonstrate that the proposed amounts for the 2025 OEGM is based, with occasional refinements, on the levels/systems of fixed compensation, STI and LTI already approved by the stockholders:

Group	Component	Approved – 2024 OEGM	Proposed – 2025 OEGM	Comparison between the 2024 and 2025 OEGM	comments
Executive Officers	No. of Paid Members	Up to 12 (1 President and 11 Vice-Presidents)	Up to 12 (1 President and 11 Vice-Presidents)	Same quantity	-
	Average Fixed Monthly Compensation of the Statutory Management (CEO and VPs)	BRL 126,250.00	R$ 132,347.88	Market Update of 4.83% (IPCA in the period)	The salary survey conducted by Korn Ferry identified the need to update the salary table implemented in 2022. Therefore, it is proposed up to 4.83% (IPCA in the period) as a level of increase in fixed compensation, to be used for salary progressions that occur through performance evaluation based on goals (arising from the STI Program) and behaviors (derived from the Company's amounts).
	Short-Term Incentive (STI) – Bonus Program (highest maximum remuneration among managers)	Up to 24 remunerations	Up to 24 remunerations	Same System	The amounts referring to the Bonus Program for the 2025 fiscal year are included in the overall amount proposed for the 2025 OGM.
	Long-Term Incentive (LTI) – Stock Option Plan¹	Granted of 7,080,200 options (total amount for the 5 years), with an estimated total value of BRL 46,375,310. Therefore, for the 2024 fiscal year, 1/5 of the amount, or BRL9,275,062, which refer to the 2nd year of the Program, and consider the beneficiaries who remain in the Company, will be appropriated at this AGM.	Granted of 7,080,200 options (total amount for the 5 years), with an estimated total value of BRL46,375,310. Therefore, for the 2025 fiscal year, 1/5 of the amount, or BRL9,275,062, which refer to the 3rd year of the Program, and consider the beneficiaries who remain in the Company, and any new ones who join, will be appropriated at this AGM.	Same System, and Same Quantity Predicted	With the grants already made, 1/5 of the total value of the Program, or R$9,275,062, which refers to the 3rd year of the Program, will be appropriated for the 2025 OEGM.
	Long-Term Incentive (LTP) – Restricted Action Plan	Grant in Mar/23 of 810,428 restricted shares. Considering the grant made in Mar/2023, and the beneficiaries who remain with the Company, the 3rd transfer takes place in 2025, of 162,086 restricted shares, in the estimated amount of BRL5,232,123 (maintaining a price of BRL32.28 on 03.14.23)	Grant in Mar/23 of 810,428 restricted shares. Considering the grant made in Mar/2023, and the beneficiaries who remain with the Company, the 4th transfer takes place in 2025, of 162,086 restricted shares, in the estimated amount of BRL5,232,123 (maintaining a price of BRL32.28 on 03.14.23)	Same System, and Same Quantity Predicted	At the end of March 2023, the possibility of including new beneficiaries and making new grants under the Restricted Action Plan was closed. The amounts referring to the value of the restricted shares related to the 4th transfer are included in the overall amount proposed for the 2025 OEGM.
Board of Directors	No. of Paid Members	Up to 9	Up to 10	Adjustment in the Number of Members	-

	Fixed Monthly Compensation of the management(average, considering Chairman and other Directors)	BRL 86,111.11	BRL 118,359.51	Recomposition of the Total Compensation (Fixed Compensation + LTI), in order to maintain attractiveness in the position in the face of the Company's challenges and complexity.	According to market research carried out by Korn Ferry, and in view of the completion of the Long-Term Incentive (LTI) of the collegiate, it was identified the need to have the possibility of recomposing the fixed compensation of the Directors, in order to maintain the attractiveness for the position in the face of the complexity and challenges existing in the Company. In addition, it is possible to observe that the average annual total compensation (fixed remuneration + ILP) approved for 2024 (BRL 1,468,858.68) is even higher than the average annual total remuneration (fixed remuneration + LTI) proposed for 2025 (BRL 1,420,314.09).
	Long-Term Incentive (ILP) – Restricted Action Plan¹	Considering the grant and carried out in Mar/2023 of 242,856 shares, there will be a single transfer of the 242,856 shares on 04.30.2028, in the estimated amount of BRL 7,839,392¹ (maintaining a price of R$ 32.28 on 03.14.23).	-	There is no ILP for 2025, given that it is valid for Directors whose terms end in April 2025, and provided that the shares have been granted by March 2023.	For the 2025 OGM, there is no longer appropriation of value to the Management, with the 2nd half of the amount being appropriated in 2024 and the 1st half in 2023, since by the end of the OGM period (March 2025), the time for compliance with the term of office (April 2025) will have been completed.
Fiscal Council	Number of Remunerated Members	Up to 5	Up to 5	Same quantity	-
	Fixed Monthly Remuneration of the Fiscal Council	BRL12,625.00	BRL13,234.79	Same System	If the Fiscal Council is installed, its compensation is calculated based on the legal premises (ten percent of the average monthly fixed remuneration of the members of the Board of Executive Officers)
External Members of the Advisory Committees to the Board of Directors	Fixed Monthly Remuneration of External Member of the Advisory Committees to the Board	BRL35,000.00	BRL50,000.00 for the Coordinator and BRL40,000.00 for the member	Same level	According to market research, a lag in the remuneration level of the external member was indicated. In addition, it is noted that there was a reduction in the number of members (3 in the approved 2024, and 2 in the 2025 proposal).

¹The transfer of shares to the Management will only take place in April 2028, and the maturity period for Call Options for the CEO and Vice Presidents has a maturity period of at least 3, 4 and 5 years. Therefore, in both cases, there is no receipt of the estimated amounts cited in the 2025 fiscal year, but the appropriation of the expense in the period.

Below, for comparison purposes and to continue with transparency to shareholders, we present a table that compares the overall amount approved at the 2024 OEGM with that proposed at the 2025 OGM, and presents the differences and comments of each of the components:

Groups	Approved at the 2024 OEGM	Proposed at the 2025 OGM	Difference (C) = (B)-(A)	Comments
	(A)	(B)
Fixed Fees	18,180,000	19,058,094	878,094	Market update (4.83%, IPCA in the period).
Benefits	1,794,932	1,317,727	-477,206	Adjustment in the Health Plan model.
Post Employment	2,448,691	2,263,450	-185,240	-
Termination of Office	770,000	0	-770,000	Conditions agreed upon in the termination of directors in 2023, which have already been met.

STI (Bonus)	29,395,950	30,575,974	1,180,024	Variation arising from the possibility of updating the fixed remuneration.
LTI (Stock Options)¹	9,275,340	9,275,340	0	-
LTI (Restricted Shares)	5,232,123	5,232,123	0	-
Total Executive Officers	67,097,036	67,722,709	625,672	-
Board of Directors	9,300,000	14,203,141	4,903,141	Adjusted the number of members, which goes to 10, instead of 9. In addition, in view of the completion of the LTI, recomposition of Total Compensation (Fixed Compensation + LTI), in order to maintain attractiveness in the position in the face of the Company's challenges and complexity.
STI Restricted Shares CA¹	3,919,728	0	-3,919,728	For the 2025 OEGM, there is no longer any appropriation of value to the Management, with the 2nd half of the amount being appropriated in 2024 and the 1st in 2023.
Fiscal Council	757,500	794,087	36,587
Advisory Committees	2,100,000	1,080,000	-1,020,000	Reduction in the number of members, which goes to 2, instead of 3. In addition, updating values, according to market research.
Total Boards and Committees	16,077,228	16,077,228	0	-
Total	83,174,264	83,799,937	625,672	-

1In the case of Restricted Shares for the Management, the transfer of ownership of the shares will only occur in 2028; likewise, in the case of Stock Options of the Board of Executive Officers, the exercise of the options will occur at least 3 years after 2023, with two other vesting milestones reaching the terms of 4 years and 5 years. Therefore, there is no receipt of the amounts of Restricted Shares by the Management, and Stock Options by the Executive Board for the year 2025, but the recognition of the expense in the period.

Due to, among others, (i) the updating of the fixed compensation levels of the Executive Officers according to the market; (ii) the maintenance of the Short-Term Incentive (STI) and Long-Term Incentive (LTI) components of the Executive Officers; (iii) the inclusion of 1 additional board member compared to 2024 (iv) the end of the appropriation of the restricted shares of the Board of Directors, and therefore there is no longer an LTI proposed for 2025 (v) as a consequence of the previous item, the possibility of adjusting the fixed compensation of the Board of Directors, as a way to recompose the total compensation (fixed compensation + LTI) of the Directors and thus maintain attractiveness in the position in the face of the challenges and complexity of the Company, it is proposed to approve a global compensation amount equivalent to BRL 83,799,936.69 for the 2025 fiscal year, a level that is BRL 625,672.36 (0.8%) higher than that approved by shareholders in 2024.

Schedule 12 to Eletrobras' Management Proposal for the OEGM to be carried out contains information regarding the compensation of the Management, members of the Fiscal Council and members of the Advisory Committees to the Board, pursuant to Section 8 of the Company's Reference Form.

SCHEDULE 14

Changes to be promoted in the Bylaws, with comparative table and legal and economic effects

BYLAWS IN FORCE	PROPOSED AMENDMENTS TO BYLAWS	ORIGIN, JUSTIFICATION AND ANALYSIS OF THE EFFECTS OF THE CHANGES

Article 4 - The capital stock is seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty reais and seventy-nine cents (BRL 70,099,825,620.79) divided into two billion, twenty-seven million, eleven thousand four hundred and ninety-eight (2,027,011,498) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.	Article 4 - The capital stock is ~~R$ 70,099,825,620.79 (seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty reais and seventy-nine cents) divided into 2,027,011,498 (two billion, twenty-seven million, eleven thousand, four hundred and ninety-eight)~~ seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286) one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Capital Increase (item 1.7 of the Agenda of the EGM): In the event that the merger of Eletropar by Eletrobras is approved by the respective shareholders, there will be an increase in the value of Eletrobras' capital stock due to the absorption of the net assets of Eletropar by Eletrobras.

As a legal effect, the Eletrobras' capital stock will increase due to the Merger, with a corresponding increase in the number of common shares, observing the negotiated exchange ratio. Among other effects already explored in the Management's Proposal, the economic effect of the approval of the Merger, should it occur, will be the dilution of the current shareholders of Eletrobras.

Article 25 – Paragraph 5 – In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.

Article 2~~5~~8 – Paragraph 5 – ~~In the resolutions of the Board of Directors and resolutions of the Executive Board, the respective Presidents shall have, in addition to the personal vote, the tie-breaking vote.~~

In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed:

I – in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie-breaker; and

II – in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker.

Block 1 (item 2 of the Agenda of the EGM): Inclusion of a new wording for Paragraph 5 of the current Article 25, with a new numbering for Article 28.

The proposal establishes new tie-breaking rules for the Board of Directors, as a way to safeguard the premises of the privatization of Eletrobras and the corporation model. There are no economic effects arising from this.

Article 28 – Paragraph 2 – The Board of Directors shall be composed of at least six (6) independent members.	Article ~~28~~31 – Paragraph 2 – The Board of Directors shall be composed of at least ~~six (6)~~ five (5) independent members.

Block 3 (item 3 of the Agenda of the EGM): Amendment to Paragraph 2 of the current Article 28, with new numbering for Article 31, to reduce the minimum number of independent candidates from six (6) to five (5).

Proposal to adjust the minimum number of independent members, from six (6), equivalent to 60% (sixty percent), to five (5), corresponding to 50% (fifty percent), since the new threshold, in addition to being in line with the guidelines and best governance practices, is more reasonably adapted to the Company's needs in light of the more stringent independence criteria mentioned below and the new electoral context that may arise if the agenda of the EGM on Conciliation is approved, with no economic impact.

N/A

Article ~~28~~31 – Paragraph 4 – Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they:

I – hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or

II – have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided.

Block 3 (item 3 of the Agenda of the EGM): Amendment to Paragraph 4 of the current Article 28, with a new numbering for Article 31, to include criteria for assessing the independence of members of the Board of Directors.

In line with good corporate governance practices, and also considering the level adopted in the legislation and in the Bylaws, the proposal includes the inclusion of two statutory criteria for loss of independence of members of the Board of Directors, with no economic impact.

Article 43 – The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.	Article ~~43~~46 – The Fiscal Council, of ~~non-~~permanent operation ~~when installed by the Shareholders' Meeting, in the form of the law~~, shall consist of ~~three (3) to~~ five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.

Block 3 (item 4 of the Agenda of the EGM): Amendment to the caput of the current Article 43, with new numbering for Article 46, to make the Fiscal Council a permanent body composed of five (5) members.

It is proposed to set the number of members of the Fiscal Council at five (5), aiming to simplify the voting process, ensure predictability and guarantee proportional representation of shareholders, as provided in the Settlement Agreement. There is no economic impact, as the Company currently has a Fiscal Council in place with 5 (five) remunerated members.

Note: Except for occasional renumbering of chapters, articles and/or items — as reflected in the consolidated version of the Bylaws — no other amendments are proposed to the current Bylaws in the context of this Administration's Proposal for the EGM. The renumbering mentioned above results from the Administration's Proposal for the EGM on Conciliation, available on the Company's websites (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/), and B3 (https://www.b3.com.br/en/).

SCHEDULE 15

Consolidated Bylaws considering the No Conciliation Scenario

BYLAWS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER ll

Capital, Shares and Shareholders

Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286) one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I - common, in nominative form, with the right to one vote per share;

II - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

lll - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.

Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V - establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV

Management

Article 20 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III - of a person who holds a position in a union organization.

IV – of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V – of a person who already serves on 4 (four) or more boards of directors of publicly-held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I - hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II - have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of Paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.

Article 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 24 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 25 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed:

I – in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie-breaker; and

II – in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 26 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the rules on Eletrobras’ powers allocation and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends; and

VI – appointment of the director who will act as Chairman of the Board of Directors; and

VII – approval and amendment of its Internal Bylaws and the Internal Bylaws of its advisory committees.

Article 27 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III - employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV - indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER V

The Board of Directors

Article 28 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including a director elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras.

Paragraph 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.

Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they:

I – hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or

II – have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided.

Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly-held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 29 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 30 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V - express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX - evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI - resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;

XXII - decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII - evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV - approve the annual work plan of the Internal Audit; and

XXVI - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXIX - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXX - choose and dismiss the independent auditors;

XXXI - resolve on the Company’s strategic trademarks and patents;

XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law;

XXXIII - approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and

XXXV - approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII - grant leave or license to the President of the Company, including paid leave;

XXXVIII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XL- approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and

XLV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee;

III - propose to the Board of Directors appointments to compose the advisory committees; and

IV – with the support of the Coordinator of the People and Governance Committee and the investor relations department, address corporate governance matters with the shareholders.

Article 31 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I - People and Governance Committee;

II - Planning and Projects Committee;

III - Sustainability Committee; and

IV - Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 32 - The Audit and Risks Committee is responsible for:

I – provide an opinion on the hiring and dismissal of independent audit services;

II - supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 33 - The People and Governance Committee is responsible for:

I - analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II - assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 34 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 35 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.

CHAPTER VI

The Executive Board of Directors

Article 36 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 37 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 38 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 39 - The Executive Board of Officers is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII – define the staffing of the Company’s areas;

XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;

XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII – approve the Company’s quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law;

XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and

XXVIII - approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.

CHAPTER VII

Duties of the Executive President and the Executive Vice-President Officers

Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II - to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and

VII - coordinate the activities of the members of the Executive Board of Officer.

Article 41 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV - designate employees for missions abroad; and

V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 42 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER VIII

The Fiscal Council

Article 43 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 4 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 22 of these Bylaws.

Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.

Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;

VII – examine the financial statements for the fiscal year and give an opinion on them;

VIII – approve its internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X - exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER IX

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and

Manifestation Handling

Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER X

Fiscal Year and Financial Statements

Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49; and

II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 51 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XI

Transitional Provisions

Article 53 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 54 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

SCHEDULE 16

Consolidated Bylaws considering the Conciliation Scenario

BYLAWS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER ll

Capital, Shares and Shareholders

Article 4 - The capital stock is seventy billion, one hundred and thirty-five million, two hundred and one thousand, four hundred and five reais and twenty-seven cents (BRL 70,135,201,405.27) divided into two billion, twenty-eight million, five hundred and forty-four thousand, two hundred and eighty-six (2,028,544,286) one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) preferred shares of class "B" and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I - common, in nominative form, with the right to one vote per share;

II - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

lll - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.

Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V - establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV

Rights Attributed to the Federal Government

Article 20 - The Federal Government, on behalf of the shareholders that are part of its group of shareholders, pursuant to Article 8 of these Bylaws ("Federal Government Shareholders' Group"), considering the provisions of the Conciliation Agreement No. 07/2025/CCAF/CGU/AGU-GVDM, entered into within the scope of the Direct Action for the Declaration of Unconstitutionality No. 7,385 ("Conciliation Agreement"), the terms of which were approved at Eletrobras' extraordinary general meeting held on 29 April 2025 ("Conciliation Meeting"), shall have the right to elect, by means of a separate vote:

I – three (3) members to the Board of Directors of Eletrobras; and

II – one (1) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Paragraph 1 - If, for any reason, the Federal Government Shareholders' Group holds a percentage of less than thirty percent (30%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government Shareholders' Group, to elect directors by means of a separate vote, as provided for in the caput of this Article 20, will be partially reduced, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will have the right to elect, by means of a separate vote:

I - two (2) members to the Board of Directors of Eletrobras; and

II - 1 (one) member of the Fiscal Council of Eletrobras, and his/her respective alternate.

Paragraph 2 - If, for any reason, Federal Government’s Shareholders Group holds a percentage of less than twenty percent (20%) of the voting capital stock of the Company, the right of the Federal Government, on behalf of the Federal Government’s Shareholders Group, to elect directors by means of a separate vote, provided for in the caput and first paragraph of this Article 20, will be automatically extinguished, so that the Federal Government, on behalf of the Federal Government Shareholders’ Group, will not have the right to elect, by means of a separate vote, any number of members to the Board of Directors or to the Fiscal Council of Eletrobras.

Paragraph 3 - In the event that the Federal Government Shareholders’ Group has its voting participation percentage in the Company’s stock capital reduced, pursuant to the first and second paragraphs of the caput of Article 20 of these Bylaws, such reduction shall not impact the current term of office of the directors elected by means of a separate vote by the Federal Government, on behalf of the Federal Government Shareholders’ Group.

Paragraph 4 - In the event that the Federal Government Shareholders’ Group holds, at any time, a voting participation percentage in the Company’s stock lower than that required for the maintenance of the rights provided for in the first and second paragraphs of the caput of Article 20 of these Bylaws, as the case may be, the right of election shall automatically be definitively extinguished under the terms and amounts set forth therein, even if the Federal Government Shareholders’ Group subsequently holds a participation in an amount equal to or greater than such percentages.

Paragraph 5 - The candidates nominated by the Federal Government pursuant to this Article 20 and respective paragraphs shall comply with the provisions of these Bylaws and the applicable Eletrobras’ internal policies, including their eligibility.

Article 21 - The right to elect, by means of a separate vote, attributed to the Federal Government, on behalf of the Federal Government Shareholders’ Group, provided for in the caput of Article 20, has a personal nature (intuito personae). Thus, such right is not attributed to any of the shares issued by Eletrobras, including, without limitation, the special class preferred share provided for in item III of paragraph 1 of Article 4 of these Bylaws, so that it may not be transferred in any way to any other person or entity, including entities that are part of the Federal Government Shareholders’ Group, whether free of charge or for consideration, including through a power of attorney, and can be exercised solely and exclusively by the Federal Government.

Article 22 - While the Federal Government, on behalf of the Federal Government Shareholders’ Group, holds the right to elect, by means of a separate vote, any number of members for the Company's Board of Directors and Fiscal Council, the Federal Government and the members of the Federal Government Shareholders’ Group shall abstain from performing the following acts: according to the obligation assumed in the Conciliation Agreement:

I - To demand the election of members of the Company's Board of Directors by multiple vote, as provided for in article 141 of the Brazilian Corporations Law and other applicable provisions, and, if such election is requested by another candidate(s), to nominate candidates and/or vote in said election;

II - Nominating candidates and/or voting in the general election of members of the Board of Directors, whether this is an election by candidates, by slate or by multiple vote, including for the purposes of article 141, paragraph 4, item I, of the Brazilian Corporations Law and other applicable provisions;

III – Nominating candidates and/or voting in the election of a member of the Board of Directors appointed by the shareholders holding preferred shares, including within the scope of the right granted by article 141, paragraph 4, item II, of the Brazilian Corporations Law and other applicable provisions;

IV – Nominating candidates and/or voting in the election of a member of the Fiscal Council and their respective alternate, appointed by the shareholders holding preferred shares, as provided for in article 161, paragraph 4, item "a" of the Brazilian Corporations Law and other applicable provisions; and

V – Nominate candidates and/or vote in the general election of members of the Fiscal Council and their respective alternates, whether this is an election by candidate or by slate, including for the purposes of article 161, paragraph 4, items "a" and "b" of the Brazilian Corporations Law and other applicable provisions.

Article 23 - It shall be exclusively incumbent upon the Federal Government, on behalf of the Federal Government Shareholders’ Group, to submit to the Company the name and all other information of the persons it intends to elect to the Company's Board of Directors and/or Fiscal Council, by means of a separate vote provided for in Article 20 and respective paragraphs of these Bylaws, provided that such submission must occur at least sixty (60) days prior to the date of the general meeting whose agenda is the election of members of the Company's Board of Directors and/or Fiscal Council, according to the annual calendar disclosed by Eletrobras, in order to enable the analysis provided for in the sixth paragraph of Article 28 of these Bylaws and Eletrobras' internal policies.

Article 24 - The members of the Board of Directors elected by the Federal Government, on behalf of the Federal Government Shareholders’ Group, by means of a separate vote pursuant to Article 20 and respective paragraphs of these Bylaws shall not be considered as independent for all purposes.

Article 25 - The Company shall disregard, for all intents and purposes, the acts performed, at any time, by the Federal Government and by any of the shareholders that are part of the Federal Government Shareholders’ Group carried out in disagreement with the provisions of the Conciliation Agreement and/or these Bylaws, including by an act of the chairman of the meeting or assembly in the context of which the act in question was carried out.

CHAPTER V

Management

Article 26 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 27 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 28 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III - of a person who holds a position in a union organization.

IV – of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V – of a person who already serves on 4 (four) or more boards of directors of publicly-held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I - hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II - have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of Paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.

Article 29 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 30 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 31 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In relation to the decision-making processes of the collegiate management bodies, the following tie-breaking criteria shall be observed:

I – in the decisions of the Board of Directors, the vote of the block containing the largest number of independent directors shall prevail and, if the tie persists, the vote of the Chairman of the Board of Directors shall also exercise the function of tie-breaker; and

II – in the decisions of the Executive Board, the Chairman of the Company, shall have, in addition to the personal vote, the tie-breaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 32 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the rules on Eletrobras’ powers allocation and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends; and

VI – appointment of the director who will act as Chairman of the Board of Directors; and

VII – approval and amendment of its Internal Bylaws and the Internal Bylaws of its advisory committees.

Article 33 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III - employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV - indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER VI

The Board of Directors

Article 34 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders' Meeting, without alternates, with a unified term of office of two (2) years, with reelection permitted, including: (i) one (1) board member elected in a separate vote at the Shareholders' Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and (ii) three (3) board members elected by the Federal Government, representing the Federal Government Shareholders’ Group, in a separate vote at the Shareholders' Meeting, pursuant to Article 20 and respective paragraphs of these Bylaws, if the conditions set forth therein are met.

Paragraph 1 - Only shall be able to exercise the right to separate election provided for in item (i) of Article 34 above, the preferred shareholders who prove the uninterrupted ownership of their shares during the period of three months, at least, immediately prior to the holding of the General Meeting, subject to the provisions of Chapter IV.

Paragraph 2 - The Board of Directors shall be composed of at least six (6) five (5) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 - Without prejudice to the independence provisions set forth by the CVM and the regulation of Novo Mercado, a member of the Board of Directors shall not be considered independent if they:

I – hold more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided; or

II – have a material relationship, management relationship or employment relationship, or equivalent, with a shareholder or group of shareholders that holds more than 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided.

Paragraph 5 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly-held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 36 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V - express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX - evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI - resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;

XXII - decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII - evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV - approve the annual work plan of the Internal Audit; and

XXVI - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXIX - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXX - choose and dismiss the independent auditors;

XXXI - resolve on the Company’s strategic trademarks and patents;

XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law;

XXXIII - approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and

XXXV - approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII - grant leave or license to the President of the Company, including paid leave;

XXXVIII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XL- approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and

XLV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee;

III - propose to the Board of Directors appointments to compose the advisory committees; and

IV – with the support of the Coordinator of the People and Governance Committee and the investor relations department, address corporate governance matters with the shareholders.

Article 37 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I - People and Governance Committee;

II - Planning and Projects Committee;

III - Sustainability Committee; and

IV - Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 38 - The Audit and Risks Committee is responsible for:

I – provide an opinion on the hiring and dismissal of independent audit services;

II - supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 39 - The People and Governance Committee is responsible for:

I - analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II - assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 40 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 41 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.

CHAPTER VII

The Executive Board of Directors

Article 42 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 43 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 44 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 45 - The Executive Board of Officers is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII – define the staffing of the Company’s areas;

XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;

XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII – approve the Company’s quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law;

XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and

XXVIII - approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.

CHAPTER VIII

Duties of the Executive President and the Executive Vice-President Officers

Article 46 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II - to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and

VII - coordinate the activities of the members of the Executive Board of Officer.

Article 47 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV - designate employees for missions abroad; and

V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 48 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER IX

The Fiscal Council

Article 49 - The Fiscal Council, of permanent operation, shall consist of five (5) members and their respective alternates, elected by the Shareholders' Meeting, all resident in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for the appointment of managers and members off the fiscal council.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 4 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 22 of these Bylaws.

Article 50 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.

Article 51 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;

VII – examine the financial statements for the fiscal year and give an opinion on them;

VIII – approve its internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X - exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 52 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER X

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Article 53 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 54 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER XI

Fiscal Year and Financial Statements

Article 55 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 56 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49; and

II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 57 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 58 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XII

Transitional Provisions

Article 59 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 60 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 61 – The amendments to the Company's Bylaws approved at the Conciliation Meeting, namely the inclusion of new Articles 20 to 25, as well as the amendments to Article 34 (renumbered), caput and first paragraph, and to the second paragraph of Article 49 (renumbered), have as a suspensive condition of effectiveness, pursuant to Article 125 of Law No. 10.406, of January 10, 2002, the approval of the Conciliation Term by the Supreme Federal Court, subject to the provisions of Clause Four of the Conciliation Term.

Sole Paragraph - If the effectiveness conditions addressed in the Conciliation Agreement related to its approval by the Supreme Federal Court do not materialize under the terms and conditions agreed therein, the immediate vacancy of the position held by one of the three candidates separately elected by the Union will occur, as previously defined in the administration's proposal at the Ordinary General Meeting held during the 2025 fiscal year, with the Board of Directors responsible for convening a general meeting solely for the election of their substitute.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.